Voya Retirement Insurance and Annuity Company
Variable Annuity Account C
AFT Choice Plus
CONTRACT PROSPECTUS – MAY 1, 2021

Contracts. The contracts described in this prospectus are group deferred fixed and variable annuity contracts issued by Voya Retirement Insurance and Annuity Company (the "Company," "we," "us" and "our"). They are intended to be used as funding vehicles for certain types of retirement plans and to qualify for beneficial tax treatment and/or provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (the "Tax Code").

> ***Why Reading This Prospectus Is Important.*** Before you participate in a contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer or a trust) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Investment Options. The contracts offer variable investment options and a fixed interest option. When we establish your account(s), the contract holder, (generally, the sponsor of your retirement plan or a trust), or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds (the "funds") listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. Information about the risks of investing in the funds through the contract is located in the "**INVESTMENT OPTIONS**" section on page 11 and in each fund's prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain them for future reference.

Fixed Interest Options: We describe the fixed interest options (Fixed Plus Account/Fixed Plus Account II and Fixed Plus Account II A) in the appendices to this prospectus.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. See "**CONTRACT DISTRIBUTION**" for further information about the amount of compensation we pay.

Getting Additional Information. If you have received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2021 Statement of Additional Information ("SAI") free of charge by indicating your request on your enrollment materials, by calling the Company at 1-800-584-6001 or by writing us at the address listed in the "**CONTRACT OVERVIEW - Questions: Contacting the Company**" section. You may also obtain a prospectus or an SAI for any of the funds by calling that number. The contract prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission ("SEC") website, http://www.sec.gov. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement of the contract prospectus under the Securities Act of 1933. This number is 333-105479. The SAI table of contents is listed on page 48 of this prospectus. The SAI is incorporated into this prospectus by reference.

Internet Availability of Fund Shareholder Reports. Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the shareholder reports for the funds available under your contract will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. If available, you may elect to receive shareholder reports and other communications from the Company electronically by contacting Customer Service.

You may elect to receive all future reports in paper free of charge. You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by calling 1-800-283-3427. Your election to receive reports in paper will apply to all funds available under your contract.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

The contracts described in this prospectus are not deposits with, obligations of or guaranteed or endorsed by any bank, nor are they insured by the Federal Deposit Insurance Corporation ("FDIC"). The contracts are subject to investment risk, including the possible loss of the principal amount invested.

The Funds*

American Century Investments® Disciplined Core Value Fund (A Class)[1]	Voya Growth and Income Portfolio (Class S)
American Funds® - EuroPacific Growth Fund® (Class R-3)	Voya High Yield Portfolio (Class I)
American Funds® - The Growth Fund of America® (Class R-3)[1]	Voya Index Plus LargeCap Portfolio (Class I)
Calvert US Large-Cap Core Responsible Index Fund (Class A)[1]	Voya Index Plus MidCap Portfolio (Class I)
Cohen & Steers Real Estate Securities Fund, Inc. (Class A)[1]	Voya Index Plus SmallCap Portfolio (Class I)
DWS Equity 500 Index Fund (Class S)[1][2]	Voya Index Solution 2025 Portfolio (Class I)[2]
Fidelity® VIP Contrafund℠ Portfolio (Initial Class)	Voya Index Solution 2035 Portfolio (Class I)[2]
Franklin Small Cap Value VIP Fund (Class 2)	Voya Index Solution 2045 Portfolio (Class I)[2]
Invesco Main Street Mid Cap Fund® (Class A)[1]	Voya Index Solution 2055 Portfolio (Class I)[2]
Invesco Small Cap Growth Fund (Class A)[1][3]	Voya Index Solution 2065 Portfolio (Class I)[2]
Lord Abbett Mid Cap Stock Fund (Class A)[1][4]	Voya Index Solution Income Portfolio (Class I)[2]
Nuveen Global Infrastructure Fund (Class I)[1]	Voya Intermediate Bond Portfolio (Class I)
Pax Sustainable Allocation Fund (Investor Class)[1]	Voya Small Company Portfolio (Class I)
PIMCO Real Return Portfolio (Administrative Class)	Voya Strategic Allocation Conservative Portfolio (Class I)[2]
T. Rowe Price Value Fund (Advisor Class)[1]	Voya Strategic Allocation Growth Portfolio (Class I)[2]
Templeton Global Bond Fund (Class A)[1]	Voya Strategic Allocation Moderate Portfolio (Class I)[2]
Vanguard® Total Bond Market Index Fund (Admiral™ Shares)[5]	VY® Invesco Comstock Portfolio (Class S)
	VY® Invesco Equity and Income Portfolio (Class S)
Vanguard® Total International Stock Index Fund (Admiral™ Shares)[5]	VY® Invesco Global Portfolio (Class S)[7]
	VY® T. Rowe Price Capital Appreciation Portfolio (Class S)
Voya Global High Dividend Low Volatility Portfolio (Class I)[6]	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class S)
	VY® T. Rowe Price Equity Income Portfolio (Class S)
Voya GNMA Income Fund (Class A)[1]	VY® T. Rowe Price Growth Equity Portfolio (Class S)
	Wanger USA
	Wells Fargo Small Company Value Fund (Class A)[1][2]

---

*   See **"APPENDIX IV – FUND DESCRIPTIONS"** for a complete listing of all fund name changes since your last supplement and for further information about the funds.

[1]   This fund is available to the general public, in addition to being available through variable annuity contracts. **See "FEDERAL TAX CONSIDERATIONS – Special Considerations for Section 403(b) Plans"** for a discussion of investment in one of the public funds under 403(b) or Roth 403(b) annuity contracts.

[2]   These funds are structured as fund of funds or "master-feeder" funds that invest directly in shares of underlying funds. **See "FEES - *Fund Fees and Expenses*"** for additional information.

[3]   Only available to plans that were offering this fund prior to April 29, 2011.

[4]   Only available to plans that were invested in the fund as of December 31, 2015.

[5]   Only available to plans that were offering this fund prior to November 19, 2018.

[6]   This fund employs a managed volatility strategy. **See "INVESTMENT OPTIONS – Funds Available Through the Separate Account"** for more information.

[7]   Prior to May 1, 2021, this fund was known as the VY® Invesco Oppenheimer Global Portfolio.

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as a summary. Please read each section of this prospectus for additional information.

Who's Who

You (the "participant"): The individual who participates in the contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer or a trust.

Contract Holder: The person to whom we issue the contract. Generally, the plan sponsor or a trust. We may also refer to the contract holder as the contract owner.

We (the "Company"): Voya Retirement Insurance and Annuity Company. We issue the contract.

For greater detail please review "CONTRACT PURCHASE AND PARTICIPATION" and "CONTRACT OWNERSHIP AND RIGHTS."

The Contract and Your Retirement Plan

Retirement Plan ("plan"): A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

Plan Type: We refer to the plan by the Tax Code Section under which it qualifies. For example: a "403(b) plan" is a plan that qualifies for tax treatment under Tax Code Section 403(b). To learn which Tax Code Section applies to your plan, contact your plan sponsor, your local representative or the Company.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 403(b), Roth 403(b), 457, or Roth 457(b) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the guaranteed death benefit and the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. **See "CONTRACT PURCHASE AND PARTICIPATION."**

Questions: Contacting the Company. Contact your local representative or write or call the Company:

Customer Service
P.O. Box 990063
Hartford, CT 06199-0063
1-800-584-6001

Sending Forms and Written Requests in Good Order.

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative requirements for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

Contract Rights

Rights under the contract, and who may exercise those rights, may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than ten days after they receive the contract (or a longer period if required by state law). Participants in 403(b) plans, Roth 403(b) plans, and in some plans under 401(a) may cancel their participation in the contract no later than ten days after they receive evidence of participation in the contract (or a longer period if required by state law). **See "RIGHT TO CANCEL."**

Death Benefit: A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases (described in "**Contract Phases**," below). The availability of a death benefit during the income phase depends upon the income phase payment option selected. **See "DEATH BENEFIT" and "INCOME PHASE."**

Withdrawals: During the accumulation phase, the contract holder, or you if permitted by the plan, may withdraw all or part of your account value. The Tax Code may impose restrictions on withdrawals from plans, which may vary. In addition, the contract holder, or you if permitted by the plan, may have the right to withdraw all or part of your account value during the income phase. Amounts withdrawn may be subject to an early withdrawal charge, other deductions, tax withholding, taxation and in certain circumstances, tax penalties. **See "WITHDRAWALS," "FEDERAL TAX CONSIDERATIONS," and "INCOME PHASE."**

Systematic Distribution Options: These options allow the contract holder, or you if permitted by the plan, to receive regular payments from your account, while retaining the account in the accumulation phase. **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

Fees: Certain fees are deducted from your account value. In addition, we reserve the right to deduct premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. **See "FEE TABLE" and "FEES."**

Taxation: Amounts you receive in a distribution will be generally included in your gross income and will be subject to taxation. Tax penalties may apply in some circumstances. **See "FEDERAL TAX CONSIDERATIONS."**

Contract Phases

Accumulation Phase (accumulating retirement benefits)

STEP 1: You or the contract holder provides the Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up account(s) for employer contributions and/or for contributions from your salary.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:
- Fixed Interest Options, or
- Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.



Income Phase (receiving income phase payments from your contract)

The contract offers several payment options. **See "INCOME PHASE."** In general, you may:
- Receive income phase payments over a lifetime or for a specified period;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an option that provides a death benefit to beneficiaries; and
- Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing account value from your contract. See "INCOME PHASE" for fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes currently ranging from 0% to 4% of purchase payments may also be deducted.*

Early Withdrawal Charge[1] (as a percentage of amount withdrawn)	5.0%
Loan Interest Rate Spread[2]	3.0%

In this Section:
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Fund Fees and Expenses; and
- Examples.

See "FEES" for:
- How, When and Why Fees are Deducted;
- Reduction, Waiver and/or Elimination of Certain Fees;
- Fund Redemption Fees; and
- Premium and Other Taxes.

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Maximum Mortality and Expense Risk Charge[3]	1.00%
Maximum Administrative Expense Charge[4]	0.25% (currently 0%)
Maximum Total Separate Account Annual Expenses	1.25%

_____

*State premium taxes may apply, but are not reflected in the fee tables or examples. **See "FEES - *Premium and Other Taxes*."**

[1] This is a deferred sales charge. The early withdrawal charge reduces over time. For lump sum payments, there is no early withdrawal charge. For installment payments, we waive the withdrawal charge except on (a) distributions for "in service transfers" of amounts the Company received via payroll deduction under this contract to another 403(b), Roth 403(b), 457(b) or 401(a) product provider for the employer, and (b) distributions due to a severance from employment that would not have qualified as a separation from service under prior IRS guidance. **See "FEES" and "WITHDRAWALS."**

[2] Currently the loan interest rate spread is 2.5%; however we reserve the right to apply a spread of up to 3.0%. This is the difference between the rate charged and the rate credited on loans under your contract. For example, if the current credited interest rate is 6.0%, the amount of interest applied to the contract would be 3.5%; the 2.5% loan interest rate spread is retained by the Company. **See "LOANS."**

[3] This is the maximum mortality and expense risk charge during the accumulation phase. This charge may be waived, reduced or eliminated in certain circumstances. **See "FEES - Mortality and Expense Risk Charge."**

[4] We currently do not impose an administrative expense charge; however, we reserve the right to charge not more than 0.25% on an annual basis from the subaccounts. **See "FEES - Administrative Expense Charge."**

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.05%	1.44%

See "FEES – Fund Fees and Expenses" for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.

Examples

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract holder transaction expenses, the separate account annual expenses, and the fund fees and expenses.

<u>**Fund Fees and Expenses Example.**</u> The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **maximum** contract fees and expenses and the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Example (A) If you withdraw your entire account value at the end of the applicable time period:

Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:

<u>1 Year</u>	<u>3 Years</u>	<u>5 Years</u>	<u>10 Years</u>	<u>1 Year</u>	<u>3 Years</u>	<u>5 Years</u>	<u>10 Years</u>
$784	$1,371	$1,873	$3,022	$272	$835	$1,425	$3,022

<u>**Fund Fees and Expenses Example.**</u> The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **maximum** contract fees and expenses and the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Example (A) If you withdraw your entire account value at the end of the applicable time period:

Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:

<u>1 Year</u>	<u>3 Years</u>	<u>5 Years</u>	<u>10 Years</u>	<u>1 Year</u>	<u>3 Years</u>	<u>5 Years</u>	<u>10 Years</u>
$651	$970	$1,193	$1,568	$132	$412	$713	$1,568

----

*   This example does not apply if during the income phase a nonlifetime payment option with variable payments is selected and a lump sum withdrawal is requested within five years after payments start. In this case, the lump sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In **APPENDIX V**, we provide condensed financial information about the separate account subaccounts available under the contracts. The tables show the year-end value of the subaccounts from the time purchase payments were received by the subaccounts under the contracts.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statement of Additional Information.

THE COMPANY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us" and "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA."

We are engaged in the business of issuing insurance and annuities and providing financial services in the United States. We are authorized to conduct business in all states, the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Our principal executive offices are located at:

One Orange Way
Windsor, CT 06095-4774

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts available for purchase are group deferred fixed and variable annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code Sections 401(a), 403(b) and 457(b). Contributions to a Roth 403(b) or Roth 457(b) account must be made by after-tax salary reduction (to the extent allowed by the contract), transfer, or rollover paid to us on your behalf, as permitted by the Tax Code. The contracts may not be available in all states.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

ERISA Notification. Some plans under Sections 401 and 403(b) are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The contract holder must notify the Company whether Title I of ERISA applies to the plan.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 403(b), Roth 403(b), 457(b), or Roth 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. However, annuities do provide other benefits (such as the guaranteed death benefit and the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative.

Purchasing the Contract. The contract holder submits the required forms and application to the Company. We approve the forms and issue a contract to the contract holder.

Participating in the Contract. We provide you with enrollment materials for completion and return to us, which may be completed electronically where available (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder). If your enrollment materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions. We may also establish separate accounts for Roth 403(b) or Roth 457(b) contributions.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. If we reject the application or enrollment, we will return the forms and any purchase payments.

Methods of Purchase Payment. The contract may allow one or more of the following purchase payment methods:
- Lump-sum payments--A one-time payment to your account in the form of a transfer from a previous plan; and/or
- Installment payments--More than one payment made over time to your account.

The plan and the contract may have certain rules or restrictions that apply to use of these two methods. For example, we may require that lump sum payments or installment payments meet certain minimums.

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, direct us to allocate initial contributions to the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested by telephone, electronically or through such other means as may be available under our administrative procedures in effect from time to time. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. **See "INVESTMENT OPTIONS" and "TRANSFERS."**

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. **See "FEDERAL TAX CONSIDERATIONS."**

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

- **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to a qualified financial professional, tax and/or legal adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts and that may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated Under the Contract? It depends on the type of retirement plan:
- **Under 401(a), 403(b) or Roth 403(b) Plans.** Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. We may also establish separate accounts for Roth 403(b) contributions. You have the right to the value of your employee account and any employer account to the extent you are vested as interpreted by the contract holder;
- **Under Governmental 457 and Roth 457(b) Plans.** The Tax Code requires that 457 plan assets of governmental employers be held in trust for the exclusive benefit of you and your beneficiaries. An annuity contract satisfies the trust requirement of the Tax Code; and
- **Under Tax-Exempt 457 Plans.** In order to avoid being subject to ERISA, 457 plan assets of tax-exempt employers (including certain nonqualified, church-controlled organizations) remain the property of the employer, and are subject to the claims of the employer's general creditors.

Who Holds Rights Under the Contract? Under all contracts, except most group contracts issued through a voluntary 403(b) or Roth 403(b) plan, the contract holder holds all rights under the contract. The contract holder may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options.

Under most group contracts issued through a voluntary 403(b) or Roth 403(b) plan, you generally hold all rights under the contract. However, pursuant to Treasury Department regulations the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. **See "FEDERAL TAX CONSIDERATIONS – Distributions – Eligibility – 403(b) and Roth 403(b) Plans."**

For additional information about the respective rights of the contract holder and participants under 401(a), 403(b) and Roth 403(b) plans, see **APPENDIX III**.

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within ten days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within ten days (or a longer period if required by state law) after you receive confirmation of your participation in the contract.

Refunds. We will produce a refund not later than seven calendar days after we receive the required documents and written notice in good order at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any mortality and expense risk charges and administrative expense charges deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

INVESTMENT OPTIONS

The contract offers variable investment options and a fixed interest option. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

Variable Investment Options

These options are subaccounts of Variable Annuity Account C. Each subaccount invests directly in shares of a corresponding mutual fund, and earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Variable Annuity Account C

We established Variable Annuity Account C (the "separate account") under Connecticut law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses, whether or not realized, of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

Funds Available Through the Separate Account

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a pre-assigned fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We also provide brief descriptions of the funds in **APPENDIX IV**. Please refer to the fund prospectuses for additional information and read them carefully. Fund prospectuses may be obtained free of charge at the address and telephone number referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**," by accessing the SEC's web site, or by contacting the SEC Public Reference Branch.

Funds With Managed Volatility Strategies. As described in more detail in the fund prospectuses, certain funds employ a managed volatility strategy that is intended to reduce the fund's overall volatility and downside risk, and to help us manage the risks associated with providing certain guarantees under the contract. During rising markets, the hedging strategies employed to manage volatility could result in your account value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your account value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected. Funds that employ a managed volatility strategy are identified in the list of available funds in the beginning of this prospectus.

Insurance-Dedicated Funds *(Mixed and Shared Funding).* Some of the funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
• Mixed funding--bought for annuities and life insurance; and
• Shared funding--bought by more than one company.

Public Funds. The following funds, which the subaccounts buy for variable annuity contracts, are also available to the general public:
• American Century Investments® Disciplined Core Value Fund
• American Funds® - EuroPacific Growth Fund®
• American Funds® - The Growth Fund of America®
• Cohen & Steers Real Estate Securities Fund, Inc.
• DWS Equity 500 Index Fund
• Invesco Main Street Mid Cap Fund®
• Invesco Small Cap Growth Fund
• Lord Abbett Mid Cap Stock Fund
• Nuveen Global Infrastructure Fund
• Pax Balanced Fund
• T. Rowe Price Value Fund
• Templeton Global Bond Fund
• Voya GNMA Income Fund
• Wells Fargo Small Company Value Fund

See **"FEDERAL TAX CONSIDERATIONS - Special Considerations for Section 403(b) Plans"** for a discussion of investing in one of the public funds under a 403(b) annuity contract.

Possible Conflicts of Interest. With respect to the insurance-dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of the separate account from participation in the funds that are involved in the conflict.

For additional risks associated with each fund, please see the fund's prospectus.

Selection of Underlying Funds. The underlying funds available through the contract described in this prospectus are determined by the Company but ultimately selected by the Plan Sponsor. When determining which underlying funds to make available we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the contracts. (For additional information on these arrangements, please refer to the section of this prospectus entitled "**Revenue from the Funds**.") We review the funds periodically and, subject to certain limits or restrictions, may remove a fund or limit its availability to new contributions and/or transfers of account value if we determine that a fund no longer satisfies one or more of the selection criteria, and/or if the fund has not attracted significant allocations under the contract. We have included certain of the funds at least in part because they are managed or sub-advised by our affiliates.

We do not recommend or endorse any particular fund and we do not provide investment advice.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

Generally, under contracts issued in connection with Section 403(b) or 401(a) plans, you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. Under contracts issued in connection with Section 457 plans, the contract holder retains all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Accordingly, it is possible for a small number of persons (assuming there is a quorum) to determine the outcome of a vote.

Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts:
• During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund; and
• During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

Right to Change the Separate Account

We do not guarantee that each fund will always be available for investment through the contract. Subject to certain conditions and restrictions applicable to certain types of retirement plans and state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:

- Offer additional subaccounts that will invest in new funds or fund classes we find appropriate for contracts we issue;
- Combine two or more subaccounts;
- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**." **See also the "TRANSFERS" section of this prospectus for information about making subaccount allocation changes**;
- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the separate account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.

We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the contract belongs.

Fixed Interest Option

For a description of the fixed interest options that may be available through the contract, see the appendices.

Selecting Investment Options

When selecting investment options:
- **Choose options appropriate for you.** Your local representative can help you evaluate which investment options may be appropriate for your individual circumstances and your financial goals;

- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations. You bear the risk of any decline in your account value resulting from the performance of the funds you have chosen; and
- **Be informed.** Read this prospectus, all of the information that is available to you regarding the funds - including each fund's prospectus, statement of additional information, and annual and semi-annual reports, the fund prospectuses and the fixed interest options in the appendices. After you select the options for your account dollars, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

Furthermore, be aware that there may be:
- **Limits on Option Availability.** Some investment options may not be available through certain contracts and plans or in some states. Your plan sponsor may also have selected a subset of variable investment and/or fixed interest options to be available under your plan; and
- **Limits on Number of Options Selected.** Generally, the contract holder, or you if permitted by the plan, may select no more than 25 investment options at initial enrollment. Thereafter, more options can be selected at any one time.

FEES

The charges we assess and the deductions we make under the contract are in consideration for: (i) the services and benefits we provide; (ii) the costs and expenses we incur; and (iii) the risks we assume. The fees and charges deducted under the contract may result in a profit to us.

The following repeats and adds to information provided in the "**FEE TABLE**" section. Please review both this section and the "**FEE TABLE**" section for information on fees.

Transaction Fees

Early Withdrawal Charge

Under the contract, withdrawals of all or a portion of your account value attributable to installment purchase payments may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

There is no early withdrawal charge on the portion of your account value attributable to lump-sum purchase payments.

Types of Fees
You may incur the following types of fees or charges under the contract:
• **Transaction Fees**
▷ Early Withdrawal Charge
▷ Loan Interest Rate Spread
• **Fund Redemption Fees**
• **Periodic Fees and Charges**
▷ Mortality and Expense Risk Charge
▷ Administrative Expense Charge
• **Fund Fees and Expenses**
• **Premium and Other Taxes**

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charges, to make up the difference.

Amount. This charge is a percentage of the amount that you withdraw from the subaccounts. We do not deduct an early withdrawal charge from amounts that you withdraw from the Fixed Plus Account/Fixed Plus Account II or the Fixed Plus Account II A. The percentage is determined by the early withdrawal charge schedule that applies to your account. The charge will never be more than 8.5% of your total purchase payments to the account, or the maximum permitted by the rules of FINRA, whichever is higher, subject to the terms of your contract.

Early Withdrawal Charge Schedule

Withdrawals from Variable Investment Options	
Contract Years or Account Years Completed	Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 7	4%
7 or more but fewer than 9	3%
9 or more but fewer than 10	2%
10 or more	0%

Account Year: A 12-month period measured from the date we establish your account, or measured from any anniversary of that date.

Waiver of Early Withdrawal Charge. The early withdrawal charge only applies to (a) distributions for "in service transfers" of amounts the Company received via payroll deduction under this contract where such transfers are made to another 403(b), Roth 403(b), 401(a) or 457(b) product provider for the employer; and (b) distributions due to a "severance from employment" that would not otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). In all other instances the early withdrawal charge is waived.

Loan Interest Rate Spread

For a discussion of the loan interest rate spread, please see "**LOANS – Loan Interest**."

Fund Redemption Fees

Certain funds may impose redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Periodic Fees and Charges

Mortality and Expense Risk Charge

Maximum Amount. 1.00% annually of your account value invested in the subaccounts during the accumulation phase and 1.25% annually of your account value invested in the subaccounts during the income phase. We may charge a different fee for different funds (but not beyond the maximum amount).

When/How. This fee is deducted daily from the subaccounts. We do not deduct this fee from any fixed interest option.

Purpose. This fee compensates us for the mortality and expense risks we assume under the contracts:
• The mortality risks are those risks associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits (including any guaranteed death benefits) and other payments we make to owners or beneficiaries of the accounts; and
• The expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

Reduction. We may reduce the mortality and expense risk charge from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. The contracts will have a reduced mortality and expense risk charge only during the accumulation phase of the account, which then increases during the income phase (but not beyond the maximum amount). Any reduction will reflect differences in expenses for administration based on such factors as:

- The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
- The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
- The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
- The frequency, consistency and method of submitting payments and loan repayments;
- The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
- The contract holder's support and involvement in the communication, enrollment participant education and other administrative services;
- The projected frequency of distributions;
- The type and level of other factors that affect the overall administrative expense; and
- Whether or not a transfer credit was selected by the plan sponsor.

We will determine any reduction of the mortality and expense risk charge on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Administrative Expense Charge

Maximum Amount. We currently do not impose this fee. However, we reserve the right to charge an administrative expense charge of up to 0.25% annually of your account value invested in the subaccounts.

When/How. If charged, this fee is deducted daily from the subaccounts. We do not deduct this fee from any fixed interest option. This fee may be assessed during the accumulation phase and the income phase. If we are imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply to you during the entire income phase.

Purpose: This charge helps defray the cost of providing administrative services under the contracts and in relation to the separate account and subaccounts.

Reduction. If we charge the administrative expense charge, we may reduce it from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder, in writing. The level of the fee may be reassessed and increased or decreased at each contract anniversary as the characteristics of the group change.

Fund Fees and Expenses

As shown in the fund prospectuses and described in "**FEE TABLE - Fund Fees and Expenses**," each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the funds or the funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:
- Communicating with customers about their fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g. purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be based either on an annual percentage of average net assets held in the fund by the Company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2020, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

- American Funds®;
- Fidelity® Variable Insurance Products Funds;
- Invesco Funds;
- Wanger Advisor Trust Funds;
- Wells Fargo Funds;
- Franklin Templeton Investment Funds;
- Franklin Templeton Variable Insurance Products Trust Funds;
- PIMCO Variable Insurance Trust Funds;
- Lord Abbett Funds;
- Pax World Funds;
- American Century Investments® Funds;
- Calvert Funds;
- Cohen & Steers;
- Nuveen Funds;
- T. Rowe Price® Funds; and
- DWS Funds.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2020, the affiliated funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings; training modules for personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. See also "**CONTRACT DISTRIBUTION**."

Fund of Funds

Certain funds may be structured as "fund of funds" or "master feeder" funds. These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds may be affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list on the front of this prospectus.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. See "**FEDERAL TAX CONSIDERATIONS**."

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
- Account dollars directed to the fixed interest options, including interest earnings to date; less
- Any deductions from the fixed interest options (e.g. withdrawals); plus
- The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the separate account subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value. The value of each accumulation unit in a subaccount is called the accumulation unit value ("AUV"). The AUV varies daily in relation to the underlying fund's investment performance. The AUV also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative expense charge (if any). **We discuss these deductions in more detail in "FEE TABLE" and "FEES."**

Valuation. We determine the AUV every business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:
- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; and minus
- A daily deduction for the mortality and expense risk charge, the administrative expense charge, if any and any other fees deducted daily from investments in the separate account. **See "FEES."**

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE (normally at 4:00 p.m. Eastern Time), the applicable AUV's are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of subaccount A and 80 accumulation units of Subaccount B.

Step 1: An investor contributes $5,000.

Step 2:
- He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).
- He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).



The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in "**CONTRACT PURCHASE AND PARTICIPATION**." Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the NYSE (normally at 4:00 p.m. Eastern Time) will purchase subaccount accumulation units at the AUV computed as of the close of the NYSE (normally at 4:00 p.m. Eastern Time) on that day. The value of subaccounts may vary day to day. Subsequent purchase payments and transfers received in good order after the close of the NYSE will purchase accumulation units at the AUV computed as of close of the NYSE on the next business day.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase and income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. **See "INCOME PHASE" for additional information about transfers during the income phase.** Transfers from the fixed interest options are restricted as outlined in the appendices and the contract. Transfers may be requested by telephone, electronically or through such other means as may be available under our administrative procedures in effect from time to time. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**," or if you are participating in the asset rebalancing programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions, (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a unique identifier or personal password. You are responsible for keeping your unique identifier or personal password and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
* Increased trading and transaction costs;
* Forced and unplanned portfolio turnover;
* Lost opportunity costs; and
* Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**
* **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products, or the participant's in such products; and**
* **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.

Excessive Trading Policy. We and the other members of the Voya family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
* Meets or exceeds our current definition of Excessive Trading, as defined below; or
* Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:
* More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
* Six round-trips involving the same fund within a rolling 12-month period.

The following transactions are excluded when determining whether trading activity is excessive:
* Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
* Transfers associated with any scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
* Purchases and sales of fund shares in the amount of $5,000 or less;
* Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
* Transactions initiated by us, another member of the Voya family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12-month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

Asset Rebalancing Program. Our asset rebalancing program may be available in connection with certain contracts. Asset rebalancing allows you to reallocate your account value in the investments and percentages you identify. Account values invested in certain investment options may not be available for rebalancing under the program. We automatically reallocate your account value annually (or more frequently as we allow). Asset rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available for your contract, you may elect the asset rebalancing program by telephone, electronically at www.voyaretirementplans.com or through such other means as may be available under our administrative procedures in effect from time to time. The Company may change or discontinue the asset rebalancing program at any time.

Subaccount reallocations or changes outside of the asset rebalancing program may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

WITHDRAWALS

Making a Withdrawal. Subject to limitations on withdrawals from the fixed interest options and other restrictions (**see "Withdrawal Restrictions" below)**, the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan, must:
- Select the withdrawal amount:
  ▷ Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts, minus any applicable early withdrawal charge or redemption fees, plus the amount available for withdrawal from the Fixed Plus Account/Fixed Plus Account II and/or the Fixed Plus Account II A; or
  ▷ Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge or redemption fees for amounts withdrawn from the subaccounts. The amount available from the Fixed Plus Account/Fixed Plus Account II and Fixed Plus Account II A may be limited; and
- Select investment options. Subject to any applicable withdrawal order requirements for contracts that have Fixed Plus Account II A as an investment option, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value unless otherwise specified by you; and
- Properly complete a distribution form and submit it to the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

For a description of limitations on withdrawals from the Fixed Plus Account/Fixed Plus Account II and Fixed Plus Account II A please see the appendices.

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:
- As of the next valuation date after we receive a request for withdrawal in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**"; or
- On such later date as specified on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment no later than seven calendar days following our receipt of your disbursement form in good order.

Reinstatement Privilege (not applicable to contracts under 457 plans). The contract allows for a one-time use of a reinstatement privilege. Within 30 days after a full withdrawal, if allowed by law, you may elect to reinstate all or a portion of the proceeds. We must receive reinstated amounts within 60 days of the withdrawal. We will credit the account for the amount reinstated based on the subaccount values next computed following our receipt of your request in good order and the amount to be reinstated. We will credit the amount reinstated proportionally for any early withdrawal charges imposed at the time of withdrawal. Provided all options are available, we will reinstate in the same investment options and proportions in place at the time of withdrawal. If Fixed Plus Account II A is available under the contract, any amounts withdrawn from the Fixed Plus Account or Fixed Plus Account II will be reinvested in Fixed Plus Account II A. If any other investment option is closed or otherwise no longer available, amounts to be allocated to any such option will be reinvested in a replacement option as directed by your plan sponsor. If your plan sponsor has not designated a replacement option, unless we receive alternative allocation instructions, amounts that would have been reinvested in the investment option that is closed or unavailable may be automatically allocated among the other available investment options according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available investment options, the amount to be allocated will be returned unless we are provided with alternative allocation instructions.

Withdrawal Restrictions. Many plans may have limits on withdrawals that may be made from the plan. Some examples of these limits are listed below:

- Section 403(b)(11) of the Tax Code generally prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship of the following:
  - ▷ Salary reduction contributions made after December 31, 1988;
  - ▷ Earnings on those contributions; and
  - ▷ Earnings on amounts held before 1989 and credited after December 31, 1988 (these amounts are not available for hardship withdrawals). Other withdrawals may be allowed as provided for under the Tax Code or regulations;
- 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. **See "FEDERAL TAX CONSIDERATIONS - Distributions – Eligibility - 403(b) and Roth 403(b) Plans."** The contracts generally require that the plan sponsor or its delegate certify that you are eligible for the distribution.

The Tax Code and/or your plan may impose other limitations on withdrawals. **See "FEDERAL TAX CONSIDERATIONS – Distributions – Eligibility."**

Waivers of Early Withdrawal Charge and Fixed Plus Account/Fixed Plus Account II or Fixed Plus Account II A Full Withdrawal Provisions. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges or the Fixed Plus Account/Fixed Plus Account II or Fixed Plus Account II A full withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001).

Employer-Directed Withdrawals. Under certain contracts, if permitted by the plan, we may, at the contract holder's direction, deduct amounts from participant accounts in order to pay costs associated with a third party administrator engaged by the plan sponsor to administer the plan.

SYSTEMATIC DISTRIBUTION OPTIONS

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. No early withdrawal charge applies to amounts paid out under systematic distribution options. To determine what systematic distribution options are available, check with the contract holder or the Company. The Company reserves the right to discontinue the availability of one or all of the systematic distribution options at any time, and/or to change the terms for future elections.

Systematic distribution options currently available under the contract include the following:
- **SWO--Systematic Withdrawal Option.** SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan); and
- **ECO--Estate Conservation Option/RRP--Recurring RMD Payment.** This option allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's minimum distribution requirement. Under this option, the Company calculates the minimum distribution amount required by law (generally at age 72 (age 70½ if born before July 1, 1949) or retirement, if later) and pays you that amount once a year.

> **Features of a Systematic Distribution Option**
>
> If available under your plan, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Other Systematic Distribution Options. Other systematic distribution options may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or from the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

Electing a Systematic Distribution Option. The contract holder, or you if permitted by the plan, makes the election of a systematic distribution option. For some contracts, the contract holder must provide the Company with certification that the distribution is in accordance with the terms of the plan.

Terminating a Systematic Distribution Option. Once you elect a systematic distribution option, you may revoke it at any time through a written request to the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Once revoked, an option may not be elected again, until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options and revocations of elections may have tax consequences. **See "FEDERAL TAX CONSIDERATIONS."**

LOANS

Availability. If allowed by the contract and the plan and subject to the terms and conditions imposed by the plan and the plan's loan agreement, participants may initiate a loan during the accumulation phase from their individual account value allocated to certain subaccounts and fixed interest options. Generally, loans are available from 403(b) plans and 457 plans utilizing contracts described in this prospectus. Loans are not available from a Roth 403(b) or, unless specifically permitted by the terms of your plan and supported by your plan's administrator and record keeper, a Roth 457(b) contract or account ("loanable"). However, under some contracts, the participant Roth 403(b) or Roth 497(b) accounts may be included in the calculation of the amount available for a loan ("lienable") but will not be loanable. Furthermore, in the event of a loan default, no amount of the outstanding loan balance will be deducted from your Roth account. Loans are subject to requirements under the Tax Code and related loan regulations, as well as ERISA (if applicable). Further restrictions may apply due to our administrative practices or those administrative practices of a third party administrator selected by your plan sponsor. We reserve the right to deny a loan request if the participant has an outstanding loan in default. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Requests. If you are eligible to obtain a loan, you may request one by properly completing a loan request form and submitting it to the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**." Read the terms of the loan agreement before submitting any request.

Loan Interest. Interest will be charged and credited on loan amounts. The difference between the rate charged and the rate credited on loans under your contract is called the loan interest rates spread. The loan interest rate spread is currently 2.5%. For example, if the current interest rate charged on a loan is 6% and the loan interest rate spread is 2.5%, the amount of interest credited is 3.5%. The loan interest rate spread is retained by the Company. We reserve the right to apply a loan interest rate spread of up to 3.0%.

Repayment and Default on all Loans. Loans may be repaid as described in the loan agreement, including paid in full at any time. If we do not receive a loan payment when due, the entire outstanding loan balance will be considered in default.

To the extent that a loan remains in default and is not repaid in a timely manner as prescribed by Tax Code section 72(p) and applicable regulations, the entire outstanding balance, including accrued interest will be reported as a taxable distribution on IRS Form 1099. The distribution may also be subject to tax penalties under Tax Code section 72(t). To the extent a loan which has been reported as a distribution remains unpaid, it will continue to count against your future loan availability. The loan interest rate spread, if applicable, will continue to accrue until the loan is offset or you have a distributable event. Additionally, certain other tax rules apply to distributions from the contract. **See "FEDERAL TAX CONSIDERATIONS – Distributions – General" for additional information.**

Taking a loan reduces your opportunity to participate in the investment performance of the subaccounts and the interest guarantees of the fixed interest options and you may lose the benefit of tax-deferred growth on earnings. You should consult with a tax and/or legal adviser to determine if requesting a loan is in your best interests.

DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary) as follows:

- Under contracts issued in connection with most types of plans except voluntary 403(b) or Roth 403(b) plans, the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary); and
- Under contracts issued in connection with voluntary 403(b) or Roth 403(b) plans, you may generally designate your own contract beneficiary who will normally be your plan beneficiary, as well.

> **During the Income Phase**
>
> This section provides information about the accumulation phase. For death benefit information applicable to the income phase, see "**INCOME PHASE**."

During the Accumulation Phase

Payment Process:
- Following your death, the contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order;
- The payment request should include selection of a benefit payment option; and
- Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**," we will mail payment, unless otherwise requested.

Until one of the benefit payment options listed below is selected, account dollars will remain invested as at the time of your death, and no distribution will be made.

Benefit Payment Options. If you die during the accumulation phase of your account, the following payment options are available to your beneficiary, if allowed by the Tax Code:
- Lump-sum payment;
- Payment under an available income phase payment option (**see "Income Phase Payment Options"**); and
- Payment under an available systematic distribution option (subject to certain limitations). **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

The account value may also remain invested in the contract; however, the Tax Code limits how long the death benefit proceeds may be left in the contract.

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account (described in "**The Retained Asset Account**" below) or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional, tax and/or legal adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC") and, as part of our general account, is subject to the claims of our creditors.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

Death Benefit Calculation. The death benefit will be based on your account value. The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order. In addition to this amount, some states require we pay interest on fixed interest options, calculated from date of death at a rate specified by state law.

The contract provides a guaranteed death benefit if the contract beneficiary elects a lump-sum distribution or an income phase payment option within six months of your death. The charge for this guaranteed death benefit (if any) is included within the mortality and expense risk charge applicable under your contract, and is one of the factors we evaluate when determining the mortality and expense risk charge applicable to your group contract. **See "FEES – Mortality and Expense Risk Charge."** The guaranteed death benefit is the greater of:
- Your account value on the day that notice of death and request for payment are received in good order at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**"; or
- The sum of payments (minus any applicable premium tax) made to your account, minus the dollar amount of any withdrawals made from your account, and minus any outstanding loan amount.

In the event that the contract beneficiary does not request payment of the death benefit as a lump sum or as an income phase option within six months of your death, the amount of the death benefit is the account value as of the next valuation following our receipt of acceptable proof of death and the payment request in good order.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time and these requirements have recently changed generally for deaths after January 1, 2020. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. **See "FEDERAL TAX CONSIDERATIONS" for additional information.**

INCOME PHASE

During the income phase you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:
- Start date;
- Income phase payment option (see the income phase payment options table in this section);
- Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed or variable income phase payments;
- Selection of an assumed net investment rate (only if variable income phase payments are elected); and
- Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payments? Some of the factors that may affect income phase payments include: your age, your account value, the income phase payment option selected (including the frequency and duration of payments under the option selected), number of guaranteed payments (if any) selected, and whether you select variable or fixed payments. As a general rule, more frequent income phase payments will result in smaller individual income phase payments. Likewise, income phase payments that are anticipated over a longer period of time will also result in smaller individual income phase payments.

Fixed Income Phase Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

Variable Income Phase Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select, based on what subaccounts are available during the income phase at the time you make your selection. The subaccounts available for investment during the income phase may be different than those available for investment during the accumulation phase. For information about the subaccounts available during the income phase, please contact Customer Service. We reserve the right to allow additional transfers in excess of 12 per calendar year. For variable payments, an assumed net investment rate must be selected.

Assumed Net Investment Rate. If you select variable income phase payments, for certain contracts an assumed net investment rate of 3.5% or 5% must be selected. For certain other contracts only an assumed net investment rate of 3.5% is available. The assumed net investment rate or rates available to you will be set forth in the contract.

For contracts where an assumed net investment rate of 3.5% or 5% must be selected, if a 5% rate is selected your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you select is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees. If a 3.5% rate is selected, your first payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending on the investment performance of the subaccounts selected.

For more information about the assumed net investment rate, request a copy of the SAI by calling us. **See "CONTRACT OVERVIEW – Questions: Contacting the Company."**

Selecting an Increasing Payment. Under certain income phase payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial income phase payment will be, while future payments will increase each year at a greater rate.

Generally, this feature is not available with cash refund payment options.

Charges Deducted. When you select an income phase payment option (one of the options listed in the tables on the following page), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to make a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we make a larger profit than under other options.

We may also deduct a daily administrative charge from amounts held in the subaccounts. We are not currently deducting this charge, but reserve the right to do so in the future. The maximum amount is 0.25% on an annual basis of your account value invested in the subaccount. If we are imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply throughout the entire income phase.

Required Minimum Payment Amounts. The initial income phase payment or the annual income phase payment total must meet the minimums stated in the contract. The Company reserves the right to increase these minimum amounts, if allowed by state law, based on increases in the Consumer Price Index – Urban (CPI-U) since the date set forth in the contract. If your account value is too low to meet the minimum payment amounts, you will receive one lump-sum payment.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following "*Income Phase Payment Options*" table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**." If the death benefit is not taken in a lump sum, your beneficiary must meet the distribution rules imposed by the Tax Code. These rules recently changed for deaths occurring after January 1, 2020. Failure to meet these rules can result in tax penalties. See "**FEDERAL TAX CONSIDERATIONS –** *Taxation of Qualified Contracts* **– Required Distributions Upon Death**" for the distribution rules imposed by the Tax Code.

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional, tax and/or legal adviser before choosing a settlement or payment option. **See "DEATH BENEFIT – The Retained Asset Account" for more information about the retained asset account.**

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. **See "FEDERAL TAX CONSIDERATIONS."**

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. The Tax Code and/or some contracts may restrict the options and the terms available to you and/or your beneficiary. **See "FEDERAL TAX CONSIDERATIONS."** Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the tables:
- **Annuitant:** The person(s) on whose life expectancy the income phase payments are calculated; and
- **Beneficiary:** The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death.
Life Income-- Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of five to 30 years, or as otherwise specified in the contract. **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will pay the beneficiary a lump-sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income--Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** • When you select this option you choose for 100%, 66⅔% or 50% of the payment to continue to the surviving annuitant after the first death; or • 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit-None:** All payments end after the death of both annuitants.
Life Income--Two Lives--Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of five to 30 years, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will pay the beneficiary a lump-sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income--Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit-Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Life Income--Two Lives--Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit-Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Nonlifetime Income Phase Payment Options	
Nonlifetime- Guaranteed Payments*	**Length of Payments:** Payments will continue for five-30 years based upon the number of years you choose when selecting this option. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, any remaining guaranteed payments will continue to the beneficiary unless the beneficiary elects to receive the present value of the remaining guaranteed payments in a lump sum.

_____

*   Guaranteed period payments may not extend beyond the shorter of your life expectancy or until age 95.

Lump-Sum Payment: If the Nonlifetime-Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before five years of income phase payments have been completed (as specified by the contract) will be treated as a withdrawal during the accumulation phase and if the election is made during an early withdrawal charge period, we will charge the applicable early withdrawal charge. **See "FEES - Early Withdrawal Charge."** Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Calculation of Lump-Sum Payments: If a lump-sum payment is available to a beneficiary or to you in the options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments, or the 3.5% or 5% assumed net investment rate for variable payments).

FEDERAL TAX CONSIDERATIONS

Introduction

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

* Your tax position (or the tax position of the beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the contract;
* Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
* This section addresses some, but not all, applicable federal income tax rules and generally does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
* We do not make any guarantee about the tax treatment of the contract or transactions involving the contract; and
* No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

> **In this Section:**
>
> * **Introduction;**
> * **Taxation of Qualified Contracts;**
> * **Possible Changes in Taxation; and**
> * **Taxation of the Company.**
>
> When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue Code of 1986, as amended (the "Tax Code") that apply to your tax concerns.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.**

Qualified Contracts

The contract described in this prospectus may be purchased on a tax-qualified basis (qualified contracts). Qualified contracts are designed for use by individuals and/or employers whose purchase payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401(a), 403(b) or 457(b) of the Tax Code. **Employers or individuals intending to use the contract with such plans should seek legal and tax advice.**

Roth Accounts. Tax Code Section 402A allows employees of public schools and certain Tax Code Section 501(c)(3) organizations offering 403(b) plans, and employees of certain governmental employers offering 457(b) plans to contribute after-tax salary contributions to Roth 403(b) and Roth 457(b) account, respectively. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the contract is issued, we will set up one or more accounts for you under the contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:
*   **401(a) Plans.** Section 401(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees;
*   **403(b) and Roth 403(b) Plans.** Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement. The Tax Code also allows employees of 501(c)(3) organizations and public schools to contribute after-tax salary contributions to a Roth 403(b) account, which provides for tax-free distributions, subject to certain restrictions; and
*   **457 and Roth 457 Plans.** Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). Participation in a 457(b) plan maintained by a non-governmental employer is generally limited a select group of management and to highly-compensated employees (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Depending on the plan design, the participant may be entitled to determine the investment allocation of their deferred compensation account. The Tax Code also allows employees of governmental 457(b) Plan employers to contribute after-tax salary contributions to a Roth 457(b) account, which provides for tax-free distributions, subject to certain restrictions.

The Company may offer or have offered the contract for use with certain other types of qualified plans. Please see your contract and consult with your tax adviser if you have questions about other types of plan arrangements not discussed herein.

Special Considerations for Section 403(b) Plans.   In addition to being offered as an investment option under the contract, shares of certain funds are also offered for sale directly to the general public. A list of these funds is provided in "**INVESTMENT OPTIONS – Risks of Investing in the Funds - Public Funds**." In order to qualify for favorable tax treatment under Tax Code Section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for federal income tax purposes under Tax Code Section 403(b), notwithstanding that purchase payments are invested at the contract owner's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid by the contract holder's employer into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code Section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 are unclear, and you should consider consulting with a tax and/or legal adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a 403(b) plan.

Revenue Procedure 99-44 was issued before 403(b) plans could offer a Roth contribution feature. However, we believe that this analysis should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code Section 403(b). You should consider consulting with a tax and/or legal adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a Roth 403(b) account.

Special Considerations for Section 457 Plans.   Under 457(b) plans of non-governmental employers and 457(f) plans, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. In addition, benefits under a 457(f) plan are generally taxable to an employee in the first year in which there is no "substantial risk of forfeiture" in order to defer taxation of contributions and earnings. Generally, a substantial risk of forfeiture means that the individual's right to receive deferred compensation is dependent upon the performance of future services to an employer or other entity. **457(b) plans of governmental employers,** on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Taxation

The tax rules applicable to qualified contracts vary according to the type of qualified contract, the specific terms and conditions of the qualified contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (i.e., annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract owners, sponsoring employers, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the contract, unless we consent in writing.

Contract owners, sponsoring employers, participants, annuitants, and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified contract.

401(a), 403(b), and Roth 403(b) Plans. The total annual contributions (including Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $58,000 (as indexed for 2021). Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 403(b), or Roth 403(b) plan to generally no more than $19,500 (as indexed for 2021). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income. Roth 403(b) salary reduction contributions are made on an after-tax basis.

457(b) and Roth 457(b) Plans. The total annual contributions (including pre-tax and Roth 457(b) after-tax salary reduction contributions) made by you and your employer to a 457(b) or Roth 457(b) plan cannot exceed, generally, the lesser of 100% of your includible compensation or $19,500 (as indexed for 2021). Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code Section 403(b), Roth 403(b), and 125 cafeteria plans in addition to any deferrals to the 457(b) or Roth 457(b) plan.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 403(b), Roth 403(b), governmental 457(b) or governmental Roth 457(b) plan who is at least age 50 by the end of the participant's taxable year may contribute an additional amount ("Age 50 Catch-ups") not to exceed the lesser of:
- $6,500; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Special 457 Catch-ups. Special catch-up provisions may be available for 457(b) plans ("Special 457 Catch-ups") during the three years prior to the participant's normal retirement age. Note that the Special 457 Catch-ups cannot be used simultaneously with the Age 50 Catch-ups. Specifically, a participant may elect to defer the lesser of: (a) twice the deferral limit ($39,000); or (b) the basic annual limit plus the amount of the basic annual limit not used in prior taxable years (disregarding any deferrals under the Age 50 Catch-up). If a participant is eligible for the Special 457 Catch-up and the Age 50 Catch-up, the participant can make deferrals up to the greater catch-up limit, but may not make deferrals in excess of the greater catch-up limit. For advice with respect to these catch-up provisions, please consult your own tax and/or legal adviser.

Distributions - General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase (i.e., annuity) payments, and death benefit proceeds. If a portion of a distribution is taxable, the distribution will be reported to the IRS.

401(a), 403(b) and Governmental 457(b) Plans. Distributions from these plans are generally taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed on all or part of the earnings on the contributions according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his designated beneficiary or for a specified period of ten years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal; or
- Otherwise not recognized under applicable regulations as eligible for rollover.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a contract used with a 401(a), 403(b) or Roth 403(b) plan (collectively, "qualified plans"), and taxable amounts from a governmental 457(b) or Roth 457(b) plan that are attributable to amounts transferred from a qualified plan.

Exceptions to the 10% additional tax may apply if:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- The distribution amount is rolled over tax free into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The distribution is a qualified reservist distribution as defined under the Tax Code;
- The distribution is a qualified birth or adoption distribution;
- The distribution is eligible for penalty relief extended to victims of certain natural disasters; or
- You have unreimbursed medical expenses that are deductible (without regard to whether you itemized deductions);
- You have separated from service with the plan sponsor at or after age 55;
- You are a qualified public safety employee taking a distribution from a governmental plan and you separated from service after age 50;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO").

The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions - Roth 403(b) and Roth 457(b). A partial or full distribution of purchase payments to a Roth 403(b) or a Roth 457(b) account and earnings credited on those purchase payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 403(b) or a Roth 457(b) account is defined as a distribution that meets the following two requirements:
- The distribution occurs after the five-year taxable period measured from the earlier of:
  ▷ The first taxable year you, as applicable, made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  ▷ The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary or estate, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

Non-Governmental 457(b) Plans. Compensation deferred under a 457(b) plan of a non-governmental employer is generally includible in income in the first year in which it is paid or otherwise made available to you or your designated beneficiary.

Distributions - Eligibility

Distributions from qualified plans (as described in this prospectus) generally may occur only upon the occurrence of certain events. The terms of your plan will govern when you are eligible to take a distribution from the plan. The following describes circumstances when you may be able to take a distribution from certain more common types of plans.

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions generally may only occur upon:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 59½; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) and Roth 403(b) Plans. Subject to the terms of your 403(b) or Roth 403(b) plan, distribution of certain salary reduction contributions and earnings generally may occur only upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- The birth or adoption of a child;
- Financial hardship (contributions only, not earnings);
- Termination of the plan; or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Section 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

Before we process a withdrawal request we generally are required to confirm with your 403(b) plan sponsor or otherwise that the withdrawals you request from a 403(b) contract comply with applicable tax requirements.

457(b) and Roth 457(b) Plans. Under 457(b) and Roth 457(b) plans, distributions may generally not be made available to you earlier than:
- The calendar year you attain age 59½;
- When you experience a severance from employment; or
- When you experience an unforeseeable emergency.

A one-time in-service distribution may also be permitted under a Section 457(b) plan if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the two-year period ending on the date of distribution.

Lifetime Required Minimum Distributions (401(a), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:
- The start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 72 (age 70½ if born before July 1, 1949) or in the case of an employer-sponsored plan, April 1 of the calendar year following the calendar year in which you retire, whichever occurs later, unless:

- Under 401(a), 403(b) and Roth 403(b) plans that are not governmental or church plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 72 (age 70½ if born before July 1, 1949); or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. You must receive distributions from the contract over a period not extending beyond one of the following time periods:

- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). Before annuity payments begin, the required minimum distribution amount is generally determined by dividing the entire interest in the account as of December 31 of the preceding year by the applicable distribution period. The entire interest in the account includes the amount of any outstanding rollover, transfer, and recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit. If annuity payments have begun under an annuity option that satisfies the Tax Code Section 401(a)(9) regulations, such payments will generally be viewed as satisfying your required minimum distribution.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed. In certain circumstances this excise tax may be waived by the IRS.

Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions Upon Death (401(a), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)

Upon your death, any remaining interest in a 401(a), 403(b), Roth 403(b), 457(b), or Roth 457(b) plan must be distributed in accordance with federal income tax requirements under Section 401(a)(9) of the Tax Code. The death benefit provisions of your contract will be interpreted to comply with those requirements. The post-death distribution requirements were amended, applicable generally with respect to deaths occurring after 2019, by the Setting Every Community Up for Retirement Enhancement Act ("SECURE Act"), which was part of the larger Further Consolidated Appropriations Act, 2020. The post-death distribution requirements under prior law continue to apply in certain circumstances.

Prior Law. Under prior law, if an employee under an employer sponsored retirement plan dies prior to the required beginning date, the remaining interest must be distributed (1) within five years after the death (the "five-year rule"), or (2) over the life of the designated beneficiary, or over a period not extending beyond the life expectancy of the designated beneficiary, provided that such distributions commence within one year after death (the "lifetime payout rule"). If the employee dies on or after the required beginning date (including after the date distributions have commenced in the form of an annuity), the remaining interest must be distributed at least as rapidly as under the method of distribution being used as of the date of death (the "at-least-as-rapidly rule").

The New Law. Under the new law, if you die after 2019, and you have a designated beneficiary, any remaining interest must be distributed within ten years after your death, unless the designated beneficiary is an eligible designated beneficiary ("EDB") or some other exception applies. A designated beneficiary is any individual designated as a beneficiary by the employee. An EDB is any designated beneficiary who is (1) your surviving spouse, (2) your minor child, (3) disabled, (4) chronically ill, or (5) an individual not more than ten years younger than you. An individual's status as an EDB is determined on the date of your death. This ten-year post-death distribution period applies regardless of whether you die before your required beginning date or you die on or after that date (including after distributions have commenced in the form of an annuity). However, if the beneficiary is an EDB and the EDB dies before the entire interest is distributed under this ten-year rule, the remaining interest must be distributed within ten years after the EDB's death (i.e., a new ten-year distribution period begins).

Instead of taking distributions under the new ten-year rule, an EDB can stretch distributions over life, or over a period not extending beyond life expectancy, provided that such distributions commence within one year of your death, subject to certain special rules. In particular, if the EDB dies before the remaining interest is distributed under this stretch rule, the remaining interest must be distributed within ten years after the EDB's death (regardless of whether the remaining distribution period under the stretch rule was more or less than ten years). In addition, if your minor child is an EDB, the child will cease to be an EDB on the date the child reaches the age of majority, and any remaining interest must be distributed within ten years after that date (regardless of whether the remaining distribution period under the stretch rule was more or less than ten years).

If your beneficiary is not an individual, such as a charity, your estate, or in some cases a trust, any remaining interest after your death generally must be distributed under prior law in accordance with the five-year rule or the at-least-as-rapidly rule, as applicable (but not the lifetime payout rule). However, if your beneficiary is a trust and all the beneficiaries of the trust are individuals, the new law may apply pursuant to special rules that treat the beneficiaries of the trust as designated beneficiaries, including special rules allowing a beneficiary of a trust who is disabled or chronically ill to stretch the distribution of their interest over their life or life expectancy in some cases. You should consult a professional tax adviser about the federal income tax consequences of your beneficiary designations, particularly if a trust is involved.

More generally, the new law applies if you die after 2019, subject to several exceptions. In particular, if you are an employee under a governmental plan, such as a governmental 457(b) plan, the new law applies to your interest in that plan if you die after 2021. In addition, if your plan is maintained pursuant to one or more collective bargaining agreements, the new law generally applies to your interest in that plan if you die after 2021 (unless the collective bargaining agreements terminate earlier).

In addition, the new post-death distribution requirements generally do not apply if the employee died prior to January 1, 2020. However, if the designated beneficiary of the deceased employee dies after January 1, 2020, any remaining interest must be distributed within ten years of the designated beneficiary's death. Hence, this ten-year rule generally will apply to a contract issued prior to 2020 which continues to be held by a designated beneficiary of an employee who died prior to 2020.

It is important to note that under prior law, annuity payments that commenced under a method that satisfied the distribution requirements while the employee was alive could continue to be made under that method after the death of the employee. Under the new law, however, if you commence taking distributions in the form of an annuity that can continue after your death, such as in the form of a joint and survivor annuity or an annuity with a guaranteed period of more than ten years, any distributions after your death that are scheduled to be made beyond the applicable distribution period imposed under the new law might need to be accelerated at the end of that period (or otherwise modified after your death if permitted under federal tax law and by us) in order to comply with the new post-death distribution requirements.

Certain transition rules may apply. Please consult your tax adviser.

Start Dates for Spousal Beneficiaries. Under the new law, as under prior law, if your beneficiary is your spouse, your surviving spouse can delay the application of the post-death distribution requirements until after your surviving spouse's death by transferring the remaining interest tax-free to your surviving spouse's own IRA.

The post-death distribution requirements are complex and unclear in numerous respects. The Internal Revenue Service and U.S. Department of the Treasury have issued very little guidance on the new law. In addition, the manner in which these requirements will apply will depend on your particular facts and circumstances. You may wish to consult a professional tax adviser for tax advice as to your particular situation.

Withholding

Taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 403(b), Roth 403(b), Governmental 457(b) and Roth 457(b) Plans of Governmental Employers. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain other distributions described in the Tax Code.

457(b) Plans of Non-Governmental Employers. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. Death benefit proceeds are not subject to income tax withholding.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, withholding will generally be 30% based on the individual's citizenship, the country of domicile and tax treaty status.

In-Plan Roth Rollovers

Tax Code Section 403(b) and governmental 457(b) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) - and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the contract is issued and provided the plan offers an applicable Roth account (a Roth 403(b) or Roth 457(b) account), non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Please note that in-plan rollovers into a Roth account are not subject to withholding. Consequently, an individual considering such a transaction may want to increase their tax withholding or make an estimated tax payment in the year of the rollover. Amounts rolled-over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of purchase payments made by salary reduction to a Roth account and earnings credited on those purchase payments, as described above) will be excludable from income if it is a qualified distribution as defined in the "Qualified Distributions - Roth 403(b) and Roth 457(b)" section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code Section 72(t) that would normally apply to distributions from a 403(b) plan (or from a governmental 457(b) plan to the extent such amounts are attributable to rollovers from a 401(a) or 403(b) plan). However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

Due to administrative complexity, certain in-plan Roth rollovers may not be available through the contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek tax and/or legal advice regarding your particular situation.

Assignment and Other Transfers

401(a), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans. Your beneficial interest in the contract may not be assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

Same-Sex Marriages

The contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the contract's death benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. U.S. Treasury Department regulations provide that for federal tax purposes, the term "spouse" does not include individuals (whether of the opposite sex or the same sex) who have entered into a registered domestic partnership, civil union, or other similar formal relationship that is not denominated as a marriage under the laws of the state where the relationship was entered into, regardless of domicile. As a result, if a beneficiary of a deceased owner and the owner were parties to such a relationship, the beneficiary will be required by federal tax law to make distributions from the contract in the manner applicable to non-spouse beneficiaries and will not be able to continue the contract. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed. Because we do not expect that we will incur any federal income tax liability attributable to the separate account we do not intend to make any provision for such taxes. However, changes in the tax laws and/or in their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against a separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

In calculating our corporate income tax liability, we may claim certain corporate income tax benefits associated with the investment company assets, including separate account assets, which are treated as company assets under applicable income tax law. These benefits may reduce our overall corporate income tax liability. Under current law, such benefits include foreign tax credits and corporate dividends received deductions. We do not pass the tax benefits through to the holders of the separate account because (i) the contract owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include company income taxes in the tax charges you pay under the contract. We reserve the right to change these tax practices.

CONTRACT DISTRIBUTION

General. The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of FINRA and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with Voya Financial Partners, LLC. We refer to these broker-dealers as "distributors." Voya Financial Advisors, Inc. is a distributor affiliated with the Company that has entered into a selling agreement with Voya Financial Partners, LLC for the sale of our variable annuity contracts.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account, but instead is paid by us through Voya Financial Partners, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets range from 0% to 7%. The commission paid on recurring payments made during the first year of the participant account range from 0% to 7%. After the first year of the participant account, renewal commissions up to 3% may be paid on recurring payments up to the amount of the previous year's payments, and commissions of up to 7% may be paid on recurring payments in excess of this amount. In addition, the Company may pay an asset-based commission ranging up to 0.50%.

Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 4% of total purchase payments. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. Under one such program, we may pay additional amounts to distributors in connection with a participant's increased or restarted contributions and/or the number of participant enrollments completed by a registered representative during a specified time period. These other promotional incentives or payments may be limited to contracts offered to certain plans, may not be offered to all distributors, and may be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with purchase payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Employees of the Company or its affiliates (including wholesaling employees) may receive more compensation when funds advised by the Company or its affiliates ("affiliated funds") are selected by a contract holder than when unaffiliated funds are selected. Additionally, management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors, including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through Voya Financial Partners, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2020, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

1. Lincoln Investment Planning, Inc.
2. Regulus Advisors, LLC
3. LPL Financial LLC
4. Morgan Stanley Smith Barney LLC
5. Voya Financial Advisors, Inc.
6. Kestra Investment Services, LLC
7. Royal Alliance Associates, Inc.
8. Pensionmark Securities, LLC
9. American Portfolios Financial Services, Inc.
10. Securities America, Inc.
11. Northwestern Mutual Investment Services, Inc.
12. Lincoln Financial Advisors Corporation
13. Cetera Advisors LLC
14. Ameriprise Financial Services, Inc.
15. Woodbury Financial Services, Inc.
16. Cetera Advisor Networks LLC
17. MMA Securities LLC
18. PlanMember Securities Corporation
19. Cadaret, Grant & Co., Inc.
20. IMA Wealth, Inc.
21. First Allied Securities, Inc.
22. NYLIFE Securities LLC
23. SagePoint Financial, Inc.
24. Hornor, Townsend & Kent, LLC
25. Lockton Investment Securities, LLC

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts and/or services over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

The OMNI Financial Group, Inc. (OMNI) is a third party administrator which has established a Preferred Provider Program ("P3") and has recommended the Company for inclusion in the P3 program based upon the Company meeting or exceeding the established P3 qualifications and standards. For plans that utilize OMNI services and have enrolled in the P3 program, the Company pays OMNI $36 per year for each actively contributing participant to cover a share of the plan administration fees payable to OMNI.

Agreement with the Company

The American Federation of Teachers AFL-CIO ("AFT") makes available to its members 403(b), Roth 403(b), 457(b) and Roth 457(b) programs. Pursuant to an agreement between the parties, AFT endorses the Company as their exclusive provider of these programs. In return for the endorsement, and as part of the agreement, the Company provides a broad range of investment products and services to the members of AFT and reimburses or pays the direct out-of-pocket expenses that the AFT Annuity Trust incurs in informing members about these programs and reviewing the performance of such programs, in an amount generally expected not to exceed $40,000 per year. The Company may also contribute to the costs of AFT-sponsored events related to the programs.

OTHER TOPICS

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, for example) or restrict the amount of certain forms of payments or loan repayments. In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service in writing at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**" or by calling 1-800-584-6001.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks", "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your account value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate AUVs, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract that result from cyber-attacks or information security breaches in the future.

Contract Modification

We may change the contract as required by federal or state law by notifying the contract holder at least 30 calendar days before the change becomes effective, including changes required to maintain the contract, or an account as a designated Roth 403(b) annuity or Roth 403(b) account. In addition, the contract may be changed at any time, except for a reduction in the minimum guaranteed interest rate for the fixed interest options, by written mutual agreement between the contract holder and the Company. We may, upon advance written notice to the contract holder as specified in the contract, make unilateral changes to certain provisions of the contracts that would apply only to individuals who became participants under the contract after the effective date of such changes. For changes requiring contract holder consent, we may, upon 60 days' written notice, initiate a change and will consider that the contract holder has agreed to the change unless we receive written notice that the contract holder does not agree to such change at least 30 calendar days before the date the change becomes effective. If the contract holder does not agree to the change, we reserve the right to refuse to establish new accounts under the contract and to discontinue accepting payments to existing accounts.

In addition, we reserve the right, without contract holder consent, to change the tables for determining the amount of income phase payments or the income phase payment options available. Any such change will not take effect until at least 12 months after the contract effective date or until at least 12 months after any previous change. Such a change would not apply to accounts established before the date the change becomes effective.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Voya Financial Partners, LLC's ability to distribute the contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.

- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:
- On any valuation date when the NYSE is closed (except customary weekend and holiday closings), or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable for us fairly to determine the value of the subaccount's assets; and
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or any regulatory action.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to us at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**." We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Account Termination

Under some contracts and where allowed by state law, we reserve the right to terminate an individual account if the account value is less than $5,000, this value is not due to negative investment performance, and no purchase payments have been received within the previous 12 months. Under other contracts and where allowed by state law, we reserve the right to terminate an individual account if contributions have not been made to the account for a period of two full years and the guaranteed monthly benefit under the annuity options would be less than $20 per month. Which account termination provision will apply to you will be set forth in the contract. We will notify you or the contract holder 90 days prior to terminating the account. If we exercise this right we will not deduct an early withdrawal charge.

Intent to Confirm Quarterly

We will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information ("SAI") contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

		Page
•	General Information and History	2
•	Variable Annuity Account C	2
•	Offering and Purchase of Contracts	3
•	Income Phase Payments	3
•	Performance Reporting	4
•	Sales Material and Advertising	5
•	Experts	6
•	Financial Statements of the Separate Account - Variable Annuity Account C	S-1
•	Consolidated Financial Statements of Voya Retirement Insurance and Annuity Company	C-1

You may request an SAI by calling us at the number referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

APPENDIX I
FIXED PLUS ACCOUNT/FIXED PLUS ACCOUNT II

The Fixed Plus Account, or for certain contracts the Fixed Plus Account II, is an investment option that may be available during the accumulation phase. In this Appendix both accounts are referred to as the Fixed Plus Account unless there are differences between the two. Any such differences will be identified herein generally, but you should refer to your contract for the details about which account is available to you and its specific terms, conditions and limitations. This option may not be available in all states or in certain contracts in some states.

Amounts allocated to the Fixed Plus Account/Fixed Plus Account II are held in the Company's general account which supports insurance and annuity obligations.

> Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this appendix regarding the Fixed Plus Account has not been reviewed by the SEC.

Certain Restrictions. We reserve the right to limit investments in or transfers to the Fixed Plus Account. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account transfer or withdrawal in the prior 12-month period. Under certain emergency conditions and subject to conditions under state and/or federal law, if applicable, we may defer payment of a withdrawal from the Fixed Plus Account for a period of up to six months.

Interest Rates. The Fixed Plus Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit interest at a current rate that may be higher than the guaranteed minimum interest rate and the current rate may be changed at any time, except that we will not apply a decrease to the current rate following a rate change initiated solely by us prior to the last day of the three-month period measured from the first day of the month in which such change was effective. We may credit a different rate for lump sum payments than for installment payments. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, which may include mortality and expense risks, interest rate guarantees, the investment income earned on invested assets, the amortization of any capital gains and/or losses realized on the sale of invested assets, and whether a transfer credit has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account value as a partial withdrawal in each rolling 12-month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The amount allowed for partial withdrawal is reduced by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option (contracts with the Fixed Plus Account II option require that the income phase payment option be a lifetime annuity option or a nonlifetime option on a fixed basis). We also waive the 20% limit for withdrawals due to your death. The waiver upon death may only be exercised once and must occur within six months after your date of death.

Additionally, we may allow other waivers of the 20% limit on partial withdrawals to participants in certain plans including, but not limited to, participants who meet certain conditions relating to (1) a financial hardship or an unforeseeable emergency, (2) separation from service, (3) the purchase of permissive past service credits under a governmental defined benefit plan, or (4) disability. You can determine what additional waivers, if any, and the required conditions that may apply to each waiver by referring to the contract or certificate.

Requests for Full Withdrawals. If the contract holder or you, as applicable, if allowed by the plan and permitted under the contract, request a full withdrawal of your account value or, the value of all individual accounts, we will pay any amounts held in the Fixed Plus Account with interest, in five annual payments equal to:

- One-fifth of the individual Fixed Plus Account value, or the value of all individual accounts, as applicable, in the Fixed Plus Account on the day the request is received, reduced by any Fixed Plus Account withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months;
- One-fourth of the remaining Fixed Plus Account value 12 months later; reduced by any Fixed Plus Account withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months;
- One-third of the remaining Fixed Plus Account value 12 months later; reduced by any Fixed Plus Account withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you, made during the prior 12 months;
- One-half of the remaining Fixed Plus Account value 12 months later; and reduced by any Fixed Plus Account withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months; and
- The balance of the Fixed Plus Account value 12 months later.

The contract holder may withdraw the sum of the value of all individual accounts under the Contract provided that the contract holder controls the contract.

No early withdrawal charge applies to amounts withdrawn from the Fixed Plus Account.

The contract holder or you, as applicable, may cancel a full withdrawal request from the Fixed Plus Account at any time.

Once a request is received for a full withdrawal, no further withdrawals, loans, or transfers will be permitted from the Fixed Plus Account/Fixed Plus Account II. Your request may be cancelled at any time before the end of the five-year period. If any contributions are received to your account at any time during the five-year payment period, the full withdrawal will be cancelled and your Fixed Plus Account/Fixed Plus Account II installment payments will cease. If your full withdrawal is cancelled (either by your request or due to receipt of a contribution to your account), a new five-year payment period will begin upon any future full withdrawal from the Fixed Plus Account/Fixed Plus Account II.

Waiver of Full Withdrawal Provisions. We will waive the Fixed Plus Account/Fixed Plus Account II five-installment payout for full withdrawals made due to one or more of the following:

- Due to your death during the accumulation phase if the amount is paid within six months of your death;
- Due to the election of a lifetime income phase payment option or a nonlifetime income phase payment option on a fixed basis;
- When the Fixed Plus Account value is $5,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months. However, we reserve the right to lower the waived amount to $2,000;
- Due to financial hardship (or unforeseeable emergency) as defined by the Tax Code and regulations thereunder, if all of the following conditions are met:
  - ▷ If applicable, the hardship is certified by the employer;
  - ▷ The amount is paid directly to you; and
  - ▷ The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 20% of the average value of your account(s) and all other accounts under the relevant contract during that same period;

- Due to your separation from service with the employer, provided that all the following apply:
  ▷ The withdrawal is due to your separation from service with your employer. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account full withdrawal provision unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance;
  ▷ Separation from service is documented in a form acceptable to us;
  ▷ The amount withdrawn is paid directly to you or as a direct rollover to another Tax Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by you; and
  ▷ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.
- To purchase permissive past service credit under a governmental defined benefit plan; or
- Due to a disability as defined in the Tax Code, and when:
  ▷ If applicable, certified by the employer;
  ▷ The amount is paid directly to the participant; and
  ▷ The amount paid for all withdrawals due to disability during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Charges. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account in each rolling 12-month period. We will waive this percentage when there are no competing investment options available under the contract. The contract describes what a competing investment option is for purposes of this waiver. We determine the amount eligible for transfer on the day we receive a transfer request in good order at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**." We will reduce amounts allowed for transfer by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. We also reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account is $5,000. However, we reserve the right to lower the waived amount to $2,000.

If you transfer 20% of your account value held in the Fixed Plus Account in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account value under any systematic distribution option.

Income Phase. Subject to the full and partial withdrawal provisions, amounts accumulating under the Fixed Plus Account can be used to fund fixed and variable payments during the income phase. The full and partial withdrawal provisions are waived upon the election of a lifetime annuity option or a nonlifetime option on a fixed basis, but are not waived upon the election of a nonlifetime option on a variable basis. For contracts with the Fixed Plus Account II option, the requirement that the income phase payment option be a lifetime annuity option or a nonlifetime option on a fixed basis also applies to the waiver of the partial withdrawal provisions. Availability of subaccounts may vary during the income phase.

Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account values are used for a loan.

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. **See "FEES" and "Interest Rates" above.**

APPENDIX II
FIXED PLUS ACCOUNT II A

The Fixed Plus Account II A is an investment option that may be available during the accumulation phase, if selected by the contract holder. If the Fixed Plus Account II A is available to you, the Fixed Plus Account and Fixed Plus Account II investment options (hereinafter referred to as "closed fixed accounts") are closed to new contributions, allocations and transfers, and all contributions, allocations and transfers directed to any of these closed fixed account investment options will automatically be contributed, allocated or transferred to the Fixed Plus Account II A. This option may not be available in all states, through certain contracts, or in certain plans.

Amounts allocated to the Fixed Plus Account II A are held in the Company's general account which supports our insurance and annuity obligations.

Additional information about this option may be found in an endorsement to the contract.

General Disclosure. Interests in the Fixed Plus Account II A have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account II A may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this appendix regarding the Fixed Plus Account II A has not been reviewed by the SEC.

Certain Restrictions. We reserve the right to limit investments in or transfers to the Fixed Plus Account II A. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account II A transfer or withdrawal in the prior 12-month period. Under certain emergency conditions and subject to conditions under state and/or federal law, if applicable, we may defer payment of a withdrawal from the Fixed Plus Account II A for a period of up to six months.

Interest Rates. The Fixed Plus Account II A guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit interest at a current rate that may be higher than the guaranteed minimum interest rate and the current rate may be changed at any time, except that we will not apply a decrease to the current rate following a rate change initiated solely by us prior to the last day of the three-month period measured from the first day of the month in which such change was effective Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account II A will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account II A will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets, the amortization of any capital gains and/or losses realized on the sale of invested assets, and whether a transfer credit, if applicable, has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account II A value as a partial withdrawal in each rolling 12-month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The amount allowed for partial withdrawal is reduced by any Fixed Plus Account II A withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option. We reserve the right to impose new or different restrictions and limits applicable to partial withdrawals.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option (contracts with the Fixed Plus Account II A option require that the income phase payment option be a lifetime annuity option or a nonlifetime option on a fixed basis). We also waive the 20% limit for withdrawals due to your death. The waiver upon death may only be exercised once and must occur within six months after your date of death.

For certain plans and subject to certain conditions we may allow other waivers of the 20% limit on partial withdrawals including, but not limited to, partial withdrawals:
- Due to your separation from service (provided, however, that severance of employment must qualify as separation from service under Tax Code) and when:
  ▷ Separation from service is documented in a form acceptable to us;
  ▷ The amount withdrawn is paid directly to you or as a direct rollover to another Tax Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by you; and
  ▷ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.
- As defined in the Tax Code and subject to certain conditions and limits, due to your:
  ▷ Financial hardship;
  ▷ Unforeseeable emergency;
  ▷ In-service distribution permitted by the plan;
  ▷ Disability certified by your employer, if applicable, and paid directly to you;
- Due to a loan taken in accordance with the terms of the plan; and
- When the amount in the Fixed Plus Account II A is less than or equal to $2,000.

You can determine what additional waivers, if any, and the required conditions, limits and restrictions that may apply to each waiver by referring to the contract, which includes the Fixed Plus Account II A endorsement. Additionally, we may allow other waivers of the 20% limit or any other restriction or limit on partial withdrawals in certain circumstances on a basis that is not unfairly discriminatory.

Unless we agree otherwise, any request for a partial withdrawal that will be taken from general account assets will be deducted first from amounts allocated to the closed fixed accounts, if applicable, until depleted, then from the Fixed Plus Account II A.

Requests for Full Withdrawals. If the contract holder or you, as applicable, as allowed by the plan and permitted under the contract, request a full withdrawal of your account value or, the value of all individual accounts, we will pay any amounts held in the Fixed Plus Account II A with interest, in five annual payments equal to:
- One-fifth of the individual Fixed Plus Account II A value, or the value of all individual accounts, as applicable, in the Fixed Plus Account II A on the day the request is received, reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months;
- One-fourth of the remaining Fixed Plus Account II A value 12 months later reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months;
- One-third of the remaining Fixed Plus Account II A value 12 months later reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you, made during the prior 12 months;
- One-half of the remaining Fixed Plus Account II A value 12 months later reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months; and
- The balance of the Fixed Plus Account II A value 12 months later.

We reserve the right to impose new or different restrictions and limits applicable to full withdrawals on a basis that is not unfairly discriminatory.

No early withdrawal charge applies to amounts withdrawn from the Fixed Plus Account II A.

The contract holder or you, as applicable, may cancel a full withdrawal request from the Fixed Plus Account II A at any time.

Once a request is received for a full withdrawal, no further withdrawals, loans, or transfers will be permitted from the Fixed Plus Account II A. Your request may be cancelled at any time before the end of the five-year period. If any contributions are received to your account at any time during the five-year payment period, the full withdrawal will be cancelled and your Fixed Plus Account II A installment payments will cease. If your full withdrawal is cancelled (either by your request or due to receipt of a contribution to your account), a new five-year payment period will begin upon any future full withdrawal from the Fixed Plus Account II A.

Waiver of Full Withdrawal Provisions. For certain plans and subject to certain conditions we may waive the Fixed Plus Account II A five-installment payout for full withdrawals made due to one or more of the following:
- Due to your death during the accumulation phase if the amount is paid within six months of your death;
- Due to the election of a lifetime income phase payment option or a nonlifetime income phase payment option on a fixed basis;
- When the Fixed Plus Account II A value is $5,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months. However, we reserve the right to lower the waived amount to as low as $2,000;
- Due to your separation from service (provided, however, that severance of employment must qualify as separation from service under Tax Code) and when:
  ▷ Separation from service is documented in a form acceptable to us;
  ▷ The amount withdrawn is paid directly to you or as a direct rollover to another Tax Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by you; and
  ▷ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.
- As defined in the Tax Code and subject to certain conditions and limits, due to your:
  ▷ Financial hardship;
  ▷ Unforeseeable emergency;
  ▷ In-service distribution permitted by the plan; or
  ▷ Disability certified by your employer, if applicable, and paid directly to you; and
- Due to a loan taken in accordance with the terms of the plan.

You can determine what additional waivers, if any, and the required conditions, limits and restrictions that may apply to each waiver by referring to the contract, which includes the Fixed Plus Account II A endorsement. Additionally, we may allow other waivers of the five installment payout or any other restriction or limit on full withdrawals in certain circumstances.

Unless we agree otherwise, any request for a full withdrawal from general account assets will be deducted first from amounts allocated to the closed fixed accounts, if applicable, until depleted then from the Fixed Plus Account II A.

Charges. We do not make deductions from amounts in the Fixed Plus Account II A to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers from the Fixed Plus Account II A. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account II A in each rolling 12-month period. We will waive this percentage when there are no competing investment options available under the contract. The contract describes what a competing investment option is for purposes of this waiver. We determine the amount eligible for transfer on the day we receive a transfer request in good order at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**." We will reduce amounts allowed for transfer by any Fixed Plus Account II A withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. We also reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account II A is $5,000. However, we reserve the right to lower the waived amount to as low as $2,000.

If you transfer 20% of your account value held in the Fixed Plus Account II A in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided that no additional amounts are allocated to the Fixed Plus Account II A during the five year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account II A value under any systematic distribution option.

Unless we agree otherwise, any request for a transfer from general account assets will be deducted first from amounts allocated to the closed fixed accounts, if applicable, until depleted then from the Fixed Plus Account II A.

We reserve the right to impose new or different restrictions and limits applicable to transfers from the Fixed Plus Account II A and to waive any restriction or limit on transfers on a basis that is not unfairly discriminatory.

Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account II A. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account II A values are used for a loan.

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. **See "FEES" and "Interest Rates" above.**

Reinstatement. To the extent permitted under the contract, amounts that would have been reinstated to the closed fixed accounts, as applicable, may instead be reinstated to the Fixed Plus Account II A.

APPENDIX III
PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT UNDER AN ANNUITY CONTRACT

For Plans under Sections 403(b) or 401(a) of the Tax Code (Including Roth 403(b)) (Except Most Voluntary Section 403(b) Plans)*

The employer has adopted a plan under Tax Code Sections 403(b) or 401(a) ("Plan") and has purchased a Voya Retirement Insurance and Annuity Company (the "Company") group variable annuity contract ("Contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an employee account, and by the employer to an employer account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the contract holder, as the participant's agent for the purposes of all transactions under the Contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:
- The participant owns the value of his/her employee account subject to the restrictions of Tax Code Sections 403(b), or 401(a) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Tax Code Section 403(b) or 401(a), the participant has ownership in the value of his/her employer account.
- The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company.
- The employer may permit the participant to make investment selections under the employee account and/or the employer account directly with the Company under the terms of the Contract. Without the employer's written permission, the participant will be unable to make any investment selections under the Contract.
- On behalf of the participant, the employer may request a loan in accordance with the terms of the Contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner.
- In the event of the participant's death, the employer is the named beneficiary under the terms of the Contract. The participant has the right to name a personal beneficiary as determined under the terms of the Plan and file that beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

----

* Under most group contracts issued through a voluntary 403(b) or Roth 403(b) plan, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. **See "FEDERAL TAX CONSIDERATIONS - Distributions – Eligibility – 403(b) and Roth 403(b) Plans."** See the contract or your certificate (if applicable) to determine who holds rights under the contract.

APPENDIX IV
FUND DESCRIPTIONS

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act. Fund prospectuses may be obtained free of charge at the address and telephone number referenced under "CONTRACT OVERVIEW - Questions," by accessing the SEC's website or by contacting the SEC Public Reference Branch. If you have received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of the each fund offered through your contract, please see the cover page.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Century Investments® Disciplined Core Value Fund **Investment Adviser:** American Century Investment Management, Inc.	Seeks long-term capital growth by investing in common stocks. Income is a secondary objective.
American Funds® - EuroPacific Growth Fund® **Investment Adviser:** Capital Research and Management Company^SM	Seeks to provide long-term growth of capital
American Funds® - The Growth Fund of America® **Investment Adviser:** Capital Research and Management Company^SM	Seeks to provide growth of capital.
Calvert US Large-Cap Core Responsible Index Fund **Investment Adviser:** Calvert Research and Management	Seeks to track the performance of the Calvert US Large-Cap Core Responsible Index (the "Index"), which measures the investment return of large-capitalization stocks.
Cohen & Steers Real Estate Securities Fund, Inc. **Investment Adviser:** Cohen & Steers Capital Management, Inc.	The investment objective of the fund is total return through investment in real estate securities.
DWS Equity 500 Index Fund **Investment Adviser:** DWS Investment Management Americas, Inc. **Subadviser:** Northern Trust Investments, Inc.	Seeks to provide investment results that, before expenses, correspond to the total return of common stocks publicly traded in the United States, as represented by the Standard & Poor's 500 Composite Stock Price Index (S&P 500® Index).

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® VIP Contrafund℠ Portfolio **Investment Adviser:** Fidelity Management & Research Company LLC ("FMR") **Subadvisers:** FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited and Fidelity Management & Research (Japan) Limited	Seeks long-term capital appreciation.
Franklin Small Cap Value VIP Fund **Investment Adviser:** Franklin Mutual Advisers, LLC	Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small-capitalization companies.
Invesco Main Street Mid Cap Fund® **Investment Adviser:** Invesco Advisers, Inc.	Seeks capital appreciation.
Invesco Small Cap Growth Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
Lord Abbett Mid Cap Stock Fund **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks to deliver long-term growth of capital by investing primarily in stocks of mid-sized U.S. companies.
Nuveen Global Infrastructure Fund **Investment Adviser:** Nuveen Fund Advisors, LLC **Subadvisers:** Nuveen Asset Management, LLC	Seeks long-term growth of capital and income.
Pax Sustainable Allocation Fund **Investment Adviser:** Impax Asset Management LLC	Seeks income and conservation of principal and secondarily long-term growth of capital.
PIMCO Real Return Portfolio **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
T. Rowe Price Value Fund **Investment Adviser:** T. Rowe Price Associates, Inc.	Seeks to provide long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.
Templeton Global Bond Fund **Investment Adviser:** Franklin Advisers, Inc.	Seeks current income with capital appreciation and growth of income.
Vanguard® Total Bond Market Index Fund **Investment Adviser:** The Vanguard Group, Inc. (Vanguard)	Seeks to track the performance of a broad, market-weighted bond index.
Vanguard® Total International Stock Index Fund **Investment Adviser:** The Vanguard Group, Inc. (Vanguard)	Seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States.
Voya Global High Dividend Low Volatility Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya GNMA Income Fund
 	
  Investment Adviser: Voya Investments, LLC
 	
  Subadviser: Voya Investment Management Co. LLC
	Seeks a high level of current income consistent with liquidity and safety of principal through investment primarily in Government National Mortgage Association ("GNMA") mortgage-backed securities (also known as GNMA Certificates) that are guaranteed as to the timely payment of principal and interest by the U.S. government.

Voya Growth and Income Portfolio
 	
  Investment Adviser: Voya Investments, LLC
 	
  Subadviser: Voya Investment Management Co. LLC
	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Voya High Yield Portfolio
 	
  Investment Adviser: Voya Investments, LLC
 	
  Subadviser: Voya Investment Management Co. LLC
	Seeks to provide investors with a high level of current income and total return.

Voya Index Plus LargeCap Portfolio
 	
  Investment Adviser: Voya Investments, LLC
 	
  Subadviser: Voya Investment Management Co. LLC
	Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.

Voya Index Plus MidCap Portfolio
 	
  Investment Adviser: Voya Investments, LLC
 	
  Subadviser: Voya Investment Management Co. LLC
	Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk.

Voya Index Plus SmallCap Portfolio
 	
  Investment Adviser: Voya Investments, LLC
 	
  Subadviser: Voya Investment Management Co. LLC
	Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk.

Voya Index Solution 2025 Portfolio
 	
  Investment Adviser: Voya Investments, LLC
 	
  Subadviser: Voya Investment Management Co. LLC
	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Voya Index Solution 2035 Portfolio
 	
  Investment Adviser: Voya Investments, LLC
 	
  Subadviser: Voya Investment Management Co. LLC
	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Voya Index Solution 2045 Portfolio
 	
  Investment Adviser: Voya Investments, LLC
 	
  Subadviser: Voya Investment Management Co. LLC
	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya Index Solution 2055 Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Voya Index Solution 2065 Portfolio*
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
 	
*** Effective August 7, 2020, this fund will be added to this contract
   as an available investment option.**
	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2065. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Voya Index Solution Income Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Voya Intermediate Bond Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Voya Small Company Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.

Voya Strategic Allocation Conservative Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital.

Voya Strategic Allocation Growth Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks to provide capital appreciation.

Voya Strategic Allocation Moderate Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized).

VY® Invesco Comstock Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Invesco Advisers, Inc.
	Seeks capital growth and income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

VY® Invesco Equity and Income Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Invesco Advisers, Inc.
	Seeks total return consisting of long-term capital appreciation and current income.

VY® Invesco Global Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Invesco Advisers, Inc.
	Seeks capital appreciation.

VY® T. Rowe Price Capital Appreciation Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: T. Rowe Price Associates, Inc.
	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: T. Rowe Price Associates, Inc.
	Seeks long-term capital appreciation.

VY® T. Rowe Price Equity Income Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: T. Rowe Price Associates, Inc.
	Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks.

VY® T. Rowe Price Growth Equity Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: T. Rowe Price Associates, Inc.
	Seeks long-term growth through investments in stocks.

Wanger USA **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

Wells Fargo Small Company Value Fund
 	
   Investment Adviser: Wells Fargo Funds Management, LLC
 	
   Subadviser: Wells Capital Management Incorporated
	Seeks long-term capital appreciation.

APPENDIX V
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2020, the following table gives (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2020, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2020 are not reflected in the following information.

(Selected data for accumulation units outstanding throughout each period)

	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
AMERICAN CENTURY INVESTMENTS® DISCIPLINED CORE VALUE FUND (A CLASS)										
Value at beginning of period	$74.46	$60.79	$66.10	$55.50	$49.48	$53.11	$47.80	$35.67	$31.52	$30.99
Value at end of period	$82.27	$74.46	$60.79	$66.10	$55.50	$49.48	$53.11	$47.80	$35.67	$31.52
Number of accumulation units outstanding at end of period	2,098	1,554	1,488	1,668	1,537	751	922	820	412	289
AMERICAN FUNDS® – EUROPACIFIC GROWTH FUND® (CLASS R-3)										
(Funds were first received in this option during June 2018)										
Value at beginning of period	$10.45	$8.34	$10.10							
Value at end of period	$12.87	$10.45	$8.34							
Number of accumulation units outstanding at end of period	3,946	3,206	732							
AMERICAN FUNDS® – THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$27.62	$21.85	$22.81	$18.33	$17.12	$16.46	$15.26	$11.56	$9.71	$10.34
Value at end of period	$37.57	$27.62	$21.85	$22.81	$18.33	$17.12	$16.46	$15.26	$11.56	$9.71
Number of accumulation units outstanding at end of period	77,200	90,258	93,587	98,158	101,798	99,163	98,637	90,674	89,439	82,664
CALVERT US LARGE-CAP CORE RESPONSIBLE INDEX FUND (CLASS A)										
(Funds were first received in this option during June 2019)										
Value at beginning of period	$11.16	$9.63								
Value at end of period	$13.90	$11.16								
Number of accumulation units outstanding at end of period	1,172	682								
COLUMBIA LARGE CAP VALUE FUND (ADVISOR CLASS)										
(Funds were first received in this option during March 2018)										
Value at beginning of period	$11.94	$9.26	$10.62							
Value at end of period	$12.48	$11.94	$9.26							
Number of accumulation units outstanding at end of period	126,543	139,021	123,802							
DAVIS FINANCIAL FUND (CLASS Y)										
(Funds were first received in this option during November 2018)										
Value at beginning of period	$15.68	$12.51	$13.47							
Value at end of period	$14.64	$15.68	$12.51							
Number of accumulation units outstanding at end of period	0	0	373							
DWS EQUITY 500 INDEX FUND (CLASS S)										
Value at beginning of period	$37.43	$28.83	$30.42	$25.31	$22.91	$22.89	$20.41	$15.62	$13.65	$13.53
Value at end of period	$43.73	$37.43	$28.83	$30.42	$25.31	$22.91	$22.89	$20.41	$15.62	$13.65
Number of accumulation units outstanding at end of period	24,818	21,896	22,419	24,234	30,033	34,193	32,603	33,105	31,430	29,289
FIDELITY® VIP CONTRAFUND℠ PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$75.45	$57.92	$62.49	$51.79	$48.43	$48.59	$43.84	$33.73	$29.27	$30.33
Value at end of period	$97.54	$75.45	$57.92	$62.49	$51.79	$48.43	$48.59	$43.84	$33.73	$29.27
Number of accumulation units outstanding at end of period	1,607,816	1,778,634	2,051,701	2,264,285	2,393,463	2,593,529	2,778,987	3,086,792	3,135,098	3,164,441

Condensed Financial Information (continued)

	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
FRANKLIN NATURAL RESOURCES FUND (ADVISOR CLASS)										
(Funds were first received in this option during April 2018)										
Value at beginning of period	$5.76	$5.28	$7.04							
Value at end of period	$4.48	$5.76	$5.28							
Number of accumulation units outstanding at end of period	287	277	83							
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$40.34	$32.25	$37.39	$34.13	$26.48	$28.87	$29.00	$21.50	$18.34	$19.25
Value at end of period	$42.01	$40.34	$32.25	$37.39	$34.13	$26.48	$28.87	$29.00	$21.50	$18.34
Number of accumulation units outstanding at end of period	324,060	369,217	414,572	481,733	518,551	546,257	624,949	689,000	679,825	713,462
GOLDMAN SACHS GROWTH OPPORTUNITIES FUND (INVESTOR SHARES)										
(Funds were first received in this option during January 2018)										
Value at beginning of period	$16.75	$12.56	$14.25							
Value at end of period	$23.98	$16.75	$12.56							
Number of accumulation units outstanding at end of period	303	40	14							
INVESCO MAIN STREET MID CAP FUND (CLASS A)										
(Funds were first received in this option during August 2020)										
Value at beginning of period	$10.45									
Value at end of period	$13.99									
Number of accumulation units outstanding at end of period	30,378									
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
Value at beginning of period	$29.09	$23.35	$26.80	$23.53	$21.22	$22.40	$21.65	$16.93	$15.49	$16.69
Value at end of period	$16.90	$29.09	$23.35	$26.80	$23.53	$21.22	$22.40	$21.65	$16.93	$15.49
Number of accumulation units outstanding at end of period	0	17,166	21,921	29,039	25,527	26,426	29,001	29,718	34,235	35,891
INVESCO SMALL CAP GROWTH FUND (CLASS A)										
Value at beginning of period	$35.94	$29.21	$32.43	$26.22	$23.79	$24.48	$22.97	$16.58	$14.15	$14.48
Value at end of period	$55.86	$35.94	$29.21	$32.43	$26.22	$23.79	$24.48	$22.97	$16.58	$14.15
Number of accumulation units outstanding at end of period	3,629	3,164	3,130	3,143	2,750	3,170	3,681	1,672	1,579	2,250
LORD ABBETT MID CAP STOCK FUND (CLASS A)										
Value at beginning of period	$29.18	$23.98	$28.34	$26.75	$23.17	$24.26	$21.96	$17.02	$15.01	$15.79
Value at end of period	$29.68	$29.18	$23.98	$28.34	$26.75	$23.17	$24.26	$21.96	$17.02	$15.01
Number of accumulation units outstanding at end of period	13,223	12,263	12,526	13,648	13,422	13,450	14,255	14,469	14,562	15,226
NUVEEN GLOBAL INFRASTRUCTURE FUND (CLASS I)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$14.36	$11.18	$12.23	$10.33	$9.67	$10.46	$9.75			
Value at end of period	$13.85	$14.36	$11.18	$12.23	$10.33	$9.67	$10.46			
Number of accumulation units outstanding at end of period	7,620	6,728	5,105	4,644	3,914	3,624	67			
PAX SUSTAINABLE ALLOCATION FUND (INVESTOR CLASS)										
Value at beginning of period	$20.92	$17.49	$18.42	$16.44	$15.69	$15.93	$14.90	$12.94	$11.74	$12.08
Value at end of period	$24.08	$20.92	$17.49	$18.42	$16.44	$15.69	$15.93	$14.90	$12.94	$11.74
Number of accumulation units outstanding at end of period	426,927	426,731	455,149	490,965	491,787	514,331	565,239	864,034	964,186	1,042,876
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$16.08	$14.98	$15.47	$15.08	$14.48	$15.03	$14.73	$16.39	$15.22	$13.77
Value at end of period	$17.79	$16.08	$14.98	$15.47	$15.08	$14.48	$15.03	$14.73	$16.39	$15.22
Number of accumulation units outstanding at end of period	941,292	896,947	1,061,995	1,136,296	1,220,952	1,316,134	1,637,337	2,311,435	3,238,654	2,993,747
T. ROWE PRICE VALUE FUND (ADVISOR CLASS)										
Value at beginning of period	$25.53	$20.49	$22.91	$19.50	$17.79	$18.33	$16.36	$12.07	$10.23	$10.56
Value at end of period	$27.86	$25.53	$20.49	$22.91	$19.50	$17.79	$18.33	$16.36	$12.07	$10.23
Number of accumulation units outstanding at end of period	17,248	20,066	19,495	18,243	15,419	14,281	18,001	17,448	18,692	16,901
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$21.63	$21.71	$21.65	$21.36	$20.31	$21.43	$21.31	$21.06	$18.37	$19.00
Value at end of period	$20.47	$21.63	$21.71	$21.65	$21.36	$20.31	$21.43	$21.31	$21.06	$18.37
Number of accumulation units outstanding at end of period	885,442	1,006,364	1,159,011	1,208,608	1,299,618	1,582,998	1,877,478	2,575,397	2,596,041	2,540,197

CFI 2

Condensed Financial Information (continued)

	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
VANGUARD® TOTAL BOND MARKET INDEX FUND (ADMIRAL™ SHARES)										
Value at beginning of period	$10.52	$10.32								
Value at end of period	$11.22	$10.52								
Number of accumulation units outstanding at end of period	11,453	14,961								
VANGUARD® TOTAL INTERNATIONAL STOCK INDEX FUND (ADMIRAL™ SHARES)										
(Funds were first received in this option during July 2019)										
Value at beginning of period	$10.70	$10.01								
Value at end of period	$11.79	$10.70								
Number of accumulation units outstanding at end of period	7,409	1,377								
VOYA GLOBAL HIGH DIVIDEND LOW VOLATILITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$13.07	$10.85	$12.03	$9.82	$9.35	$10.02				
Value at end of period	$12.84	$13.07	$10.85	$12.03	$9.82	$9.35				
Number of accumulation units outstanding at end of period	763,805	894,006	972,262	1,060,125	1,129,928	1,327,396				
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$14.63	$14.04	$14.07	$13.99	$13.91	$13.82	$13.31	$13.69	$13.44	$12.64
Value at end of period	$15.03	$14.63	$14.04	$14.07	$13.99	$13.91	$13.82	$13.31	$13.69	$13.44
Number of accumulation units outstanding at end of period	41,600	30,167	35,130	36,542	43,864	32,892	34,013	30,420	29,369	24,279
VOYA HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2019)										
Value at beginning of period	$14.03	$13.29								
Value at end of period	$14.73	$14.03								
Number of accumulation units outstanding at end of period	683,857	800,075								
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$52.96	$41.13	$44.58	$36.13	$33.09	$33.14	$29.40	$22.34	$19.72	$19.93
Value at end of period	$60.77	$52.96	$41.13	$44.58	$36.13	$33.09	$33.14	$29.40	$22.34	$19.72
Number of accumulation units outstanding at end of period	1,466,211	1,580,089	1,748,354	1,772,171	1,848,916	1,831,586	1,884,887	1,851,092	1,908,669	2,055,559
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$52.07	$41.38	$48.80	$43.40	$37.10	$38.16	$35.18	$26.41	$22.66	$23.15
Value at end of period	$55.80	$52.07	$41.38	$48.80	$43.40	$37.10	$38.16	$35.18	$26.41	$22.66
Number of accumulation units outstanding at end of period	677,383	735,690	833,995	885,342	948,602	971,244	1,009,096	998,425	1,038,875	1,145,391
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$36.52	$30.28	$34.92	$32.09	$25.45	$26.56	$25.45	$18.01	$16.19	$16.47
Value at end of period	$38.11	$36.52	$30.28	$34.92	$32.09	$25.45	$26.56	$25.45	$18.01	$16.19
Number of accumulation units outstanding at end of period	479,423	536,310	610,990	642,558	691,570	700,206	739,589	765,486	725,343	764,655
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$24.02	$20.43	$21.71	$19.09	$18.00	$18.41	$17.55	$15.10	$13.47	$14.52
Value at end of period	$26.89	$24.02	$20.43	$21.71	$19.09	$18.00	$18.41	$17.55	$15.10	$13.47
Number of accumulation units outstanding at end of period	30,721	13,098	14,281	9,073	6,131	2,930	1,878	1,837	7,139	420
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$27.21	$22.42	$24.31	$20.69	$19.33	$19.82	$18.85	$15.57	$13.62	$15.01
Value at end of period	$30.82	$27.21	$22.42	$24.31	$20.69	$19.33	$19.82	$18.85	$15.57	$13.62
Number of accumulation units outstanding at end of period	46,726	45,948	38,939	33,433	19,128	14,493	13,999	12,254	3,906	65
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$29.09	$23.52	$25.87	$21.69	$20.23	$20.77	$19.73	$16.03	$14.49	
Value at end of period	$33.34	$29.09	$23.52	$25.87	$21.69	$20.23	$20.77	$19.73	$16.03	
Number of accumulation units outstanding at end of period	46,183	41,637	40,473	37,940	30,071	20,758	14,259	4,791	432	

CFI 3

Condensed Financial Information (continued)

	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$23.00	$18.55	$20.47	$17.08	$15.96	$16.40	$15.53	$12.62	$11.72	
Value at end of period	$26.28	$23.00	$18.55	$20.47	$17.08	$15.96	$16.40	$15.53	$12.62	
Number of accumulation units outstanding at end of period	25,605	22,088	18,900	15,490	4,304	6,244	3,459	3,288	148	
VOYA INDEX SOLUTION 2065 PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2020)										
Value at beginning of period	$10.43									
Value at end of period	$11.61									
Number of accumulation units outstanding at end of period	9									
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2014)										
Value at beginning of period	$18.25	$16.29	$16.97	$15.67	$15.04	$15.33	$14.51			
Value at end of period	$20.11	$18.25	$16.29	$16.97	$15.67	$15.04	$15.33			
Number of accumulation units outstanding at end of period	574	365	26,666	27,737	27,186	25,688	25,933			
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$26.91	$24.74	$25.13	$24.16	$23.39	$23.49	$22.24	$22.49	$20.77	$19.50
Value at end of period	$28.72	$26.91	$24.74	$25.13	$24.16	$23.39	$23.49	$22.24	$22.49	$20.77
Number of accumulation units outstanding at end of period	1,811,404	1,776,134	1,886,443	1,999,969	2,080,880	2,107,186	1,154,880	1,277,382	1,467,500	1,403,969
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$69.47	$55.59	$66.72	$60.56	$49.13	$50.02	$47.42	$34.77	$30.67	$31.76
Value at end of period	$77.22	$69.47	$55.59	$66.72	$60.56	$49.13	$50.02	$47.42	$34.77	$30.67
Number of accumulation units outstanding at end of period	293,871	329,932	379,091	419,974	432,727	424,083	429,760	451,643	472,664	521,379
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$28.53	$25.10	$26.42	$24.14	$23.07	$23.35	$22.12	$19.93	$17.92	$17.78
Value at end of period	$31.20	$28.53	$25.10	$26.42	$24.14	$23.07	$23.35	$22.12	$19.93	$17.92
Number of accumulation units outstanding at end of period	148,032	171,659	136,567	158,686	187,635	185,978	209,370	218,913	199,131	216,659
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$32.11	$26.40	$29.09	$24.93	$23.54	$24.07	$22.81	$18.82	$16.53	$17.20
Value at end of period	$36.37	$32.11	$26.40	$29.09	$24.93	$23.54	$24.07	$22.81	$18.82	$16.53
Number of accumulation units outstanding at end of period	238,639	243,455	262,767	275,264	282,595	287,646	333,245	334,501	344,604	355,825
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$30.10	$25.49	$27.41	$24.18	$22.90	$23.26	$22.02	$19.08	$16.96	$17.23
Value at end of period	$33.59	$30.10	$25.49	$27.41	$24.18	$22.90	$23.26	$22.02	$19.08	$16.96
Number of accumulation units outstanding at end of period	244,227	256,518	259,560	292,888	271,069	270,146	285,252	240,039	218,397	193,617
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$28.64	$23.10	$26.63	$22.86	$19.60	$21.06	$19.49	$14.58	$12.41	$12.80
Value at end of period	$28.22	$28.64	$23.10	$26.63	$22.86	$19.60	$21.06	$19.49	$14.58	$12.41
Number of accumulation units outstanding at end of period	253,478	292,061	327,497	364,146	368,563	412,647	437,941	449,047	433,718	469,212
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$74.36	$62.69	$70.11	$64.02	$56.22	$58.13	$54.02	$43.78	$39.30	$40.23
Value at end of period	$80.74	$74.36	$62.69	$70.11	$64.02	$56.22	$58.13	$54.02	$43.78	$39.30
Number of accumulation units outstanding at end of period	4,502	4,454	5,178	5,969	5,613	5,714	5,423	5,547	6,316	5,834
VY® INVESCO OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$33.59	$25.81	$30.10	$22.33	$22.56	$21.95	$21.71	$17.29	$14.39	$15.87
Value at end of period	$42.37	$33.59	$25.81	$30.10	$22.33	$22.56	$21.95	$21.71	$17.29	$14.39
Number of accumulation units outstanding at end of period	52,947	52,240	52,731	55,381	49,377	51,376	50,146	48,889	47,135	44,305
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$33.13	$26.91	$27.05	$23.73	$22.19	$21.30	$19.18	$15.85	$13.99	$13.73
Value at end of period	$38.70	$33.13	$26.91	$27.05	$23.73	$22.19	$21.30	$19.18	$15.85	$13.99
Number of accumulation units outstanding at end of period	7,946,523	7,979,459	7,544,057	7,608,210	7,310,113	6,581,577	5,916,489	5,435,817	4,947,953	4,342,117

Condensed Financial Information (continued)

	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$28.51	$21.04	$22.01	$17.86	$16.83	$16.71	$15.12	$11.33	$9.88	$10.38
Value at end of period	$37.10	$28.51	$21.04	$22.01	$17.86	$16.83	$16.71	$15.12	$11.33	$9.88
Number of accumulation units outstanding at end of period	30,667	32,930	31,241	30,036	26,609	28,757	24,655	23,929	19,935	17,022
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$35.64	$28.47	$31.72	$27.56	$23.44	$25.43	$23.90	$18.61	$16.04	$16.34
Value at end of period	$35.62	$35.64	$28.47	$31.72	$27.56	$23.44	$25.43	$23.90	$18.61	$16.04
Number of accumulation units outstanding at end of period	286,560	316,194	359,874	389,129	390,829	405,541	420,241	422,450	420,961	393,593
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$44.54	$34.48	$35.30	$26.75	$26.69	$24.39	$22.72	$16.52	$14.07	$14.40
Value at end of period	$60.13	$44.54	$34.48	$35.30	$26.75	$26.69	$24.39	$22.72	$16.52	$14.07
Number of accumulation units outstanding at end of period	30,487	29,349	30,613	30,912	36,760	39,121	37,915	35,901	37,407	36,021
WANGER USA										
Value at beginning of period	$37.84	$29.15	$29.88	$25.24	$22.42	$22.79	$21.97	$16.59	$13.96	$14.61
Value at end of period	$46.54	$37.84	$29.15	$29.88	$25.24	$22.42	$22.79	$21.97	$16.59	$13.96
Number of accumulation units outstanding at end of period	447,188	522,175	560,064	563,843	567,103	604,566	646,645	787,098	870,892	866,682

CFI 5

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of a Variable Account C AFT Choice Plus Prospectus dated May 1, 2021.

___ Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.105479-21) dated May 1, 2021.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.105479-21


VARIABLE ANNUITY ACCOUNT C
OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY


AFT Choice Plus

**Statement of Additional Information
dated May 1, 2021**

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus dated May 1, 2021. The contracts offered in connection with the prospectus are group or individual deferred variable annuity contracts funded through Variable Annuity Account C (the "separate account").

A free prospectus is available upon request from the local Voya Retirement Insurance and Annuity Company office or by writing to or calling:


Customer Service
P.O. Box 990063
Hartford, CT 06199-0063
1-800-584-6001


Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us" and "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002 until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA."

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and administrative expense charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (**See "FEES"** in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds may be available in all jurisdictions, under all contracts, or under all plans.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectus and statement of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company is the depositor and the Company's subsidiary, Voya Financial Partners, LLC serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the Financial Industry Regulatory Authority, and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of Voya Financial Partners, LLC or of other registered broker-dealers who have entered into sales arrangements with Voya Financial Partners, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled **"CONTRACT OWNERSHIP AND RIGHTS"** and **"YOUR ACCOUNT VALUE."**

Compensation paid to the principal underwriter, Voya Financial Partners, LLC, for the years ending December 31, 2020, 2019 and 2018 amounted to $67,609,346.50, $54,558,355.73 and $54,251,364.57, respectively. These amounts reflect compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of the Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see **"INCOME PHASE"** in the prospectus), the value of your account is determined using accumulation unit values as of the 10th valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each unit on the day the Annuity Units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) ("AUV(s)") fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis.

Income phase payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current AUV for that investment option. As noted, AUVs fluctuate from one valuation to the next (see **"YOUR ACCOUNT VALUE"** in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a 10 day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the 10th valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity option table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1,000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the 10th valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = $.9999058^{30}$ (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = $.9998663^{30}$.


PERFORMANCE REPORTING


We may advertise different types of historical performance for the subaccounts including:
- Standardized average annual total returns; and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges, administrative expense charges (if any) and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. If we reflected this charge in the calculation, it would decrease the level of performance reflected by the calculation. Non-standardized returns may also include monthly, quarterly, year-to-date and three-year periods, and may include returns calculated from the fund's inception date and/or the date the fund was added to the separate account.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar, Inc. and Lipper Analytical Services, Inc. which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts.

We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account C as of December 31, 2020, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is The Frost Tower, Suite 1901, 111 West Houston Street, San Antonio, TX 78205.

FINANCIAL STATEMENTS

Variable Annuity Account C of

Voya Retirement Insurance and Annuity Company

Year Ended December 31, 2020

with Report of Independent Registered Public Accounting Firm

This page intentionally left blank.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2020

Contents

This page intentionally left blank.



Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Voya Retirement Insurance and Annuity Company and Contract Owners
  of Variable Annuity Account C of Voya Retirement Insurance and
  Annuity Company

Opinion on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the subaccounts listed in the Appendix that comprise Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the Separate Account), as of December 31, 2020, the related statements of operations and the statements of changes in net assets for each of the periods indicated in the Appendix, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of each subaccount as of December 31, 2020, the results of its operations and changes in its net assets for each of the periods indicated in the Appendix, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on each of the subaccounts' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2020, by correspondence with the fund companies or their transfer agents, as applicable. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Separate Accounts
Auditor since 2001.
April 5, 2021

Appendix
Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company

Subaccounts	Statement of Operations	Statements of Changes in Net Assets
AB Relative Value Fund - Class A	For the year ended December 31, 2020	For each of the two years in the period ended December 31, 2020
AB VPS Growth and Income Portfolio - Class A		
Aberdeen Emerging Markets Sustainable Leaders Fund - Institutional Class		
Alger Capital Appreciation Fund - Class A		
Alger Responsible Investing Fund - Class A		
AllianzGI Dividend Value Fund - Class A		
AllianzGI Large-Cap Value Fund - Institutional Class		
AllianzGI Small-Cap Value Fund - Class A		
Amana Growth Fund - Investor Class		
Amana Income Fund - Investor Class		
American Balanced Fund® - Class R-3		
American Beacon Small Cap Value Fund - Investor Class		
American Century Investments® Disciplined Core Value Fund - A Class		
American Funds® Fundamental Investors® - Class R-3		
American Funds® Fundamental Investors® - Class R-4		
American Mutual Fund® - Class R-4		
AMG Managers Fairpointe Mid Cap Fund - Class N		
Ariel Appreciation Fund - Investor Class		
Ariel Fund - Investor Class		
Artisan International Fund - Investor Shares		
Ave Maria Rising Dividend Fund		
BlackRock Equity Dividend Fund - Investor A Shares		
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares		
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares		
BlackRock Mid Cap Dividend Fund - Institutional Shares		
BlackRock Mid Cap Dividend Fund - Investor A Shares		
Bond Fund of America℠ - Class R-4		
Calvert VP SRI Balanced Portfolio		
Capital Income Builder® - Class R-4		
Capital World Growth & Income Fund℠ - Class R-3		
ClearBridge Aggressive Growth Fund - Class I		
Cohen & Steers Real Estate Securities Fund, Inc. - Class A		

Appendix
Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

Subaccounts	Statement of Operations	Statements of Changes in Net Assets
Cohen & Steers Realty Shares, Inc.	For the year ended December 31, 2020	For each of the two years in the period ended December 31, 2020
Columbia Large Cap Value Fund - Advisor Class		
Columbia Select Mid Cap Value Fund - Class A Shares		
Columbia Select Mid Cap Value Fund - Institutional Class		
Columbia℠ Acorn® Fund - Class A Shares		
CRM Mid Cap Value Fund - Investor Shares		
Davis Financial Fund - Class Y		
Delaware Small Cap Value Fund - Class A		
Delaware Smid Cap Growth Fund - Institutional Class		
DFA Emerging Markets Core Equity Portfolio - Institutional Class		
DFA Inflation-Protected Securities Portfolio - Institutional Class		
DFA U.S. Targeted Value Portfolio - Institutional Class		
Diversified Value Portfolio		
Dodge & Cox International Stock Fund		
Dodge & Cox Stock Fund		
DWS Equity 500 Index Fund - Class S		
DWS Small Cap Growth Fund - Class S		
Eaton Vance Large-Cap Value Fund - Class R Shares		
Equity Income Portfolio		
EuroPacific Growth Fund® - Class R-3		
EuroPacific Growth Fund® - Class R-4		
Faederated Hermes International Leaders Fund - Institutional Shares		
Fidelity Advisor® New Insights Fund - Class I		
Fidelity® VIP Asset Manager Portfolio - Initial Class		
Fidelity® VIP Contrafund® Portfolio - Initial Class		
Fidelity® VIP Equity-Income Portfolio - Initial Class		
Fidelity® VIP Growth Portfolio - Initial Class		
Fidelity® VIP High Income Portfolio - Initial Class		
Fidelity® VIP Index 500 Portfolio - Initial Class		
Fidelity® VIP Overseas Portfolio - Initial Class		
Franklin Biotechnology Discovery Fund - Advisor Class		
Franklin Mutual Global Discovery Fund - Class R		
Franklin Natural Resources Fund - Advisor Class		
Franklin Small Cap Value VIP Fund - Class 2		

A member firm of Ernst & Young Global Limited

Appendix

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

Subaccounts	Statement of Operations	Statements of Changes in Net Assets
Franklin Small-Mid Cap Growth Fund - Class A	For the year ended December 31, 2020	For each of the two years in the period ended December 31, 2020
Goldman Sachs Growth Opportunities Fund - Investor Shares		
Growth Fund of America® - Class R-3		
Growth Fund of America® - Class R-4		
Income Fund of America® - Class R-3		
Inflation-Adjusted Bond Fund - Investor Class		
Invesco American Value Fund - Class R5		
Invesco Capital Appreciation Fund - Class A		
Invesco Developing Markets Fund - Class A		
Invesco Developing Markets Fund - Class Y		
Invesco Endeavor Fund - Class A		
Invesco Energy Fund - Class R5		
Invesco Floating Rate ESG Fund - Class R5		
Invesco Gold & Special Minerals Fund - Class A		
Invesco Health Care Fund - Investor Class		
Invesco High Yield Fund - Class R5		
Invesco International Bond Fund - Class A		
Invesco International Growth Fund - Class R5		
Invesco International Small-Mid Company Fund - Class Y		
Invesco Main Street Fund - Class A		
Invesco Oppenheimer International Growth Fund - Class Y		
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I		
Invesco Oppenheimer V.I. Global Fund - Series I		
Invesco Oppenheimer V.I. Global Strategic Income Fund - Series I		
Invesco Oppenheimer V.I. Main Street Fund - Series I		
Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I		
Invesco Small Cap Growth Fund - Class A		
Invesco Small Cap Value Fund - Class A		
Invesco V.I. American Franchise Fund - Series I		
Invesco V.I. Core Equity Fund - Series I		
Ivy Science and Technology Fund - Class Y		
Janus Henderson Balanced Portfolio - Institutional Shares		
Janus Henderson Enterprise Portfolio - Institutional Shares		
Janus Henderson Flexible Bond Portfolio - Institutional Shares		

Appendix

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

Subaccounts	Statement of Operations	Statements of Changes in Net Assets
Janus Henderson Global Research Portfolio - Institutional Shares	For the year ended December 31, 2020	For each of the two years in the period ended December 31, 2020
Janus Henderson Research Portfolio - Institutional Shares		
JPMorgan Equity Income Fund - Class I Shares		
JPMorgan Government Bond Fund - Class I Shares		
Lazard International Equity Portfolio - Open Shares		
LKCM Aquinas Catholic Equity Fund		
Loomis Sayles Limited Term Government and Agency Fund - Class Y		
Loomis Sayles Small Cap Value Fund - Retail Class		
Lord Abbett Core Fixed Income Fund - Class A		
Lord Abbett Developing Growth Fund - Class A		
Lord Abbett Fundamental Equity Fund - Class A		
Lord Abbett Mid Cap Stock Fund - Class A		
Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC		
Lord Abbett Short Duration Income Fund - Class R4		
Lord Abbett Small Cap Value Fund - Class A		
Massachusetts Investors Growth Stock Fund - Class A		
Metropolitan West Total Return Bond Fund - Class I Shares		
Metropolitan West Total Return Bond Fund - Class M Shares		
MFS® International Intrinsic Value Fund - Class R3		
MFS® New Discovery Fund - Class R3		
Neuberger Berman Genesis Fund - Trust Class Shares		
Neuberger Berman Sustainable Equity Fund - Institutional Class Shares		
Neuberger Berman Sustainable Equity Fund - Trust Class Shares		
New Perspective Fund® - Class R-3		
New Perspective Fund® - Class R-4		
New World Fund® - Class R-4		
Nuveen Global Infrastructure Fund - Class I		
Parnassus Core Equity Fund℠ - Investor Shares		
Pax Sustainable Allocation Fund - Investor Class		
PGIM Jennison Utility Fund - Class Z		
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class		
PIMCO VIT Real Return Portfolio - Administrative Class		
Pioneer Equity Income Fund - Class Y Shares		
Pioneer Equity Income VCT Portfolio - Class I		

Appendix

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

Subaccounts	Statement of Operations	Statements of Changes in Net Assets
Pioneer High Yield Fund - Class A Shares	For the year ended December 31, 2020	For each of the two years in the period ended December 31, 2020
Pioneer High Yield VCT Portfolio - Class I		
Pioneer Strategic Income Fund - Class A Shares		
Royce Total Return Fund - Service Class		
Small Company Growth Portfolio		
SMALLCAP World Fund® - Class R-4		
T. Rowe Price Large-Cap Growth Fund - I Class		
T. Rowe Price Mid-Cap Value Fund - R Class		
T. Rowe Price Value Fund - Advisor Class		
TCW Total Return Bond Fund - Class N		
Templeton Foreign Fund - Class A		
Templeton Global Bond Fund - Advisor Class		
Templeton Global Bond Fund - Class A		
The Hartford Capital Appreciation Fund - Class R4		
The Hartford Dividend And Growth Fund - Class R4		
The Hartford International Opportunities Fund - Class R4		
Third Avenue Real Estate Value Fund - Institutional Class		
Touchstone Value Fund - Institutional Class		
Victory Integrity Small-Cap Value Fund - Class Y		
Victory Sycamore Established Value Fund - Class A		
Victory Sycamore Small Company Opportunity Fund - Class R		
Voya Balanced Portfolio - Class I		
Voya Corporate Leaders 100 Fund - Class I		
Voya Floating Rate Fund - Class A		
Voya Global Bond Portfolio - Adviser Class		
Voya Global Bond Portfolio - Initial Class		
Voya Global Bond Portfolio - Service Class		
Voya Global High Dividend Low Volatility Portfolio - Class I		
Voya Global High Dividend Low Volatility Portfolio - Class S		
Voya Global Perspectives® Portfolio - Class I		
Voya GNMA Income Fund - Class A		
Voya Government Money Market Portfolio - Class I		
Voya Growth and Income Portfolio - Class A		
Voya Growth and Income Portfolio - Class I		

Appendix
Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

Subaccounts	Statement of Operations	Statements of Changes in Net Assets
Voya Growth and Income Portfolio - Class S	For the year ended December 31, 2020	For each of the two years in the period ended December 31, 2020
Voya High Yield Portfolio - Adviser Class		
Voya High Yield Portfolio - Institutional Class		
Voya High Yield Portfolio - Service Class		
Voya Index Plus LargeCap Portfolio - Class I		
Voya Index Plus LargeCap Portfolio - Class S		
Voya Index Plus MidCap Portfolio - Class I		
Voya Index Plus MidCap Portfolio - Class S		
Voya Index Plus SmallCap Portfolio - Class I		
Voya Index Plus SmallCap Portfolio - Class S		
Voya Index Solution 2025 Portfolio - Initial Class		
Voya Index Solution 2025 Portfolio - Service 2 Class		
Voya Index Solution 2025 Portfolio - Service Class		
Voya Index Solution 2035 Portfolio - Initial Class		
Voya Index Solution 2035 Portfolio - Service 2 Class		
Voya Index Solution 2035 Portfolio - Service Class		
Voya Index Solution 2045 Portfolio - Initial Class		
Voya Index Solution 2045 Portfolio - Service 2 Class		
Voya Index Solution 2045 Portfolio - Service Class		
Voya Index Solution 2055 Portfolio - Initial Class		
Voya Index Solution 2055 Portfolio - Service 2 Class		
Voya Index Solution 2055 Portfolio - Service Class		
Voya Index Solution Income Portfolio - Initial Class		
Voya Index Solution Income Portfolio - Service 2 Class		
Voya Index Solution Income Portfolio - Service Class		
Voya Intermediate Bond Fund - Class A		
Voya Intermediate Bond Portfolio - Class I		
Voya Intermediate Bond Portfolio - Class S		
Voya International High Dividend Low Volatility Portfolio - Adviser Class		
Voya International High Dividend Low Volatility Portfolio - Initial Class		
Voya International High Dividend Low Volatility Portfolio - Service Class		
Voya International Index Portfolio - Class I		

Appendix

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

Subaccounts	Statement of Operations	Statements of Changes in Net Assets
Voya International Index Portfolio - Class S	For the year ended December 31, 2020	For each of the two years in the period ended December 31, 2020
Voya Large Cap Growth Portfolio - Adviser Class		
Voya Large Cap Growth Portfolio - Institutional Class		
Voya Large Cap Growth Portfolio - Service Class		
Voya Large Cap Value Fund - Class A		
Voya Large Cap Value Portfolio - Adviser Class		
Voya Large Cap Value Portfolio - Institutional Class		
Voya Large Cap Value Portfolio - Service Class		
Voya Limited Maturity Bond Portfolio - Adviser Class		
Voya MidCap Opportunities Portfolio - Class I		
Voya MidCap Opportunities Portfolio - Class S		
Voya Multi-Manager International Small Cap Fund - Class A		
Voya Multi-Manager International Small Cap Fund - Class I		
Voya Russell™ Large Cap Growth Index Portfolio - Class I		
Voya Russell™ Large Cap Growth Index Portfolio - Class S		
Voya Russell™ Large Cap Index Portfolio - Class I		
Voya Russell™ Large Cap Index Portfolio - Class S		
Voya Russell™ Large Cap Value Index Portfolio - Class I		
Voya Russell™ Large Cap Value Index Portfolio - Class S		
Voya Russell™ Mid Cap Growth Index Portfolio - Class S		
Voya Russell™ Mid Cap Index Portfolio - Class I		
Voya Russell™ Small Cap Index Portfolio - Class I		
Voya Small Company Portfolio - Class I		
Voya Small Company Portfolio - Class S		
Voya SmallCap Opportunities Portfolio - Class I		
Voya SmallCap Opportunities Portfolio - Class S		
Voya Solution 2025 Portfolio - Adviser Class		
Voya Solution 2025 Portfolio - Initial Class		
Voya Solution 2025 Portfolio - Service 2 Class		
Voya Solution 2025 Portfolio - Service Class		
Voya Solution 2035 Portfolio - Adviser Class		
Voya Solution 2035 Portfolio - Initial Class		
Voya Solution 2035 Portfolio - Service 2 Class		
Voya Solution 2035 Portfolio - Service Class		

Appendix

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

Subaccounts	Statement of Operations	Statements of Changes in Net Assets
Voya Solution 2045 Portfolio - Adviser Class	For the year ended December 31, 2020	For each of the two years in the period ended December 31, 2020
Voya Solution 2045 Portfolio - Initial Class		
Voya Solution 2045 Portfolio - Service 2 Class		
Voya Solution 2045 Portfolio - Service Class		
Voya Solution 2055 Portfolio - Initial Class		
Voya Solution 2055 Portfolio - Service 2 Class		
Voya Solution 2055 Portfolio - Service Class		
Voya Solution Balanced Portfolio - Service Class		
Voya Solution Income Portfolio - Adviser Class		
Voya Solution Income Portfolio - Initial Class		
Voya Solution Income Portfolio - Service 2 Class		
Voya Solution Income Portfolio - Service Class		
Voya Solution Moderately Conservative Portfolio - Service Class		
Voya Strategic Allocation Conservative Portfolio - Class I		
Voya Strategic Allocation Growth Portfolio - Class I		
Voya Strategic Allocation Moderate Portfolio - Class I		
Voya U.S. Bond Index Portfolio - Class I		
Voya U.S. Stock Index Portfolio - Institutional Class		
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class		
VY® American Century Small-Mid Cap Value Portfolio - Initial Class		
VY® American Century Small-Mid Cap Value Portfolio - Service Class		
VY® Baron Growth Portfolio - Adviser Class		
VY® Baron Growth Portfolio - Service Class		
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class		
VY® Clarion Global Real Estate Portfolio - Institutional Class		
VY® Clarion Real Estate Portfolio - Adviser Class		
VY® Clarion Real Estate Portfolio - Institutional Class		
VY® Clarion Real Estate Portfolio - Service Class		
VY® Columbia Contrarian Core Portfolio - Service Class		
VY® Columbia Small Cap Value II Portfolio - Adviser Class		
VY® Columbia Small Cap Value II Portfolio - Service Class		
VY® Invesco Comstock Portfolio - Adviser Class		

Appendix

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

Subaccounts	Statement of Operations	Statements of Changes in Net Assets
VY® Invesco Comstock Portfolio - Service Class	For the year ended December 31, 2020	For each of the two years in the period ended December 31, 2020
VY® Invesco Equity and Income Portfolio - Adviser Class		
VY® Invesco Equity and Income Portfolio - Initial Class		
VY® Invesco Equity and Income Portfolio - Service Class		
VY® Invesco Growth and Income Portfolio - Institutional Class		
VY® Invesco Growth and Income Portfolio - Service Class		
VY® Invesco Oppenheimer Global Portfolio - Adviser Class		
VY® Invesco Oppenheimer Global Portfolio - Initial Class		
VY® Invesco Oppenheimer Global Portfolio - Service Class		
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class		
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class		
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class		
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class		
VY® JPMorgan Mid Cap Value Portfolio - Initial Class		
VY® JPMorgan Mid Cap Value Portfolio - Service Class		
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class		
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class		
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class		
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class		
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class		
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class		
VY® T. Rowe Price Equity Income Portfolio - Adviser Class		
VY® T. Rowe Price Equity Income Portfolio - Service Class		
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class		
VY® T. Rowe Price Growth Equity Portfolio - Initial Class		
VY® T. Rowe Price Growth Equity Portfolio - Service Class		
VY® T. Rowe Price International Stock Portfolio - Adviser Class		
VY® T. Rowe Price International Stock Portfolio - Service Class		

Appendix

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

Subaccounts	Statement of Operations	Statements of Changes in Net Assets
Wanger International Wanger Select Wanger USA Washington Mutual Investors Fund℠ - Class R-3 Washington Mutual Investors Fund℠ - Class R-4 Wells Fargo Small Company Growth Fund - Administrator Class Wells Fargo Special Small Cap Value Fund - Class A	For the year ended December 31, 2020	For each of the two years in the period ended December 31, 2020
Calvert US Large-Cap Core Responsible Index Fund - Class A	For the year ended December 31, 2020	For the year ended December 31, 2020 and the period from June 4, 2019 (commencement of operations) through December 31, 2019
Vanguard® Total Bond Market Index Fund - Admiral™ Shares Vanguard® Total International Stock Index Fund - Admiral™ Shares	For the year ended December 31, 2020	For the year ended December 31, 2020 and the period from July 19, 2019 (commencement of operations) through December 31, 2019
Wells Fargo Small Company Value Fund - Class A	For the year ended December 31, 2020	For the year ended December 31, 2020 and the period from September 20, 2019 (commencement of operations) through December 31, 2019
Invesco Main Street Mid Cap Fund® - Class A	For the period from May 15, 2020 (commencement of operations) through December 31, 2020	
MainStay CBRE Real Estate Fund - Class A	For the period from February 24, 2020 (commencement of operations) through December 31, 2020	
USAA Precious Metals and Minerals Fund - Class A Shares	For the period from June 29, 2020 (commencement of operations) through December 31, 2020	
Voya Index Solution 2065 Portfolio - Initial Class	For the period from August 24, 2020 (commencement of operations) through December 31, 2020	

Appendix

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

Subaccounts	Statement of Operations	Statements of Changes in Net Assets
Voya Index Solution 2065 Portfolio - Service Class	For the period from October 22, 2020 (commencement of operations) through December 31, 2020	
Voya Solution 2065 Portfolio - Service Class	For the period from August 12, 2020 (commencement of operations) through December 31, 2020	

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	AB Relative Value Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen Emerging Markets Sustainable Leaders Fund - Institutional Class	Invesco Capital Appreciation Fund - Class A	Invesco Floating Rate ESG Fund - Class R5
Assets					
Investments in mutual funds					
at fair value	$ 164	$ 653	$ 22,876	$ 83	$ 312
Total assets	164	653	22,876	83	312
Net assets	$ 164	$ 653	$ 22,876	$ 83	$ 312
Net assets					
Accumulation units	$ 164	$ 653	$ 22,876	$ 83	$ 312
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 164	$ 653	$ 22,876	$ 83	$ 312
Total number of mutual fund shares (whole number)	28,728	22,541	1,182,214	1,135	43,701
Cost of mutual fund shares	$ 158	$ 657	$ 16,976	$ 64	$ 323

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Invesco Main Street Fund - Class A	Invesco Main Street Mid Cap Fund® - Class A	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco International Small-Mid Company Fund - Class Y
Assets					
Investments in mutual funds					
at fair value	$ 1,598	$ 3,850	$ 203	$ 830	$ 1,074
Total assets	1,598	3,850	203	830	1,074
Net assets	$ 1,598	$ 3,850	$ 203	$ 830	$ 1,074
Net assets					
Accumulation units	$ 1,598	$ 3,850	$ 203	$ 830	$ 1,074
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,598	$ 3,850	$ 203	$ 830	$ 1,074
Total number of mutual fund shares (whole number)	29,956	139,906	4,243	25,122	19,535
Cost of mutual fund shares	$ 1,399	$ 2,902	$ 155	$ 833	$ 918

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Invesco Oppenheimer International Growth Fund - Class Y	Invesco Developing Markets Fund - Class A	Invesco Developing Markets Fund - Class Y	Invesco Endeavor Fund - Class A	Invesco Health Care Fund - Investor Class
Assets					
Investments in mutual funds					
at fair value	$ 405	$ 252,661	$ 50,156	$ 25	$ 92
Total assets	405	252,661	50,156	25	92
Net assets	$ 405	$ 252,661	$ 50,156	$ 25	$ 92
Net assets					
Accumulation units	$ 405	$ 252,661	$ 50,156	$ 25	$ 92
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 405	$ 252,661	$ 50,156	$ 25	$ 92
Total number of mutual fund shares (whole number)	8,638	4,652,197	938,197	1,515	2,041
Cost of mutual fund shares	$ 378	$ 162,174	$ 35,244	$ 28	$ 79

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Invesco International Bond Fund - Class A	Invesco High Yield Fund - Class R5	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5	Invesco Gold & Special Minerals Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 9	$ 395	$ 834	$ 37	$ 202
Total assets	9	395	834	37	202
Net assets	$ 9	$ 395	$ 834	$ 37	$ 202
Net assets					
Accumulation units	$ 9	$ 395	$ 834	$ 37	$ 202
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 9	$ 395	$ 834	$ 37	$ 202
Total number of mutual fund shares (whole number)	1,506	99,144	23,700	2,961	7,210
Cost of mutual fund shares	$ 8	$ 382	$ 746	$ 50	$ 133

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Invesco Small Cap Value Fund - Class A		Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I		Invesco Oppenheimer V.I. Global Fund - Series I		Invesco Oppenheimer V.I. Global Strategic Income Fund - Series I		Invesco Oppenheimer V.I. Main Street Fund - Series I
Assets									
Investments in mutual funds									
at fair value	$	52	$	23	$	359	$	101	$	59
Total assets		52		23		359		101		59
Net assets	$	52	$	23	$	359	$	101	$	59
Net assets									
Accumulation units	$	52	$	—	$	359	$	101	$	—
Contracts in payout (annuitization)		—		23		—		—		59
Total net assets	$	52	$	23	$	359	$	101	$	59
Total number of mutual fund shares (whole number)		3,268		216		6,892		20,837		1,981
Cost of mutual fund shares	$	48	$	17	$	216	$	107	$	54

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I	Invesco V.I. American Franchise Fund - Series I	Invesco V.I. Core Equity Fund - Series I	Alger Responsible Investing Fund - Class A	Alger Capital Appreciation Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 30,180	$ 45,196	$ 32,553	$ 12,770	$ 189
Total assets	30,180	45,196	32,553	12,770	189
Net assets	$ 30,180	$ 45,196	$ 32,553	$ 12,770	$ 189
Net assets					
Accumulation units	$ 30,180	$ 44,995	$ 32,252	$ 12,770	$ 189
Contracts in payout (annuitization)	—	201	301	—	—
Total net assets	$ 30,180	$ 45,196	$ 32,553	$ 12,770	$ 189
Total number of mutual fund shares (whole number)	1,100,671	507,249	1,069,767	888,049	5,743
Cost of mutual fund shares	$ 25,838	$ 32,585	$ 34,303	$ 10,420	$ 156

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	AllianzGI Dividend Value Fund - Class A		AllianzGI Large-Cap Value Fund - Institutional Class		AllianzGI Small-Cap Value Fund - Class A		Amana Growth Fund - Investor Class		Amana Income Fund - Investor Class	
Assets										
Investments in mutual funds										
at fair value	$	179	$	8	$	23	$	77,907	$	77,421
Total assets		179		8		23		77,907		77,421
Net assets	$	179	$	8	$	23	$	77,907	$	77,421
Net assets										
Accumulation units	$	179	$	8	$	23	$	77,907	$	77,421
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	179	$	8	$	23	$	77,907	$	77,421
Total number of mutual fund shares (whole number)		16,046		269		1,738		1,386,003		1,372,477
Cost of mutual fund shares	$	208	$	5	$	24	$	52,118	$	63,998

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	American Balanced Fund® - Class R-3		American Beacon Small Cap Value Fund - Investor Class		Inflation-Adjusted Bond Fund - Investor Class		American Century Investments® Disciplined Core Value Fund - A Class		American Funds® Fundamental Investors® - Class R-3	
Assets										
Investments in mutual funds										
at fair value	$	1,826	$	97	$	35,705	$	11,886	$	1,054
Total assets		1,826		97		35,705		11,886		1,054
Net assets	$	1,826	$	97	$	35,705	$	11,886	$	1,054
Net assets										
Accumulation units	$	1,826	$	97	$	35,705	$	11,886	$	1,054
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	1,826	$	97	$	35,705	$	11,886	$	1,054
Total number of mutual fund shares (whole number)		60,822		4,052		2,822,550		319,518		15,282
Cost of mutual fund shares	$	1,631	$	87	$	33,266	$	11,644	$	919

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	American Funds® Fundamental Investors® - Class R-4	American Mutual Fund® - Class R-4	AMG Managers Fairpointe Mid Cap Fund - Class N	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class
Assets					
Investments in mutual funds					
at fair value	$ 127,998	$ 1,951	$ 20,180	$ 97	$ 9,371
Total assets	127,998	1,951	20,180	97	9,371
Net assets	$ 127,998	$ 1,951	$ 20,180	$ 97	$ 9,371
Net assets					
Accumulation units	$ 127,998	$ 1,951	$ 20,180	$ 97	$ 9,371
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 127,998	$ 1,951	$ 20,180	$ 97	$ 9,371
Total number of mutual fund shares (whole number)	1,855,855	43,911	597,923	2,243	138,619
Cost of mutual fund shares	$ 102,920	$ 1,756	$ 22,635	$ 96	$ 9,044

The accompanying notes are an integral part of these financial statements.

21

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Artisan International Fund - Investor Shares	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	BlackRock Mid Cap Dividend Fund - Institutional Shares
Assets					
Investments in mutual funds					
at fair value	$ 10,829	$ 1,066	$ 11,225	$ 35,936	$ 308
Total assets	10,829	1,066	11,225	35,936	308
Net assets	$ 10,829	$ 1,066	$ 11,225	$ 35,936	$ 308
Net assets					
Accumulation units	$ 10,829	$ 1,066	$ 11,225	$ 35,936	$ 308
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 10,829	$ 1,066	$ 11,225	$ 35,936	$ 308
Total number of mutual fund shares (whole number)	312,889	52,787	143,879	486,671	15,409
Cost of mutual fund shares	$ 9,550	$ 1,104	$ 9,452	$ 28,476	$ 279

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	BlackRock Mid Cap Dividend Fund - Investor A Shares	Bond Fund of America^{SM} - Class R-4	Calvert US Large-Cap Core Responsible Index Fund - Class A	Calvert VP SRI Balanced Portfolio	Capital Income Builder® - Class R-4
Assets					
Investments in mutual funds					
at fair value	$ 14,194	$ 25,934	$ 16	$ 59,393	$ 7,663
Total assets	14,194	25,934	16	59,393	7,663
Net assets	$ 14,194	$ 25,934	$ 16	$ 59,393	$ 7,663
Net assets					
Accumulation units	$ 14,194	$ 25,934	$ 16	$ 59,126	$ 7,663
Contracts in payout (annuitization)	—	—	—	267	—
Total net assets	$ 14,194	$ 25,934	$ 16	$ 59,393	$ 7,663
Total number of mutual fund shares (whole number)	749,443	1,880,661	486	23,568,586	121,649
Cost of mutual fund shares	$ 13,407	$ 25,340	$ 13	$ 49,154	$ 7,360

The accompanying notes are an integral part of these financial statements.

23

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Capital World Growth & Income Fund^{SM} - Class R-3	Cohen & Steers Real Estate Securities Fund, Inc. - Class A	Cohen & Steers Realty Shares, Inc.	Columbia^{SM} Acorn® Fund - Class A Shares	Columbia Select Mid Cap Value Fund - Class A Shares
Assets					
Investments in mutual funds					
at fair value	$ 670	$ 1,706	$ 8,660	$ 94	$ 6,276
Total assets	670	1,706	8,660	94	6,276
Net assets	$ 670	$ 1,706	$ 8,660	$ 94	$ 6,276
Net assets					
Accumulation units	$ 670	$ 1,706	$ 8,660	$ 94	$ 6,276
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 670	$ 1,706	$ 8,660	$ 94	$ 6,276
Total number of mutual fund shares (whole number)	11,370	111,217	141,902	7,391	541,927
Cost of mutual fund shares	$ 534	$ 1,699	$ 9,136	$ 99	$ 6,179

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Columbia Select Mid Cap Value Fund - Institutional Class		CRM Mid Cap Value Fund - Investor Shares		Davis Financial Fund - Class Y		Delaware Small Cap Value Fund - Class A		Delaware Smid Cap Growth Fund - Institutional Class
Assets									
Investments in mutual funds									
at fair value	$	3	$	60	$	63	$	2,553	$	34,304
Total assets		3		60		63		2,553		34,304
Net assets	$	3	$	60	$	63	$	2,553	$	34,304
Net assets									
Accumulation units	$	3	$	60	$	63	$	2,553	$	34,304
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	3	$	60	$	63	$	2,553	$	34,304
Total number of mutual fund shares (whole number)		227		2,605		1,386		42,718		531,271
Cost of mutual fund shares	$	3	$	51	$	66	$	2,396	$	17,388

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	DWS Small Cap Growth Fund - Class S	DWS Equity 500 Index Fund - Class S	DFA Emerging Markets Core Equity Portfolio - Institutional Class	DFA Inflation- Protected Securities Portfolio - Institutional Class	DFA U.S. Targeted Value Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 24	$ 1,085	$ 3,121	$ 2,430	$ 20,147
Total assets	24	1,085	3,121	2,430	20,147
Net assets	$ 24	$ 1,085	$ 3,121	$ 2,430	$ 20,147
Net assets					
Accumulation units	$ 24	$ 1,085	$ 3,121	$ 2,430	$ 20,147
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 24	$ 1,085	$ 3,121	$ 2,430	$ 20,147
Total number of mutual fund shares (whole number)	609	5,768	128,594	183,560	854,069
Cost of mutual fund shares	$ 18	$ 1,153	$ 2,700	$ 2,281	$ 19,079

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Eaton Vance Large-Cap Value Fund - Class R Shares	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4
Assets					
Investments in mutual funds					
at fair value	$ 178	$ 158	$ 1	$ 3,147	$ 357,550
Total assets	178	158	1	3,147	357,550
Net assets	$ 178	$ 158	$ 1	$ 3,147	$ 357,550
Net assets					
Accumulation units	$ 178	$ 158	$ 1	$ 3,147	$ 357,550
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 178	$ 158	$ 1	$ 3,147	$ 357,550
Total number of mutual fund shares (whole number)	4,076	821	57	46,461	5,270,496
Cost of mutual fund shares	$ 163	$ 152	$ 1	$ 2,310	$ 230,809

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Federated Hermes International Leaders Fund - Institutional Shares	Fidelity Advisor® New Insights Fund - Class I	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Asset Manager Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 24	$ 2,220	$ 1,504,973	$ 348,862	$ 17,022
Total assets	24	2,220	1,504,973	348,862	17,022
Net assets	$ 24	$ 2,220	$ 1,504,973	$ 348,862	$ 17,022
Net assets					
Accumulation units	$ 24	$ 2,220	$ 1,496,409	$ 348,862	$ 17,022
Contracts in payout (annuitization)	—	—	8,564	—	—
Total net assets	$ 24	$ 2,220	$ 1,504,973	$ 348,862	$ 17,022
Total number of mutual fund shares (whole number)	573	58,907	31,242,945	938,835	998,926
Cost of mutual fund shares	$ 20	$ 1,913	$ 908,978	$ 184,006	$ 15,449

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class		Fidelity® VIP Growth Portfolio - Initial Class		Fidelity® VIP High Income Portfolio - Initial Class		Fidelity® VIP Overseas Portfolio - Initial Class		Franklin Mutual Global Discovery Fund - Class R	
Assets										
Investments in mutual funds										
at fair value	$	241,153	$	529,088	$	8,739	$	27,873	$	944
Total assets		241,153		529,088		8,739		27,873		944
Net assets	$	241,153	$	529,088	$	8,739	$	27,873	$	944
Net assets										
Accumulation units	$	238,629	$	528,031	$	8,717	$	27,873	$	944
Contracts in payout (annuitization)		2,524		1,057		22		—		—
Total net assets	$	241,153	$	529,088	$	8,739	$	27,873	$	944
Total number of mutual fund shares (whole number)		10,090,065		5,136,775		1,645,670		1,051,015		34,074
Cost of mutual fund shares	$	216,599	$	288,047	$	8,787	$	21,530	$	1,006

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value VIP Fund - Class 2	Goldman Sachs Growth Opportunities Fund - Investor Shares
Assets					
Investments in mutual funds					
at fair value	$ 462	$ 22	$ 254	$ 105,930	$ 107
Total assets	462	22	254	105,930	107
Net assets	$ 462	$ 22	$ 254	$ 105,930	$ 107
Net assets					
Accumulation units	$ 462	$ 22	$ 254	$ 104,756	$ 107
Contracts in payout (annuitization)	—	—	—	1,174	—
Total net assets	$ 462	$ 22	$ 254	$ 105,930	$ 107
Total number of mutual fund shares (whole number)	2,597	1,222	5,429	7,305,525	5,840
Cost of mutual fund shares	$ 401	$ 15	$ 204	$ 121,196	$ 103

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Growth Fund of America® - Class R-3	Growth Fund of America® - Class R-4	The Hartford Capital Appreciation Fund - Class R4	The Hartford Dividend And Growth Fund - Class R4	The Hartford International Opportunities Fund - Class R4
Assets					
Investments in mutual funds					
at fair value	$ 10,019	$ 586,093	$ —	$ 4	$ 2,386
Total assets	$ 10,019	$ 586,093	$ —	$ 4	$ 2,386
Net assets	$ 10,019	$ 586,093	$ —	$ 4	$ 2,386
Net assets					
Accumulation units	$ 10,019	$ 586,093	$ —	$ 4	$ 2,386
Contracts in payout (annuitization)	$ —	$ —	$ —	$ —	$ —
Total net assets	$ 10,019	$ 586,093	$ —	$ 4	$ 2,386
Total number of mutual fund shares (whole number)	$ 151,712	$ 8,768,598	$ 2	$ 155	$ 117,069
Cost of mutual fund shares	$ 7,032	$ 356,300	$ —	$ 4	$ 1,969

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y	Janus Henderson Balanced Portfolio - Institutional Shares	Janus Henderson Enterprise Portfolio - Institutional Shares	Janus Henderson Flexible Bond Portfolio - Institutional Shares
Assets					
Investments in mutual funds					
at fair value	$ 748	$ 33,598	$ 177	$ 356	$ 14
Total assets	748	33,598	177	356	14
Net assets	$ 748	$ 33,598	$ 177	$ 356	$ 14
Net assets					
Accumulation units	$ 748	$ 33,598	$ 177	$ 356	$ 14
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 748	$ 33,598	$ 177	$ 356	$ 14
Total number of mutual fund shares (whole number)	31,868	349,728	4,069	3,779	1,083
Cost of mutual fund shares	$ 713	$ 26,725	$ 121	$ 243	$ 13

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Janus Henderson Global Research Portfolio - Institutional Shares	Janus Henderson Research Portfolio - Institutional Shares	JPMorgan Equity Income Fund - Class I Shares	JPMorgan Government Bond Fund - Class I Shares	Lazard International Equity Portfolio - Open Shares
Assets					
Investments in mutual funds at fair value	$ 78	$ 83	$ 9,304	$ 6,559	$ 1,173
Total assets	78	83	9,304	6,559	1,173
Net assets	$ 78	$ 83	$ 9,304	$ 6,559	$ 1,173
Net assets					
Accumulation units	$ 78	$ 83	$ 9,304	$ 6,559	$ 1,173
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 78	$ 83	$ 9,304	$ 6,559	$ 1,173
Total number of mutual fund shares (whole number)	1,231	1,681	471,550	581,951	57,876
Cost of mutual fund shares	$ 49	$ 57	$ 8,282	$ 6,532	$ 1,015

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Catholic Equity Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Lord Abbett Developing Growth Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 464	$ 54	$ 9,957	$ 1,129	$ 229
Total assets	464	54	9,957	1,129	229
Net assets	$ 464	$ 54	$ 9,957	$ 1,129	$ 229
Net assets					
Accumulation units	$ 464	$ 54	$ 9,957	$ 1,129	$ 229
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 464	$ 54	$ 9,957	$ 1,129	$ 229
Total number of mutual fund shares (whole number)	2,265	3,085	385,790	97,693	7,492
Cost of mutual fund shares	$ 480	$ 51	$ 11,513	$ 1,121	$ 174

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Short Duration Income Fund - Class R4	Lord Abbett Mid Cap Stock Fund - Class A	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 27	$ 8,592	$ 491	$ 255	$ 136
Total assets	27	8,592	491	255	136
Net assets	$ 27	$ 8,592	$ 491	$ 255	$ 136
Net assets					
Accumulation units	$ 27	$ 8,592	$ 491	$ 255	$ 136
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 27	$ 8,592	$ 491	$ 255	$ 136
Total number of mutual fund shares (whole number)	2,421	2,035,901	16,921	17,374	11,274
Cost of mutual fund shares	$ 27	$ 8,524	$ 455	$ 275	$ 138

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC	MainStay CBRE Real Estate Fund - Class A	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class I Shares	Metropolitan West Total Return Bond Fund - Class M Shares
Assets					
Investments in mutual funds					
at fair value	$ 61,685	$ 631	$ 142	$ 32,327	$ 27,357
Total assets	61,685	631	142	32,327	27,357
Net assets	$ 61,685	$ 631	$ 142	$ 32,327	$ 27,357
Net assets					
Accumulation units	$ 61,243	$ 631	$ 142	$ 32,327	$ 27,357
Contracts in payout (annuitization)	442	—	—	—	—
Total net assets	$ 61,685	$ 631	$ 142	$ 32,327	$ 27,357
Total number of mutual fund shares (whole number)	2,560,603	60,602	3,781	2,891,505	2,446,980
Cost of mutual fund shares	$ 54,108	$ 720	$ 110	$ 31,301	$ 26,637

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	MFS® International Intrinsic Value Fund - Class R3	MFS® New Discovery Fund - Class R3	Neuberger Berman Genesis Fund - Trust Class Shares	Neuberger Berman Sustainable Equity Fund - Institutional Class Shares	Neuberger Berman Sustainable Equity Fund - Trust Class Shares
Assets					
Investments in mutual funds					
at fair value	$ 674	$ 573	$ 639	$ 5,342	$ 15,890
Total assets	674	573	639	5,342	15,890
Net assets	$ 674	$ 573	$ 639	$ 5,342	$ 15,890
Net assets					
Accumulation units	$ 674	$ 573	$ 639	$ 5,342	$ 15,890
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 674	$ 573	$ 639	$ 5,342	$ 15,890
Total number of mutual fund shares (whole number)	13,149	15,869	9,085	126,625	374,860
Cost of mutual fund shares	$ 595	$ 452	$ 520	$ 4,721	$ 13,699

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	New World Fund® - Class R-4	Nuveen Global Infrastructure Fund - Class I	Parnassus Core Equity Fund^{SM} - Investor Shares	Pax Sustainable Allocation Fund - Investor Class
Assets						
Investments in mutual funds						
at fair value	$ 1,548	$ 328,125	$ 657	$ 1,863	$ 47,420	$ 44,694
Total assets	1,548	328,125	657	1,863	47,420	44,694
Net assets	$ 1,548	$ 328,125	$ 657	$ 1,863	$ 47,420	$ 44,694
Net assets						
Accumulation units	$ 1,548	$ 328,125	$ 657	$ 1,863	$ 47,420	$ 44,694
Contracts in payout (annuitization)	—	—	—	—	—	—
Total net assets	$ 1,548	$ 328,125	$ 657	$ 1,863	$ 47,420	$ 44,694
Total number of mutual fund shares (whole number)	26,299	5,511,928	7,519	170,445	883,876	1,695,529
Cost of mutual fund shares	$ 1,141	$ 216,286	$ 506	$ 1,820	$ 37,742	$ 39,501

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class		PIMCO VIT Real Return Portfolio - Administrative Class		Pioneer Equity Income Fund - Class Y Shares		Pioneer High Yield Fund - Class A Shares	
Assets								
Investments in mutual funds								
at fair value	$	1,752	$	79,381	$	4,510	$	423
Total assets		1,752		79,381		4,510		423
Net assets	$	1,752	$	79,381	$	4,510	$	423
Net assets								
Accumulation units	$	1,752	$	79,381	$	4,510	$	423
Contracts in payout (annuitization)		—		—		—		—
Total net assets	$	1,752	$	79,381	$	4,510	$	423
Total number of mutual fund shares (whole number)		303,087		5,702,671		124,117		44,402
Cost of mutual fund shares	$	1,720	$	74,484	$	4,272	$	422

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Pioneer Strategic Income Fund - Class A Shares	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	PGIM Jennison Utility Fund - Class Z	Columbia Large Cap Value Fund - Advisor Class
Assets					
Investments in mutual funds					
at fair value	$ 838	$ 5	$ 14,436	$ 157	$ 10,251
Total assets	838	5	14,436	157	10,251
Net assets	$ 838	$ 5	$ 14,436	$ 157	$ 10,251
Net assets					
Accumulation units	$ 838	$ 5	$ 14,436	$ 157	$ 10,251
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 838	$ 5	$ 14,436	$ 157	$ 10,251
Total number of mutual fund shares (whole number)	73,352	309	1,552,310	9,766	696,861
Cost of mutual fund shares	$ 789	$ 5	$ 14,397	$ 143	$ 9,672

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Royce Total Return Fund - Service Class	Ave Maria Rising Dividend Fund	SMALLCAP World Fund® - Class R-4	T. Rowe Price Large-Cap Growth Fund - I Class	T. Rowe Price Mid-Cap Value Fund - R Class
Assets					
Investments in mutual funds					
at fair value	$ 10	$ 5,036	$ 37,661	$ 63,468	$ 239
Total assets	10	5,036	37,661	63,468	239
Net assets	$ 10	$ 5,036	$ 37,661	$ 63,468	$ 239
Net assets					
Accumulation units	$ 10	$ 5,036	$ 37,661	$ 63,468	$ 239
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 10	$ 5,036	$ 37,661	$ 63,468	$ 239
Total number of mutual fund shares (whole number)	1,031	260,376	477,449	1,036,892	8,252
Cost of mutual fund shares	$ 11	$ 4,743	$ 25,062	$ 39,318	$ 224

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	T. Rowe Price Value Fund - Advisor Class	TCW Total Return Bond Fund - Class N	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 481	$ 12,825	$ 360	$ 19,065	$ 85,763
Total assets	481	12,825	360	19,065	85,763
Net assets	$ 481	$ 12,825	$ 360	$ 19,065	$ 85,763
Net assets					
Accumulation units	$ 481	$ 12,825	$ 360	$ 19,065	$ 85,763
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 481	$ 12,825	$ 360	$ 19,065	$ 85,763
Total number of mutual fund shares (whole number)	11,948	1,194,106	50,465	1,955,394	8,751,340
Cost of mutual fund shares	$ 416	$ 12,535	$ 358	$ 22,762	$ 107,585

The accompanying notes are an integral part of these financial statements.

**VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020**
(Dollars in thousands)

	Third Avenue Real Estate Value Fund - Institutional Class	Touchstone Value Fund - Institutional Class	USAA Precious Metals and Minerals Fund - Class A Shares	Vanguard® Total Bond Market Index Fund - Admiral™ Shares	Vanguard® Total International Stock Index Fund - Admiral™ Shares
Assets					
Investments in mutual funds					
at fair value	$ 57	$ 19,391	$ 22,035	$ 129	$ 87
Total assets	57	19,391	22,035	129	87
Net assets	$ 57	$ 19,391	$ 22,035	$ 129	$ 87
Net assets					
Accumulation units	$ 57	$ 19,391	$ 22,035	$ 129	$ 87
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 57	$ 19,391	$ 22,035	$ 129	$ 87
Total number of mutual fund shares (whole number)	2,470	1,997,016	1,062,952	11,059	2,691
Cost of mutual fund shares	$ 68	$ 18,743	$ 21,504	$ 126	$ 75

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio	Victory Integrity Small-Cap Value Fund - Class Y	Victory Sycamore Established Value Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 125	$ 198	$ 72	$ 35	$ 7,864
Total assets	125	198	72	35	7,864
Net assets	$ 125	$ 198	$ 72	$ 35	$ 7,864
Net assets					
Accumulation units	$ 125	$ 198	$ 72	$ 35	$ 7,864
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 125	$ 198	$ 72	$ 35	$ 7,864
Total number of mutual fund shares (whole number)	9,131	8,593	2,932	981	192,333
Cost of mutual fund shares	$ 126	$ 182	$ 60	$ 27	$ 7,378

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Victory Sycamore Small Company Opportunity Fund - Class R	Voya Balanced Portfolio - Class I	Voya Large Cap Value Fund - Class A	Voya Floating Rate Fund - Class A	Voya GNMA Income Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 9	$ 220,908	$ 67	$ 589	$ 3,729
Total assets	9	220,908	67	589	3,729
Net assets	$ 9	$ 220,908	$ 67	$ 589	$ 3,729
Net assets					
Accumulation units	$ 9	$ 208,648	$ 67	$ 589	$ 3,729
Contracts in payout (annuitization)	—	12,260	—	—	—
Total net assets	$ 9	$ 220,908	$ 67	$ 589	$ 3,729
Total number of mutual fund shares (whole number)	208	13,445,381	5,988	65,611	435,176
Cost of mutual fund shares	$ 9	$ 163,638	$ 67	$ 595	$ 3,668

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Intermediate Bond Fund - Class A	Voya Intermediate Bond Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 818	$ 485,083	$ 2,118	$ 4,981	$ 23
Total assets	818	485,083	2,118	4,981	23
Net assets	$ 818	$ 485,083	$ 2,118	$ 4,981	$ 23
Net assets					
Accumulation units	$ 818	$ 472,835	$ 2,118	$ 4,981	$ 23
Contracts in payout (annuitization)	—	12,248	—	—	—
Total net assets	$ 818	$ 485,083	$ 2,118	$ 4,981	$ 23
Total number of mutual fund shares (whole number)	76,816	36,390,303	159,970	407,292	2,338
Cost of mutual fund shares	$ 789	$ 472,105	$ 2,056	$ 4,585	$ 23

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya High Yield Portfolio - Institutional Class		Voya High Yield Portfolio - Service Class		Voya Large Cap Growth Portfolio - Adviser Class		Voya Large Cap Growth Portfolio - Institutional Class		Voya Large Cap Growth Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	101,601	$	366	$	96	$	708,598	$	7,438
Total assets		101,601		366		96		708,598		7,438
Net assets	$	101,601	$	366	$	96	$	708,598	$	7,438
Net assets										
Accumulation units	$	100,732	$	366	$	96	$	707,485	$	7,438
Contracts in payout (annuitization)		869		—		—		1,113		—
Total net assets	$	101,601	$	366	$	96	$	708,598	$	7,438
Total number of mutual fund shares (whole number)		10,190,631		36,737		4,678		30,943,152		336,541
Cost of mutual fund shares	$	99,818	$	355	$	81	$	582,803	$	6,324

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class	Voya U.S. Stock Index Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 15	$ 283,899	$ 1,338	$ 5	$ 42,300
Total assets	15	283,899	1,338	5	42,300
Net assets	$ 15	$ 283,899	$ 1,338	$ 5	$ 42,300
Net assets					
Accumulation units	$ 15	$ 281,315	$ 1,338	$ 5	$ 42,300
Contracts in payout (annuitization)	—	2,584	—	—	—
Total net assets	$ 15	$ 283,899	$ 1,338	$ 5	$ 42,300
Total number of mutual fund shares (whole number)	1,301	24,794,683	118,959	504	2,233,358
Cost of mutual fund shares	$ 14	$ 283,791	$ 1,355	$ 5	$ 34,303

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class	VY® Clarion Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 11	$ 60,878	$ 36	$ 1,243	$ 35,429
Total assets	11	60,878	36	1,243	35,429
Net assets	$ 11	$ 60,878	$ 36	$ 1,243	$ 35,429
Net assets					
Accumulation units	$ 11	$ 60,878	$ 36	$ —	$ 35,429
Contracts in payout (annuitization)	—	—	—	1,243	—
Total net assets	$ 11	$ 60,878	$ 36	$ 1,243	$ 35,429
Total number of mutual fund shares (whole number)	1,107	5,770,420	1,240	40,252	1,147,688
Cost of mutual fund shares	$ 10	$ 65,631	$ 43	$ 1,333	$ 37,815

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 29,975	$ 25,845	$ 128	$ 18,412	$ 32,983
Total assets	29,975	25,845	128	18,412	32,983
Net assets	$ 29,975	$ 25,845	$ 128	$ 18,412	$ 32,983
Net assets					
Accumulation units	$ 29,975	$ 25,845	$ 128	$ 18,412	$ 32,983
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 29,975	$ 25,845	$ 128	$ 18,412	$ 32,983
Total number of mutual fund shares (whole number)	1,436,980	1,223,706	4,938	667,812	1,205,524
Cost of mutual fund shares	$ 32,520	$ 28,948	$ 88	$ 12,421	$ 23,853

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 3	$ 56,972	$ 41,406	$ 471	$ 497,984
Total assets	3	56,972	41,406	471	497,984
Net assets	$ 3	$ 56,972	$ 41,406	$ 471	$ 497,984
Net assets					
Accumulation units	$ 3	$ 56,972	$ 41,406	$ 471	$ 497,984
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 3	$ 56,972	$ 41,406	$ 471	$ 497,984
Total number of mutual fund shares (whole number)	177	3,015,980	2,232,127	15,740	15,739,069
Cost of mutual fund shares	$ 2	$ 55,488	$ 40,521	$ 407	$ 431,868

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,169,756	$ 746	$ 97,378	$ 108	$ 9,191
Total assets	1,169,756	746	97,378	108	9,191
Net assets	$ 1,169,756	$ 746	$ 97,378	$ 108	$ 9,191
Net assets					
Accumulation units	$ 1,169,756	$ 746	$ 96,900	$ 108	$ 9,191
Contracts in payout (annuitization)	—	—	478	—	—
Total net assets	$ 1,169,756	$ 746	$ 97,378	$ 108	$ 9,191
Total number of mutual fund shares (whole number)	36,970,791	78,806	9,886,071	6,087	518,078
Cost of mutual fund shares	$ 994,487	$ 873	$ 124,094	$ 80	$ 7,544

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Government Money Market Portfolio - Class I	Voya Multi-Manager International Small Cap Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class I	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 334,139	$ 270	$ 1,595	$ 149	$ 72,287
Total assets	334,139	270	1,595	149	72,287
Net assets	$ 334,139	$ 270	$ 1,595	$ 149	$ 72,287
Net assets					
Accumulation units	$ 333,111	$ 270	$ 1,595	$ 149	$ 71,184
Contracts in payout (annuitization)	1,028	—	—	—	1,103
Total net assets	$ 334,139	$ 270	$ 1,595	$ 149	$ 72,287
Total number of mutual fund shares (whole number)	334,139,469	4,358	25,860	13,167	6,291,283
Cost of mutual fund shares	$ 334,139	$ 229	$ 1,359	$ 140	$ 68,614

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Global Bond Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service 2 Class	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2035 Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 654	$ 7,023	$ 2,167	$ 10,089	$ 9,524
Total assets	654	7,023	2,167	10,089	9,524
Net assets	$ 654	$ 7,023	$ 2,167	$ 10,089	$ 9,524
Net assets					
Accumulation units	$ 646	$ 7,023	$ 2,167	$ 10,089	$ 9,524
Contracts in payout (annuitization)	8	—	—	—	—
Total net assets	$ 654	$ 7,023	$ 2,167	$ 10,089	$ 9,524
Total number of mutual fund shares (whole number)	57,013	566,390	180,248	822,942	728,697
Cost of mutual fund shares	$ 623	$ 6,345	$ 1,930	$ 9,008	$ 8,393

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2035 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Initial Class	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 2,571	$ 8,622	$ 7,236	$ 3,378	$ 6,804
Total assets	2,571	8,622	7,236	3,378	6,804
Net assets	$ 2,571	$ 8,622	$ 7,236	$ 3,378	$ 6,804
Net assets					
Accumulation units	$ 2,571	$ 8,622	$ 7,236	$ 3,378	$ 6,804
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,571	$ 8,622	$ 7,236	$ 3,378	$ 6,804
Total number of mutual fund shares (whole number)	203,085	668,391	523,977	253,583	501,047
Cost of mutual fund shares	$ 2,213	$ 7,376	$ 6,319	$ 2,868	$ 5,692

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Initial Class	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution 2055 Portfolio - Service Class	Voya Index Solution 2065 Portfolio - Initial Class	Voya Index Solution 2065 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 3,342	$ 2,277	$ 5,148	$ 4	$ 9
Total assets	3,342	2,277	5,148	4	9
Net assets	$ 3,342	$ 2,277	$ 5,148	$ 4	$ 9
Net assets					
Accumulation units	$ 3,342	$ 2,277	$ 5,148	$ 4	$ 9
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 3,342	$ 2,277	$ 5,148	$ 4	$ 9
Total number of mutual fund shares (whole number)	186,192	129,808	290,681	316	789
Cost of mutual fund shares	$ 2,957	$ 1,905	$ 4,411	$ 3	$ 9

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Service Class	Voya International High Dividend Low Volatility Portfolio - Adviser Class	Voya International High Dividend Low Volatility Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 1,077	$ 780	$ 1,234	$ 169	$ 66,331
Total assets	1,077	780	1,234	169	66,331
Net assets	$ 1,077	$ 780	$ 1,234	$ 169	$ 66,331
Net assets					
Accumulation units	$ 1,077	$ 780	$ 1,234	$ 169	$ 65,292
Contracts in payout (annuitization)	—	—	—	—	1,039
Total net assets	$ 1,077	$ 780	$ 1,234	$ 169	$ 66,331
Total number of mutual fund shares (whole number)	93,038	69,628	107,658	17,882	6,952,899
Cost of mutual fund shares	$ 1,016	$ 701	$ 1,137	$ 193	$ 72,778

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya International High Dividend Low Volatility Portfolio - Service Class	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service 2 Class	Voya Solution 2025 Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 54	$ 287	$ 14,803	$ 5,546	$ 146,667
Total assets	54	287	14,803	5,546	146,667
Net assets	$ 54	$ 287	$ 14,803	$ 5,546	$ 146,667
Net assets					
Accumulation units	$ 54	$ 287	$ 14,803	$ 5,546	$ 146,667
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 54	$ 287	$ 14,803	$ 5,546	$ 146,667
Total number of mutual fund shares (whole number)	5,714	23,672	1,184,237	463,348	11,885,523
Cost of mutual fund shares	$ 66	$ 264	$ 13,513	$ 5,104	$ 136,082

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service 2 Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 376	$ 14,901	$ 9,833	$ 170,550	$ 20
Total assets	376	14,901	9,833	170,550	20
Net assets	$ 376	$ 14,901	$ 9,833	$ 170,550	$ 20
Net assets					
Accumulation units	$ 376	$ 14,901	$ 9,833	$ 170,550	$ 20
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 376	$ 14,901	$ 9,833	$ 170,550	$ 20
Total number of mutual fund shares (whole number)	30,832	1,183,524	827,683	13,720,800	1,632
Cost of mutual fund shares	$ 343	$ 13,822	$ 9,024	$ 159,847	$ 18

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service 2 Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 11,145	$ 4,330	$ 126,807	$ 6,151	$ 1,207
Total assets	11,145	4,330	126,807	6,151	1,207
Net assets	$ 11,145	$ 4,330	$ 126,807	$ 6,151	$ 1,207
Net assets					
Accumulation units	$ 11,145	$ 4,330	$ 126,807	$ 6,151	$ 1,207
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 11,145	$ 4,330	$ 126,807	$ 6,151	$ 1,207
Total number of mutual fund shares (whole number)	876,208	356,691	10,144,527	400,208	79,993
Cost of mutual fund shares	$ 10,238	$ 3,953	$ 116,229	$ 5,477	$ 1,067

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Solution 2055 Portfolio - Service Class	Voya Solution 2065 Portfolio - Service Class	Voya Solution Balanced Portfolio - Service Class	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 39,566	$ 353	$ 6,601	$ 461	$ 11,849
Total assets	39,566	353	6,601	461	11,849
Net assets	$ 39,566	$ 353	$ 6,601	$ 461	$ 11,849
Net assets					
Accumulation units	$ 39,566	$ 353	$ 6,601	$ 461	$ 11,849
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 39,566	$ 353	$ 6,601	$ 461	$ 11,849
Total number of mutual fund shares (whole number)	2,611,633	30,535	635,342	35,989	902,406
Cost of mutual fund shares	$ 34,744	$ 334	$ 6,082	$ 402	$ 10,747

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Solution Income Portfolio - Service 2 Class	Voya Solution Income Portfolio - Service Class	Voya Solution Moderately Conservative Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 3,245	$ 37,924	$ 8,319	$ 35	$ 33,478
Total assets	3,245	37,924	8,319	35	33,478
Net assets	$ 3,245	$ 37,924	$ 8,319	$ 35	$ 33,478
Net assets					
Accumulation units	$ 3,245	$ 37,924	$ 8,319	$ 35	$ 33,478
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 3,245	$ 37,924	$ 8,319	$ 35	$ 33,478
Total number of mutual fund shares (whole number)	255,526	2,910,518	762,519	3,066	2,753,086
Cost of mutual fund shares	$ 2,888	$ 33,337	$ 7,523	$ 34	$ 32,779

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Service Class		VY® Baron Growth Portfolio - Adviser Class		VY® Baron Growth Portfolio - Service Class		VY® Columbia Contrarian Core Portfolio - Service Class		VY® Columbia Small Cap Value II Portfolio - Adviser Class	
Assets										
Investments in mutual funds										
at fair value	$	62,126	$	377	$	183,870	$	14,233	$	153
Total assets		62,126		377		183,870		14,233		153
Net assets	$	62,126	$	377	$	183,870	$	14,233	$	153
Net assets										
Accumulation units	$	61,507	$	377	$	182,733	$	14,147	$	153
Contracts in payout (annuitization)		619		—		1,137		86		—
Total net assets	$	62,126	$	377	$	183,870	$	14,233	$	153
Total number of mutual fund shares (whole number)		5,198,802		14,494		6,373,294		703,199		9,802
Cost of mutual fund shares	$	60,721	$	299	$	164,963	$	13,801	$	136

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Adviser Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 6,279	$ 238	$ 53,452	$ 1,591	$ 276,337
Total assets	6,279	238	53,452	1,591	276,337
Net assets	$ 6,279	$ 238	$ 53,452	$ 1,591	$ 276,337
Net assets					
Accumulation units	$ 6,279	$ 238	$ 52,599	$ 1,591	$ 274,254
Contracts in payout (annuitization)	—	—	853	—	2,083
Total net assets	$ 6,279	$ 238	$ 53,452	$ 1,591	$ 276,337
Total number of mutual fund shares (whole number)	387,596	14,818	3,293,380	35,606	6,074,672
Cost of mutual fund shares	$ 6,426	$ 238	$ 52,625	$ 1,581	$ 271,886

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Service Class	VY® Invesco Oppenheimer Global Portfolio - Adviser Class	VY® Invesco Oppenheimer Global Portfolio - Initial Class	VY® Invesco Oppenheimer Global Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 1,000	$ 286	$ 681,765	$ 2,249	$ 202
Total assets	1,000	286	681,765	2,249	202
Net assets	$ 1,000	$ 286	$ 681,765	$ 2,249	$ 202
Net assets					
Accumulation units	$ 1,000	$ 286	$ 678,170	$ 2,249	$ 202
Contracts in payout (annuitization)	—	—	3,595	—	—
Total net assets	$ 1,000	$ 286	$ 681,765	$ 2,249	$ 202
Total number of mutual fund shares (whole number)	22,150	12,776	28,754,320	99,682	13,045
Cost of mutual fund shares	$ 958	$ 226	$ 466,446	$ 1,815	$ 222

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 18,652	$ 52,345	$ 454	$ 610,289	$ 1,388
Total assets	18,652	52,345	454	610,289	1,388
Net assets	$ 18,652	$ 52,345	$ 454	$ 610,289	$ 1,388
Net assets					
Accumulation units	$ 18,652	$ 51,424	$ 454	$ 607,942	$ 1,388
Contracts in payout (annuitization)	—	921	—	2,347	—
Total net assets	$ 18,652	$ 52,345	$ 454	$ 610,289	$ 1,388
Total number of mutual fund shares (whole number)	1,159,211	3,298,376	34,525	40,150,576	96,365
Cost of mutual fund shares	$ 21,598	$ 60,659	$ 354	$ 427,559	$ 1,073

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 1,262	$ 713,552	$ 3,493	$ 9,533	$ 33,734
Total assets	1,262	713,552	3,493	9,533	33,734
Net assets	$ 1,262	$ 713,552	$ 3,493	$ 9,533	$ 33,734
Net assets					
Accumulation units	$ 1,262	$ 711,466	$ 3,493	$ 9,533	$ 33,342
Contracts in payout (annuitization)	—	2,086	—	—	392
Total net assets	$ 1,262	$ 713,552	$ 3,493	$ 9,533	$ 33,734
Total number of mutual fund shares (whole number)	13,457	6,652,541	34,692	493,950	2,508,122
Cost of mutual fund shares	$ 1,074	$ 557,267	$ 2,870	$ 10,125	$ 31,345

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 78,267	$ 63,521	$ 1,587	$ 1,261,656	$ 298
Total assets	78,267	63,521	1,587	1,261,656	298
Net assets	$ 78,267	$ 63,521	$ 1,587	$ 1,261,656	$ 298
Net assets					
Accumulation units	$ 77,576	$ 62,222	$ 1,587	$ 1,197,914	$ 298
Contracts in payout (annuitization)	691	1,299	—	63,742	—
Total net assets	$ 78,267	$ 63,521	$ 1,587	$ 1,261,656	$ 298
Total number of mutual fund shares (whole number)	4,953,580	4,176,288	54,168	42,195,855	10,181
Cost of mutual fund shares	$ 61,647	$ 53,114	$ 1,504	$ 1,178,016	$ 286

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Global High Dividend Low Volatility Portfolio - Class I	Voya Global High Dividend Low Volatility Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 75,550	$ 10,150	$ 405,124	$ 130	$ 298,527
Total assets	75,550	10,150	405,124	130	298,527
Net assets	$ 75,550	$ 10,150	$ 405,124	$ 130	$ 298,527
Net assets					
Accumulation units	$ 74,557	$ 10,150	$ 400,748	$ 130	$ 297,284
Contracts in payout (annuitization)	993	—	4,376	—	1,243
Total net assets	$ 75,550	$ 10,150	$ 405,124	$ 130	$ 298,527
Total number of mutual fund shares (whole number)	7,236,594	967,585	13,765,666	4,477	14,386,857
Cost of mutual fund shares	$ 69,562	$ 9,347	$ 271,225	$ 111	$ 282,848

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class S		Voya Index Plus SmallCap Portfolio - Class I		Voya Index Plus SmallCap Portfolio - Class S		Voya International Index Portfolio - Class I		Voya International Index Portfolio - Class S	
Assets										
Investments in mutual funds										
at fair value	$	43	$	126,192	$	146	$	45,069	$	11
Total assets		43		126,192		146		45,069		11
Net assets	$	43	$	126,192	$	146	$	45,069	$	11
Net assets										
Accumulation units	$	43	$	125,333	$	146	$	44,720	$	11
Contracts in payout (annuitization)		—		859		—		349		—
Total net assets	$	43	$	126,192	$	146	$	45,069	$	11
Total number of mutual fund shares (whole number)		2,117		5,899,560		6,924		4,063,943		955
Cost of mutual fund shares	$	41	$	121,147	$	150	$	39,316	$	9

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 140,664	$ 3,572	$ 229,256	$ 540	$ 493
Total assets	140,664	3,572	229,256	540	493
Net assets	$ 140,664	$ 3,572	$ 229,256	$ 540	$ 493
Net assets					
Accumulation units	$ 137,781	$ 3,572	$ 229,256	$ —	$ 493
Contracts in payout (annuitization)	2,883	—	—	540	—
Total net assets	$ 140,664	$ 3,572	$ 229,256	$ 540	$ 493
Total number of mutual fund shares (whole number)	2,500,691	63,999	8,021,539	19,039	20,959
Cost of mutual fund shares	$ 90,754	$ 2,223	$ 155,790	$ 327	$ 456

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 19,713	$ 25,054	$ 204,187	$ 108,900	$ 140,744
Total assets	19,713	25,054	204,187	108,900	140,744
Net assets	$ 19,713	$ 25,054	$ 204,187	$ 108,900	$ 140,744
Net assets					
Accumulation units	$ 19,713	$ 25,054	$ 204,187	$ 108,900	$ 138,834
Contracts in payout (annuitization)	—	—	—	—	1,910
Total net assets	$ 19,713	$ 25,054	$ 204,187	$ 108,900	$ 140,744
Total number of mutual fund shares (whole number)	846,771	559,741	15,421,948	6,994,236	7,570,930
Cost of mutual fund shares	$ 17,946	$ 17,982	$ 205,384	$ 96,121	$ 143,585

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 130	$ 31,403	$ 352,229	$ 1,247	$ 75,202
Total assets	130	31,403	352,229	1,247	75,202
Net assets	$ 130	$ 31,403	$ 352,229	$ 1,247	$ 75,202
Net assets					
Accumulation units	$ 130	$ 31,403	$ 352,229	$ 1,247	$ 75,202
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 130	$ 31,403	$ 352,229	$ 1,247	$ 75,202
Total number of mutual fund shares (whole number)	7,247	2,774,122	18,998,303	72,879	2,641,431
Cost of mutual fund shares	$ 122	$ 30,503	$ 252,927	$ 901	$ 66,546

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select	Wanger USA	Washington Mutual Investors Fund^{SM} - Class R-3
Assets					
Investments in mutual funds					
at fair value	$ 58	$ 41,580	$ 68,206	$ 102,087	$ 1,031
Total assets	58	41,580	68,206	102,087	1,031
Net assets	$ 58	$ 41,580	$ 68,206	$ 102,087	$ 1,031
Net assets					
Accumulation units	$ 58	$ 41,580	$ 68,206	$ 102,087	$ 1,031
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 58	$ 41,580	$ 68,206	$ 102,087	$ 1,031
Total number of mutual fund shares (whole number)	2,242	1,483,407	3,340,135	4,144,831	20,758
Cost of mutual fund shares	$ 45	$ 39,400	$ 60,915	$ 94,818	$ 924

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Washington Mutual Investors Fund^{SM} - Class R-4	Wells Fargo Small Company Growth Fund - Administrator Class	Wells Fargo Small Company Value Fund - Class A	Wells Fargo Special Small Cap Value Fund - Class A
Assets				
Investments in mutual funds				
at fair value	$ 233,109	$ 9,387	$ 131	$ 106,929
Total assets	233,109	9,387	131	106,929
Net assets	$ 233,109	$ 9,387	$ 131	$ 106,929
Net assets				
Accumulation units	$ 233,109	$ 9,387	$ 131	$ 106,929
Contracts in payout (annuitization)	—	—	—	—
Total net assets	$ 233,109	$ 9,387	$ 131	$ 106,929
Total number of mutual fund shares (whole number)	4,675,275	157,529	4,576	3,012,922
Cost of mutual fund shares	$ 187,022	$ 8,668	$ 117	$ 83,651

The accompanying notes are an integral part of these financial statements.

	AB Relative Value Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen Emerging Markets Sustainable Leaders Fund - Institutional Class	Invesco Capital Appreciation Fund - Class A	Invesco Floating Rate ESG Fund - Class R5
Net investment income (loss)					
Investment income:					
Dividends	$ 2	$ 10	$ 56	$ —	$ 14
Expenses:					
Mortality and expense risk charges	1	7	—	1	3
Total expenses	1	7	—	1	3
Net investment income (loss)	1	3	56	(1)	11
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	(11)	248	1	(8)
Capital gains distributions	—	32	—	3	—
Total realized gain (loss) on investments					
and capital gains distributions	—	21	248	4	(8)
Net unrealized appreciation					
(depreciation) of investments	3	(15)	3,967	19	(2)
Net realized and unrealized gain (loss)					
on investments	3	6	4,215	23	(10)
Net increase (decrease) in net assets					
resulting from operations	$ 4	$ 9	$ 4,271	$ 22	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Invesco Main Street Fund - Class A	Invesco Main Street Mid Cap Fund® - Class A	Invesco Mid Cap Core Equity Fund - Class A	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5
Net investment income (loss)					
Investment income:					
Dividends	$ 13	$ —	$ 8	$ —	$ 9
Expenses:					
Mortality and expense risk charges	16	22	12	1	6
Total expenses	16	22	12	1	6
Net investment income (loss)	(3)	(22)	(4)	(1)	3
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(37)	83	(1,457)	—	3
Capital gains distributions	36	—	92	24	84
Total realized gain (loss) on investments					
and capital gains distributions	(1)	83	(1,365)	24	87
Net unrealized appreciation					
(depreciation) of investments	217	948	643	48	12
Net realized and unrealized gain (loss)					
on investments	216	1,031	(722)	72	99
Net increase (decrease) in net assets					
resulting from operations	$ 213	$ 1,009	$ (726)	$ 71	$ 102

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Invesco International Small-Mid Company Fund - Class Y	Invesco Oppenheimer International Growth Fund - Class Y	Invesco Developing Markets Fund - Class A	Invesco Developing Markets Fund - Class Y	Invesco Endeavor Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ —	$ 111	$ —
Expenses:					
Mortality and expense risk charges	9	9	2,299	197	—
Total expenses	9	9	2,299	197	—
Net investment income (loss)	(9)	(9)	(2,299)	(86)	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	13	144	12,195	1,814	—
Capital gains distributions	81	52	—	—	2
Total realized gain (loss) on investments and capital gains distributions	94	196	12,195	1,814	2
Net unrealized appreciation (depreciation) of investments	124	(55)	23,974	4,985	(2)
Net realized and unrealized gain (loss) on investments	218	141	36,169	6,799	—
Net increase (decrease) in net assets resulting from operations	$ 209	$ 132	$ 33,870	$ 6,713	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Invesco Health Care Fund - Investor Class	Invesco International Bond Fund - Class A	Invesco High Yield Fund - Class R5	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 1	$ 51	$ 4	$ 1
Expenses:					
Mortality and expense risk charges	1	—	9	11	—
Total expenses	1	—	9	11	—
Net investment income (loss)	(1)	1	42	(7)	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	6	(3)	(36)	(112)	(10)
Capital gains distributions	6	—	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	12	(3)	(36)	(112)	(10)
Net unrealized appreciation					
(depreciation) of investments	—	—	9	106	(3)
Net realized and unrealized gain (loss)					
on investments	12	(3)	(27)	(6)	(13)
Net increase (decrease) in net assets					
resulting from operations	$ 11	$ (2)	$ 15	$ (13)	$ (12)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Invesco Gold & Special Minerals Fund - Class A	Invesco Small Cap Value Fund - Class A	Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I	Invesco Oppenheimer V.I. Global Fund - Series I	Invesco Oppenheimer V.I. Global Strategic Income Fund - Series I
Net investment income (loss)					
Investment income:					
Dividends	$ 3	$ —	$ —	$ 2	$ 6
Expenses:					
Mortality and expense risk charges	1	—	—	3	1
Total expenses	1	—	—	3	1
Net investment income (loss)	2	—	—	(1)	5
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1	(1)	—	3	—
Capital gains distributions	—	—	2	11	—
Total realized gain (loss) on investments					
and capital gains distributions	1	(1)	2	14	—
Net unrealized appreciation					
(depreciation) of investments	48	6	5	61	(2)
Net realized and unrealized gain (loss)					
on investments	49	5	7	75	(2)
Net increase (decrease) in net assets					
resulting from operations	$ 51	$ 5	$ 7	$ 74	$ 3

The accompanying notes are an integral part of these financial statements.

	Invesco Oppenheimer V.I. Main Street Fund - Series I	Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I	Invesco V.I. American Franchise Fund - Series I	Invesco V.I. Core Equity Fund - Series I	Alger Responsible Investing Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ 158	$ 27	$ 398	$ —
Expenses:					
Mortality and expense risk charges	1	215	380	313	97
Total expenses	1	215	380	313	97
Net investment income (loss)	—	(57)	(353)	85	(97)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	3	(593)	2,280	889	260
Capital gains distributions	5	358	2,784	6,860	853
Total realized gain (loss) on investments and capital gains distributions	8	(235)	5,064	7,749	1,113
Net unrealized appreciation (depreciation) of investments	(2)	5,058	8,038	(4,234)	1,874
Net realized and unrealized gain (loss) on investments	6	4,823	13,102	3,515	2,987
Net increase (decrease) in net assets resulting from operations	$ 6	$ 4,766	$ 12,749	$ 3,600	$ 2,890

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Alger Capital Appreciation Fund - Class A	AllianzGI Dividend Value Fund - Class A	AllianzGI Large-Cap Value Fund - Institutional Class	AllianzGI Small-Cap Value Fund - Class A	Amana Growth Fund - Investor Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 3	$ —	$ —	$ 166
Expenses:					
Mortality and expense risk charges	1	2	—	—	608
Total expenses	1	2	—	—	608
Net investment income (loss)	(1)	1	—	—	(442)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	3	(29)	—	—	3,018
Capital gains distributions	25	—	—	—	3,860
Total realized gain (loss) on investments					
and capital gains distributions	28	(29)	—	—	6,878
Net unrealized appreciation					
(depreciation) of investments	26	14	—	(2)	12,229
Net realized and unrealized gain (loss)					
on investments	54	(15)	—	(2)	19,107
Net increase (decrease) in net assets					
resulting from operations	$ 53	$ (14)	$ —	$ (2)	$ 18,665

The accompanying notes are an integral part of these financial statements.

	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class	Inflation-Adjusted Bond Fund - Investor Class	American Century Investments® Disciplined Core Value Fund - A Class
Net investment income (loss)					
Investment income:					
Dividends	$ 834	$ 20	$ 1	$ 383	$ 181
Expenses:					
Mortality and expense risk charges	685	11	1	305	129
Total expenses	685	11	1	305	129
Net investment income (loss)	149	9	—	78	52
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,560	44	(48)	141	28
Capital gains distributions	3,964	55	—	—	1,493
Total realized gain (loss) on investments					
and capital gains distributions	6,524	99	(48)	141	1,521
Net unrealized appreciation					
(depreciation) of investments	1,965	38	35	2,518	(478)
Net realized and unrealized gain (loss)					
on investments	8,489	137	(13)	2,659	1,043
Net increase (decrease) in net assets					
resulting from operations	$ 8,638	$ 146	$ (13)	$ 2,737	$ 1,095

The accompanying notes are an integral part of these financial statements.

	American Funds® Fundamental Investors® - Class R-3	American Funds® Fundamental Investors® - Class R-4	American Mutual Fund® - Class R-4	AMG Managers Fairpointe Mid Cap Fund - Class N	Ariel Appreciation Fund - Investor Class
Net investment income (loss)					
Investment income:					
Dividends	$ 13	$ 1,903	$ 52	$ 14	$ 1
Expenses:					
Mortality and expense risk charges	4	1,041	28	160	1
Total expenses	4	1,041	28	160	1
Net investment income (loss)	9	862	24	(146)	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(17)	3,308	77	(1,191)	(17)
Capital gains distributions	12	1,501	—	1,068	8
Total realized gain (loss) on investments					
and capital gains distributions	(5)	4,809	77	(123)	(9)
Net unrealized appreciation					
(depreciation) of investments	84	10,090	(15)	519	6
Net realized and unrealized gain (loss)					
on investments	79	14,899	62	396	(3)
Net increase (decrease) in net assets					
resulting from operations	$ 88	$ 15,761	$ 86	$ 250	$ (3)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Ariel Fund - Investor Class	Artisan International Fund - Investor Shares	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares
Net investment income (loss)					
Investment income:					
Dividends	$ 28	$ 23	$ 16	$ 18	$ —
Expenses:					
Mortality and expense risk charges	80	104	7	104	310
Total expenses	80	104	7	104	310
Net investment income (loss)	(52)	(81)	9	(86)	(310)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(220)	52	(20)	334	1,385
Capital gains distributions	446	322	45	446	1,481
Total realized gain (loss) on investments					
and capital gains distributions	226	374	25	780	2,866
Net unrealized appreciation					
(depreciation) of investments	297	326	2	957	2,962
Net realized and unrealized gain (loss)					
on investments	523	700	27	1,737	5,828
Net increase (decrease) in net assets					
resulting from operations	$ 471	$ 619	$ 36	$ 1,651	$ 5,518

The accompanying notes are an integral part of these financial statements.

	BlackRock Mid Cap Dividend Fund - Institutional Shares	BlackRock Mid Cap Dividend Fund - Investor A Shares	Bond Fund of America[SM] - Class R-4	Calvert US Large-Cap Core Responsible Index Fund - Class A	Calvert VP SRI Balanced Portfolio
Net investment income (loss)					
Investment income:					
Dividends	$ 4	$ 163	$ 390	$ —	$ 818
Expenses:					
Mortality and expense risk charges	2	134	196	—	567
Total expenses	2	134	196	—	567
Net investment income (loss)	2	29	194	—	251
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(6)	(227)	416	—	1,338
Capital gains distributions	3	135	791	—	1,688
Total realized gain (loss) on investments					
and capital gains distributions	(3)	(92)	1,207	—	3,026
Net unrealized appreciation					
(depreciation) of investments	24	651	378	2	4,034
Net realized and unrealized gain (loss)					
on investments	21	559	1,585	2	7,060
Net increase (decrease) in net assets					
resulting from operations	$ 23	$ 588	$ 1,779	$ 2	$ 7,311

The accompanying notes are an integral part of these financial statements.

	Capital Income Builder® - Class R-4	Capital World Growth & Income Fund^{SM} - Class R-3	Cohen & Steers Real Estate Securities Fund, Inc. - Class A	Cohen & Steers Realty Shares, Inc.	Columbia^{SM} Acorn® Fund - Class A Shares
Net investment income (loss)					
Investment income:					
Dividends	$ 244	$ 7	$ 46	$ 232	$ —
Expenses:					
Mortality and expense risk charges	68	3	16	91	1
Total expenses	68	3	16	91	1
Net investment income (loss)	176	4	30	141	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	7	6	(103)	(502)	(1)
Capital gains distributions	—	—	32	205	14
Total realized gain (loss) on investments and capital gains distributions	7	6	(71)	(297)	13
Net unrealized appreciation (depreciation) of investments	60	70	9	(413)	7
Net realized and unrealized gain (loss) on investments	67	76	(62)	(710)	20
Net increase (decrease) in net assets resulting from operations	$ 243	$ 80	$ (32)	$ (569)	$ 19

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Columbia[SM] Acorn® Fund - Institutional Class	Columbia Select Mid Cap Value Fund - Class A Shares	Columbia Select Mid Cap Value Fund - Institutional Class	CRM Mid Cap Value Fund - Investor Shares	Davis Financial Fund - Class Y
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 42	$ —	$ —	$ 1
Expenses:					
Mortality and expense risk charges	—	52	—	1	1
Total expenses	—	52	—	1	1
Net investment income (loss)	—	(10)	—	(1)	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	(553)	—	(6)	(6)
Capital gains distributions	—	154	—	1	2
Total realized gain (loss) on investments and capital gains distributions	—	(399)	—	(5)	(4)
Net unrealized appreciation (depreciation) of investments	1	628	—	3	(2)
Net realized and unrealized gain (loss) on investments	1	229	—	(2)	(6)
Net increase (decrease) in net assets resulting from operations	$ 1	$ 219	$ —	$ (3)	$ (6)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Delaware Small Cap Value Fund - Class A	Delaware Smid Cap Growth Fund - Institutional Class	DWS Small Cap Growth Fund - Class S	DWS Equity 500 Index Fund - Class S	DFA Emerging Markets Core Equity Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 17	$ —	$ —	$ 14	$ 52
Expenses:					
Mortality and expense risk charges	17	—	—	9	—
Total expenses	17	—	—	9	—
Net investment income (loss)	—	—	—	5	52
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(326)	405	(3)	(4)	19
Capital gains distributions	—	1,807	—	175	—
Total realized gain (loss) on investments					
and capital gains distributions	(326)	2,212	(3)	171	19
Net unrealized appreciation					
(depreciation) of investments	177	14,128	7	(24)	318
Net realized and unrealized gain (loss)					
on investments	(149)	16,340	4	147	337
Net increase (decrease) in net assets					
resulting from operations	$ (149)	$ 16,340	$ 4	$ 152	$ 389

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	DFA Inflation-Protected Securities Portfolio - Institutional Class	DFA U.S. Targeted Value Portfolio - Institutional Class	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Eaton Vance Large-Cap Value Fund - Class R Shares
Net investment income (loss)					
Investment income:					
Dividends	$ 30	$ 295	$ 3	$ 3	$ —
Expenses:					
Mortality and expense risk charges	—	—	2	2	—
Total expenses	—	—	2	2	—
Net investment income (loss)	30	295	1	1	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	58	(155)	—	(1)	—
Capital gains distributions	8	—	—	8	—
Total realized gain (loss) on investments and capital gains distributions	66	(155)	—	7	—
Net unrealized appreciation (depreciation) of investments	116	937	1	5	—
Net realized and unrealized gain (loss) on investments	182	782	1	12	—
Net increase (decrease) in net assets resulting from operations	$ 212	$ 1,077	$ 2	$ 13	$ —

The accompanying notes are an integral part of these financial statements.

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Federated Hermes International Leaders Fund - Institutional Shares	Fidelity Advisor® New Insights Fund - Class I	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 613	$ —	$ —	$ 3,351
Expenses:					
Mortality and expense risk charges	15	2,589	—	44	12,851
Total expenses	15	2,589	—	44	12,851
Net investment income (loss)	(15)	(1,976)	—	(44)	(9,500)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	59	15,192	1	599	59,249
Capital gains distributions	—	—	—	173	6,992
Total realized gain (loss) on investments					
and capital gains distributions	59	15,192	1	772	66,241
Net unrealized appreciation					
(depreciation) of investments	549	55,351	3	(1)	300,569
Net realized and unrealized gain (loss)					
on investments	608	70,543	4	771	366,810
Net increase (decrease) in net assets					
resulting from operations	$ 593	$ 68,567	$ 4	$ 727	$ 357,310

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Asset Manager Portfolio - Initial Class	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 5,385	$ 235	$ 3,962	$ 317	$ 418
Expenses:					
Mortality and expense risk charges	3,488	186	2,250	4,228	97
Total expenses	3,488	186	2,250	4,228	97
Net investment income (loss)	1,897	49	1,712	(3,911)	321
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	19,844	(34)	2,455	22,938	(126)
Capital gains distributions	1,037	207	10,376	40,514	—
Total realized gain (loss) on investments					
and capital gains distributions	20,881	173	12,831	63,452	(126)
Net unrealized appreciation					
(depreciation) of investments	28,366	1,794	(3,624)	99,714	(63)
Net realized and unrealized gain (loss)					
on investments	49,247	1,967	9,207	163,166	(189)
Net increase (decrease) in net assets					
resulting from operations	$ 51,144	$ 2,016	$ 10,919	$ 159,255	$ 132

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 108	$ 23	$ —	$ 1	$ —
Expenses:					
Mortality and expense risk charges	262	5	4	—	2
Total expenses	262	5	4	—	2
Net investment income (loss)	(154)	18	(4)	1	(2)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,780	(16)	—	(11)	9
Capital gains distributions	123	6	56	—	21
Total realized gain (loss) on investments					
and capital gains distributions	1,903	(10)	56	(11)	30
Net unrealized appreciation					
(depreciation) of investments	1,888	(74)	50	8	66
Net realized and unrealized gain (loss)					
on investments	3,791	(84)	106	(3)	96
Net increase (decrease) in net assets					
resulting from operations	$ 3,637	$ (66)	$ 102	$ (2)	$ 94

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Franklin Small Cap Value VIP Fund - Class 2	Goldman Sachs Growth Opportunities Fund - Investor Shares	Growth Fund of America® - Class R-3	Growth Fund of America® - Class R-4	The Hartford Capital Appreciation Fund - Class R4
Net investment income (loss)					
Investment income:					
Dividends	$ 1,376	$ —	$ —	$ 1,228	$ —
Expenses:					
Mortality and expense risk charges	866	1	57	4,761	—
Total expenses	866	1	57	4,761	—
Net investment income (loss)	510	(1)	(57)	(3,533)	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(6,977)	(2)	290	30,714	—
Capital gains distributions	5,852	19	400	23,001	—
Total realized gain (loss) on investments					
and capital gains distributions	(1,125)	17	690	53,715	—
Net unrealized appreciation					
(depreciation) of investments	3,767	11	2,027	111,103	—
Net realized and unrealized gain (loss)					
on investments	2,642	28	2,717	164,818	—
Net increase (decrease) in net assets					
resulting from operations	$ 3,152	$ 27	$ 2,660	$ 161,285	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	The Hartford Dividend And Growth Fund - Class R4	The Hartford International Opportunities Fund - Class R4	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y	Janus Henderson Balanced Portfolio - Institutional Shares
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 8	$ 22	$ —	$ 4
Expenses:					
Mortality and expense risk charges	—	17	5	267	2
Total expenses	—	17	5	267	2
Net investment income (loss)	—	(9)	17	(267)	2
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	(12)	3	982	1
Capital gains distributions	—	—	—	2,477	2
Total realized gain (loss) on investments and capital gains distributions	—	(12)	3	3,459	3
Net unrealized appreciation (depreciation) of investments	—	417	8	5,456	16
Net realized and unrealized gain (loss) on investments	—	405	11	8,915	19
Net increase (decrease) in net assets resulting from operations	$ —	$ 396	$ 28	$ 8,648	$ 21

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Janus Henderson Enterprise Portfolio - Institutional Shares	Janus Henderson Flexible Bond Portfolio - Institutional Shares	Janus Henderson Global Research Portfolio - Institutional Shares	Janus Henderson Research Portfolio - Institutional Shares	JPMorgan Equity Income Fund - Class I Shares
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 1	$ —	$ 125
Expenses:					
Mortality and expense risk charges	4	—	1	1	51
Total expenses	4	—	1	1	51
Net investment income (loss)	(4)	—	—	(1)	74
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	22	—	9	1	136
Capital gains distributions	20	—	3	6	—
Total realized gain (loss) on investments and capital gains distributions	42	—	12	7	136
Net unrealized appreciation (depreciation) of investments	12	1	(1)	14	680
Net realized and unrealized gain (loss) on investments	54	1	11	21	816
Net increase (decrease) in net assets resulting from operations	$ 50	$ 1	$ 11	$ 20	$ 890

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	JPMorgan Government Bond Fund - Class I Shares	Lazard International Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Catholic Equity Fund	Loomis Sayles Small Cap Value Fund - Retail Class
Net investment income (loss)					
Investment income:					
Dividends	$ 89	$ 9	$ 2	$ —	$ 22
Expenses:					
Mortality and expense risk charges	41	11	4	1	84
Total expenses	41	11	4	1	84
Net investment income (loss)	48	(2)	(2)	(1)	(62)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	135	(26)	(11)	—	(782)
Capital gains distributions	9	—	62	3	711
Total realized gain (loss) on investments					
and capital gains distributions	144	(26)	51	3	(71)
Net unrealized appreciation					
(depreciation) of investments	29	153	19	7	57
Net realized and unrealized gain (loss)					
on investments	173	127	70	10	(14)
Net increase (decrease) in net assets					
resulting from operations	$ 221	$ 125	$ 68	$ 9	$ (76)

The accompanying notes are an integral part of these financial statements.

	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Short Duration Income Fund - Class R4	Lord Abbett Mid Cap Stock Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 13	$ —	$ —	$ 217	$ 6
Expenses:					
Mortality and expense risk charges	12	1	—	75	4
Total expenses	12	1	—	75	4
Net investment income (loss)	1	(1)	—	142	2
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	9	6	—	(32)	(17)
Capital gains distributions	—	15	1	—	—
Total realized gain (loss) on investments					
and capital gains distributions	9	21	1	(32)	(17)
Net unrealized appreciation					
(depreciation) of investments	7	53	—	30	(131)
Net realized and unrealized gain (loss)					
on investments	16	74	1	(2)	(148)
Net increase (decrease) in net assets					
resulting from operations	$ 17	$ 73	$ 1	$ 140	$ (146)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC	MainStay CBRE Real Estate Fund - Class A	Mainstay Winslow Large Cap Growth Fund - Class R3
Net investment income (loss)					
Investment income:					
Dividends	$ 3	$ 2	$ 603	$ 12	$ —
Expenses:					
Mortality and expense risk charges	2	1	543	2	—
Total expenses	2	1	543	2	—
Net investment income (loss)	1	1	60	10	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(52)	—	3,880	(21)	—
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	(52)	—	3,880	(21)	—
Net unrealized appreciation					
(depreciation) of investments	35	2	(3,896)	(88)	—
Net realized and unrealized gain (loss)					
on investments	(17)	2	(16)	(109)	—
Net increase (decrease) in net assets					
resulting from operations	$ (16)	$ 3	$ 44	$ (99)	$ —

The accompanying notes are an integral part of these financial statements.

	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class I Shares	Metropolitan West Total Return Bond Fund - Class M Shares	MFS® International Intrinsic Value Fund - Class R3	MFS® New Discovery Fund - Class R3
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 505	$ 395	$ 3	$ —
Expenses:					
Mortality and expense risk charges	1	—	217	13	4
Total expenses	1	—	217	13	4
Net investment income (loss)	(1)	505	178	(10)	(4)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	12	90	280	189	3
Capital gains distributions	10	1,471	1,262	31	55
Total realized gain (loss) on investments					
and capital gains distributions	22	1,561	1,542	220	58
Net unrealized appreciation					
(depreciation) of investments	7	395	234	(18)	105
Net realized and unrealized gain (loss)					
on investments	29	1,956	1,776	202	163
Net increase (decrease) in net assets					
resulting from operations	$ 28	$ 2,461	$ 1,954	$ 192	$ 159

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Neuberger Berman Genesis Fund - Trust Class Shares	Neuberger Berman Sustainable Equity Fund - Institutional Class Shares	Neuberger Berman Sustainable Equity Fund - Trust Class Shares	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 40	$ 62	$ —	$ 350
Expenses:					
Mortality and expense risk charges	5	—	133	7	2,087
Total expenses	5	—	133	7	2,087
Net investment income (loss)	(5)	40	(71)	(7)	(1,737)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4	41	(103)	41	6,262
Capital gains distributions	24	277	839	61	12,791
Total realized gain (loss) on investments					
and capital gains distributions	28	318	736	102	19,053
Net unrealized appreciation					
(depreciation) of investments	100	543	1,725	278	61,950
Net realized and unrealized gain (loss)					
on investments	128	861	2,461	380	81,003
Net increase (decrease) in net assets					
resulting from operations	$ 123	$ 901	$ 2,390	$ 373	$ 79,266

The accompanying notes are an integral part of these financial statements.

	New World Fund® - Class R-4	Nuveen Global Infrastructure Fund - Class I	Parnassus Core Equity Fund^{SM} - Investor Shares	Pax Sustainable Allocation Fund - Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ 23	$ 266	$ 433	$ 23
Expenses:					
Mortality and expense risk charges	9	23	320	420	14
Total expenses	9	23	320	420	14
Net investment income (loss)	(8)	—	(54)	13	9
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	90	(28)	788	204	(120)
Capital gains distributions	—	7	2,384	797	—
Total realized gain (loss) on investments					
and capital gains distributions	90	(21)	3,172	1,001	(120)
Net unrealized appreciation					
(depreciation) of investments	88	(81)	5,011	4,813	159
Net realized and unrealized gain (loss)					
on investments	178	(102)	8,183	5,814	39
Net increase (decrease) in net assets					
resulting from operations	$ 170	$ (102)	$ 8,129	$ 5,827	$ 48

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	PIMCO VIT Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y Shares	Pioneer High Yield Fund - Class A Shares	Pioneer Strategic Income Fund - Class A Shares	Pioneer Equity Income VCT Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 1,089	$ 128	$ 25	$ 28	$ —
Expenses:					
Mortality and expense risk charges	617	53	4	6	—
Total expenses	617	53	4	6	—
Net investment income (loss)	472	75	21	22	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,064)	(125)	(71)	9	—
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	(1,064)	(125)	(71)	9	—
Net unrealized appreciation					
(depreciation) of investments	8,313	(801)	(4)	22	—
Net realized and unrealized gain (loss)					
on investments	7,249	(926)	(75)	31	—
Net increase (decrease) in net assets					
resulting from operations	$ 7,721	$ (851)	$ (54)	$ 53	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Pioneer High Yield VCT Portfolio - Class I	PGIM Jennison Utility Fund - Class Z	Columbia Large Cap Value Fund - Advisor Class	Royce Total Return Fund - Service Class	Ave Maria Rising Dividend Fund
Net investment income (loss)					
Investment income:					
Dividends	$ 768	$ 3	$ 179	$ —	$ 60
Expenses:					
Mortality and expense risk charges	144	2	90	—	51
Total expenses	144	2	90	—	51
Net investment income (loss)	624	1	89	—	9
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(334)	4	(289)	(1)	(108)
Capital gains distributions	—	1	—	2	75
Total realized gain (loss) on investments					
and capital gains distributions	(334)	5	(289)	1	(33)
Net unrealized appreciation					
(depreciation) of investments	(184)	(4)	637	(1)	149
Net realized and unrealized gain (loss)					
on investments	(518)	1	348	—	116
Net increase (decrease) in net assets					
resulting from operations	$ 106	$ 2	$ 437	$ —	$ 125

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	SMALLCAP World Fund® - Class R-4	T. Rowe Price Large-Cap Growth Fund - I Class	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	TCW Total Return Bond Fund - Class N
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 1	$ 3	$ 261
Expenses:					
Mortality and expense risk charges	281	—	1	4	114
Total expenses	281	—	1	4	114
Net investment income (loss)	(281)	—	—	(1)	147
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	844	1,340	(2)	—	42
Capital gains distributions	592	267	7	8	81
Total realized gain (loss) on investments					
and capital gains distributions	1,436	1,607	5	8	123
Net unrealized appreciation					
(depreciation) of investments	8,718	15,984	15	23	304
Net realized and unrealized gain (loss)					
on investments	10,154	17,591	20	31	427
Net increase (decrease) in net assets					
resulting from operations	$ 9,873	$ 17,591	$ 20	$ 30	$ 574

The accompanying notes are an integral part of these financial statements.

	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A	Third Avenue Real Estate Value Fund - Institutional Class	Touchstone Value Fund - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 5	$ 973	$ 4,126	$ 1	$ 306
Expenses:					
Mortality and expense risk charges	2	92	872	—	—
Total expenses	2	92	872	—	—
Net investment income (loss)	3	881	3,254	1	306
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1)	(1,211)	(3,985)	(3)	(97)
Capital gains distributions	—	—	—	—	314
Total realized gain (loss) on investments					
and capital gains distributions	(1)	(1,211)	(3,985)	(3)	217
Net unrealized appreciation					
(depreciation) of investments	(3)	(707)	(4,571)	(2)	361
Net realized and unrealized gain (loss)					
on investments	(4)	(1,918)	(8,556)	(5)	578
Net increase (decrease) in net assets					
resulting from operations	$ (1)	$ (1,037)	$ (5,302)	$ (4)	$ 884

The accompanying notes are an integral part of these financial statements.

	USAA Precious Metals and Minerals Fund - Adviser Shares	USAA Precious Metals and Minerals Fund - Class A Shares	Vanguard® Total Bond Market Index Fund - Admiral™ Shares	Vanguard® Total International Stock Index Fund - Admiral™ Shares	Diversified Value Portfolio
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 5	$ 2	$ 3
Expenses:					
Mortality and expense risk charges	101	128	2	—	1
Total expenses	101	128	2	—	1
Net investment income (loss)	(101)	(128)	3	2	2
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	8,424	491	8	—	—
Capital gains distributions	—	—	—	—	18
Total realized gain (loss) on investments					
and capital gains distributions	8,424	491	8	—	18
Net unrealized appreciation					
(depreciation) of investments	(4,083)	531	2	11	(8)
Net realized and unrealized gain (loss)					
on investments	4,341	1,022	10	11	10
Net increase (decrease) in net assets					
resulting from operations	$ 4,240	$ 894	$ 13	$ 13	$ 12

The accompanying notes are an integral part of these financial statements.

	Equity Income Portfolio	Small Company Growth Portfolio	Victory Integrity Small-Cap Value Fund - Class Y	Victory Sycamore Established Value Fund - Class A	Victory Sycamore Small Company Opportunity Fund - Class R
Net investment income (loss)					
Investment income:					
Dividends	$ 5	$ —	$ —	$ 81	$ —
Expenses:					
Mortality and expense risk charges	2	1	3	72	—
Total expenses	2	1	3	72	—
Net investment income (loss)	3	(1)	(3)	9	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	—	(22)	21	—
Capital gains distributions	6	5	—	308	—
Total realized gain (loss) on investments					
and capital gains distributions	6	5	(22)	329	—
Net unrealized appreciation					
(depreciation) of investments	(3)	8	(6)	227	—
Net realized and unrealized gain (loss)					
on investments	3	13	(28)	556	—
Net increase (decrease) in net assets					
resulting from operations	$ 6	$ 12	$ (31)	$ 565	$ —

The accompanying notes are an integral part of these financial statements.

	Voya Balanced Portfolio - Class I	Voya Large Cap Value Fund - Class A	Voya Real Estate Fund - Class A	Voya Floating Rate Fund - Class A	Voya GNMA Income Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 4,980	$ 1	$ —	$ 34	$ 75
Expenses:					
Mortality and expense risk charges	2,229	—	1	9	32
Total expenses	2,229	—	1	9	32
Net investment income (loss)	2,751	1	(1)	25	43
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	5,501	(5)	(83)	(116)	4
Capital gains distributions	5,856	5	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	11,357	—	(83)	(116)	4
Net unrealized appreciation					
(depreciation) of investments	4,942	1	126	64	38
Net realized and unrealized gain (loss)					
on investments	16,299	1	43	(52)	42
Net increase (decrease) in net assets					
resulting from operations	$ 19,050	$ 2	$ 42	$ (27)	$ 85

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Intermediate Bond Fund - Class A	Voya Intermediate Bond Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 25	$ 15,938	$ 68	$ 98	$ 1
Expenses:					
Mortality and expense risk charges	4	3,980	7	30	—
Total expenses	4	3,980	7	30	—
Net investment income (loss)	21	11,958	61	68	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(4)	903	9	34	—
Capital gains distributions	12	10,346	45	93	—
Total realized gain (loss) on investments					
and capital gains distributions	8	11,249	54	127	—
Net unrealized appreciation					
(depreciation) of investments	2	7,258	32	336	—
Net realized and unrealized gain (loss)					
on investments	10	18,507	86	463	—
Net increase (decrease) in net assets					
resulting from operations	$ 31	$ 30,465	$ 147	$ 531	$ 1

The accompanying notes are an integral part of these financial statements.

	Voya High Yield Portfolio - Institutional Class	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 5,439	$ 21	$ —	$ 3,050	$ 16
Expenses:					
Mortality and expense risk charges	763	2	—	5,344	47
Total expenses	763	2	—	5,344	47
Net investment income (loss)	4,676	19	—	(2,294)	(31)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,010)	(3)	—	5,051	(66)
Capital gains distributions	—	—	11	70,259	733
Total realized gain (loss) on investments					
and capital gains distributions	(1,010)	(3)	11	75,310	667
Net unrealized appreciation					
(depreciation) of investments	714	5	12	93,750	1,089
Net realized and unrealized gain (loss)					
on investments	(296)	2	23	169,060	1,756
Net increase (decrease) in net assets					
resulting from operations	$ 4,380	$ 21	$ 23	$ 166,766	$ 1,725

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class	Voya U.S. Stock Index Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 5,863	$ 25	$ —	$ 734
Expenses:					
Mortality and expense risk charges	—	2,503	8	—	211
Total expenses	—	2,503	8	—	211
Net investment income (loss)	—	3,360	17	—	523
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	(1,074)	(14)	—	2,032
Capital gains distributions	1	24,435	109	—	1,536
Total realized gain (loss) on investments					
and capital gains distributions	1	23,361	95	—	3,568
Net unrealized appreciation					
(depreciation) of investments	(1)	(15,565)	(47)	—	2,720
Net realized and unrealized gain (loss)					
on investments	—	7,796	48	—	6,288
Net increase (decrease) in net assets					
resulting from operations	$ —	$ 11,156	$ 65	$ —	$ 6,811

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class	VY® Clarion Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 3,613	$ 1	$ 34	$ 868
Expenses:					
Mortality and expense risk charges	—	503	—	12	331
Total expenses	—	503	—	12	331
Net investment income (loss)	—	3,110	1	22	537
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	(1,466)	(1)	11	750
Capital gains distributions	—	5,036	4	132	3,856
Total realized gain (loss) on investments and capital gains distributions	—	3,570	3	143	4,606
Net unrealized appreciation (depreciation) of investments	1	(11,986)	(7)	(293)	(8,815)
Net realized and unrealized gain (loss) on investments	1	(8,416)	(4)	(150)	(4,209)
Net increase (decrease) in net assets resulting from operations	$ 1	$ (5,306)	$ (3)	$ (128)	$ (3,672)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 642	$ 496	$ —	$ 84	$ 91
Expenses:					
Mortality and expense risk charges	113	211	1	163	264
Total expenses	113	211	1	163	264
Net investment income (loss)	529	285	(1)	(79)	(173)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(2,058)	(1,991)	38	590	1,546
Capital gains distributions	2,285	2,029	13	920	1,735
Total realized gain (loss) on investments					
and capital gains distributions	227	38	51	1,510	3,281
Net unrealized appreciation					
(depreciation) of investments	151	(158)	(5)	2,900	4,892
Net realized and unrealized gain (loss)					
on investments	378	(120)	46	4,410	8,173
Net increase (decrease) in net assets					
resulting from operations	$ 907	$ 165	$ 45	$ 4,331	$ 8,000

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ —	$ —	$ 5
Expenses:					
Mortality and expense risk charges	—	202	334	—	1
Total expenses	—	202	334	—	1
Net investment income (loss)	—	(202)	(334)	—	4
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	(2,141)	(1,997)	—	—
Capital gains distributions	—	—	—	—	33
Total realized gain (loss) on investments and capital gains distributions	—	(2,141)	(1,997)	—	33
Net unrealized appreciation (depreciation) of investments	1	9,777	7,491	—	31
Net realized and unrealized gain (loss) on investments	1	7,636	5,494	—	64
Net increase (decrease) in net assets resulting from operations	$ 1	$ 7,434	$ 5,160	$ —	$ 68

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 6,952	$ 13,780	$ 30	$ 3,553	$ 2
Expenses:					
Mortality and expense risk charges	1,968	9,930	3	635	—
Total expenses	1,968	9,930	3	635	—
Net investment income (loss)	4,984	3,850	27	2,918	2
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4,068	19,124	(162)	(5,854)	1
Capital gains distributions	33,190	80,563	10	1,185	2
Total realized gain (loss) on investments					
and capital gains distributions	37,258	99,687	(152)	(4,669)	3
Net unrealized appreciation					
(depreciation) of investments	31,507	66,951	96	924	9
Net realized and unrealized gain (loss)					
on investments	68,765	166,638	(56)	(3,745)	12
Net increase (decrease) in net assets					
resulting from operations	$ 73,749	$ 170,488	$ (29)	$ (827)	$ 14

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	VY® T. Rowe Price International Stock Portfolio - Service Class	Voya Government Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 196	$ 635	$ 1	$ 3	$ 25
Expenses:					
Mortality and expense risk charges	76	2,010	—	1	12
Total expenses	76	2,010	—	1	12
Net investment income (loss)	120	(1,375)	1	2	13
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	93	—	(17)	—	(147)
Capital gains distributions	185	117	4	—	—
Total realized gain (loss) on investments					
and capital gains distributions	278	117	(13)	—	(147)
Net unrealized appreciation					
(depreciation) of investments	639	—	15	31	305
Net realized and unrealized gain (loss)					
on investments	917	117	2	31	158
Net increase (decrease) in net assets					
resulting from operations	$ 1,037	$ (1,258)	$ 3	$ 33	$ 171

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 6	$ 2,010	$ 14	$ 253	$ 34
Expenses:					
Mortality and expense risk charges	1	647	3	134	18
Total expenses	1	647	3	134	18
Net investment income (loss)	5	1,363	11	119	16
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	6	(690)	5	793	18
Capital gains distributions	—	—	—	352	57
Total realized gain (loss) on investments					
and capital gains distributions	6	(690)	5	1,145	75
Net unrealized appreciation					
(depreciation) of investments	3	4,815	29	(137)	143
Net realized and unrealized gain (loss)					
on investments	9	4,125	34	1,008	218
Net increase (decrease) in net assets					
resulting from operations	$ 14	$ 5,488	$ 45	$ 1,127	$ 234

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2035 Portfolio - Initial Class	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2035 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 148	$ 390	$ 34	$ 120	$ 333
Expenses:					
Mortality and expense risk charges	59	210	15	64	196
Total expenses	59	210	15	64	196
Net investment income (loss)	89	180	19	56	137
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	37	1,492	31	152	1,641
Capital gains distributions	236	721	78	257	713
Total realized gain (loss) on investments					
and capital gains distributions	273	2,213	109	409	2,354
Net unrealized appreciation					
(depreciation) of investments	690	(381)	192	542	(630)
Net realized and unrealized gain (loss)					
on investments	963	1,832	301	951	1,724
Net increase (decrease) in net assets					
resulting from operations	$ 1,052	$ 2,012	$ 320	$ 1,007	$ 1,861

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2055 Portfolio - Initial Class	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution 2055 Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 42	$ 82	$ 146	$ 24	$ 60
Expenses:					
Mortality and expense risk charges	15	40	92	10	35
Total expenses	15	40	92	10	35
Net investment income (loss)	27	42	54	14	25
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	35	16	712	14	122
Capital gains distributions	111	205	307	62	146
Total realized gain (loss) on investments					
and capital gains distributions	146	221	1,019	76	268
Net unrealized appreciation					
(depreciation) of investments	284	621	(90)	219	434
Net realized and unrealized gain (loss)					
on investments	430	842	929	295	702
Net increase (decrease) in net assets					
resulting from operations	$ 457	$ 884	$ 983	$ 309	$ 727

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Index Solution 2065 Portfolio - Initial Class	Voya Index Solution 2065 Portfolio - Service Class	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 78	$ 12	$ 19
Expenses:					
Mortality and expense risk charges	—	—	40	7	9
Total expenses	—	—	40	7	9
Net investment income (loss)	—	—	38	5	10
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	—	259	5	40
Capital gains distributions	—	—	70	14	19
Total realized gain (loss) on investments and capital gains distributions	—	—	329	19	59
Net unrealized appreciation (depreciation) of investments	—	—	(83)	46	43
Net realized and unrealized gain (loss) on investments	—	—	246	65	102
Net increase (decrease) in net assets resulting from operations	$ —	$ —	$ 284	$ 70	$ 112

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya International High Dividend Low Volatility Portfolio - Adviser Class	Voya International High Dividend Low Volatility Portfolio - Initial Class	Voya International High Dividend Low Volatility Portfolio - Service Class	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 5	$ 2,328	$ 2	$ 5	$ 292
Expenses:					
Mortality and expense risk charges	1	609	—	1	104
Total expenses	1	609	—	1	104
Net investment income (loss)	4	1,719	2	4	188
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1)	(576)	(4)	(13)	(4)
Capital gains distributions	20	7,899	6	11	520
Total realized gain (loss) on investments					
and capital gains distributions	19	7,323	2	(2)	516
Net unrealized appreciation					
(depreciation) of investments	(29)	(10,714)	(5)	17	1,116
Net realized and unrealized gain (loss)					
on investments	(10)	(3,391)	(3)	15	1,632
Net increase (decrease) in net assets					
resulting from operations	$ (6)	$ (1,672)	$ (1)	$ 19	$ 1,820

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Service 2 Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 96	$ 2,801	$ 7	$ 247	$ 147
Expenses:					
Mortality and expense risk charges	29	1,238	1	98	50
Total expenses	29	1,238	1	98	50
Net investment income (loss)	67	1,563	6	149	97
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(84)	(2,643)	(2)	10	(85)
Capital gains distributions	217	5,630	27	759	580
Total realized gain (loss) on investments					
and capital gains distributions	133	2,987	25	769	495
Net unrealized appreciation					
(depreciation) of investments	217	12,066	17	874	504
Net realized and unrealized gain (loss)					
on investments	350	15,053	42	1,643	999
Net increase (decrease) in net assets					
resulting from operations	$ 417	$ 16,616	$ 48	$ 1,792	$ 1,096

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Adviser Class	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service 2 Class	Voya Solution 2045 Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 2,837	$ —	$ 161	$ 59	$ 1,870
Expenses:					
Mortality and expense risk charges	1,383	—	66	24	1,014
Total expenses	1,383	—	66	24	1,014
Net investment income (loss)	1,454	—	95	35	856
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(3,527)	—	(137)	17	(2,993)
Capital gains distributions	9,953	1	526	254	7,033
Total realized gain (loss) on investments					
and capital gains distributions	6,426	1	389	271	4,040
Net unrealized appreciation					
(depreciation) of investments	12,769	1	957	250	12,596
Net realized and unrealized gain (loss)					
on investments	19,195	2	1,346	521	16,636
Net increase (decrease) in net assets					
resulting from operations	$ 20,649	$ 2	$ 1,441	$ 556	$ 17,492

The accompanying notes are an integral part of these financial statements.

	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service 2 Class	Voya Solution 2055 Portfolio - Service Class	Voya Solution 2065 Portfolio - Service Class	Voya Solution Balanced Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 75	$ 10	$ 462	$ 4	$ 122
Expenses:					
Mortality and expense risk charges	40	6	289	—	64
Total expenses	40	6	289	—	64
Net investment income (loss)	35	4	173	4	58
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	6	(136)	340	6	8
Capital gains distributions	254	51	1,816	2	287
Total realized gain (loss) on investments					
and capital gains distributions	260	(85)	2,156	8	295
Net unrealized appreciation					
(depreciation) of investments	590	113	3,349	19	372
Net realized and unrealized gain (loss)					
on investments	850	28	5,505	27	667
Net increase (decrease) in net assets					
resulting from operations	$ 885	$ 32	$ 5,678	$ 31	$ 725

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service 2 Class	Voya Solution Income Portfolio - Service Class	Voya Solution Moderately Conservative Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 10	$ 247	$ 63	$ 894	$ 175
Expenses:					
Mortality and expense risk charges	2	49	15	313	78
Total expenses	2	49	15	313	78
Net investment income (loss)	8	198	48	581	97
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	32	64	56	511	(52)
Capital gains distributions	1	25	8	101	213
Total realized gain (loss) on investments					
and capital gains distributions	33	89	64	612	161
Net unrealized appreciation					
(depreciation) of investments	12	848	213	2,717	507
Net realized and unrealized gain (loss)					
on investments	45	937	277	3,329	668
Net increase (decrease) in net assets					
resulting from operations	$ 53	$ 1,135	$ 325	$ 3,910	$ 765

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 495	$ 792	$ —	$ —
Expenses:					
Mortality and expense risk charges	—	140	430	1	1,365
Total expenses	—	140	430	1	1,365
Net investment income (loss)	—	355	362	(1)	(1,365)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	(653)	(2,491)	(60)	(1,978)
Capital gains distributions	—	180	346	—	—
Total realized gain (loss) on investments and capital gains distributions	—	(473)	(2,145)	(60)	(1,978)
Net unrealized appreciation (depreciation) of investments	1	952	2,608	167	48,317
Net realized and unrealized gain (loss) on investments	1	479	463	107	46,339
Net increase (decrease) in net assets resulting from operations	$ 1	$ 834	$ 825	$ 106	$ 44,974

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Adviser Class	VY® Invesco Comstock Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 34	$ 4	$ 1,065
Expenses:					
Mortality and expense risk charges	130	—	41	1	483
Total expenses	130	—	41	1	483
Net investment income (loss)	(130)	—	(7)	3	582
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(889)	—	(203)	—	2,033
Capital gains distributions	399	5	206	7	1,493
Total realized gain (loss) on investments					
and capital gains distributions	(490)	5	3	7	3,526
Net unrealized appreciation					
(depreciation) of investments	3,136	6	472	(13)	(5,653)
Net realized and unrealized gain (loss)					
on investments	2,646	11	475	(6)	(2,127)
Net increase (decrease) in net assets					
resulting from operations	$ 2,516	$ 11	$ 468	$ (3)	$ (1,545)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® Invesco Oppenheimer Global Portfolio - Adviser Class	VY® Invesco Oppenheimer Global Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 20	$ 4,796	$ 15	$ 2	$ 6,690
Expenses:					
Mortality and expense risk charges	5	2,516	6	1	5,906
Total expenses	5	2,516	6	1	5,906
Net investment income (loss)	15	2,280	9	1	784
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(6)	5,587	(34)	(5)	13,314
Capital gains distributions	62	11,187	41	9	20,688
Total realized gain (loss) on investments					
and capital gains distributions	56	16,774	7	4	34,002
Net unrealized appreciation					
(depreciation) of investments	59	2,458	34	54	109,074
Net realized and unrealized gain (loss)					
on investments	115	19,232	41	58	143,076
Net increase (decrease) in net assets					
resulting from operations	$ 130	$ 21,512	$ 50	$ 59	$ 143,860

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	VY® Invesco Oppenheimer Global Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 17	$ 2	$ 233	$ 547	$ —
Expenses:					
Mortality and expense risk charges	18	1	130	474	1
Total expenses	18	1	130	474	1
Net investment income (loss)	(1)	1	103	73	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	16	(33)	(1,171)	(3,442)	12
Capital gains distributions	68	20	1,408	4,082	34
Total realized gain (loss) on investments and capital gains distributions	84	(13)	237	640	46
Net unrealized appreciation (depreciation) of investments	385	6	(697)	(1,950)	60
Net realized and unrealized gain (loss) on investments	469	(7)	(460)	(1,310)	106
Net increase (decrease) in net assets resulting from operations	$ 468	$ (6)	$ (357)	$ (1,237)	$ 105

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 506	$ 1	$ —	$ —	$ —
Expenses:					
Mortality and expense risk charges	5,255	10	4	5,252	23
Total expenses	5,255	10	4	5,252	23
Net investment income (loss)	(4,749)	(9)	(4)	(5,252)	(23)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	26,486	41	12	26,254	37
Capital gains distributions	41,004	98	49	22,748	131
Total realized gain (loss) on investments					
and capital gains distributions	67,490	139	61	49,002	168
Net unrealized appreciation					
(depreciation) of investments	80,714	185	295	145,589	803
Net realized and unrealized gain (loss)					
on investments	148,204	324	356	194,591	971
Net increase (decrease) in net assets					
resulting from operations	$ 143,455	$ 315	$ 352	$ 189,339	$ 948

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 183	$ 760	$ 1,425	$ 1,337	$ 14
Expenses:					
Mortality and expense risk charges	75	296	677	550	5
Total expenses	75	296	677	550	5
Net investment income (loss)	108	464	748	787	9
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	99	(27)	2,909	1,339	10
Capital gains distributions	1,773	1,046	5,676	2,762	144
Total realized gain (loss) on investments					
and capital gains distributions	1,872	1,019	8,585	4,101	154
Net unrealized appreciation					
(depreciation) of investments	(869)	1,401	(143)	1,611	64
Net realized and unrealized gain (loss)					
on investments	1,003	2,420	8,442	5,712	218
Net increase (decrease) in net assets					
resulting from operations	$ 1,111	$ 2,884	$ 9,190	$ 6,499	$ 227

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S	Voya Global High Dividend Low Volatility Portfolio - Class I	Voya Global High Dividend Low Volatility Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 15,685	$ 3	$ 1,857	$ 220	$ 5,854
Expenses:					
Mortality and expense risk charges	12,520	2	592	113	3,765
Total expenses	12,520	2	592	113	3,765
Net investment income (loss)	3,165	1	1,265	107	2,089
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	46,164	—	182	13	16,199
Capital gains distributions	111,224	26	—	—	32,925
Total realized gain (loss) on investments and capital gains distributions	157,388	26	182	13	49,124
Net unrealized appreciation (depreciation) of investments	11,258	15	(3,616)	(489)	911
Net realized and unrealized gain (loss) on investments	168,646	41	(3,434)	(476)	50,035
Net increase (decrease) in net assets resulting from operations	$ 171,811	$ 42	$ (2,169)	$ (369)	$ 52,124

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 3	$ 3,842	$ 1	$ 1,280	$ 1
Expenses:					
Mortality and expense risk charges	1	2,467	—	1,096	—
Total expenses	1	2,467	—	1,096	—
Net investment income (loss)	2	1,375	1	184	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	17	11,508	(3)	4,506	(2)
Capital gains distributions	18	—	—	1,342	2
Total realized gain (loss) on investments					
and capital gains distributions	35	11,508	(3)	5,848	—
Net unrealized appreciation					
(depreciation) of investments	(18)	3,893	5	(2,290)	3
Net realized and unrealized gain (loss)					
on investments	17	15,401	2	3,558	3
Net increase (decrease) in net assets					
resulting from operations	$ 19	$ 16,776	$ 3	$ 3,742	$ 4

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 1,104	$ —	$ 640	$ 15	$ 2,813
Expenses:					
Mortality and expense risk charges	377	—	1,160	17	1,424
Total expenses	377	—	1,160	17	1,424
Net investment income (loss)	727	—	(520)	(2)	1,389
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(198)	—	5,911	336	7,554
Capital gains distributions	—	—	4,663	136	6,986
Total realized gain (loss) on investments					
and capital gains distributions	(198)	—	10,574	472	14,540
Net unrealized appreciation					
(depreciation) of investments	2,280	1	25,669	551	23,483
Net realized and unrealized gain (loss)					
on investments	2,082	1	36,243	1,023	38,023
Net increase (decrease) in net assets					
resulting from operations	$ 2,809	$ 1	$ 35,723	$ 1,021	$ 39,412

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 6	$ 5	$ 179	$ 36	$ 2,445
Expenses:					
Mortality and expense risk charges	5	5	180	204	1,218
Total expenses	5	5	180	204	1,218
Net investment income (loss)	1	—	(1)	(168)	1,227
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	22	2	369	1,213	(8,131)
Capital gains distributions	18	14	534	1,325	22,469
Total realized gain (loss) on investments					
and capital gains distributions	40	16	903	2,538	14,338
Net unrealized appreciation					
(depreciation) of investments	51	(19)	(919)	4,099	11,970
Net realized and unrealized gain (loss)					
on investments	91	(3)	(16)	6,637	26,308
Net increase (decrease) in net assets					
resulting from operations	$ 92	$ (3)	$ (17)	$ 6,469	$ 27,535

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 933	$ 715	$ 1	$ 754	$ 327
Expenses:					
Mortality and expense risk charges	688	1,177	1	228	2,305
Total expenses	688	1,177	1	228	2,305
Net investment income (loss)	245	(462)	—	526	(1,978)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,996)	(5,739)	(19)	388	(1,715)
Capital gains distributions	5,270	2,134	3	156	14,965
Total realized gain (loss) on investments					
and capital gains distributions	3,274	(3,605)	(16)	544	13,250
Net unrealized appreciation					
(depreciation) of investments	13,971	16,720	29	376	90,230
Net realized and unrealized gain (loss)					
on investments	17,245	13,115	13	920	103,480
Net increase (decrease) in net assets					
resulting from operations	$ 17,490	$ 12,653	$ 13	$ 1,446	$ 101,502

The accompanying notes are an integral part of these financial statements.

	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ —	$ —	$ 744	$ 448
Expenses:					
Mortality and expense risk charges	6	580	—	270	540
Total expenses	6	580	—	270	540
Net investment income (loss)	(5)	(580)	—	474	(92)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	54	(1,610)	(6)	(2,246)	(4,251)
Capital gains distributions	66	285	—	1,328	6,653
Total realized gain (loss) on investments					
and capital gains distributions	120	(1,325)	(6)	(918)	2,402
Net unrealized appreciation					
(depreciation) of investments	295	16,909	20	5,288	11,679
Net realized and unrealized gain (loss)					
on investments	415	15,584	14	4,370	14,081
Net increase (decrease) in net assets					
resulting from operations	$ 410	$ 15,004	$ 14	$ 4,844	$ 13,989

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Wanger USA	Washington Mutual Investors Fund^{SM} - Class R-3	Washington Mutual Investors Fund^{SM} - Class R-4	Wells Fargo Small Company Growth Fund - Administrator Class	Wells Fargo Small Company Value Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 16	$ 4,030	$ —	$ 1
Expenses:					
Mortality and expense risk charges	635	6	2,158	76	1
Total expenses	635	6	2,158	76	1
Net investment income (loss)	(635)	10	1,872	(76)	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(10,293)	(15)	9,894	(328)	(1)
Capital gains distributions	9,364	14	3,055	1,219	—
Total realized gain (loss) on investments					
and capital gains distributions	(929)	(1)	12,949	891	(1)
Net unrealized appreciation					
(depreciation) of investments	21,083	18	(1,043)	1,168	4
Net realized and unrealized gain (loss)					
on investments	20,154	17	11,906	2,059	3
Net increase (decrease) in net assets					
resulting from operations	$ 19,519	$ 27	$ 13,778	$ 1,983	$ 3

The accompanying notes are an integral part of these financial statements.

	Wells Fargo Special Small Cap Value Fund - Class A
Net investment income (loss)	
Investment income:	
Dividends	$ 380
Expenses:	
Mortality and expense risk charges	1,042
Total expenses	1,042
Net investment income (loss)	(662)
Realized and unrealized gain (loss)	
on investments	
Net realized gain (loss) on investments	6,252
Capital gains distributions	32
Total realized gain (loss) on investments	
and capital gains distributions	6,284
Net unrealized appreciation	
(depreciation) of investments	(7,281)
Net realized and unrealized gain (loss)	
on investments	(997)
Net increase (decrease) in net assets	
resulting from operations	$ (1,659)

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	AB Relative Value Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen Emerging Markets Sustainable Leaders Fund - Institutional Class	Invesco Capital Appreciation Fund - Class A
Net assets at January 1, 2019	$ 174	$ 572	$ 12,452	$ 66
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	—	217	(1)
Total realized gain (loss) on investments				
and capital gains distributions	5	69	252	16
Net unrealized appreciation (depreciation)				
of investments	27	56	2,618	5
Net increase (decrease) in net assets resulting from operations	33	125	3,087	20
Changes from principal transactions:				
Total unit transactions	(40)	3	1,616	(11)
Increase (decrease) in net assets derived from				
principal transactions	(40)	3	1,616	(11)
Total increase (decrease) in net assets	(7)	128	4,703	9
Net assets at December 31, 2019	167	700	17,155	75
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	3	56	(1)
Total realized gain (loss) on investments				
and capital gains distributions	—	21	248	4
Net unrealized appreciation (depreciation)				
of investments	3	(15)	3,967	19
Net increase (decrease) in net assets resulting from operations	4	9	4,271	22
Changes from principal transactions:				
Total unit transactions	(7)	(56)	1,450	(14)
Increase (decrease) in net assets derived from				
principal transactions	(7)	(56)	1,450	(14)
Total increase (decrease) in net assets	(3)	(47)	5,721	8
Net assets at December 31, 2020	$ 164	$ 653	$ 22,876	$ 83

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Invesco Floating Rate ESG Fund - Class R5	Invesco Main Street Fund - Class A	Invesco Main Street Mid Cap Fund® - Class A	Invesco Mid Cap Core Equity Fund - Class A
Net assets at January 1, 2019	$ 279	$ 910	$ —	$ 3,104
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	—	—	(26)
Total realized gain (loss) on investments				
and capital gains distributions	(1)	91	—	568
Net unrealized appreciation (depreciation)				
of investments	5	221	—	220
Net increase (decrease) in net assets resulting from operations	20	312	—	762
Changes from principal transactions:				
Total unit transactions	60	428	—	(41)
Increase (decrease) in net assets derived from				
principal transactions	60	428	—	(41)
Total increase (decrease) in net assets	80	740	—	721
Net assets at December 31, 2019	359	1,650	—	3,825
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	(3)	(22)	(4)
Total realized gain (loss) on investments				
and capital gains distributions	(8)	(1)	83	(1,365)
Net unrealized appreciation (depreciation)				
of investments	(2)	217	948	643
Net increase (decrease) in net assets resulting from operations	1	213	1,009	(726)
Changes from principal transactions:				
Total unit transactions	(48)	(265)	2,841	(3,099)
Increase (decrease) in net assets derived from				
principal transactions	(48)	(265)	2,841	(3,099)
Total increase (decrease) in net assets	(47)	(52)	3,850	(3,825)
Net assets at December 31, 2020	$ 312	$ 1,598	$ 3,850	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco International Small-Mid Company Fund - Class Y	Invesco Oppenheimer International Growth Fund - Class Y
Net assets at January 1, 2019	$ 91	$ 523	$ 543	$ 492
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	10	(4)	1
Total realized gain (loss) on investments				
and capital gains distributions	9	56	46	5
Net unrealized appreciation (depreciation)				
of investments	12	75	96	142
Net increase (decrease) in net assets resulting from operations	20	141	138	148
Changes from principal transactions:				
Total unit transactions	3	51	114	130
Increase (decrease) in net assets derived from				
principal transactions	3	51	114	130
Total increase (decrease) in net assets	23	192	252	278
Net assets at December 31, 2019	114	715	795	770
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	3	(9)	(9)
Total realized gain (loss) on investments				
and capital gains distributions	24	87	94	196
Net unrealized appreciation (depreciation)				
of investments	48	12	124	(55)
Net increase (decrease) in net assets resulting from operations	71	102	209	132
Changes from principal transactions:				
Total unit transactions	18	13	70	(497)
Increase (decrease) in net assets derived from				
principal transactions	18	13	70	(497)
Total increase (decrease) in net assets	89	115	279	(365)
Net assets at December 31, 2020	$ 203	$ 830	$ 1,074	$ 405

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Invesco Developing Markets Fund - Class A	Invesco Developing Markets Fund - Class Y	Invesco Endeavor Fund - Class A	Invesco Health Care Fund - Investor Class
Net assets at January 1, 2019	$ 216,966	$ 42,564	$ 14	$ 132
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,878)	43	—	(1)
Total realized gain (loss) on investments				
and capital gains distributions	15,684	2,527	1	10
Net unrealized appreciation (depreciation)				
of investments	33,731	7,231	2	26
Net increase (decrease) in net assets resulting from operations	47,537	9,801	3	35
Changes from principal transactions:				
Total unit transactions	(17,815)	(2,976)	9	(52)
Increase (decrease) in net assets derived from				
principal transactions	(17,815)	(2,976)	9	(52)
Total increase (decrease) in net assets	29,722	6,825	12	(17)
Net assets at December 31, 2019	246,688	49,389	26	115
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,299)	(86)	—	(1)
Total realized gain (loss) on investments				
and capital gains distributions	12,195	1,814	2	12
Net unrealized appreciation (depreciation)				
of investments	23,974	4,985	(2)	—
Net increase (decrease) in net assets resulting from operations	33,870	6,713	—	11
Changes from principal transactions:				
Total unit transactions	(27,897)	(5,946)	(1)	(34)
Increase (decrease) in net assets derived from				
principal transactions	(27,897)	(5,946)	(1)	(34)
Total increase (decrease) in net assets	5,973	767	(1)	(23)
Net assets at December 31, 2020	$ 252,661	$ 50,156	$ 25	$ 92

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Invesco International Bond Fund - Class A	Invesco High Yield Fund - Class R5	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5
Net assets at January 1, 2019	$ 135	$ 533	$ 754	$ 44
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	33	(8)	1
Total realized gain (loss) on investments				
and capital gains distributions	(7)	(1)	29	(8)
Net unrealized appreciation (depreciation)				
of investments	13	40	165	10
Net increase (decrease) in net assets resulting from operations	10	72	186	3
Changes from principal transactions:				
Total unit transactions	(101)	195	62	—
Increase (decrease) in net assets derived from				
principal transactions	(101)	195	62	—
Total increase (decrease) in net assets	(91)	267	248	3
Net assets at December 31, 2019	44	800	1,002	47
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	42	(7)	1
Total realized gain (loss) on investments				
and capital gains distributions	(3)	(36)	(112)	(10)
Net unrealized appreciation (depreciation)				
of investments	—	9	106	(3)
Net increase (decrease) in net assets resulting from operations	(2)	15	(13)	(12)
Changes from principal transactions:				
Total unit transactions	(33)	(420)	(155)	2
Increase (decrease) in net assets derived from				
principal transactions	(33)	(420)	(155)	2
Total increase (decrease) in net assets	(35)	(405)	(168)	(10)
Net assets at December 31, 2020	$ 9	$ 395	$ 834	$ 37

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Invesco Gold & Special Minerals Fund - Class A	Invesco Small Cap Value Fund - Class A	Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I	Invesco Oppenheimer V.I. Global Fund - Series I
Net assets at January 1, 2019	$ 45	$ 60	$ 14	$ 231
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1)	—	—
Total realized gain (loss) on investments				
and capital gains distributions	1	(12)	2	41
Net unrealized appreciation (depreciation)				
of investments	23	30	3	29
Net increase (decrease) in net assets resulting from operations	24	17	5	70
Changes from principal transactions:				
Total unit transactions	10	(32)	(1)	(9)
Increase (decrease) in net assets derived from				
principal transactions	10	(32)	(1)	(9)
Total increase (decrease) in net assets	34	(15)	4	61
Net assets at December 31, 2019	79	45	18	292
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	—	—	(1)
Total realized gain (loss) on investments				
and capital gains distributions	1	(1)	2	14
Net unrealized appreciation (depreciation)				
of investments	48	6	5	61
Net increase (decrease) in net assets resulting from operations	51	5	7	74
Changes from principal transactions:				
Total unit transactions	72	2	(2)	(7)
Increase (decrease) in net assets derived from				
principal transactions	72	2	(2)	(7)
Total increase (decrease) in net assets	123	7	5	67
Net assets at December 31, 2020	$ 202	$ 52	$ 23	$ 359

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Invesco Oppenheimer V.I. Global Strategic Income Fund - Series I	Invesco Oppenheimer V.I. Main Street Fund - Series I	Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I	Invesco V.I. American Franchise Fund - Series I
Net assets at January 1, 2019	$ 90	$ 53	$ 24,778	$ 26,539
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	—	(181)	(315)
Total realized gain (loss) on investments and capital gains distributions	—	11	1,821	6,121
Net unrealized appreciation (depreciation) of investments	6	4	4,466	2,995
Net increase (decrease) in net assets resulting from operations	9	15	6,106	8,801
Changes from principal transactions:				
Total unit transactions	(1)	(7)	(1,790)	(3,276)
Increase (decrease) in net assets derived from principal transactions	(1)	(7)	(1,790)	(3,276)
Total increase (decrease) in net assets	8	8	4,316	5,525
Net assets at December 31, 2019	98	61	29,094	32,064
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	—	(57)	(353)
Total realized gain (loss) on investments and capital gains distributions	—	8	(235)	5,064
Net unrealized appreciation (depreciation) of investments	(2)	(2)	5,058	8,038
Net increase (decrease) in net assets resulting from operations	3	6	4,766	12,749
Changes from principal transactions:				
Total unit transactions	—	(8)	(3,680)	383
Increase (decrease) in net assets derived from principal transactions	—	(8)	(3,680)	383
Total increase (decrease) in net assets	3	(2)	1,086	13,132
Net assets at December 31, 2020	$ 101	$ 59	$ 30,180	$ 45,196

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I	Alger Responsible Investing Fund - Class A	Alger Capital Appreciation Fund - Class A	AllianzGI Dividend Value Fund - Class A
Net assets at January 1, 2019	$ 27,039	$ 6,124	$ 115	$ 297
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(34)	(70)	(1)	3
Total realized gain (loss) on investments				
and capital gains distributions	5,086	777	13	37
Net unrealized appreciation (depreciation)				
of investments	1,977	1,132	20	20
Net increase (decrease) in net assets resulting from operations	7,029	1,839	32	60
Changes from principal transactions:				
Total unit transactions	(3,240)	(883)	(24)	(113)
Increase (decrease) in net assets derived from				
principal transactions	(3,240)	(883)	(24)	(113)
Total increase (decrease) in net assets	3,789	956	8	(53)
Net assets at December 31, 2019	30,828	7,080	123	244
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	85	(97)	(1)	1
Total realized gain (loss) on investments				
and capital gains distributions	7,749	1,113	28	(29)
Net unrealized appreciation (depreciation)				
of investments	(4,234)	1,874	26	14
Net increase (decrease) in net assets resulting from operations	3,600	2,890	53	(14)
Changes from principal transactions:				
Total unit transactions	(1,875)	2,800	13	(51)
Increase (decrease) in net assets derived from				
principal transactions	(1,875)	2,800	13	(51)
Total increase (decrease) in net assets	1,725	5,690	66	(65)
Net assets at December 31, 2020	$ 32,553	$ 12,770	$ 189	$ 179

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	AllianzGI Large-Cap Value Fund - Institutional Class	AllianzGI Small-Cap Value Fund - Class A	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class
Net assets at January 1, 2019	$ 6	$ 240	$ 46,429	$ 66,562
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1)	(328)	190
Total realized gain (loss) on investments				
and capital gains distributions	—	(99)	3,795	8,047
Net unrealized appreciation (depreciation)				
of investments	1	134	11,415	6,920
Net increase (decrease) in net assets resulting from operations	1	34	14,882	15,157
Changes from principal transactions:				
Total unit transactions	1	(245)	833	(7,413)
Increase (decrease) in net assets derived from				
principal transactions	1	(245)	833	(7,413)
Total increase (decrease) in net assets	2	(211)	15,715	7,744
Net assets at December 31, 2019	8	29	62,144	74,306
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	(442)	149
Total realized gain (loss) on investments				
and capital gains distributions	—	—	6,878	6,524
Net unrealized appreciation (depreciation)				
of investments	—	(2)	12,229	1,965
Net increase (decrease) in net assets resulting from operations	—	(2)	18,665	8,638
Changes from principal transactions:				
Total unit transactions	—	(4)	(2,902)	(5,523)
Increase (decrease) in net assets derived from				
principal transactions	—	(4)	(2,902)	(5,523)
Total increase (decrease) in net assets	—	(6)	15,763	3,115
Net assets at December 31, 2020	$ 8	$ 23	$ 77,907	$ 77,421

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class	Inflation-Adjusted Bond Fund - Investor Class	American Century Investments® Disciplined Core Value Fund - A Class
Net assets at January 1, 2019	$ 2,791	$ 315	$ 29,126	$ 9,812
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	21	1	388	68
Total realized gain (loss) on investments				
and capital gains distributions	185	(9)	(197)	383
Net unrealized appreciation (depreciation)				
of investments	197	81	1,628	1,693
Net increase (decrease) in net assets resulting from operations	403	73	1,819	2,144
Changes from principal transactions:				
Total unit transactions	(1,225)	75	(4,109)	(347)
Increase (decrease) in net assets derived from				
principal transactions	(1,225)	75	(4,109)	(347)
Total increase (decrease) in net assets	(822)	148	(2,290)	1,797
Net assets at December 31, 2019	1,969	463	26,836	11,609
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	—	78	52
Total realized gain (loss) on investments				
and capital gains distributions	99	(48)	141	1,521
Net unrealized appreciation (depreciation)				
of investments	38	35	2,518	(478)
Net increase (decrease) in net assets resulting from operations	146	(13)	2,737	1,095
Changes from principal transactions:				
Total unit transactions	(289)	(353)	6,132	(818)
Increase (decrease) in net assets derived from				
principal transactions	(289)	(353)	6,132	(818)
Total increase (decrease) in net assets	(143)	(366)	8,869	277
Net assets at December 31, 2020	$ 1,826	$ 97	$ 35,705	$ 11,886

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	American Funds® Fundamental Investors® - Class R-3	American Funds® Fundamental Investors® - Class R-4	American Mutual Fund® - Class R-4	AMG Managers Fairpointe Mid Cap Fund - Class N
Net assets at January 1, 2019	$ 889	$ 97,554	$ 9,173	$ 22,907
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	691	27	(16)
Total realized gain (loss) on investments				
and capital gains distributions	80	9,715	419	312
Net unrealized appreciation (depreciation)				
of investments	148	15,184	432	2,913
Net increase (decrease) in net assets resulting from operations	236	25,590	878	3,209
Changes from principal transactions:				
Total unit transactions	(35)	(1,750)	(7,269)	(3,696)
Increase (decrease) in net assets derived from				
principal transactions	(35)	(1,750)	(7,269)	(3,696)
Total increase (decrease) in net assets	201	23,840	(6,391)	(487)
Net assets at December 31, 2019	1,090	121,394	2,782	22,420
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	862	24	(146)
Total realized gain (loss) on investments				
and capital gains distributions	(5)	4,809	77	(123)
Net unrealized appreciation (depreciation)				
of investments	84	10,090	(15)	519
Net increase (decrease) in net assets resulting from operations	88	15,761	86	250
Changes from principal transactions:				
Total unit transactions	(124)	(9,157)	(917)	(2,490)
Increase (decrease) in net assets derived from				
principal transactions	(124)	(9,157)	(917)	(2,490)
Total increase (decrease) in net assets	(36)	6,604	(831)	(2,240)
Net assets at December 31, 2020	$ 1,054	$ 127,998	$ 1,951	$ 20,180

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class	Artisan International Fund - Investor Shares	BlackRock Equity Dividend Fund - Investor A Shares
Net assets at January 1, 2019	$ 412	$ 9,051	$ 9,892	$ 769
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(19)	(9)	9
Total realized gain (loss) on investments				
and capital gains distributions	(29)	169	484	99
Net unrealized appreciation (depreciation)				
of investments	107	1,908	2,078	97
Net increase (decrease) in net assets resulting from operations	78	2,058	2,553	205
Changes from principal transactions:				
Total unit transactions	(313)	(875)	(1,301)	(10)
Increase (decrease) in net assets derived from				
principal transactions	(313)	(875)	(1,301)	(10)
Total increase (decrease) in net assets	(235)	1,183	1,252	195
Net assets at December 31, 2019	177	10,234	11,144	964
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(52)	(81)	9
Total realized gain (loss) on investments				
and capital gains distributions	(9)	226	374	25
Net unrealized appreciation (depreciation)				
of investments	6	297	326	2
Net increase (decrease) in net assets resulting from operations	(3)	471	619	36
Changes from principal transactions:				
Total unit transactions	(77)	(1,334)	(934)	66
Increase (decrease) in net assets derived from				
principal transactions	(77)	(1,334)	(934)	66
Total increase (decrease) in net assets	(80)	(863)	(315)	102
Net assets at December 31, 2020	$ 97	$ 9,371	$ 10,829	$ 1,066

The accompanying notes are an integral part of these financial statements.

152

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	BlackRock Mid Cap Dividend Fund - Institutional Shares	BlackRock Mid Cap Dividend Fund - Investor A Shares
Net assets at January 1, 2019	$ 6,535	$ 24,939	$ 188	$ 11,923
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(39)	(184)	2	41
Total realized gain (loss) on investments				
and capital gains distributions	584	2,191	6	13
Net unrealized appreciation (depreciation)				
of investments	927	3,627	48	3,200
Net increase (decrease) in net assets resulting from operations	1,472	5,634	56	3,254
Changes from principal transactions:				
Total unit transactions	(356)	(2,501)	25	(497)
Increase (decrease) in net assets derived from				
principal transactions	(356)	(2,501)	25	(497)
Total increase (decrease) in net assets	1,116	3,133	81	2,757
Net assets at December 31, 2019	7,651	28,072	269	14,680
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(86)	(310)	2	29
Total realized gain (loss) on investments				
and capital gains distributions	780	2,866	(3)	(92)
Net unrealized appreciation (depreciation)				
of investments	957	2,962	24	651
Net increase (decrease) in net assets resulting from operations	1,651	5,518	23	588
Changes from principal transactions:				
Total unit transactions	1,923	2,346	16	(1,074)
Increase (decrease) in net assets derived from				
principal transactions	1,923	2,346	16	(1,074)
Total increase (decrease) in net assets	3,574	7,864	39	(486)
Net assets at December 31, 2020	$ 11,225	$ 35,936	$ 308	$ 14,194

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Bond Fund of America℠ - Class R-4	Calvert US Large-Cap Core Responsible Index Fund - Class A	Calvert VP SRI Balanced Portfolio	Capital Income Builder® - Class R-4
Net assets at January 1, 2019	$ 10,636	$ —	$ 45,323	$ 4,575
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	165	—	248	120
Total realized gain (loss) on investments				
and capital gains distributions	207	—	3,886	67
Net unrealized appreciation (depreciation)				
of investments	397	1	6,012	571
Net increase (decrease) in net assets resulting from operations	769	1	10,146	758
Changes from principal transactions:				
Total unit transactions	3,552	7	(2,001)	658
Increase (decrease) in net assets derived from				
principal transactions	3,552	7	(2,001)	658
Total increase (decrease) in net assets	4,321	8	8,145	1,416
Net assets at December 31, 2019	14,957	8	53,468	5,991
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	194	—	251	176
Total realized gain (loss) on investments				
and capital gains distributions	1,207	—	3,026	7
Net unrealized appreciation (depreciation)				
of investments	378	2	4,034	60
Net increase (decrease) in net assets resulting from operations	1,779	2	7,311	243
Changes from principal transactions:				
Total unit transactions	9,198	6	(1,386)	1,429
Increase (decrease) in net assets derived from				
principal transactions	9,198	6	(1,386)	1,429
Total increase (decrease) in net assets	10,977	8	5,925	1,672
Net assets at December 31, 2020	$ 25,934	$ 16	$ 59,393	$ 7,663

The accompanying notes are an integral part of these financial statements.

154

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Capital World Growth & Income Fund^{SM} - Class R-3	Cohen & Steers Real Estate Securities Fund, Inc. - Class A	Cohen & Steers Realty Shares, Inc.	Columbia^{SM} Acorn® Fund - Class A Shares
Net assets at January 1, 2019	$ 557	$ 53	$ 7,400	$ 58
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	8	149	(1)
Total realized gain (loss) on investments				
and capital gains distributions	5	44	962	(1)
Net unrealized appreciation (depreciation)				
of investments	120	2	1,226	15
Net increase (decrease) in net assets resulting from operations	131	54	2,337	13
Changes from principal transactions:				
Total unit transactions	(51)	1,256	1,255	(4)
Increase (decrease) in net assets derived from				
principal transactions	(51)	1,256	1,255	(4)
Total increase (decrease) in net assets	80	1,310	3,592	9
Net assets at December 31, 2019	637	1,363	10,992	67
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	30	141	(1)
Total realized gain (loss) on investments				
and capital gains distributions	6	(71)	(297)	13
Net unrealized appreciation (depreciation)				
of investments	70	9	(413)	7
Net increase (decrease) in net assets resulting from operations	80	(32)	(569)	19
Changes from principal transactions:				
Total unit transactions	(47)	375	(1,763)	8
Increase (decrease) in net assets derived from				
principal transactions	(47)	375	(1,763)	8
Total increase (decrease) in net assets	33	343	(2,332)	27
Net assets at December 31, 2020	$ 670	$ 1,706	$ 8,660	$ 94

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Columbia[SM] Acorn® Fund - Institutional Class	Columbia Select Mid Cap Value Fund - Class A Shares	Columbia Select Mid Cap Value Fund - Institutional Class	CRM Mid Cap Value Fund - Investor Shares
Net assets at January 1, 2019	$ 5	$ 7,411	$ 2	$ 296
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	—	(2)
Total realized gain (loss) on investments and capital gains distributions	1	(1,797)	—	(16)
Net unrealized appreciation (depreciation) of investments	1	3,684	1	77
Net increase (decrease) in net assets resulting from operations	2	1,887	1	59
Changes from principal transactions:				
Total unit transactions	2	(2,587)	(1)	(245)
Increase (decrease) in net assets derived from principal transactions	2	(2,587)	(1)	(245)
Total increase (decrease) in net assets	4	(700)	—	(186)
Net assets at December 31, 2019	9	6,711	2	110
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(10)	—	(1)
Total realized gain (loss) on investments and capital gains distributions	—	(399)	—	(5)
Net unrealized appreciation (depreciation) of investments	1	628	—	3
Net increase (decrease) in net assets resulting from operations	1	219	—	(3)
Changes from principal transactions:				
Total unit transactions	(10)	(654)	1	(47)
Increase (decrease) in net assets derived from principal transactions	(10)	(654)	1	(47)
Total increase (decrease) in net assets	(9)	(435)	1	(50)
Net assets at December 31, 2020	$ —	$ 6,276	$ 3	$ 60

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Davis Financial Fund - Class Y	Delaware Small Cap Value Fund - Class A	Delaware Smid Cap Growth Fund - Institutional Class	DWS Small Cap Growth Fund - Class S
Net assets at January 1, 2019	$ 51	$ 2,656	$ 11,472	$ 16
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	5	—	—
Total realized gain (loss) on investments and capital gains distributions	3	56	587	(1)
Net unrealized appreciation (depreciation) of investments	10	624	3,568	4
Net increase (decrease) in net assets resulting from operations	13	685	4,155	3
Changes from principal transactions:				
Total unit transactions	12	(529)	1,195	2
Increase (decrease) in net assets derived from principal transactions	12	(529)	1,195	2
Total increase (decrease) in net assets	25	156	5,350	5
Net assets at December 31, 2019	76	2,812	16,822	21
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	(4)	(326)	2,212	(3)
Net unrealized appreciation (depreciation) of investments	(2)	177	14,128	7
Net increase (decrease) in net assets resulting from operations	(6)	(149)	16,340	4
Changes from principal transactions:				
Total unit transactions	(7)	(110)	1,142	(1)
Increase (decrease) in net assets derived from principal transactions	(7)	(110)	1,142	(1)
Total increase (decrease) in net assets	(13)	(259)	17,482	3
Net assets at December 31, 2020	$ 63	$ 2,553	$ 34,304	$ 24

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	DWS Equity 500 Index Fund - Class S	DFA Emerging Markets Core Equity Portfolio - Institutional Class	DFA Inflation-Protected Securities Portfolio - Institutional Class	DFA U.S. Targeted Value Portfolio - Institutional Class
Net assets at January 1, 2019	$ 646	$ 2,016	$ 1,050	$ 13,073
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	61	23	226
Total realized gain (loss) on investments				
and capital gains distributions	83	47	(1)	661
Net unrealized appreciation (depreciation)				
of investments	104	234	67	2,074
Net increase (decrease) in net assets resulting from operations	192	342	89	2,961
Changes from principal transactions:				
Total unit transactions	(18)	287	179	1,746
Increase (decrease) in net assets derived from				
principal transactions	(18)	287	179	1,746
Total increase (decrease) in net assets	174	629	268	4,707
Net assets at December 31, 2019	820	2,645	1,318	17,780
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	52	30	295
Total realized gain (loss) on investments				
and capital gains distributions	171	19	66	(155)
Net unrealized appreciation (depreciation)				
of investments	(24)	318	116	937
Net increase (decrease) in net assets resulting from operations	152	389	212	1,077
Changes from principal transactions:				
Total unit transactions	113	87	900	1,290
Increase (decrease) in net assets derived from				
principal transactions	113	87	900	1,290
Total increase (decrease) in net assets	265	476	1,112	2,367
Net assets at December 31, 2020	$ 1,085	$ 3,121	$ 2,430	$ 20,147

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Eaton Vance Large-Cap Value Fund - Class R Shares	EuroPacific Growth Fund® - Class R-3
Net assets at January 1, 2019	$ 126	$ 156	$ 2	$ 3,220
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	—	—	3
Total realized gain (loss) on investments and capital gains distributions	1	22	—	136
Net unrealized appreciation (depreciation) of investments	22	6	—	606
Net increase (decrease) in net assets resulting from operations	27	28	—	745
Changes from principal transactions:				
Total unit transactions	15	(49)	(1)	(1,208)
Increase (decrease) in net assets derived from principal transactions	15	(49)	(1)	(1,208)
Total increase (decrease) in net assets	42	(21)	(1)	(463)
Net assets at December 31, 2019	168	135	1	2,757
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	1	—	(15)
Total realized gain (loss) on investments and capital gains distributions	—	7	—	59
Net unrealized appreciation (depreciation) of investments	1	5	—	549
Net increase (decrease) in net assets resulting from operations	2	13	—	593
Changes from principal transactions:				
Total unit transactions	8	10	—	(203)
Increase (decrease) in net assets derived from principal transactions	8	10	—	(203)
Total increase (decrease) in net assets	10	23	—	390
Net assets at December 31, 2020	$ 178	$ 158	$ 1	$ 3,147

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-4	Federated Hermes International Leaders Fund - Institutional Shares	Fidelity Advisor® New Insights Fund - Class I	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net assets at January 1, 2019	$ 275,861	$ 2	$ 2,475	$ 1,099,134
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	695	—	(26)	(6,128)
Total realized gain (loss) on investments				
and capital gains distributions	19,073	—	232	160,918
Net unrealized appreciation (depreciation)				
of investments	48,100	1	514	162,468
Net increase (decrease) in net assets resulting from operations	67,868	1	720	317,258
Changes from principal transactions:				
Total unit transactions	(30,658)	7	385	(124,809)
Increase (decrease) in net assets derived from				
principal transactions	(30,658)	7	385	(124,809)
Total increase (decrease) in net assets	37,210	8	1,105	192,449
Net assets at December 31, 2019	313,071	10	3,580	1,291,583
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,976)	—	(44)	(9,500)
Total realized gain (loss) on investments				
and capital gains distributions	15,192	1	772	66,241
Net unrealized appreciation (depreciation)				
of investments	55,351	3	(1)	300,569
Net increase (decrease) in net assets resulting from operations	68,567	4	727	357,310
Changes from principal transactions:				
Total unit transactions	(24,088)	10	(2,087)	(143,920)
Increase (decrease) in net assets derived from				
principal transactions	(24,088)	10	(2,087)	(143,920)
Total increase (decrease) in net assets	44,479	14	(1,360)	213,390
Net assets at December 31, 2020	$ 357,550	$ 24	$ 2,220	$ 1,504,973

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Asset Manager Portfolio - Initial Class	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class
Net assets at January 1, 2019	$ 243,084	$ 14,470	$ 220,603	$ 319,689
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,455	93	2,305	(2,597)
Total realized gain (loss) on investments				
and capital gains distributions	11,539	672	22,401	44,133
Net unrealized appreciation (depreciation)				
of investments	59,139	1,628	29,584	58,967
Net increase (decrease) in net assets resulting from operations	73,133	2,393	54,290	100,503
Changes from principal transactions:				
Total unit transactions	2,750	(577)	(24,158)	(32,761)
Increase (decrease) in net assets derived from				
principal transactions	2,750	(577)	(24,158)	(32,761)
Total increase (decrease) in net assets	75,883	1,816	30,132	67,742
Net assets at December 31, 2019	318,967	16,286	250,735	387,431
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,897	49	1,712	(3,911)
Total realized gain (loss) on investments				
and capital gains distributions	20,881	173	12,831	63,452
Net unrealized appreciation (depreciation)				
of investments	28,366	1,794	(3,624)	99,714
Net increase (decrease) in net assets resulting from operations	51,144	2,016	10,919	159,255
Changes from principal transactions:				
Total unit transactions	(21,249)	(1,280)	(20,501)	(17,598)
Increase (decrease) in net assets derived from				
principal transactions	(21,249)	(1,280)	(20,501)	(17,598)
Total increase (decrease) in net assets	29,895	736	(9,582)	141,657
Net assets at December 31, 2020	$ 348,862	$ 17,022	$ 241,153	$ 529,088

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R	Franklin Biotechnology Discovery Fund - Advisor Class
Net assets at January 1, 2019	$ 7,738	$ 25,131	$ 1,325	$ 274
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	336	195	11	(3)
Total realized gain (loss) on investments and capital gains distributions	(118)	1,972	6	38
Net unrealized appreciation (depreciation) of investments	839	4,055	248	54
Net increase (decrease) in net assets resulting from operations	1,057	6,222	265	89
Changes from principal transactions:				
Total unit transactions	(184)	(2,726)	(491)	(40)
Increase (decrease) in net assets derived from principal transactions	(184)	(2,726)	(491)	(40)
Total increase (decrease) in net assets	873	3,496	(226)	49
Net assets at December 31, 2019	8,611	28,627	1,099	323
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	321	(154)	18	(4)
Total realized gain (loss) on investments and capital gains distributions	(126)	1,903	(10)	56
Net unrealized appreciation (depreciation) of investments	(63)	1,888	(74)	50
Net increase (decrease) in net assets resulting from operations	132	3,637	(66)	102
Changes from principal transactions:				
Total unit transactions	(4)	(4,391)	(89)	37
Increase (decrease) in net assets derived from principal transactions	(4)	(4,391)	(89)	37
Total increase (decrease) in net assets	128	(754)	(155)	139
Net assets at December 31, 2020	$ 8,739	$ 27,873	$ 944	$ 462

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value VIP Fund - Class 2	Goldman Sachs Growth Opportunities Fund - Investor Shares
Net assets at January 1, 2019	$ 12	$ 278	$ 95,726	$ 16
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(3)	109	—
Total realized gain (loss) on investments				
and capital gains distributions	—	58	16,813	9
Net unrealized appreciation (depreciation)				
of investments	1	30	6,205	(1)
Net increase (decrease) in net assets resulting from operations	1	85	23,127	8
Changes from principal transactions:				
Total unit transactions	3	(1)	(8,318)	16
Increase (decrease) in net assets derived from				
principal transactions	3	(1)	(8,318)	16
Total increase (decrease) in net assets	4	84	14,809	24
Net assets at December 31, 2019	16	362	110,535	40
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(2)	510	(1)
Total realized gain (loss) on investments				
and capital gains distributions	(11)	30	(1,125)	17
Net unrealized appreciation (depreciation)				
of investments	8	66	3,767	11
Net increase (decrease) in net assets resulting from operations	(2)	94	3,152	27
Changes from principal transactions:				
Total unit transactions	8	(202)	(7,757)	40
Increase (decrease) in net assets derived from				
principal transactions	8	(202)	(7,757)	40
Total increase (decrease) in net assets	6	(108)	(4,605)	67
Net assets at December 31, 2020	$ 22	$ 254	$ 105,930	$ 107

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Growth Fund of America® - Class R-3	Growth Fund of America® - Class R-4	The Hartford Capital Appreciation Fund - Class R4	The Hartford Dividend And Growth Fund - Class R4
Net assets at January 1, 2019	$ 9,942	$ 402,267	$ —	$ 7
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(33)	(1,326)	—	—
Total realized gain (loss) on investments and capital gains distributions	1,057	54,858	—	—
Net unrealized appreciation (depreciation) of investments	1,272	50,669	—	2
Net increase (decrease) in net assets resulting from operations	2,296	104,201	—	2
Changes from principal transactions:				
Total unit transactions	(4,033)	(40,019)	—	—
Increase (decrease) in net assets derived from principal transactions	(4,033)	(40,019)	—	—
Total increase (decrease) in net assets	(1,737)	64,182	—	2
Net assets at December 31, 2019	8,205	466,449	—	9
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(57)	(3,533)	—	—
Total realized gain (loss) on investments and capital gains distributions	690	53,715	—	—
Net unrealized appreciation (depreciation) of investments	2,027	111,103	—	—
Net increase (decrease) in net assets resulting from operations	2,660	161,285	—	—
Changes from principal transactions:				
Total unit transactions	(846)	(41,641)	—	(5)
Increase (decrease) in net assets derived from principal transactions	(846)	(41,641)	—	(5)
Total increase (decrease) in net assets	1,814	119,644	—	(5)
Net assets at December 31, 2020	$ 10,019	$ 586,093	$ —	$ 4

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	The Hartford International Opportunities Fund - Class R4	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y	Janus Henderson Balanced Portfolio - Institutional Shares
Net assets at January 1, 2019	$ 1,479	$ 907	$ 12,191	$ 147
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	20	(172)	1
Total realized gain (loss) on investments				
and capital gains distributions	(45)	48	2,408	9
Net unrealized appreciation (depreciation)				
of investments	387	78	3,917	19
Net increase (decrease) in net assets resulting from operations	344	146	6,153	29
Changes from principal transactions:				
Total unit transactions	(167)	(223)	3,420	(19)
Increase (decrease) in net assets derived from				
principal transactions	(167)	(223)	3,420	(19)
Total increase (decrease) in net assets	177	(77)	9,573	10
Net assets at December 31, 2019	1,656	830	21,764	157
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	17	(267)	2
Total realized gain (loss) on investments				
and capital gains distributions	(12)	3	3,459	3
Net unrealized appreciation (depreciation)				
of investments	417	8	5,456	16
Net increase (decrease) in net assets resulting from operations	396	28	8,648	21
Changes from principal transactions:				
Total unit transactions	334	(110)	3,186	(1)
Increase (decrease) in net assets derived from				
principal transactions	334	(110)	3,186	(1)
Total increase (decrease) in net assets	730	(82)	11,834	20
Net assets at December 31, 2020	$ 2,386	$ 748	$ 33,598	$ 177

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Janus Henderson Enterprise Portfolio - Institutional Shares	Janus Henderson Flexible Bond Portfolio - Institutional Shares	Janus Henderson Global Research Portfolio - Institutional Shares	Janus Henderson Research Portfolio - Institutional Shares
Net assets at January 1, 2019	$ 263	$ 13	$ 66	$ 66
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	—	—	(1)
Total realized gain (loss) on investments and capital gains distributions	28	—	6	14
Net unrealized appreciation (depreciation) of investments	63	1	13	5
Net increase (decrease) in net assets resulting from operations	88	1	19	18
Changes from principal transactions:				
Total unit transactions	(7)	(1)	(1)	(20)
Increase (decrease) in net assets derived from principal transactions	(7)	(1)	(1)	(20)
Total increase (decrease) in net assets	81	—	18	(2)
Net assets at December 31, 2019	344	13	84	64
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	—	—	(1)
Total realized gain (loss) on investments and capital gains distributions	42	—	12	7
Net unrealized appreciation (depreciation) of investments	12	1	(1)	14
Net increase (decrease) in net assets resulting from operations	50	1	11	20
Changes from principal transactions:				
Total unit transactions	(38)	—	(17)	(1)
Increase (decrease) in net assets derived from principal transactions	(38)	—	(17)	(1)
Total increase (decrease) in net assets	12	1	(6)	19
Net assets at December 31, 2020	$ 356	$ 14	$ 78	$ 83

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	JPMorgan Equity Income Fund - Class I Shares	JPMorgan Government Bond Fund - Class I Shares	Lazard International Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I
Net assets at January 1, 2019	$ 1,490	$ 1,305	$ 736	$ 429
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	22	36	8	(2)
Total realized gain (loss) on investments and capital gains distributions	72	61	(9)	25
Net unrealized appreciation (depreciation) of investments	397	(10)	149	62
Net increase (decrease) in net assets resulting from operations	491	87	148	85
Changes from principal transactions:				
Total unit transactions	1,473	1,882	102	(114)
Increase (decrease) in net assets derived from principal transactions	1,473	1,882	102	(114)
Total increase (decrease) in net assets	1,964	1,969	250	(29)
Net assets at December 31, 2019	3,454	3,274	986	400
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	74	48	(2)	(2)
Total realized gain (loss) on investments and capital gains distributions	136	144	(26)	51
Net unrealized appreciation (depreciation) of investments	680	29	153	19
Net increase (decrease) in net assets resulting from operations	890	221	125	68
Changes from principal transactions:				
Total unit transactions	4,960	3,064	62	(4)
Increase (decrease) in net assets derived from principal transactions	4,960	3,064	62	(4)
Total increase (decrease) in net assets	5,850	3,285	187	64
Net assets at December 31, 2020	$ 9,304	$ 6,559	$ 1,173	$ 464

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	LKCM Aquinas Catholic Equity Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Lord Abbett Developing Growth Fund - Class A
Net assets at January 1, 2019	$ 26	$ 10,075	$ 415	$ 108
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(90)	6	(1)
Total realized gain (loss) on investments				
and capital gains distributions	4	310	(3)	26
Net unrealized appreciation (depreciation)				
of investments	5	2,075	8	7
Net increase (decrease) in net assets resulting from operations	9	2,295	11	32
Changes from principal transactions:				
Total unit transactions	4	(1,243)	39	(22)
Increase (decrease) in net assets derived from				
principal transactions	4	(1,243)	39	(22)
Total increase (decrease) in net assets	13	1,052	50	10
Net assets at December 31, 2019	39	11,127	465	118
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(62)	1	(1)
Total realized gain (loss) on investments				
and capital gains distributions	3	(71)	9	21
Net unrealized appreciation (depreciation)				
of investments	7	57	7	53
Net increase (decrease) in net assets resulting from operations	9	(76)	17	73
Changes from principal transactions:				
Total unit transactions	6	(1,094)	647	38
Increase (decrease) in net assets derived from				
principal transactions	6	(1,094)	647	38
Total increase (decrease) in net assets	15	(1,170)	664	111
Net assets at December 31, 2020	$ 54	$ 9,957	$ 1,129	$ 229

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Short Duration Income Fund - Class R4	Lord Abbett Mid Cap Stock Fund - Class A	Lord Abbett Small Cap Value Fund - Class A
Net assets at January 1, 2019	$ 18	$ 5,944	$ 790	$ 820
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	170	1	(3)
Total realized gain (loss) on investments				
and capital gains distributions	—	(32)	60	(166)
Net unrealized appreciation (depreciation)				
of investments	1	137	113	293
Net increase (decrease) in net assets resulting from operations	2	275	174	124
Changes from principal transactions:				
Total unit transactions	—	944	(14)	(596)
Increase (decrease) in net assets derived from				
principal transactions	—	944	(14)	(596)
Total increase (decrease) in net assets	2	1,219	160	(472)
Net assets at December 31, 2019	20	7,163	950	348
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	142	2	1
Total realized gain (loss) on investments				
and capital gains distributions	1	(32)	(17)	(52)
Net unrealized appreciation (depreciation)				
of investments	—	30	(131)	35
Net increase (decrease) in net assets resulting from operations	1	140	(146)	(16)
Changes from principal transactions:				
Total unit transactions	6	1,289	(313)	(77)
Increase (decrease) in net assets derived from				
principal transactions	6	1,289	(313)	(77)
Total increase (decrease) in net assets	7	1,429	(459)	(93)
Net assets at December 31, 2020	$ 27	$ 8,592	$ 491	$ 255

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC	MainStay CBRE Real Estate Fund - Class A	Mainstay Winslow Large Cap Growth Fund - Class R3
Net assets at January 1, 2019	$ 204	$ 61,697	$ —	$ 2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(51)	—	—
Total realized gain (loss) on investments and capital gains distributions	7	5,392	—	—
Net unrealized appreciation (depreciation) of investments	26	7,416	—	—
Net increase (decrease) in net assets resulting from operations	34	12,757	—	—
Changes from principal transactions:				
Total unit transactions	(110)	(6,056)	—	1
Increase (decrease) in net assets derived from principal transactions	(110)	(6,056)	—	1
Total increase (decrease) in net assets	(76)	6,701	—	1
Net assets at December 31, 2019	128	68,398	—	3
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	60	10	—
Total realized gain (loss) on investments and capital gains distributions	—	3,880	(21)	—
Net unrealized appreciation (depreciation) of investments	2	(3,896)	(88)	—
Net increase (decrease) in net assets resulting from operations	3	44	(99)	—
Changes from principal transactions:				
Total unit transactions	5	(6,757)	730	(3)
Increase (decrease) in net assets derived from principal transactions	5	(6,757)	730	(3)
Total increase (decrease) in net assets	8	(6,713)	631	(3)
Net assets at December 31, 2020	$ 136	$ 61,685	$ 631	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class I Shares	Metropolitan West Total Return Bond Fund - Class M Shares	MFS® International Intrinsic Value Fund - Class R3
Net assets at January 1, 2019	$ 77	$ 20,298	$ 21,058	$ 647
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	643	399	(1)
Total realized gain (loss) on investments and capital gains distributions	9	215	160	40
Net unrealized appreciation (depreciation) of investments	21	1,096	1,186	143
Net increase (decrease) in net assets resulting from operations	29	1,954	1,745	182
Changes from principal transactions:				
Total unit transactions	(2)	3,371	2,074	305
Increase (decrease) in net assets derived from principal transactions	(2)	3,371	2,074	305
Total increase (decrease) in net assets	27	5,325	3,819	487
Net assets at December 31, 2019	104	25,623	24,877	1,134
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	505	178	(10)
Total realized gain (loss) on investments and capital gains distributions	22	1,561	1,542	220
Net unrealized appreciation (depreciation) of investments	7	395	234	(18)
Net increase (decrease) in net assets resulting from operations	28	2,461	1,954	192
Changes from principal transactions:				
Total unit transactions	10	4,243	526	(652)
Increase (decrease) in net assets derived from principal transactions	10	4,243	526	(652)
Total increase (decrease) in net assets	38	6,704	2,480	(460)
Net assets at December 31, 2020	$ 142	$ 32,327	$ 27,357	$ 674

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	MFS® New Discovery Fund - Class R3	Neuberger Berman Genesis Fund - Trust Class Shares	Neuberger Berman Sustainable Equity Fund - Institutional Class Shares	Neuberger Berman Sustainable Equity Fund - Trust Class Shares
Net assets at January 1, 2019	$ 116	$ 373	$ 2,662	$ 12,231
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(4)	27	(67)
Total realized gain (loss) on investments and capital gains distributions	15	30	327	953
Net unrealized appreciation (depreciation) of investments	48	82	361	2,005
Net increase (decrease) in net assets resulting from operations	61	108	715	2,891
Changes from principal transactions:				
Total unit transactions	120	30	367	(914)
Increase (decrease) in net assets derived from principal transactions	120	30	367	(914)
Total increase (decrease) in net assets	181	138	1,082	1,977
Net assets at December 31, 2019	297	511	3,744	14,208
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(5)	40	(71)
Total realized gain (loss) on investments and capital gains distributions	58	28	318	736
Net unrealized appreciation (depreciation) of investments	105	100	543	1,725
Net increase (decrease) in net assets resulting from operations	159	123	901	2,390
Changes from principal transactions:				
Total unit transactions	117	5	697	(708)
Increase (decrease) in net assets derived from principal transactions	117	5	697	(708)
Total increase (decrease) in net assets	276	128	1,598	1,682
Net assets at December 31, 2020	$ 573	$ 639	$ 5,342	$ 15,890

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	New World Fund® - Class R-4	Nuveen Global Infrastructure Fund - Class I
Net assets at January 1, 2019	$ 1,712	$ 177,548	$ 1,095	$ 1,766
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	531	2	28
Total realized gain (loss) on investments and capital gains distributions	194	10,816	51	116
Net unrealized appreciation (depreciation) of investments	209	41,261	138	355
Net increase (decrease) in net assets resulting from operations	404	52,608	191	499
Changes from principal transactions:				
Total unit transactions	(890)	8,859	(516)	44
Increase (decrease) in net assets derived from principal transactions	(890)	8,859	(516)	44
Total increase (decrease) in net assets	(486)	61,467	(325)	543
Net assets at December 31, 2019	1,226	239,015	770	2,309
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	(1,737)	(8)	—
Total realized gain (loss) on investments and capital gains distributions	102	19,053	90	(21)
Net unrealized appreciation (depreciation) of investments	278	61,950	88	(81)
Net increase (decrease) in net assets resulting from operations	373	79,266	170	(102)
Changes from principal transactions:				
Total unit transactions	(51)	9,844	(283)	(344)
Increase (decrease) in net assets derived from principal transactions	(51)	9,844	(283)	(344)
Total increase (decrease) in net assets	322	89,110	(113)	(446)
Net assets at December 31, 2020	$ 1,548	$ 328,125	$ 657	$ 1,863

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Parnassus Core Equity Fund^{SM} - Investor Shares	Pax Sustainable Allocation Fund - Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO VIT Real Return Portfolio - Administrative Class
Net assets at January 1, 2019	$ 32,021	$ 35,911	$ 1,362	$ 70,080
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	201	43	592
Total realized gain (loss) on investments				
and capital gains distributions	3,440	3,055	(73)	(1,582)
Net unrealized appreciation (depreciation)				
of investments	5,688	3,564	183	6,144
Net increase (decrease) in net assets resulting from operations	9,124	6,820	153	5,154
Changes from principal transactions:				
Total unit transactions	(1,484)	(2,379)	46	(4,077)
Increase (decrease) in net assets derived from				
principal transactions	(1,484)	(2,379)	46	(4,077)
Total increase (decrease) in net assets	7,640	4,441	199	1,077
Net assets at December 31, 2019	39,661	40,352	1,561	71,157
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(54)	13	9	472
Total realized gain (loss) on investments				
and capital gains distributions	3,172	1,001	(120)	(1,064)
Net unrealized appreciation (depreciation)				
of investments	5,011	4,813	159	8,313
Net increase (decrease) in net assets resulting from operations	8,129	5,827	48	7,721
Changes from principal transactions:				
Total unit transactions	(370)	(1,485)	143	503
Increase (decrease) in net assets derived from				
principal transactions	(370)	(1,485)	143	503
Total increase (decrease) in net assets	7,759	4,342	191	8,224
Net assets at December 31, 2020	$ 47,420	$ 44,694	$ 1,752	$ 79,381

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Pioneer Equity Income Fund - Class Y Shares	Pioneer High Yield Fund - Class A Shares	Pioneer Strategic Income Fund - Class A Shares	Pioneer Equity Income VCT Portfolio - Class I
Net assets at January 1, 2019	$ 11,896	$ 722	$ 562	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	148	33	13	—
Total realized gain (loss) on investments				
and capital gains distributions	278	(4)	—	—
Net unrealized appreciation (depreciation)				
of investments	2,189	65	41	—
Net increase (decrease) in net assets resulting from operations	2,615	94	54	—
Changes from principal transactions:				
Total unit transactions	(3,313)	(36)	67	5
Increase (decrease) in net assets derived from				
principal transactions	(3,313)	(36)	67	5
Total increase (decrease) in net assets	(698)	58	121	5
Net assets at December 31, 2019	11,198	780	683	5
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	75	21	22	—
Total realized gain (loss) on investments				
and capital gains distributions	(125)	(71)	9	—
Net unrealized appreciation (depreciation)				
of investments	(801)	(4)	22	—
Net increase (decrease) in net assets resulting from operations	(851)	(54)	53	—
Changes from principal transactions:				
Total unit transactions	(5,837)	(303)	102	—
Increase (decrease) in net assets derived from				
principal transactions	(5,837)	(303)	102	—
Total increase (decrease) in net assets	(6,688)	(357)	155	—
Net assets at December 31, 2020	$ 4,510	$ 423	$ 838	$ 5

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Pioneer High Yield VCT Portfolio - Class I	PGIM Jennison Utility Fund - Class Z	Columbia Large Cap Value Fund - Advisor Class	Royce Total Return Fund - Service Class
Net assets at January 1, 2019	$ 14,827	$ 128	$ 8,331	$ 3
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	591	1	84	—
Total realized gain (loss) on investments				
and capital gains distributions	(351)	10	345	—
Net unrealized appreciation (depreciation)				
of investments	1,649	23	1,998	—
Net increase (decrease) in net assets resulting from operations	1,889	34	2,427	—
Changes from principal transactions:				
Total unit transactions	(1,385)	14	401	3
Increase (decrease) in net assets derived from				
principal transactions	(1,385)	14	401	3
Total increase (decrease) in net assets	504	48	2,828	3
Net assets at December 31, 2019	15,331	176	11,159	6
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	624	1	89	—
Total realized gain (loss) on investments				
and capital gains distributions	(334)	5	(289)	1
Net unrealized appreciation (depreciation)				
of investments	(184)	(4)	637	(1)
Net increase (decrease) in net assets resulting from operations	106	2	437	—
Changes from principal transactions:				
Total unit transactions	(1,001)	(21)	(1,345)	4
Increase (decrease) in net assets derived from				
principal transactions	(1,001)	(21)	(1,345)	4
Total increase (decrease) in net assets	(895)	(19)	(908)	4
Net assets at December 31, 2020	$ 14,436	$ 157	$ 10,251	$ 10

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Ave Maria Rising Dividend Fund	SMALLCAP World Fund® - Class R-4	T. Rowe Price Large-Cap Growth Fund - I Class	T. Rowe Price Mid-Cap Value Fund - R Class
Net assets at January 1, 2019	$ 4,894	$ 20,382	$ 30,175	$ 788
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	12	(239)	166	—
Total realized gain (loss) on investments				
and capital gains distributions	425	1,313	2,461	(33)
Net unrealized appreciation (depreciation)				
of investments	812	5,010	6,321	124
Net increase (decrease) in net assets resulting from operations	1,249	6,084	8,948	91
Changes from principal transactions:				
Total unit transactions	(21)	886	3,356	(652)
Increase (decrease) in net assets derived from				
principal transactions	(21)	886	3,356	(652)
Total increase (decrease) in net assets	1,228	6,970	12,304	(561)
Net assets at December 31, 2019	6,122	27,352	42,479	227
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	(281)	—	—
Total realized gain (loss) on investments				
and capital gains distributions	(33)	1,436	1,607	5
Net unrealized appreciation (depreciation)				
of investments	149	8,718	15,984	15
Net increase (decrease) in net assets resulting from operations	125	9,873	17,591	20
Changes from principal transactions:				
Total unit transactions	(1,211)	436	3,398	(8)
Increase (decrease) in net assets derived from				
principal transactions	(1,211)	436	3,398	(8)
Total increase (decrease) in net assets	(1,086)	10,309	20,989	12
Net assets at December 31, 2020	$ 5,036	$ 37,661	$ 63,468	$ 239

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	T. Rowe Price Value Fund - Advisor Class	TCW Total Return Bond Fund - Class N	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class
Net assets at January 1, 2019	$ 399	$ 6,183	$ 423	$ 24,501
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	204	8	1,352
Total realized gain (loss) on investments				
and capital gains distributions	1	(52)	(8)	(823)
Net unrealized appreciation (depreciation)				
of investments	96	253	33	(407)
Net increase (decrease) in net assets resulting from operations	99	405	33	122
Changes from principal transactions:				
Total unit transactions	14	1,086	(104)	(2,093)
Increase (decrease) in net assets derived from				
principal transactions	14	1,086	(104)	(2,093)
Total increase (decrease) in net assets	113	1,491	(71)	(1,971)
Net assets at December 31, 2019	512	7,674	352	22,530
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	147	3	881
Total realized gain (loss) on investments				
and capital gains distributions	8	123	(1)	(1,211)
Net unrealized appreciation (depreciation)				
of investments	23	304	(3)	(707)
Net increase (decrease) in net assets resulting from operations	30	574	(1)	(1,037)
Changes from principal transactions:				
Total unit transactions	(61)	4,577	9	(2,428)
Increase (decrease) in net assets derived from				
principal transactions	(61)	4,577	9	(2,428)
Total increase (decrease) in net assets	(31)	5,151	8	(3,465)
Net assets at December 31, 2020	$ 481	$ 12,825	$ 360	$ 19,065

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Templeton Global Bond Fund - Class A	Third Avenue Real Estate Value Fund - Institutional Class	Touchstone Value Fund - Institutional Class	USAA Precious Metals and Minerals Fund - Adviser Shares
Net assets at January 1, 2019	$ 118,332	$ 42	$ 12,022	$ 13,275
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5,422	1	276	(159)
Total realized gain (loss) on investments				
and capital gains distributions	(3,455)	5	944	218
Net unrealized appreciation (depreciation)				
of investments	(2,037)	3	2,128	5,349
Net increase (decrease) in net assets resulting from operations	(70)	9	3,348	5,408
Changes from principal transactions:				
Total unit transactions	(15,107)	4	1,879	218
Increase (decrease) in net assets derived from				
principal transactions	(15,107)	4	1,879	218
Total increase (decrease) in net assets	(15,177)	13	5,227	5,626
Net assets at December 31, 2019	103,155	55	17,249	18,901
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,254	1	306	(101)
Total realized gain (loss) on investments				
and capital gains distributions	(3,985)	(3)	217	8,424
Net unrealized appreciation (depreciation)				
of investments	(4,571)	(2)	361	(4,083)
Net increase (decrease) in net assets resulting from operations	(5,302)	(4)	884	4,240
Changes from principal transactions:				
Total unit transactions	(12,090)	6	1,258	(23,141)
Increase (decrease) in net assets derived from				
principal transactions	(12,090)	6	1,258	(23,141)
Total increase (decrease) in net assets	(17,392)	2	2,142	(18,901)
Net assets at December 31, 2020	$ 85,763	$ 57	$ 19,391	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	USAA Precious Metals and Minerals Fund - Class A Shares	Vanguard® Total Bond Market Index Fund - Admiral™ Shares	Vanguard® Total International Stock Index Fund - Admiral™ Shares	Diversified Value Portfolio
Net assets at January 1, 2019	$ —	$ —	$ —	$ 112
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	—	3
Total realized gain (loss) on investments and capital gains distributions	—	—	—	17
Net unrealized appreciation (depreciation) of investments	—	—	1	5
Net increase (decrease) in net assets resulting from operations	—	1	1	25
Changes from principal transactions:				
Total unit transactions	—	156	14	(25)
Increase (decrease) in net assets derived from principal transactions	—	156	14	(25)
Total increase (decrease) in net assets	—	157	15	—
Net assets at December 31, 2019	—	157	15	112
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(128)	3	2	2
Total realized gain (loss) on investments and capital gains distributions	491	8	—	18
Net unrealized appreciation (depreciation) of investments	531	2	11	(8)
Net increase (decrease) in net assets resulting from operations	894	13	13	12
Changes from principal transactions:				
Total unit transactions	21,141	(41)	59	1
Increase (decrease) in net assets derived from principal transactions	21,141	(41)	59	1
Total increase (decrease) in net assets	22,035	(28)	72	13
Net assets at December 31, 2020	$ 22,035	$ 129	$ 87	$ 125

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Equity Income Portfolio	Small Company Growth Portfolio	Victory Integrity Small-Cap Value Fund - Class Y	Victory Sycamore Established Value Fund - Class A
Net assets at January 1, 2019	$ 169	$ 47	$ 435	$ 4,299
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	(1)	(2)	1
Total realized gain (loss) on investments and capital gains distributions	12	7	(66)	363
Net unrealized appreciation (depreciation) of investments	23	6	149	860
Net increase (decrease) in net assets resulting from operations	38	12	81	1,224
Changes from principal transactions:				
Total unit transactions	(26)	(3)	(227)	1,082
Increase (decrease) in net assets derived from principal transactions	(26)	(3)	(227)	1,082
Total increase (decrease) in net assets	12	9	(146)	2,306
Net assets at December 31, 2019	181	56	289	6,605
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	(1)	(3)	9
Total realized gain (loss) on investments and capital gains distributions	6	5	(22)	329
Net unrealized appreciation (depreciation) of investments	(3)	8	(6)	227
Net increase (decrease) in net assets resulting from operations	6	12	(31)	565
Changes from principal transactions:				
Total unit transactions	11	4	(223)	694
Increase (decrease) in net assets derived from principal transactions	11	4	(223)	694
Total increase (decrease) in net assets	17	16	(254)	1,259
Net assets at December 31, 2020	$ 198	$ 72	$ 35	$ 7,864

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Victory Sycamore Small Company Opportunity Fund - Class R	Voya Balanced Portfolio - Class I	Voya Large Cap Value Fund - Class A	Voya Real Estate Fund - Class A
Net assets at January 1, 2019	$ 8	$ 208,684	$ 60	$ 678
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	2,871	1	17
Total realized gain (loss) on investments				
and capital gains distributions	—	14,201	2	(78)
Net unrealized appreciation (depreciation)				
of investments	2	18,495	12	235
Net increase (decrease) in net assets resulting from operations	2	35,567	15	174
Changes from principal transactions:				
Total unit transactions	(2)	(22,823)	(17)	(125)
Increase (decrease) in net assets derived from				
principal transactions	(2)	(22,823)	(17)	(125)
Total increase (decrease) in net assets	—	12,744	(2)	49
Net assets at December 31, 2019	8	221,428	58	727
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	2,751	1	(1)
Total realized gain (loss) on investments				
and capital gains distributions	—	11,357	—	(83)
Net unrealized appreciation (depreciation)				
of investments	—	4,942	1	126
Net increase (decrease) in net assets resulting from operations	—	19,050	2	42
Changes from principal transactions:				
Total unit transactions	1	(19,570)	7	(769)
Increase (decrease) in net assets derived from				
principal transactions	1	(19,570)	7	(769)
Total increase (decrease) in net assets	1	(520)	9	(727)
Net assets at December 31, 2020	$ 9	$ 220,908	$ 67	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Floating Rate Fund - Class A	Voya GNMA Income Fund - Class A	Voya Intermediate Bond Fund - Class A	Voya Intermediate Bond Portfolio - Class I
Net assets at January 1, 2019	$ 2,318	$ 2,539	$ 836	$ 404,454
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	132	45	22	10,269
Total realized gain (loss) on investments and capital gains distributions	(23)	(19)	5	1,471
Net unrealized appreciation (depreciation) of investments	37	85	46	22,731
Net increase (decrease) in net assets resulting from operations	146	111	73	34,471
Changes from principal transactions:				
Total unit transactions	1,107	(178)	(53)	(13,378)
Increase (decrease) in net assets derived from principal transactions	1,107	(178)	(53)	(13,378)
Total increase (decrease) in net assets	1,253	(67)	20	21,093
Net assets at December 31, 2019	3,571	2,472	856	425,547
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25	43	21	11,958
Total realized gain (loss) on investments and capital gains distributions	(116)	4	8	11,249
Net unrealized appreciation (depreciation) of investments	64	38	2	7,258
Net increase (decrease) in net assets resulting from operations	(27)	85	31	30,465
Changes from principal transactions:				
Total unit transactions	(2,955)	1,172	(69)	29,071
Increase (decrease) in net assets derived from principal transactions	(2,955)	1,172	(69)	29,071
Total increase (decrease) in net assets	(2,982)	1,257	(38)	59,536
Net assets at December 31, 2020	$ 589	$ 3,729	$ 818	$ 485,083

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class
Net assets at January 1, 2019	$ 2,103	$ 1,944	$ 41	$ 35,318
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	59	56	1	2,873
Total realized gain (loss) on investments and capital gains distributions	(1)	123	(1)	(578)
Net unrealized appreciation (depreciation) of investments	127	166	5	4,705
Net increase (decrease) in net assets resulting from operations	185	345	5	7,000
Changes from principal transactions:				
Total unit transactions	(97)	126	(18)	62,878
Increase (decrease) in net assets derived from principal transactions	(97)	126	(18)	62,878
Total increase (decrease) in net assets	88	471	(13)	69,878
Net assets at December 31, 2019	2,191	2,415	28	105,196
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	61	68	1	4,676
Total realized gain (loss) on investments and capital gains distributions	54	127	—	(1,010)
Net unrealized appreciation (depreciation) of investments	32	336	—	714
Net increase (decrease) in net assets resulting from operations	147	531	1	4,380
Changes from principal transactions:				
Total unit transactions	(220)	2,035	(6)	(7,975)
Increase (decrease) in net assets derived from principal transactions	(220)	2,035	(6)	(7,975)
Total increase (decrease) in net assets	(73)	2,566	(5)	(3,595)
Net assets at December 31, 2020	$ 2,118	$ 4,981	$ 23	$ 101,601

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class
Net assets at January 1, 2019	$ 19,881	$ 78	$ 483,586	$ 12,694
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	592	—	(1,173)	(18)
Total realized gain (loss) on investments				
and capital gains distributions	(596)	14	98,080	1,167
Net unrealized appreciation (depreciation)				
of investments	2,094	9	51,450	1,194
Net increase (decrease) in net assets resulting from operations	2,090	23	148,357	2,343
Changes from principal transactions:				
Total unit transactions	(21,562)	(18)	(33,429)	(9,107)
Increase (decrease) in net assets derived from				
principal transactions	(21,562)	(18)	(33,429)	(9,107)
Total increase (decrease) in net assets	(19,472)	5	114,928	(6,764)
Net assets at December 31, 2019	409	83	598,514	5,930
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	—	(2,294)	(31)
Total realized gain (loss) on investments				
and capital gains distributions	(3)	11	75,310	667
Net unrealized appreciation (depreciation)				
of investments	5	12	93,750	1,089
Net increase (decrease) in net assets resulting from operations	21	23	166,766	1,725
Changes from principal transactions:				
Total unit transactions	(64)	(10)	(56,682)	(217)
Increase (decrease) in net assets derived from				
principal transactions	(64)	(10)	(56,682)	(217)
Total increase (decrease) in net assets	(43)	13	110,084	1,508
Net assets at December 31, 2020	$ 366	$ 96	$ 708,598	$ 7,438

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class
Net assets at January 1, 2019	$ 15	$ 267,860	$ 1,241	$ 15
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	3,252	14	—
Total realized gain (loss) on investments and capital gains distributions	1	28,471	91	—
Net unrealized appreciation (depreciation) of investments	2	29,787	179	—
Net increase (decrease) in net assets resulting from operations	3	61,510	284	—
Changes from principal transactions:				
Total unit transactions	(2)	(25,681)	(294)	(10)
Increase (decrease) in net assets derived from principal transactions	(2)	(25,681)	(294)	(10)
Total increase (decrease) in net assets	1	35,829	(10)	(10)
Net assets at December 31, 2019	16	303,689	1,231	5
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	3,360	17	—
Total realized gain (loss) on investments and capital gains distributions	1	23,361	95	—
Net unrealized appreciation (depreciation) of investments	(1)	(15,565)	(47)	—
Net increase (decrease) in net assets resulting from operations	—	11,156	65	—
Changes from principal transactions:				
Total unit transactions	(1)	(30,946)	42	—
Increase (decrease) in net assets derived from principal transactions	(1)	(30,946)	42	—
Total increase (decrease) in net assets	(1)	(19,790)	107	—
Net assets at December 31, 2020	$ 15	$ 283,899	$ 1,338	$ 5

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class
Net assets at January 1, 2019	$ 28,279	$ 20	$ 64,343	$ 35
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	388	—	1,462	1
Total realized gain (loss) on investments				
and capital gains distributions	2,050	—	1,300	—
Net unrealized appreciation (depreciation)				
of investments	6,427	1	12,144	9
Net increase (decrease) in net assets resulting from operations	8,865	1	14,906	10
Changes from principal transactions:				
Total unit transactions	2,165	(9)	(4,657)	(1)
Increase (decrease) in net assets derived from				
principal transactions	2,165	(9)	(4,657)	(1)
Total increase (decrease) in net assets	11,030	(8)	10,249	9
Net assets at December 31, 2019	39,309	12	74,592	44
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	523	—	3,110	1
Total realized gain (loss) on investments				
and capital gains distributions	3,568	—	3,570	3
Net unrealized appreciation (depreciation)				
of investments	2,720	1	(11,986)	(7)
Net increase (decrease) in net assets resulting from operations	6,811	1	(5,306)	(3)
Changes from principal transactions:				
Total unit transactions	(3,820)	(2)	(8,408)	(5)
Increase (decrease) in net assets derived from				
principal transactions	(3,820)	(2)	(8,408)	(5)
Total increase (decrease) in net assets	2,991	(1)	(13,714)	(8)
Net assets at December 31, 2020	$ 42,300	$ 11	$ 60,878	$ 36

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	VY® Clarion Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class
Net assets at January 1, 2019	$ 1,419	$ 37,743	$ 27,328	$ 26,073
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	21	488	651	404
Total realized gain (loss) on investments				
and capital gains distributions	82	1,797	1,534	1,609
Net unrealized appreciation (depreciation)				
of investments	268	7,595	4,130	3,817
Net increase (decrease) in net assets resulting from operations	371	9,880	6,315	5,830
Changes from principal transactions:				
Total unit transactions	(234)	(2,999)	(4,635)	(3,717)
Increase (decrease) in net assets derived from				
principal transactions	(234)	(2,999)	(4,635)	(3,717)
Total increase (decrease) in net assets	137	6,881	1,680	2,113
Net assets at December 31, 2019	1,556	44,624	29,008	28,186
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	22	537	529	285
Total realized gain (loss) on investments				
and capital gains distributions	143	4,606	227	38
Net unrealized appreciation (depreciation)				
of investments	(293)	(8,815)	151	(158)
Net increase (decrease) in net assets resulting from operations	(128)	(3,672)	907	165
Changes from principal transactions:				
Total unit transactions	(185)	(5,523)	60	(2,506)
Increase (decrease) in net assets derived from				
principal transactions	(185)	(5,523)	60	(2,506)
Total increase (decrease) in net assets	(313)	(9,195)	967	(2,341)
Net assets at December 31, 2020	$ 1,243	$ 35,429	$ 29,975	$ 25,845

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class
Net assets at January 1, 2019	$ 151	$ 11,355	$ 20,389	$ 24
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(133)	(233)	—
Total realized gain (loss) on investments and capital gains distributions	12	961	1,568	—
Net unrealized appreciation (depreciation) of investments	35	2,560	4,768	6
Net increase (decrease) in net assets resulting from operations	46	3,388	6,103	6
Changes from principal transactions:				
Total unit transactions	(7)	(446)	(397)	(27)
Increase (decrease) in net assets derived from principal transactions	(7)	(446)	(397)	(27)
Total increase (decrease) in net assets	39	2,942	5,706	(21)
Net assets at December 31, 2019	190	14,297	26,095	3
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(79)	(173)	—
Total realized gain (loss) on investments and capital gains distributions	51	1,510	3,281	—
Net unrealized appreciation (depreciation) of investments	(5)	2,900	4,892	1
Net increase (decrease) in net assets resulting from operations	45	4,331	8,000	1
Changes from principal transactions:				
Total unit transactions	(107)	(216)	(1,112)	(1)
Increase (decrease) in net assets derived from principal transactions	(107)	(216)	(1,112)	(1)
Total increase (decrease) in net assets	(62)	4,115	6,888	—
Net assets at December 31, 2020	$ 128	$ 18,412	$ 32,983	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class
Net assets at January 1, 2019	$ 41,715	$ 30,497	$ —	$ 298
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	338	(113)	—	3
Total realized gain (loss) on investments				
and capital gains distributions	11,817	9,118	—	18
Net unrealized appreciation (depreciation)				
of investments	(1,383)	(1,264)	—	48
Net increase (decrease) in net assets resulting from operations	10,772	7,741	—	69
Changes from principal transactions:				
Total unit transactions	(1,783)	810	1	(4)
Increase (decrease) in net assets derived from				
principal transactions	(1,783)	810	1	(4)
Total increase (decrease) in net assets	8,989	8,551	1	65
Net assets at December 31, 2019	50,704	39,048	1	363
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(202)	(334)	—	4
Total realized gain (loss) on investments				
and capital gains distributions	(2,141)	(1,997)	—	33
Net unrealized appreciation (depreciation)				
of investments	9,777	7,491	—	31
Net increase (decrease) in net assets resulting from operations	7,434	5,160	—	68
Changes from principal transactions:				
Total unit transactions	(1,166)	(2,802)	(1)	40
Increase (decrease) in net assets derived from				
principal transactions	(1,166)	(2,802)	(1)	40
Total increase (decrease) in net assets	6,268	2,358	(1)	108
Net assets at December 31, 2020	$ 56,972	$ 41,406	$ —	$ 471

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class
Net assets at January 1, 2019	$ 326,569	$ 806,219	$ 803	$ 90,169
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5,193	5,293	17	1,728
Total realized gain (loss) on investments				
and capital gains distributions	22,565	56,781	210	25,777
Net unrealized appreciation (depreciation)				
of investments	53,272	127,178	(26)	(5,327)
Net increase (decrease) in net assets resulting from operations	81,030	189,252	201	22,178
Changes from principal transactions:				
Total unit transactions	23,938	35,319	(62)	(6,807)
Increase (decrease) in net assets derived from				
principal transactions	23,938	35,319	(62)	(6,807)
Total increase (decrease) in net assets	104,968	224,571	139	15,371
Net assets at December 31, 2019	431,537	1,030,790	942	105,540
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4,984	3,850	27	2,918
Total realized gain (loss) on investments				
and capital gains distributions	37,258	99,687	(152)	(4,669)
Net unrealized appreciation (depreciation)				
of investments	31,507	66,951	96	924
Net increase (decrease) in net assets resulting from operations	73,749	170,488	(29)	(827)
Changes from principal transactions:				
Total unit transactions	(7,302)	(31,522)	(167)	(7,335)
Increase (decrease) in net assets derived from				
principal transactions	(7,302)	(31,522)	(167)	(7,335)
Total increase (decrease) in net assets	66,447	138,966	(196)	(8,162)
Net assets at December 31, 2020	$ 497,984	$ 1,169,756	$ 746	$ 97,378

The accompanying notes are an integral part of these financial statements.

191

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class	Voya Government Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A
Net assets at January 1, 2019	$ 91	$ 6,957	$ 237,575	$ 51
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(20)	2,947	3
Total realized gain (loss) on investments				
and capital gains distributions	10	636	179	6
Net unrealized appreciation (depreciation)				
of investments	12	1,184	—	3
Net increase (decrease) in net assets resulting from operations	22	1,800	3,126	12
Changes from principal transactions:				
Total unit transactions	(17)	(299)	7,916	(5)
Increase (decrease) in net assets derived from				
principal transactions	(17)	(299)	7,916	(5)
Total increase (decrease) in net assets	5	1,501	11,042	7
Net assets at December 31, 2019	96	8,458	248,617	58
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	120	(1,375)	1
Total realized gain (loss) on investments				
and capital gains distributions	3	278	117	(13)
Net unrealized appreciation (depreciation)				
of investments	9	639	—	15
Net increase (decrease) in net assets resulting from operations	14	1,037	(1,258)	3
Changes from principal transactions:				
Total unit transactions	(2)	(304)	86,780	(61)
Increase (decrease) in net assets derived from				
principal transactions	(2)	(304)	86,780	(61)
Total increase (decrease) in net assets	12	733	85,522	(58)
Net assets at December 31, 2020	$ 108	$ 9,191	$ 334,139	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Multi-Manager International Small Cap Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class I	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class
Net assets at January 1, 2019	$ 260	$ 1,402	$ 275	$ 70,474
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	18	6	1,366
Total realized gain (loss) on investments				
and capital gains distributions	8	(185)	5	564
Net unrealized appreciation (depreciation)				
of investments	43	456	9	2,718
Net increase (decrease) in net assets resulting from operations	55	289	20	4,648
Changes from principal transactions:				
Total unit transactions	(68)	(330)	9	(5,142)
Increase (decrease) in net assets derived from				
principal transactions	(68)	(330)	9	(5,142)
Total increase (decrease) in net assets	(13)	(41)	29	(494)
Net assets at December 31, 2019	247	1,361	304	69,980
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	13	5	1,363
Total realized gain (loss) on investments				
and capital gains distributions	—	(147)	6	(690)
Net unrealized appreciation (depreciation)				
of investments	31	305	3	4,815
Net increase (decrease) in net assets resulting from operations	33	171	14	5,488
Changes from principal transactions:				
Total unit transactions	(10)	63	(169)	(3,181)
Increase (decrease) in net assets derived from				
principal transactions	(10)	63	(169)	(3,181)
Total increase (decrease) in net assets	23	234	(155)	2,307
Net assets at December 31, 2020	$ 270	$ 1,595	$ 149	$ 72,287

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Global Bond Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service 2 Class	Voya Index Solution 2025 Portfolio - Service Class
Net assets at January 1, 2019	$ 356	$ 11,069	$ 2,527	$ 4,318
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	84	25	49
Total realized gain (loss) on investments				
and capital gains distributions	10	437	170	217
Net unrealized appreciation (depreciation)				
of investments	8	1,278	166	560
Net increase (decrease) in net assets resulting from operations	26	1,799	361	826
Changes from principal transactions:				
Total unit transactions	121	(646)	(1,029)	913
Increase (decrease) in net assets derived from				
principal transactions	121	(646)	(1,029)	913
Total increase (decrease) in net assets	147	1,153	(668)	1,739
Net assets at December 31, 2019	503	12,222	1,859	6,057
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	119	16	89
Total realized gain (loss) on investments				
and capital gains distributions	5	1,145	75	273
Net unrealized appreciation (depreciation)				
of investments	29	(137)	143	690
Net increase (decrease) in net assets resulting from operations	45	1,127	234	1,052
Changes from principal transactions:				
Total unit transactions	106	(6,326)	74	2,980
Increase (decrease) in net assets derived from				
principal transactions	106	(6,326)	74	2,980
Total increase (decrease) in net assets	151	(5,199)	308	4,032
Net assets at December 31, 2020	$ 654	$ 7,023	$ 2,167	$ 10,089

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Initial Class	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2035 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Initial Class
Net assets at January 1, 2019	$ 14,903	$ 1,514	$ 6,123	$ 13,991
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	112	14	60	79
Total realized gain (loss) on investments				
and capital gains distributions	375	101	275	666
Net unrealized appreciation (depreciation)				
of investments	2,611	222	1,092	2,395
Net increase (decrease) in net assets resulting from operations	3,098	337	1,427	3,140
Changes from principal transactions:				
Total unit transactions	658	119	1,375	29
Increase (decrease) in net assets derived from				
principal transactions	658	119	1,375	29
Total increase (decrease) in net assets	3,756	456	2,802	3,169
Net assets at December 31, 2019	18,659	1,970	8,925	17,160
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	180	19	56	137
Total realized gain (loss) on investments				
and capital gains distributions	2,213	109	409	2,354
Net unrealized appreciation (depreciation)				
of investments	(381)	192	542	(630)
Net increase (decrease) in net assets resulting from operations	2,012	320	1,007	1,861
Changes from principal transactions:				
Total unit transactions	(11,147)	281	(1,310)	(11,785)
Increase (decrease) in net assets derived from				
principal transactions	(11,147)	281	(1,310)	(11,785)
Total increase (decrease) in net assets	(9,135)	601	(303)	(9,924)
Net assets at December 31, 2020	$ 9,524	$ 2,571	$ 8,622	$ 7,236

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2055 Portfolio - Initial Class	Voya Index Solution 2055 Portfolio - Service 2 Class
Net assets at January 1, 2019	$ 1,856	$ 3,653	$ 5,203	$ 1,152
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	21	31	22	10
Total realized gain (loss) on investments and capital gains distributions	148	184	421	83
Net unrealized appreciation (depreciation) of investments	310	708	782	205
Net increase (decrease) in net assets resulting from operations	479	923	1,225	298
Changes from principal transactions:				
Total unit transactions	410	526	731	168
Increase (decrease) in net assets derived from principal transactions	410	526	731	168
Total increase (decrease) in net assets	889	1,449	1,956	466
Net assets at December 31, 2019	2,745	5,102	7,159	1,618
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	27	42	54	14
Total realized gain (loss) on investments and capital gains distributions	146	221	1,019	76
Net unrealized appreciation (depreciation) of investments	284	621	(90)	219
Net increase (decrease) in net assets resulting from operations	457	884	983	309
Changes from principal transactions:				
Total unit transactions	176	818	(4,800)	350
Increase (decrease) in net assets derived from principal transactions	176	818	(4,800)	350
Total increase (decrease) in net assets	633	1,702	(3,817)	659
Net assets at December 31, 2020	$ 3,378	$ 6,804	$ 3,342	$ 2,277

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Service Class	Voya Index Solution 2065 Portfolio - Initial Class	Voya Index Solution 2065 Portfolio - Service Class	Voya Index Solution Income Portfolio - Initial Class
Net assets at January 1, 2019	$ 2,235	$ —	$ —	$ 3,732
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10	—	—	35
Total realized gain (loss) on investments				
and capital gains distributions	141	—	—	122
Net unrealized appreciation (depreciation)				
of investments	436	—	—	224
Net increase (decrease) in net assets resulting from operations	587	—	—	381
Changes from principal transactions:				
Total unit transactions	713	—	—	(739)
Increase (decrease) in net assets derived from				
principal transactions	713	—	—	(739)
Total increase (decrease) in net assets	1,300	—	—	(358)
Net assets at December 31, 2019	3,535	—	—	3,374
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25	—	—	38
Total realized gain (loss) on investments				
and capital gains distributions	268	—	—	329
Net unrealized appreciation (depreciation)				
of investments	434	—	—	(83)
Net increase (decrease) in net assets resulting from operations	727	—	—	284
Changes from principal transactions:				
Total unit transactions	886	4	9	(2,581)
Increase (decrease) in net assets derived from				
principal transactions	886	4	9	(2,581)
Total increase (decrease) in net assets	1,613	4	9	(2,297)
Net assets at December 31, 2020	$ 5,148	$ 4	$ 9	$ 1,077

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Index Solution Income Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Service Class	Voya International High Dividend Low Volatility Portfolio - Adviser Class	Voya International High Dividend Low Volatility Portfolio - Initial Class
Net assets at January 1, 2019	$ 980	$ 948	$ 190	$ 69,069
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	13	2	834
Total realized gain (loss) on investments and capital gains distributions	31	26	20	6,825
Net unrealized appreciation (depreciation) of investments	59	76	6	2,704
Net increase (decrease) in net assets resulting from operations	99	115	28	10,363
Changes from principal transactions:				
Total unit transactions	(343)	51	(21)	(5,965)
Increase (decrease) in net assets derived from principal transactions	(343)	51	(21)	(5,965)
Total increase (decrease) in net assets	(244)	166	7	4,398
Net assets at December 31, 2019	736	1,114	197	73,467
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	10	4	1,719
Total realized gain (loss) on investments and capital gains distributions	19	59	19	7,323
Net unrealized appreciation (depreciation) of investments	46	43	(29)	(10,714)
Net increase (decrease) in net assets resulting from operations	70	112	(6)	(1,672)
Changes from principal transactions:				
Total unit transactions	(26)	8	(22)	(5,464)
Increase (decrease) in net assets derived from principal transactions	(26)	8	(22)	(5,464)
Total increase (decrease) in net assets	44	120	(28)	(7,136)
Net assets at December 31, 2020	$ 780	$ 1,234	$ 169	$ 66,331

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya International High Dividend Low Volatility Portfolio - Service Class	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service 2 Class
Net assets at January 1, 2019	$ 78	$ 457	$ 8,566	$ 7,854
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	7	172	88
Total realized gain (loss) on investments				
and capital gains distributions	—	31	566	462
Net unrealized appreciation (depreciation)				
of investments	9	35	834	660
Net increase (decrease) in net assets resulting from operations	10	73	1,572	1,210
Changes from principal transactions:				
Total unit transactions	(29)	(62)	1,061	(2,330)
Increase (decrease) in net assets derived from				
principal transactions	(29)	(62)	1,061	(2,330)
Total increase (decrease) in net assets	(19)	11	2,633	(1,120)
Net assets at December 31, 2019	59	468	11,199	6,734
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	4	188	67
Total realized gain (loss) on investments				
and capital gains distributions	2	(2)	516	133
Net unrealized appreciation (depreciation)				
of investments	(5)	17	1,116	217
Net increase (decrease) in net assets resulting from operations	(1)	19	1,820	417
Changes from principal transactions:				
Total unit transactions	(4)	(200)	1,784	(1,605)
Increase (decrease) in net assets derived from				
principal transactions	(4)	(200)	1,784	(1,605)
Total increase (decrease) in net assets	(5)	(181)	3,604	(1,188)
Net assets at December 31, 2020	$ 54	$ 287	$ 14,803	$ 5,546

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service 2 Class
Net assets at January 1, 2019	$ 124,074	$ 401	$ 7,686	$ 11,164
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,810	7	166	141
Total realized gain (loss) on investments				
and capital gains distributions	6,731	35	721	406
Net unrealized appreciation (depreciation)				
of investments	11,821	41	868	1,613
Net increase (decrease) in net assets resulting from operations	20,362	83	1,755	2,160
Changes from principal transactions:				
Total unit transactions	(9,195)	(9)	2,203	(1,986)
Increase (decrease) in net assets derived from				
principal transactions	(9,195)	(9)	2,203	(1,986)
Total increase (decrease) in net assets	11,167	74	3,958	174
Net assets at December 31, 2019	135,241	475	11,644	11,338
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,563	6	149	97
Total realized gain (loss) on investments				
and capital gains distributions	2,987	25	769	495
Net unrealized appreciation (depreciation)				
of investments	12,066	17	874	504
Net increase (decrease) in net assets resulting from operations	16,616	48	1,792	1,096
Changes from principal transactions:				
Total unit transactions	(5,190)	(147)	1,465	(2,601)
Increase (decrease) in net assets derived from				
principal transactions	(5,190)	(147)	1,465	(2,601)
Total increase (decrease) in net assets	11,426	(99)	3,257	(1,505)
Net assets at December 31, 2020	$ 146,667	$ 376	$ 14,901	$ 9,833

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Adviser Class	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service 2 Class
Net assets at January 1, 2019	$ 134,108	$ 15	$ 6,196	$ 5,179
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,888	—	114	40
Total realized gain (loss) on investments and capital gains distributions	10,660	2	710	501
Net unrealized appreciation (depreciation) of investments	14,608	2	697	538
Net increase (decrease) in net assets resulting from operations	27,156	4	1,521	1,079
Changes from principal transactions:				
Total unit transactions	(6,454)	(1)	985	(1,244)
Increase (decrease) in net assets derived from principal transactions	(6,454)	(1)	985	(1,244)
Total increase (decrease) in net assets	20,702	3	2,506	(165)
Net assets at December 31, 2019	154,810	18	8,702	5,014
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,454	—	95	35
Total realized gain (loss) on investments and capital gains distributions	6,426	1	389	271
Net unrealized appreciation (depreciation) of investments	12,769	1	957	250
Net increase (decrease) in net assets resulting from operations	20,649	2	1,441	556
Changes from principal transactions:				
Total unit transactions	(4,909)	—	1,002	(1,240)
Increase (decrease) in net assets derived from principal transactions	(4,909)	—	1,002	(1,240)
Total increase (decrease) in net assets	15,740	2	2,443	(684)
Net assets at December 31, 2020	$ 170,550	$ 20	$ 11,145	$ 4,330

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service 2 Class	Voya Solution 2055 Portfolio - Service Class
Net assets at January 1, 2019	$ 94,948	$ 2,280	$ 1,581	$ 22,428
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,098	32	8	209
Total realized gain (loss) on investments				
and capital gains distributions	7,666	272	208	2,210
Net unrealized appreciation (depreciation)				
of investments	12,571	314	145	3,058
Net increase (decrease) in net assets resulting from operations	21,335	618	361	5,477
Changes from principal transactions:				
Total unit transactions	(2,359)	1,131	(250)	2,533
Increase (decrease) in net assets derived from				
principal transactions	(2,359)	1,131	(250)	2,533
Total increase (decrease) in net assets	18,976	1,749	111	8,010
Net assets at December 31, 2019	113,924	4,029	1,692	30,438
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	856	35	4	173
Total realized gain (loss) on investments				
and capital gains distributions	4,040	260	(85)	2,156
Net unrealized appreciation (depreciation)				
of investments	12,596	590	113	3,349
Net increase (decrease) in net assets resulting from operations	17,492	885	32	5,678
Changes from principal transactions:				
Total unit transactions	(4,609)	1,237	(517)	3,450
Increase (decrease) in net assets derived from				
principal transactions	(4,609)	1,237	(517)	3,450
Total increase (decrease) in net assets	12,883	2,122	(485)	9,128
Net assets at December 31, 2020	$ 126,807	$ 6,151	$ 1,207	$ 39,566

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Solution 2065 Portfolio - Service Class	Voya Solution Balanced Portfolio - Service Class	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class
Net assets at January 1, 2019	$ —	$ 5,049	$ 785	$ 7,904
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	61	19	209
Total realized gain (loss) on investments and capital gains distributions	—	228	18	211
Net unrealized appreciation (depreciation) of investments	—	600	60	551
Net increase (decrease) in net assets resulting from operations	—	889	97	971
Changes from principal transactions:				
Total unit transactions	—	(152)	(27)	(460)
Increase (decrease) in net assets derived from principal transactions	—	(152)	(27)	(460)
Total increase (decrease) in net assets	—	737	70	511
Net assets at December 31, 2019	—	5,786	855	8,415
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	58	8	198
Total realized gain (loss) on investments and capital gains distributions	8	295	33	89
Net unrealized appreciation (depreciation) of investments	19	372	12	848
Net increase (decrease) in net assets resulting from operations	31	725	53	1,135
Changes from principal transactions:				
Total unit transactions	322	90	(447)	2,299
Increase (decrease) in net assets derived from principal transactions	322	90	(447)	2,299
Total increase (decrease) in net assets	353	815	(394)	3,434
Net assets at December 31, 2020	$ 353	$ 6,601	$ 461	$ 11,849

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Solution Income Portfolio - Service 2 Class	Voya Solution Income Portfolio - Service Class	Voya Solution Moderately Conservative Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class
Net assets at January 1, 2019	$ 3,691	$ 43,388	$ 6,159	$ 39
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	65	778	65	—
Total realized gain (loss) on investments				
and capital gains distributions	121	1,417	75	4
Net unrealized appreciation (depreciation)				
of investments	232	2,683	726	7
Net increase (decrease) in net assets resulting from operations	418	4,878	866	11
Changes from principal transactions:				
Total unit transactions	(789)	(9,825)	629	1
Increase (decrease) in net assets derived from				
principal transactions	(789)	(9,825)	629	1
Total increase (decrease) in net assets	(371)	(4,947)	1,495	12
Net assets at December 31, 2019	3,320	38,441	7,654	51
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	48	581	97	—
Total realized gain (loss) on investments				
and capital gains distributions	64	612	161	—
Net unrealized appreciation (depreciation)				
of investments	213	2,717	507	1
Net increase (decrease) in net assets resulting from operations	325	3,910	765	1
Changes from principal transactions:				
Total unit transactions	(400)	(4,427)	(100)	(17)
Increase (decrease) in net assets derived from				
principal transactions	(400)	(4,427)	(100)	(17)
Total increase (decrease) in net assets	(75)	(517)	665	(16)
Net assets at December 31, 2020	$ 3,245	$ 37,924	$ 8,319	$ 35

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	VY® American Century Small–Mid Cap Value Portfolio - Initial Class	VY® American Century Small–Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class
Net assets at January 1, 2019	$ 33,150	$ 57,494	$ 277	$ 122,163
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	330	269	(1)	(1,315)
Total realized gain (loss) on investments				
and capital gains distributions	1,903	3,817	160	70,658
Net unrealized appreciation (depreciation)				
of investments	6,903	11,958	(58)	(25,590)
Net increase (decrease) in net assets resulting from operations	9,136	16,044	101	43,753
Changes from principal transactions:				
Total unit transactions	(7,642)	(5,712)	(27)	(9,833)
Increase (decrease) in net assets derived from				
principal transactions	(7,642)	(5,712)	(27)	(9,833)
Total increase (decrease) in net assets	1,494	10,332	74	33,920
Net assets at December 31, 2019	34,644	67,826	351	156,083
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	355	362	(1)	(1,365)
Total realized gain (loss) on investments				
and capital gains distributions	(473)	(2,145)	(60)	(1,978)
Net unrealized appreciation (depreciation)				
of investments	952	2,608	167	48,317
Net increase (decrease) in net assets resulting from operations	834	825	106	44,974
Changes from principal transactions:				
Total unit transactions	(2,000)	(6,525)	(80)	(17,187)
Increase (decrease) in net assets derived from				
principal transactions	(2,000)	(6,525)	(80)	(17,187)
Total increase (decrease) in net assets	(1,166)	(5,700)	26	27,787
Net assets at December 31, 2020	$ 33,478	$ 62,126	$ 377	$ 183,870

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Adviser Class
Net assets at January 1, 2019	$ 11,187	$ 125	$ 5,486	$ 228
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	99	—	(31)	4
Total realized gain (loss) on investments and capital gains distributions	4,232	19	630	60
Net unrealized appreciation (depreciation) of investments	(985)	6	407	(11)
Net increase (decrease) in net assets resulting from operations	3,346	25	1,006	53
Changes from principal transactions:				
Total unit transactions	(1,364)	(5)	(717)	(21)
Increase (decrease) in net assets derived from principal transactions	(1,364)	(5)	(717)	(21)
Total increase (decrease) in net assets	1,982	20	289	32
Net assets at December 31, 2019	13,169	145	5,775	260
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(130)	—	(7)	3
Total realized gain (loss) on investments and capital gains distributions	(490)	5	3	7
Net unrealized appreciation (depreciation) of investments	3,136	6	472	(13)
Net increase (decrease) in net assets resulting from operations	2,516	11	468	(3)
Changes from principal transactions:				
Total unit transactions	(1,452)	(3)	36	(19)
Increase (decrease) in net assets derived from principal transactions	(1,452)	(3)	36	(19)
Total increase (decrease) in net assets	1,064	8	504	(22)
Net assets at December 31, 2020	$ 14,233	$ 153	$ 6,279	$ 238

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class
Net assets at January 1, 2019	$ 54,176	$ 1,346	$ 259,611	$ 1,169
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	782	18	2,872	12
Total realized gain (loss) on investments				
and capital gains distributions	16,216	64	24,938	21
Net unrealized appreciation (depreciation)				
of investments	(4,556)	167	19,382	158
Net increase (decrease) in net assets resulting from operations	12,442	249	47,192	191
Changes from principal transactions:				
Total unit transactions	(6,465)	(108)	(25,298)	(299)
Increase (decrease) in net assets derived from				
principal transactions	(6,465)	(108)	(25,298)	(299)
Total increase (decrease) in net assets	5,977	141	21,894	(108)
Net assets at December 31, 2019	60,153	1,487	281,505	1,061
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	582	15	2,280	9
Total realized gain (loss) on investments				
and capital gains distributions	3,526	56	16,774	7
Net unrealized appreciation (depreciation)				
of investments	(5,653)	59	2,458	34
Net increase (decrease) in net assets resulting from operations	(1,545)	130	21,512	50
Changes from principal transactions:				
Total unit transactions	(5,156)	(26)	(26,680)	(111)
Increase (decrease) in net assets derived from				
principal transactions	(5,156)	(26)	(26,680)	(111)
Total increase (decrease) in net assets	(6,701)	104	(5,168)	(61)
Net assets at December 31, 2020	$ 53,452	$ 1,591	$ 276,337	$ 1,000

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	VY® Invesco Oppenheimer Global Portfolio - Adviser Class	VY® Invesco Oppenheimer Global Portfolio - Initial Class	VY® Invesco Oppenheimer Global Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class
Net assets at January 1, 2019	$ 219	$ 512,694	$ 1,362	$ 244
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(3,014)	(13)	1
Total realized gain (loss) on investments				
and capital gains distributions	46	108,975	327	27
Net unrealized appreciation (depreciation)				
of investments	21	41,996	96	31
Net increase (decrease) in net assets resulting from operations	66	147,957	410	59
Changes from principal transactions:				
Total unit transactions	(19)	(57,257)	(14)	(33)
Increase (decrease) in net assets derived from				
principal transactions	(19)	(57,257)	(14)	(33)
Total increase (decrease) in net assets	47	90,700	396	26
Net assets at December 31, 2019	266	603,394	1,758	270
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	784	(1)	1
Total realized gain (loss) on investments				
and capital gains distributions	4	34,002	84	(13)
Net unrealized appreciation (depreciation)				
of investments	54	109,074	385	6
Net increase (decrease) in net assets resulting from operations	59	143,860	468	(6)
Changes from principal transactions:				
Total unit transactions	(39)	(65,489)	23	(62)
Increase (decrease) in net assets derived from				
principal transactions	(39)	(65,489)	23	(62)
Total increase (decrease) in net assets	20	78,371	491	(68)
Net assets at December 31, 2020	$ 286	$ 681,765	$ 2,249	$ 202

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net assets at January 1, 2019	$ 19,362	$ 54,651	$ 292	$ 403,457
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	83	(33)	—	(3,559)
Total realized gain (loss) on investments and capital gains distributions	2,156	6,587	45	62,242
Net unrealized appreciation (depreciation) of investments	2,463	6,370	61	81,160
Net increase (decrease) in net assets resulting from operations	4,702	12,924	106	139,843
Changes from principal transactions:				
Total unit transactions	(2,801)	(7,560)	(10)	(28,225)
Increase (decrease) in net assets derived from principal transactions	(2,801)	(7,560)	(10)	(28,225)
Total increase (decrease) in net assets	1,901	5,364	96	111,618
Net assets at December 31, 2019	21,263	60,015	388	515,075
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	103	73	(1)	(4,749)
Total realized gain (loss) on investments and capital gains distributions	237	640	46	67,490
Net unrealized appreciation (depreciation) of investments	(697)	(1,950)	60	80,714
Net increase (decrease) in net assets resulting from operations	(357)	(1,237)	105	143,455
Changes from principal transactions:				
Total unit transactions	(2,254)	(6,433)	(39)	(48,241)
Increase (decrease) in net assets derived from principal transactions	(2,254)	(6,433)	(39)	(48,241)
Total increase (decrease) in net assets	(2,611)	(7,670)	66	95,214
Net assets at December 31, 2020	$ 18,652	$ 52,345	$ 454	$ 610,289

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class
Net assets at January 1, 2019	$ 1,206	$ 928	$ 449,287	$ 3,407
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8)	(4)	(3,642)	(23)
Total realized gain (loss) on investments				
and capital gains distributions	172	257	130,331	702
Net unrealized appreciation (depreciation)				
of investments	253	13	4,143	248
Net increase (decrease) in net assets resulting from operations	417	266	130,832	927
Changes from principal transactions:				
Total unit transactions	(364)	(124)	(23,333)	(1,090)
Increase (decrease) in net assets derived from				
principal transactions	(364)	(124)	(23,333)	(1,090)
Total increase (decrease) in net assets	53	142	107,499	(163)
Net assets at December 31, 2019	1,259	1,070	556,786	3,244
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	(4)	(5,252)	(23)
Total realized gain (loss) on investments				
and capital gains distributions	139	61	49,002	168
Net unrealized appreciation (depreciation)				
of investments	185	295	145,589	803
Net increase (decrease) in net assets resulting from operations	315	352	189,339	948
Changes from principal transactions:				
Total unit transactions	(186)	(160)	(32,573)	(699)
Increase (decrease) in net assets derived from				
principal transactions	(186)	(160)	(32,573)	(699)
Total increase (decrease) in net assets	129	192	156,766	249
Net assets at December 31, 2020	$ 1,388	$ 1,262	$ 713,552	$ 3,493

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I
Net assets at January 1, 2019	$ 6,239	$ 26,327	$ 60,918	$ 54,755
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	80	492	1,088	1,068
Total realized gain (loss) on investments				
and capital gains distributions	731	1,654	8,653	6,334
Net unrealized appreciation (depreciation)				
of investments	880	1,457	3,178	2,274
Net increase (decrease) in net assets resulting from operations	1,691	3,603	12,919	9,676
Changes from principal transactions:				
Total unit transactions	(95)	421	(2,104)	(3,937)
Increase (decrease) in net assets derived from				
principal transactions	(95)	421	(2,104)	(3,937)
Total increase (decrease) in net assets	1,596	4,024	10,815	5,739
Net assets at December 31, 2019	7,835	30,351	71,733	60,494
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	108	464	748	787
Total realized gain (loss) on investments				
and capital gains distributions	1,872	1,019	8,585	4,101
Net unrealized appreciation (depreciation)				
of investments	(869)	1,401	(143)	1,611
Net increase (decrease) in net assets resulting from operations	1,111	2,884	9,190	6,499
Changes from principal transactions:				
Total unit transactions	587	499	(2,656)	(3,472)
Increase (decrease) in net assets derived from				
principal transactions	587	499	(2,656)	(3,472)
Total increase (decrease) in net assets	1,698	3,383	6,534	3,027
Net assets at December 31, 2020	$ 9,533	$ 33,734	$ 78,267	$ 63,521

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S	Voya Global High Dividend Low Volatility Portfolio - Class I
Net assets at January 1, 2019	$ 1,271	$ 1,069,882	$ 190	$ 74,924
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	5,990	1	1,612
Total realized gain (loss) on investments				
and capital gains distributions	154	153,369	22	4,654
Net unrealized appreciation (depreciation)				
of investments	180	118,985	27	9,064
Net increase (decrease) in net assets resulting from operations	347	278,344	50	15,330
Changes from principal transactions:				
Total unit transactions	(81)	(133,135)	(4)	(3,452)
Increase (decrease) in net assets derived from				
principal transactions	(81)	(133,135)	(4)	(3,452)
Total increase (decrease) in net assets	266	145,209	46	11,878
Net assets at December 31, 2019	1,537	1,215,091	236	86,802
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	3,165	1	1,265
Total realized gain (loss) on investments				
and capital gains distributions	154	157,388	26	182
Net unrealized appreciation (depreciation)				
of investments	64	11,258	15	(3,616)
Net increase (decrease) in net assets resulting from operations	227	171,811	42	(2,169)
Changes from principal transactions:				
Total unit transactions	(177)	(125,246)	20	(9,083)
Increase (decrease) in net assets derived from				
principal transactions	(177)	(125,246)	20	(9,083)
Total increase (decrease) in net assets	50	46,565	62	(11,252)
Net assets at December 31, 2020	$ 1,587	$ 1,261,656	$ 298	$ 75,550

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Global High Dividend Low Volatility Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I
Net assets at January 1, 2019	$ 10,636	$ 334,558	$ 181	$ 271,771
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	158	1,831	2	1,113
Total realized gain (loss) on investments				
and capital gains distributions	692	49,137	31	36,584
Net unrealized appreciation (depreciation)				
of investments	1,195	39,659	19	29,078
Net increase (decrease) in net assets resulting from operations	2,045	90,627	52	66,775
Changes from principal transactions:				
Total unit transactions	(1,083)	(38,208)	(26)	(28,021)
Increase (decrease) in net assets derived from				
principal transactions	(1,083)	(38,208)	(26)	(28,021)
Total increase (decrease) in net assets	962	52,419	26	38,754
Net assets at December 31, 2019	11,598	386,977	207	310,525
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	107	2,089	2	1,375
Total realized gain (loss) on investments				
and capital gains distributions	13	49,124	35	11,508
Net unrealized appreciation (depreciation)				
of investments	(489)	911	(18)	3,893
Net increase (decrease) in net assets resulting from operations	(369)	52,124	19	16,776
Changes from principal transactions:				
Total unit transactions	(1,079)	(33,977)	(96)	(28,774)
Increase (decrease) in net assets derived from				
principal transactions	(1,079)	(33,977)	(96)	(28,774)
Total increase (decrease) in net assets	(1,448)	18,147	(77)	(11,998)
Net assets at December 31, 2020	$ 10,150	$ 405,124	$ 130	$ 298,527

The accompanying notes are an integral part of these financial statements.

213

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class I
Net assets at January 1, 2019	$ 59	$ 122,776	$ 155	$ 37,196
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	17	—	838
Total realized gain (loss) on investments and capital gains distributions	7	28,228	33	243
Net unrealized appreciation (depreciation) of investments	8	(4,444)	(2)	6,270
Net increase (decrease) in net assets resulting from operations	16	23,801	31	7,351
Changes from principal transactions:				
Total unit transactions	(16)	(13,863)	(21)	(639)
Increase (decrease) in net assets derived from principal transactions	(16)	(13,863)	(21)	(639)
Total increase (decrease) in net assets	—	9,938	10	6,712
Net assets at December 31, 2019	59	132,714	165	43,908
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	184	1	727
Total realized gain (loss) on investments and capital gains distributions	(3)	5,848	—	(198)
Net unrealized appreciation (depreciation) of investments	5	(2,290)	3	2,280
Net increase (decrease) in net assets resulting from operations	3	3,742	4	2,809
Changes from principal transactions:				
Total unit transactions	(19)	(10,264)	(23)	(1,648)
Increase (decrease) in net assets derived from principal transactions	(19)	(10,264)	(23)	(1,648)
Total increase (decrease) in net assets	(16)	(6,522)	(19)	1,161
Net assets at December 31, 2020	$ 43	$ 126,192	$ 146	$ 45,069

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class I
Net assets at January 1, 2019	$ 7	$ 66,554	$ 1,671	$ 130,188
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(72)	3	1,331
Total realized gain (loss) on investments				
and capital gains distributions	—	6,581	186	10,287
Net unrealized appreciation (depreciation)				
of investments	1	16,432	415	28,469
Net increase (decrease) in net assets resulting from operations	1	22,941	604	40,087
Changes from principal transactions:				
Total unit transactions	1	7704	403	7701
Increase (decrease) in net assets derived from				
principal transactions	1	7704	403	7701
Total increase (decrease) in net assets	2	30645	1007	47788
Net assets at December 31, 2019	9	97199	2678	177976
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(520)	(2)	1,389
Total realized gain (loss) on investments				
and capital gains distributions	—	10,574	472	14,540
Net unrealized appreciation (depreciation)				
of investments	1	25,669	551	23,483
Net increase (decrease) in net assets resulting from operations	1	35,723	1,021	39,412
Changes from principal transactions:				
Total unit transactions	1	7,742	(127)	11,868
Increase (decrease) in net assets derived from				
principal transactions	1	7,742	(127)	11,868
Total increase (decrease) in net assets	2	43,465	894	51,280
Net assets at December 31, 2020	$ 11	$ 140,664	$ 3,572	$ 229,256

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S
Net assets at January 1, 2019	$ 423	$ 558	$ 14,982	$ 15,370
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	7	197	(83)
Total realized gain (loss) on investments				
and capital gains distributions	42	56	899	2,325
Net unrealized appreciation (depreciation)				
of investments	77	61	2,641	2,887
Net increase (decrease) in net assets resulting from operations	122	124	3,737	5,129
Changes from principal transactions:				
Total unit transactions	(56)	(146)	914	358
Increase (decrease) in net assets derived from				
principal transactions	(56)	(146)	914	358
Total increase (decrease) in net assets	66	(22)	4,651	5,487
Net assets at December 31, 2019	489	536	19,633	20,857
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	—	(1)	(168)
Total realized gain (loss) on investments				
and capital gains distributions	40	16	903	2,538
Net unrealized appreciation (depreciation)				
of investments	51	(19)	(919)	4,099
Net increase (decrease) in net assets resulting from operations	92	(3)	(17)	6,469
Changes from principal transactions:				
Total unit transactions	(41)	(40)	97	(2,272)
Increase (decrease) in net assets derived from				
principal transactions	(41)	(40)	97	(2,272)
Total increase (decrease) in net assets	51	(43)	80	4,197
Net assets at December 31, 2020	$ 540	$ 493	$ 19,713	$ 25,054

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya Small Company Portfolio - Class S
Net assets at January 1, 2019	$ 140,564	$ 67,456	$ 127,882	$ 129
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,344	221	(799)	(1)
Total realized gain (loss) on investments and capital gains distributions	27,455	7,494	17,624	21
Net unrealized appreciation (depreciation) of investments	12,140	9,006	13,237	12
Net increase (decrease) in net assets resulting from operations	40,939	16,721	30,062	32
Changes from principal transactions:				
Total unit transactions	2,289	5,349	(16,500)	7
Increase (decrease) in net assets derived from principal transactions	2,289	5,349	(16,500)	7
Total increase (decrease) in net assets	43,228	22,070	13,562	39
Net assets at December 31, 2019	183,792	89,526	141,444	168
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,227	245	(462)	—
Total realized gain (loss) on investments and capital gains distributions	14,338	3,274	(3,605)	(16)
Net unrealized appreciation (depreciation) of investments	11,970	13,971	16,720	29
Net increase (decrease) in net assets resulting from operations	27,535	17,490	12,653	13
Changes from principal transactions:				
Total unit transactions	(7,140)	1,884	(13,353)	(51)
Increase (decrease) in net assets derived from principal transactions	(7,140)	1,884	(13,353)	(51)
Total increase (decrease) in net assets	20,395	19,374	(700)	(38)
Net assets at December 31, 2020	$ 204,187	$ 108,900	$ 140,744	$ 130

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I
Net assets at January 1, 2019	$ 16,449	$ 226,057	$ 1,008	$ 55,777
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	286	(1,452)	(5)	(602)
Total realized gain (loss) on investments				
and capital gains distributions	30	27,601	118	6,533
Net unrealized appreciation (depreciation)				
of investments	945	35,727	155	7,455
Net increase (decrease) in net assets resulting from operations	1,261	61,876	268	13,386
Changes from principal transactions:				
Total unit transactions	2,421	(21,007)	(195)	(4,931)
Increase (decrease) in net assets derived from				
principal transactions	2,421	(21,007)	(195)	(4,931)
Total increase (decrease) in net assets	3,682	40,869	73	8,455
Net assets at December 31, 2019	20,131	266,926	1,081	64,232
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	526	(1,978)	(5)	(580)
Total realized gain (loss) on investments				
and capital gains distributions	544	13,250	120	(1,325)
Net unrealized appreciation (depreciation)				
of investments	376	90,230	295	16,909
Net increase (decrease) in net assets resulting from operations	1,446	101,502	410	15,004
Changes from principal transactions:				
Total unit transactions	9,826	(16,199)	(244)	(4,034)
Increase (decrease) in net assets derived from				
principal transactions	9,826	(16,199)	(244)	(4,034)
Total increase (decrease) in net assets	11,272	85,303	166	10,970
Net assets at December 31, 2020	$ 31,403	$ 352,229	$ 1,247	$ 75,202

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select	Wanger USA
Net assets at January 1, 2019	$ 104	$ 35,293	$ 54,081	$ 77,471
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	26	(505)	(433)
Total realized gain (loss) on investments				
and capital gains distributions	7	1,731	1,268	9,337
Net unrealized appreciation (depreciation)				
of investments	20	7,944	13,670	14,022
Net increase (decrease) in net assets resulting from operations	27	9,701	14,433	22,926
Changes from principal transactions:				
Total unit transactions	(32)	(3,995)	(7,079)	(4,653)
Increase (decrease) in net assets derived from				
principal transactions	(32)	(3,995)	(7,079)	(4,653)
Total increase (decrease) in net assets	(5)	5,706	7,354	18,273
Net assets at December 31, 2019	99	40,999	61,435	95,744
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	474	(92)	(635)
Total realized gain (loss) on investments				
and capital gains distributions	(6)	(918)	2,402	(929)
Net unrealized appreciation (depreciation)				
of investments	20	5,288	11,679	21,083
Net increase (decrease) in net assets resulting from operations	14	4,844	13,989	19,519
Changes from principal transactions:				
Total unit transactions	(55)	(4,263)	(7,218)	(13,176)
Increase (decrease) in net assets derived from				
principal transactions	(55)	(4,263)	(7,218)	(13,176)
Total increase (decrease) in net assets	(41)	581	6,771	6,343
Net assets at December 31, 2020	$ 58	$ 41,580	$ 68,206	$ 102,087

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Washington Mutual Investors Fund^{SM} - Class R-3	Washington Mutual Investors Fund^{SM} - Class R-4	Wells Fargo Small Company Growth Fund - Administrator Class	Wells Fargo Small Company Value Fund - Class A
Net assets at January 1, 2019	$ 2,484	$ 189,561	$ 6,008	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	1,839	(76)	1
Total realized gain (loss) on investments				
and capital gains distributions	294	18,473	326	—
Net unrealized appreciation (depreciation)				
of investments	108	25,513	1,208	10
Net increase (decrease) in net assets resulting from operations	418	45,825	1,458	11
Changes from principal transactions:				
Total unit transactions	(1,753)	(2,333)	(390)	117
Increase (decrease) in net assets derived from				
principal transactions	(1,753)	(2,333)	(390)	117
Total increase (decrease) in net assets	(1,335)	43,492	1,068	128
Net assets at December 31, 2019	1,149	233,053	7,076	128
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10	1,872	(76)	—
Total realized gain (loss) on investments				
and capital gains distributions	(1)	12,949	891	(1)
Net unrealized appreciation (depreciation)				
of investments	18	(1,043)	1,168	4
Net increase (decrease) in net assets resulting from operations	27	13,778	1,983	3
Changes from principal transactions:				
Total unit transactions	(145)	(13,722)	328	—
Increase (decrease) in net assets derived from				
principal transactions	(145)	(13,722)	328	—
Total increase (decrease) in net assets	(118)	56	2,311	3
Net assets at December 31, 2020	$ 1,031	$ 233,109	$ 9,387	$ 131

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Wells Fargo Special Small Cap Value Fund - Class A
Net assets at January 1, 2019	$ 99,804
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	(300)
Total realized gain (loss) on investments and capital gains distributions	6,937
Net unrealized appreciation (depreciation) of investments	19,158
Net increase (decrease) in net assets resulting from operations	25,795
Changes from principal transactions:	
Total unit transactions	(7,310)
Increase (decrease) in net assets derived from principal transactions	(7,310)
Total increase (decrease) in net assets	18,485
Net assets at December 31, 2019	118,289
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	(662)
Total realized gain (loss) on investments and capital gains distributions	6,284
Net unrealized appreciation (depreciation) of investments	(7,281)
Net increase (decrease) in net assets resulting from operations	(1,659)
Changes from principal transactions:	
Total unit transactions	(9,701)
Increase (decrease) in net assets derived from principal transactions	(9,701)
Total increase (decrease) in net assets	(11,360)
Net assets at December 31, 2020	$ 106,929

The accompanying notes are an integral part of these financial statements.

1. Organization

Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the "Account") was established by ("VRIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a holding company domiciled in the State of Delaware.

Prior to May 2013, Voya Financial, which together with its subsidiaries, including the Company, was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING. Between October 2013 and March 2015, ING completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. VRIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business VRIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VRIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VRIAC.

At December 31, 2020, the Account had 314 investment divisions (the "Divisions"), 169 of which invest in independently managed mutual funds and 145 of which invest in mutual funds managed by an affiliate, Voya Investments, LLC ("VIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts ("the Trusts").

The Divisions with asset balances at December 31, 2020 and related Trusts are as follows:

AB Relative Value Fund, Inc.:
AB Relative Value Fund - Class A
AB Variable Products Series Fund, Inc.:
AB VPS Growth and Income Portfolio - Class A
Aberdeen Funds:
Aberdeen Emerging Markets Sustainable Leaders Fund - Institutional Class
AIM Counselor Series Trust:
Invesco Capital Appreciation Fund - Class A
Invesco Floating Rate ESG Fund - Class R5
AIM Equity Funds:
Invesco Main Street Fund - Class A
AIM Growth Series (Invesco Growth Series):
Invesco Main Street Mid Cap Fund® - Class A
AIM Growth Series:
Invesco Small Cap Growth Fund - Class A
AIM International Mutual Funds:
Invesco International Small-Mid Company Fund - Class Y

Invesco Oppenheimer International Growth Fund - Class Y
AIM Investment Funds:
Invesco Developing Markets Fund - Class A
Invesco Developing Markets Fund - Class Y
Invesco Endeavor Fund - Class A
Invesco Health Care Fund - Investor Class
Invesco International Bond Fund - Class A
AIM Investment Securities Funds:
Invesco High Yield Fund - Class R5
AIM Sector Funds:
Invesco American Value Fund - Class R5
Invesco Energy Fund - Class R5
Invesco Gold & Special Minerals Fund - Class A
Invesco Small Cap Value Fund - Class A
AIM Variable Insurance Funds:
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I
Invesco Oppenheimer V.I. Global Fund - Series I

Invesco Oppenheimer V.I. Global Strategic Income Fund - Series I

Invesco Oppenheimer V.I. Main Street Fund - Series I

Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I

Invesco V.I. American Franchise Fund - Series I

Invesco V.I. Core Equity Fund - Series I

Alger Funds II:

Alger Responsible Investing Fund - Class A

Alger Funds:

Alger Capital Appreciation Fund - Class A

Allianz Funds:

AllianzGI Dividend Value Fund - Class A

AllianzGI Large-Cap Value Fund - Institutional Class

AllianzGI Small-Cap Value Fund - Class A

Amana Mutual Funds Trust:

Amana Growth Fund - Investor Class

Amana Income Fund - Investor Class

American Balanced Fund®, Inc.:

American Balanced Fund® - Class R-3

American Beacon Funds:

American Beacon Small Cap Value Fund - Investor Class

American Century Government Income Trust:

Inflation-Adjusted Bond Fund - Investor Class

American Century Quantitative Equity Funds, Inc.:

American Century Investments® Disciplined Core Value Fund - A Class

American Funds® Fundamental Investors:

American Funds® Fundamental Investors® - Class R-3

American Funds® Fundamental Investors® - Class R-4

American Mutual Fund®:

American Mutual Fund® - Class R-4

AMG Funds IV:

AMG Managers Fairpointe Mid Cap Fund - Class N

Ariel Investment Trust:

Ariel Appreciation Fund - Investor Class

Ariel Fund - Investor Class

Artisan Funds, Inc.:

Artisan International Fund - Investor Shares

BlackRock Equity Dividend Fund:

BlackRock Equity Dividend Fund - Investor A Shares

BlackRock Funds^SM:

BlackRock Health Sciences Opportunities Portfolio - Institutional Shares

BlackRock Health Sciences Opportunities Portfolio - Investor A Shares

BlackRock Mid Cap Dividend Series, Inc.:

BlackRock Mid Cap Dividend Fund - Institutional Shares

BlackRock Mid Cap Dividend Fund - Investor A Shares

Bond Fund of America^SM, Inc.:

Bond Fund of America^SM - Class R-4

Calvert Responsible Index Series, Inc.:

Calvert US Large-Cap Core Responsible Index Fund - Class A

Calvert Variable Series, Inc.:

Calvert VP SRI Balanced Portfolio

Capital Income Builder®, Inc.:

Capital Income Builder® - Class R-4

Capital World Growth & Income Fund^SM, Inc.:

Capital World Growth & Income Fund^SM - Class R-3

Cohen & Steers Real Estate Securities Fund, Inc.:

Cohen & Steers Real Estate Securities Fund, Inc. - Class A

Cohen & Steers Realty Shares, Inc.:

Cohen & Steers Realty Shares, Inc.

Columbia Funds Series Trust:

Columbia Select Mid Cap Value Fund - Class A Shares

Columbia Select Mid Cap Value Fund - Institutional Class

Columbia^SM Acorn® Trust:

Columbia^SM Acorn® Fund - Class A Shares

CRM Mutual Fund Trust:

CRM Mid Cap Value Fund - Investor Shares

Davis Series, Inc.:

Davis Financial Fund - Class Y

Delaware Small Cap Value Fund - Class A

Delaware Group® Equity Funds V:

Delaware Smid Cap Growth Fund - Institutional Class

Deutsche DWS Investment Trust:

DWS Small Cap Growth Fund - Class S

Deutsche DWS Investments VIT Funds:

DWS Equity 500 Index Fund - Class S

DFA Investment Dimensions Group, Inc.:

DFA Emerging Markets Core Equity Portfolio - Institutional Class

DFA Inflation-Protected Securities Portfolio - Institutional Class

DFA U.S. Targeted Value Portfolio - Institutional Class

Dodge & Cox Funds:

Dodge & Cox International Stock Fund

Dodge & Cox Stock Fund

Eaton Vance Special Investment Trust:

Eaton Vance Large-Cap Value Fund - Class R Shares

EuroPacific Growth Fund®:

EuroPacific Growth Fund® - Class R-3

EuroPacific Growth Fund® - Class R-4

Federated Hermes World Investment Series, Inc.:

Federated Hermes International Leaders Fund - Institutional Shares

Fidelity® Contrafund®:

Fidelity Advisor® New Insights Fund - Class I

Fidelity® Variable Insurance Products II:

Fidelity® VIP Contrafund® Portfolio - Initial Class

Fidelity® VIP Index 500 Portfolio - Initial Class

Fidelity® Variable Insurance Products V:

Fidelity® VIP Asset Manager Portfolio - Initial Class

Fidelity® Variable Insurance Products:

Fidelity® VIP Equity-Income Portfolio - Initial Class

Fidelity® VIP Growth Portfolio - Initial Class

Fidelity® VIP High Income Portfolio - Initial Class

Fidelity® VIP Overseas Portfolio - Initial Class

Franklin Mutual Series Fund, Inc.:

Franklin Mutual Global Discovery Fund - Class R

Franklin Strategic Series:

Franklin Biotechnology Discovery Fund - Advisor Class

Franklin Natural Resources Fund - Advisor Class

Franklin Small-Mid Cap Growth Fund - Class A

Franklin Templeton Variable Insurance Products Trust:

Franklin Small Cap Value VIP Fund - Class 2

Goldman Sachs Trust:

Goldman Sachs Growth Opportunities Fund - Investor Shares

Growth Fund of America®, Inc.:

Growth Fund of America® - Class R-3

Growth Fund of America® - Class R-4

Hartford Mutual Funds, Inc.:

The Hartford Capital Appreciation Fund - Class R4

The Hartford Dividend And Growth Fund - Class R4

The Hartford International Opportunities Fund - Class R4

Income Fund of America®:

Income Fund of America® - Class R-3

Ivy Funds, Inc.:

Ivy Science and Technology Fund - Class Y

Janus Aspen Series:

Janus Henderson Balanced Portfolio - Institutional Shares

Janus Henderson Enterprise Portfolio - Institutional Shares

Janus Henderson Flexible Bond Portfolio - Institutional Shares

Janus Henderson Global Research Portfolio - Institutional Shares

Janus Henderson Research Portfolio - Institutional Shares

JPMorgan Trust II:

JPMorgan Equity Income Fund - Class I Shares

JPMorgan Government Bond Fund - Class I Shares

Lazard Funds, Inc.:

Lazard International Equity Portfolio - Open Shares

Legg Mason Partners Equity Trust:

ClearBridge Aggressive Growth Fund - Class I

LKCM Funds:

LKCM Aquinas Catholic Equity Fund

Loomis Sayles Funds I:

Loomis Sayles Small Cap Value Fund - Retail Class

Loomis Sayles Funds II:

Loomis Sayles Limited Term Government and Agency Fund - Class Y

Lord Abbett Developing Growth Fund, Inc.:

Lord Abbett Developing Growth Fund - Class A

Lord Abbett Investment Trust:

Lord Abbett Core Fixed Income Fund - Class A

Lord Abbett Short Duration Income Fund - Class R4

Lord Abbett Mid Cap Stock Fund, Inc.:

Lord Abbett Mid Cap Stock Fund - Class A

Lord Abbett Research Fund, Inc.:

Lord Abbett Small Cap Value Fund - Class A

Lord Abbett Securities Trust:

Lord Abbett Fundamental Equity Fund - Class A

Lord Abbett Series Fund, Inc.:

Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC

MainStay Funds Trust:

MainStay CBRE Real Estate Fund - Class A

Massachusetts Investors Growth Stock Fund:

Massachusetts Investors Growth Stock Fund - Class A

Metropolitan West Funds:

Metropolitan West Total Return Bond Fund - Class I Shares

Metropolitan West Total Return Bond Fund - Class M Shares

MFS® Series Trust X:

MFS® International Intrinsic Value Fund - Class R3

MFS® New Discovery Fund - Class R3

Neuberger Berman Equity Funds®:

Neuberger Berman Genesis Fund - Trust Class Shares

Neuberger Berman Sustainable Equity Fund - Institutional Class Shares

Neuberger Berman Sustainable Equity Fund - Trust Class Shares

New Perspective Fund®:

New Perspective Fund® - Class R-3

New Perspective Fund® - Class R-4

New World Fund, Inc.®:

New World Fund® - Class R-4

Nuveen Investment Funds, Inc.:

Nuveen Global Infrastructure Fund - Class I

Parnassus Income Funds:

Parnassus Core Equity Fund℠ - Investor Shares

Pax World Funds Series Trust I:

Pax Sustainable Allocation Fund - Investor Class

PIMCO Funds:

PIMCO CommodityRealReturn Strategy Fund® - Administrative Class

PIMCO Variable Insurance Trust:

PIMCO VIT Real Return Portfolio - Administrative Class

Pioneer Equity Income Fund:

Pioneer Equity Income Fund - Class Y Shares

Pioneer High Yield Fund:

Pioneer High Yield Fund - Class A Shares

Pioneer Strategic Income Fund:

Pioneer Strategic Income Fund - Class A Shares

Pioneer Variable Contracts Trust:

Pioneer Equity Income VCT Portfolio - Class I

Pioneer High Yield VCT Portfolio - Class I

Prudential Sector Funds, Inc.:

PGIM Jennison Utility Fund - Class Z

RiverSource Investment Series, Inc.:

Columbia Large Cap Value Fund - Advisor Class

Royce Fund:

Royce Total Return Fund - Service Class

Schwartz Investment Trust:

Ave Maria Rising Dividend Fund

SmallCap World Fund, Inc.:

SMALLCAP World Fund® - Class R-4

T. Rowe Price Investment Services, Inc.:

T. Rowe Price Large-Cap Growth Fund - I Class

T. Rowe Price Mid-Cap Value Fund, Inc.:

T. Rowe Price Mid-Cap Value Fund - R Class

T. Rowe Price Value Fund, Inc.:

T. Rowe Price Value Fund - Advisor Class

TCW Funds Inc:

TCW Total Return Bond Fund - Class N

Templeton Funds, Inc.:

Templeton Foreign Fund - Class A

Templeton Income Trust:

Templeton Global Bond Fund - Advisor Class

Templeton Global Bond Fund - Class A

Third Avenue Trust:

Third Avenue Real Estate Value Fund - Institutional Class

Touchstone Strategic Trust:

Touchstone Value Fund - Institutional Class

USAA Mutual Funds Trust:

USAA Precious Metals and Minerals Fund - Class A Shares

Vanguard® Bond Index Funds:

Vanguard® Total Bond Market Index Fund - Admiral™ Shares

Vanguard® Total International Stock Index Fund - Admiral™ Shares

Vanguard® Variable Insurance Fund:

Diversified Value Portfolio

Equity Income Portfolio

Small Company Growth Portfolio

Victory Portfolios:

Victory Integrity Small-Cap Value Fund - Class Y

Victory Sycamore Established Value Fund - Class A

Victory Sycamore Small Company Opportunity Fund - Class R

Voya Balanced Portfolio, Inc.:

Voya Balanced Portfolio - Class I

Voya Equity Trust:

Voya Large Cap Value Fund - Class A

Voya Funds Trust:

Voya Floating Rate Fund - Class A

Voya GNMA Income Fund - Class A

Voya Intermediate Bond Fund - Class A

Voya Intermediate Bond Portfolio:

Voya Intermediate Bond Portfolio - Class I

Voya Intermediate Bond Portfolio - Class S

Voya Investors Trust:

Voya Global Perspectives® Portfolio - Class I

Voya High Yield Portfolio - Adviser Class

Voya High Yield Portfolio - Institutional Class

Voya High Yield Portfolio - Service Class

Voya Large Cap Growth Portfolio - Adviser Class

Voya Large Cap Growth Portfolio - Institutional Class

Voya Large Cap Growth Portfolio - Service Class

Voya Large Cap Value Portfolio - Adviser Class

Voya Large Cap Value Portfolio - Institutional Class

Voya Large Cap Value Portfolio - Service Class

Voya Limited Maturity Bond Portfolio - Adviser Class

Voya U.S. Stock Index Portfolio - Institutional Class

VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class

VY® Clarion Global Real Estate Portfolio - Institutional Class

VY® Clarion Real Estate Portfolio - Adviser Class

VY® Clarion Real Estate Portfolio - Institutional Class

VY® Clarion Real Estate Portfolio - Service Class

VY® Invesco Growth and Income Portfolio - Institutional Class

VY® Invesco Growth and Income Portfolio - Service Class

VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class

VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class

VY® JPMorgan Emerging Markets Equity Portfolio - Service Class

VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class

VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class

VY® JPMorgan Small Cap Core Equity Portfolio - Service Class

VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class

VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service Class

VY® T. Rowe Price Equity Income Portfolio - Adviser Class

VY® T. Rowe Price Equity Income Portfolio - Service Class

VY® T. Rowe Price International Stock Portfolio - Adviser Class

VY® T. Rowe Price International Stock Portfolio - Service Class

Voya Money Market Portfolio:

Voya Government Money Market Portfolio - Class I

Voya Mutual Funds:

Voya Multi-Manager International Small Cap Fund - Class A

Voya Multi-Manager International Small Cap Fund - Class I

Voya Partners, Inc.:

Voya Global Bond Portfolio - Adviser Class

Voya Global Bond Portfolio - Initial Class

Voya Global Bond Portfolio - Service Class

Voya Index Solution 2025 Portfolio - Initial Class

Voya Index Solution 2025 Portfolio - Service 2 Class

Voya Index Solution 2025 Portfolio - Service Class

Voya Index Solution 2035 Portfolio - Initial Class

Voya Index Solution 2035 Portfolio - Service 2 Class

Voya Index Solution 2035 Portfolio - Service Class

Voya Index Solution 2045 Portfolio - Initial Class

Voya Index Solution 2045 Portfolio - Service 2 Class

Voya Index Solution 2045 Portfolio - Service Class

Voya Index Solution 2055 Portfolio - Initial Class

Voya Index Solution 2055 Portfolio - Service 2 Class

Voya Index Solution 2055 Portfolio - Service Class

Voya Index Solution 2065 Portfolio - Initial Class

Voya Index Solution 2065 Portfolio - Service Class

Voya Index Solution Income Portfolio - Initial Class

Voya Index Solution Income Portfolio - Service 2 Class

Voya Index Solution Income Portfolio - Service Class

Voya International High Dividend Low Volatility Portfolio - Adviser Class

Voya International High Dividend Low Volatility Portfolio - Initial Class

Voya International High Dividend Low Volatility Portfolio - Service Class

Voya Solution 2025 Portfolio - Adviser Class

Voya Solution 2025 Portfolio - Initial Class

Voya Solution 2025 Portfolio - Service 2 Class

Voya Solution 2025 Portfolio - Service Class

Voya Solution 2035 Portfolio - Adviser Class

Voya Solution 2035 Portfolio - Initial Class

Voya Solution 2035 Portfolio - Service 2 Class

Voya Solution 2035 Portfolio - Service Class

Voya Solution 2045 Portfolio - Adviser Class

Voya Solution 2045 Portfolio - Initial Class

Voya Solution 2045 Portfolio - Service 2 Class

Voya Solution 2045 Portfolio - Service Class

Voya Solution 2055 Portfolio - Initial Class

Voya Solution 2055 Portfolio - Service 2 Class

Voya Solution 2055 Portfolio - Service Class

Voya Solution 2065 Portfolio - Service Class

Voya Solution Balanced Portfolio - Service Class

Voya Solution Income Portfolio - Adviser Class

Voya Solution Income Portfolio - Initial Class

Voya Solution Income Portfolio - Service 2 Class

Voya Solution Income Portfolio - Service Class

Voya Solution Moderately Conservative Portfolio - Service Class

VY® American Century Small-Mid Cap Value Portfolio - Adviser Class

VY® American Century Small-Mid Cap Value Portfolio - Initial Class

VY® American Century Small-Mid Cap Value Portfolio - Service Class

VY® Baron Growth Portfolio - Adviser Class

VY® Baron Growth Portfolio - Service Class

VY® Columbia Contrarian Core Portfolio - Service Class

VY® Columbia Small Cap Value II Portfolio - Adviser Class

VY® Columbia Small Cap Value II Portfolio - Service Class

VY® Invesco Comstock Portfolio - Adviser Class

VY® Invesco Comstock Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Adviser Class

VY® Invesco Equity and Income Portfolio - Initial Class

VY® Invesco Equity and Income Portfolio - Service Class

VY® Invesco Oppenheimer Global Portfolio - Adviser Class

VY® Invesco Oppenheimer Global Portfolio - Initial Class

VY® Invesco Oppenheimer Global Portfolio - Service Class

VY® JPMorgan Mid Cap Value Portfolio - Adviser Class

VY® JPMorgan Mid Cap Value Portfolio - Initial Class

VY® JPMorgan Mid Cap Value Portfolio - Service Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class

VY® T. Rowe Price Growth Equity Portfolio - Adviser Class

VY® T. Rowe Price Growth Equity Portfolio - Initial Class

VY® T. Rowe Price Growth Equity Portfolio - Service Class

Voya Series Fund, Inc.:

Voya Corporate Leaders 100 Fund - Class I

Voya Strategic Allocation Portfolios, Inc.:

Voya Strategic Allocation Conservative Portfolio - Class I

Voya Strategic Allocation Growth Portfolio - Class I

Voya Strategic Allocation Moderate Portfolio - Class I

Voya Variable Funds:

Voya Growth and Income Portfolio - Class A

Voya Growth and Income Portfolio - Class I

Voya Growth and Income Portfolio - Class S

Voya Variable Portfolios, Inc.:

Voya Global High Dividend Low Volatility Portfolio - Class I

Voya Global High Dividend Low Volatility Portfolio - Class S

Voya Index Plus LargeCap Portfolio - Class I

Voya Index Plus LargeCap Portfolio - Class S

Voya Index Plus MidCap Portfolio - Class I

Voya Index Plus MidCap Portfolio - Class S

Voya Index Plus SmallCap Portfolio - Class I

Voya Index Plus SmallCap Portfolio - Class S

Voya International Index Portfolio - Class I

Voya International Index Portfolio - Class S

Voya Russell™ Large Cap Growth Index Portfolio - Class I

Voya Russell™ Large Cap Growth Index Portfolio - Class S

Voya Russell™ Large Cap Index Portfolio - Class I

Voya Russell™ Large Cap Index Portfolio - Class S

Voya Russell™ Large Cap Value Index Portfolio - Class I

Voya Russell™ Large Cap Value Index Portfolio - Class S

Voya Russell™ Mid Cap Growth Index Portfolio - Class S

Voya Russell™ Mid Cap Index Portfolio - Class I

Voya Russell™ Small Cap Index Portfolio - Class I

Voya Small Company Portfolio - Class I

Voya Small Company Portfolio - Class S

Voya U.S. Bond Index Portfolio - Class I

Voya Variable Products Trust:

Voya MidCap Opportunities Portfolio - Class I

Voya MidCap Opportunities Portfolio - Class S

Voya SmallCap Opportunities Portfolio - Class I

Voya SmallCap Opportunities Portfolio - Class S

Wanger Advisors Trust:

Wanger International

Wanger Select

Wanger USA

Washington Mutual Investors Fund[SM], Inc.:

Washington Mutual Investors Fund[SM] - Class R-3

Washington Mutual Investors Fund[SM] - Class R-4

Wells Fargo Funds Trust:

Wells Fargo Small Company Growth Fund - Administrator Class

Wells Fargo Small Company Value Fund - Class A

Wells Fargo Special Small Cap Value Fund - Class A

The names of certain Trusts and Divisions were changed during 2020. The following is a summary of current and former names for those Divisions:

Current Name:	Former Name:
Aberdeen Funds:	**Aberdeen Funds:**
Aberdeen Emerging Markets Sustainable Leaders Fund - Institutional Class	Aberdeen International Equity Fund - Institutional Class
AIM Counselor Series Trust:	**AIM Counselor Series Trust:**
Invesco Capital Appreciation Fund - Class A	Invesco Oppenheimer Capital Appreciation Fund - Class A
Invesco Floating Rate ESG Fund - Class R5	Invesco Floating Rate Fund - Class R5
AIM Equity Funds:	**AIM Equity Funds:**
Invesco Main Street Fund - Class A	Invesco Oppenheimer Main Street Fund - Class A
AIM International Mutual Funds:	**AIM International Mutual Funds:**
Invesco International Small-Mid Company Fund - Class Y	Invesco Oppenheimer International Small-Mid Company Fund - Class Y
AIM Investment Funds:	**AIM Investment Funds:**
Invesco Developing Markets Fund - Class A	Invesco Oppenheimer Developing Markets Fund - Class A
Invesco Developing Markets Fund - Class Y	Invesco Oppenheimer Developing Markets Fund - Class Y
Invesco International Bond Fund - Class A	Invesco Oppenheimer International Bond Fund - Class A
AIM Sector Funds:	**AIM Sector Funds:**
Invesco Gold & Special Minerals Fund - Class A	Invesco Oppenheimer Gold & Special Minerals Fund - Class A
Allianz Funds:	**Allianz Funds:**
AllianzGI Dividend Value Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A
AllianzGI Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Large-Cap Value Fund - Institutional Class
AllianzGI Small-Cap Value Fund - Class A	AllianzGI NFJ Small-Cap Value Fund - Class A
American Century Quantitative Equity Funds, Inc.:	**American Century Quantitative Equity Funds, Inc.:**
American Century Investments® Disciplined Core Value Fund - A Class	Income & Growth Fund - A Class
Federated Hermes World Investment Series, Inc.:	**Federated International Leaders Fund:**
Federated Hermes International Leaders Fund - Institutional Shares	Federated International Leaders Fund - Institutional Shares
MainStay Funds:	**MainStay Funds:**
Mainstay Winslow Large Cap Growth Fund - Class R3	Mainstay Large Cap Growth Fund - Class R3
T. Rowe Price Investment Services, Inc.:	**T. Rowe Price Investment Services, Inc.:**
T. Rowe Price Large-Cap Growth Fund - I Class	T. Rowe Price Institutional Large-Cap Growth Fund
Voya Variable Portfolios, Inc.:	**Voya Variable Portfolios, Inc.:**
Voya Global High Dividend Low Volatility Portfolio - Class I	Voya Global Equity Portfolio - Class I
Voya Global High Dividend Low Volatility Portfolio - Class S	Voya Global Equity Portfolio - Class S

During 2020, the following Divisions were closed to contract owners:

AIM Growth Series:	**Voya Equity Trust:**
Invesco Mid Cap Core Equity Fund - Class A	Voya Real Estate Fund - Class A
Columbia^SM Acorn® Trust:	**Voya Investors Trust:**
Columbia^SM Acorn® Fund - Institutional Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class
MainStay Funds:	**Voya Mutual Funds:**
Mainstay Winslow Large Cap Growth Fund - Class R3	Voya Global Real Estate Fund - Class A
USAA Investment Trust:	
USAA Precious Metals and Minerals Fund - Adviser Shares	

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of VRIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VRIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 3.5% to 5.0%. The mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, VRIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VRIAC. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, death benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VRIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VRIAC).

Subsequent Events

The Account has evaluated all events through the date the financial statements were issued to determine whether any event required either recognition or disclosure in the financial statements. The Account is not aware of any subsequent events that would have a material effect on the financial statements of the Account except as follows:

On January 4, 2021, Voya Financial, Inc. ("Voya Financial") consummated a series of transactions pursuant to a Master Transaction Agreement (the "Resolution MTA") entered into on December 18, 2019 with Resolution Life U.S. Holdings Inc., a Delaware corporation ("Resolution Life US"), pursuant to which Resolution Life US acquired all of the shares of the capital stock of several subsidiaries of Voya Financial including Security Life of Denver Company ("SLD").

Concurrently with the sale, SLD entered into reinsurance agreements with Reliastar Life Insurance Company ("RLI"), ReliaStar Life Insurance Company of New York ("RLNY"), and Voya Retirement Insurance and Annuity Company ("VRIAC"), each of which is a direct or indirect wholly owned subsidiary of Voya Financial. Pursuant to these agreements, RLI and VRIAC reinsured to SLD a 100% quota share, and RLNY reinsured to SLD a 75% quota share, of their respective individual life insurance and annuities businesses. RLI, RLNY, and VRIAC remain subsidiaries of Voya Financial and remain liable to the underlying policyholders, even if SLD defaults on its obligations with respect to the ceded business.

3. **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the transfer agents or fund companies and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2020 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2020. The Account had no liabilities as of December 31, 2020.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest

priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a. Quoted prices for similar assets or liabilities in active markets;
  b. Quoted prices for identical or similar assets or liabilities in non-active markets;
  c. Inputs other than quoted market prices that are observable; and
  d. Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. Charges and Fees

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover VRIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

VRIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.75% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at annual rates of up to 0.25% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $75 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 8.50% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

Other Contract Charges

Certain Contracts contain optional riders that are available for an additional charge, such as minimum guaranteed withdraw benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts. These charges are assessed through the redemption of units.

Under the Fixed/Variable Premium Immediate Annuity contract, an additional annual charge of 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Guaranteed Minimum Income feature. For certain Contracts, an annual charge up to 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Transfer Asset Benefit option, as specified in the Contract. These charges are assessed through a reduction in unit values.

Fees Waived by VRIAC

Certain charges and fees for various types of Contracts may be waived by VRIAC. VRIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5. **Related Party Transactions**

Management fees were paid to VIL, an affiliate of the Company, in its capacity as investment adviser to the Voya Balanced Portfolio, Inc., Voya Equity Trust, Voya Funds Trust, Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Money Market Portfolio, Voya Mutual Funds, Voya Partners, Inc., Voya Series Fund, Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.20% to 1.25% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2020 follow:

	Purchases	Sales
	(Dollars in thousands)	
AB Relative Value Fund, Inc.:		
AB Relative Value Fund - Class A	$ 5	$ 10
AB Variable Products Series Fund, Inc.:		
AB VPS Growth and Income Portfolio - Class A	61	82
Aberdeen Funds:		
Aberdeen Emerging Markets Sustainable Leaders Fund - Institutional Class	2,719	1,213
AIM Counselor Series Trust:		
Invesco Capital Appreciation Fund - Class A	11	23
AIM Equity Funds:		
Invesco Floating Rate ESG Fund - Class R5	63	99
Invesco Main Street Fund - Class A	449	681
AIM Growth Series (Invesco Growth Series):		
Invesco Main Street Mid Cap Fund® - Class A	3,392	573
AIM Growth Series:		
Invesco Mid Cap Core Equity Fund - Class A	280	3,291
Invesco Small Cap Growth Fund - Class A	53	12
AIM International Mutual Funds:		
Invesco International Growth Fund - Class R5	203	103
Invesco International Small-Mid Company Fund - Class Y	203	61
Invesco Oppenheimer International Growth Fund - Class Y	291	744
AIM Investment Funds:		
Invesco Developing Markets Fund - Class A	1,793	31,988
Invesco Developing Markets Fund - Class Y	2,864	8,896
Invesco Endeavor Fund - Class A	3	2
Invesco Health Care Fund - Investor Class	17	46
Invesco International Bond Fund - Class A	7	39
AIM Investment Securities Funds:		
Invesco High Yield Fund - Class R5	256	634
AIM Sector Funds:		
Invesco American Value Fund - Class R5	359	521
Invesco Energy Fund - Class R5	36	32
Invesco Gold & Special Minerals Fund - Class A	77	3
Invesco Small Cap Value Fund - Class A	2	1
AIM Variable Insurance Funds:		
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I	2	2
Invesco Oppenheimer V.I. Global Fund - Series I	13	10
Invesco Oppenheimer V.I. Global Strategic Income Fund - Series I	6	1
Invesco Oppenheimer V.I. Main Street Fund - Series I	8	10
Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I	2,038	5,416
Invesco V.I. American Franchise Fund - Series I	8,074	5,260
Invesco V.I. Core Equity Fund - Series I	8,298	3,228
Alger Funds II:		
Alger Responsible Investing Fund - Class A	5,024	1,467
Alger Funds:		
Alger Capital Appreciation Fund - Class A	52	15

	Purchases	Sales
	(Dollars in thousands)	
Allianz Funds:		
AllianzGI Dividend Value Fund - Class A	$ 4	$ 53
AllianzGI Large-Cap Value Fund - Institutional Class	—	—
AllianzGI Small-Cap Value Fund - Class A	1	4
Amana Mutual Funds Trust:		
Amana Growth Fund - Investor Class	10,715	10,199
Amana Income Fund - Investor Class	7,379	8,788
American Balanced Fund®, Inc.:		
American Balanced Fund® - Class R-3	246	470
American Beacon Funds:		
American Beacon Small Cap Value Fund - Investor Class	15	368
American Century Government Income Trust:		
Inflation-Adjusted Bond Fund - Investor Class	10,487	4,277
American Century Quantitative Equity Funds, Inc.:		
American Century Investments® Disciplined Core Value Fund - A Class	2,503	1,776
American Funds® Fundamental Investors:		
American Funds® Fundamental Investors® - Class R-3	82	185
American Funds® Fundamental Investors® - Class R-4	6,343	13,137
American Mutual Fund®:		
American Mutual Fund® - Class R-4	643	1,536
AMG Funds IV:		
AMG Managers Fairpointe Mid Cap Fund - Class N	1,753	3,321
Ariel Investment Trust:		
Ariel Appreciation Fund - Investor Class	19	88
Ariel Fund - Investor Class	989	1,929
Artisan Funds, Inc.:		
Artisan International Fund - Investor Shares	990	1,683
BlackRock Equity Dividend Fund:		
BlackRock Equity Dividend Fund - Investor A Shares	210	90
BlackRock Funds^{SM}:		
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	3,991	1,707
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	7,901	4,385
BlackRock Mid Cap Dividend Series, Inc.:		
BlackRock Mid Cap Dividend Fund - Institutional Shares	47	26
BlackRock Mid Cap Dividend Fund - Investor A Shares	1,204	2,114
Bond Fund of America^{SM}, Inc.:		
Bond Fund of America^{SM} - Class R-4	15,418	5,235
Calvert Responsible Index Series, Inc.:		
Calvert US Large-Cap Core Responsible Index Fund - Class A	6	—
Calvert Variable Series, Inc.:		
Calvert VP SRI Balanced Portfolio	5,065	4,512
Capital Income Builder®, Inc.:		
Capital Income Builder® - Class R-4	2,808	1,203
Capital World Growth & Income Fund^{SM}, Inc.:		
Capital World Growth & Income Fund^{SM} - Class R-3	57	100
Cohen & Steers Real Estate Securities Fund, Inc.:		
Cohen & Steers Real Estate Securities Fund, Inc. - Class A	980	543

	Purchases	Sales
	(Dollars in thousands)	
Cohen & Steers Realty Shares, Inc.:		
Cohen & Steers Realty Shares, Inc.	$ 1,576	$ 2,992
Columbia℠ Acorn® Fund - Class A Shares	22	1
Columbia℠ Acorn® Trust:		
Columbia℠ Acorn® Fund - Institutional Class	2	11
Columbia Funds Series Trust:		
Columbia Select Mid Cap Value Fund - Class A Shares	553	1,064
Columbia Select Mid Cap Value Fund - Institutional Class	—	—
CRM Mutual Fund Trust:		
CRM Mid Cap Value Fund - Investor Shares	2	48
Davis Series, Inc.:		
Davis Financial Fund - Class Y	17	22
Delaware Small Cap Value Fund - Class A	854	964
Delaware Group® Equity Funds V:		
Delaware Smid Cap Growth Fund - Institutional Class	4,652	1,703
Deutsche DWS Investment Trust:		
DWS Small Cap Growth Fund - Class S	6	7
Deutsche DWS Investments VIT Funds:		
DWS Equity 500 Index Fund - Class S	323	30
DFA Emerging Markets Core Equity Portfolio - Institutional Class	544	406
DFA Investment Dimensions Group, Inc.:		
DFA Inflation-Protected Securities Portfolio - Institutional Class	1,577	638
DFA U.S. Targeted Value Portfolio - Institutional Class	3,067	1,481
Dodge & Cox Funds:		
Dodge & Cox International Stock Fund	17	7
Eaton Vance Special Investment Trust:		
Dodge & Cox Stock Fund	34	15
Eaton Vance Large-Cap Value Fund - Class R Shares	—	—
EuroPacific Growth Fund®:		
EuroPacific Growth Fund® - Class R-3	239	456
EuroPacific Growth Fund® - Class R-4	3,708	29,772
Federated Hermes World Investment Series, Inc.:		
Federated Hermes International Leaders Fund - Institutional Shares	20	10
Fidelity® Contrafund®:		
Fidelity Advisor® New Insights Fund - Class I	913	2,871
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Initial Class	13,256	159,684
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Index 500 Portfolio - Initial Class	20,408	38,724
Fidelity® VIP Asset Manager Portfolio - Initial Class	1,278	2,302
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	16,484	24,898
Fidelity® VIP Growth Portfolio - Initial Class	55,586	36,581
Fidelity® VIP High Income Portfolio - Initial Class	1,268	951
Franklin Mutual Series Fund, Inc.:		
Fidelity® VIP Overseas Portfolio - Initial Class	2,053	6,474
Franklin Mutual Global Discovery Fund - Class R	106	171
Franklin Strategic Series:		
Franklin Biotechnology Discovery Fund - Advisor Class	144	55
Franklin Natural Resources Fund - Advisor Class	48	40

	Purchases	Sales
	(Dollars in thousands)	
Franklin Strategic Series (continued):		
Franklin Small-Mid Cap Growth Fund - Class A	$ 96	$ 279
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value VIP Fund - Class 2	9,298	10,693
Goldman Sachs Trust:		
Goldman Sachs Growth Opportunities Fund - Investor Shares	70	13
Growth Fund of America®, Inc.:		
Growth Fund of America® - Class R-3	904	1,408
Growth Fund of America® - Class R-4	27,080	49,253
Hartford Mutual Funds, Inc.:		
The Hartford Capital Appreciation Fund - Class R4	—	—
The Hartford Dividend And Growth Fund - Class R4	1	5
The Hartford International Opportunities Fund - Class R4	530	205
Income Fund of America®:		
Income Fund of America® - Class R-3	119	212
Ivy Funds, Inc.:		
Ivy Science and Technology Fund - Class Y	12,207	6,811
Janus Aspen Series:		
Janus Henderson Balanced Portfolio - Institutional Shares	6	2
Janus Henderson Enterprise Portfolio - Institutional Shares	31	53
Janus Henderson Flexible Bond Portfolio - Institutional Shares	—	—
Janus Henderson Global Research Portfolio - Institutional Shares	5	18
Janus Henderson Research Portfolio - Institutional Shares	7	2
JPMorgan Trust II:		
JPMorgan Equity Income Fund - Class I Shares	6,616	1,584
Lazard Funds, Inc.:		
JPMorgan Government Bond Fund - Class I Shares	5,990	2,869
Legg Mason Partners Equity Trust:		
Lazard International Equity Portfolio - Open Shares	410	352
ClearBridge Aggressive Growth Fund - Class I	90	34
LKCM Funds:		
LKCM Aquinas Catholic Equity Fund	9	1
Loomis Sayles Funds I:		
Loomis Sayles Small Cap Value Fund - Retail Class	1,164	1,609
Loomis Sayles Funds II:		
Loomis Sayles Limited Term Government and Agency Fund - Class Y	1,081	433
Lord Abbett Developing Growth Fund, Inc.:		
Lord Abbett Developing Growth Fund - Class A	81	29
Lord Abbett Investment Trust:		
Lord Abbett Core Fixed Income Fund - Class A	8	1
Lord Abbett Short Duration Income Fund - Class R4	3,146	1,716
Lord Abbett Mid Cap Stock Fund, Inc.:		
Lord Abbett Mid Cap Stock Fund - Class A	76	386
Lord Abbett Research Fund, Inc.:		
Lord Abbett Small Cap Value Fund - Class A	16	91
Lord Abbett Securities Trust:		
Lord Abbett Fundamental Equity Fund - Class A	6	1
Lord Abbett Series Fund, Inc.:		
Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC	1,767	8,464

	Purchases	Sales
	(Dollars in thousands)	
MainStay Funds Trust:		
MainStay CBRE Real Estate Fund - Class A	$ 807	$ 66
MainStay Funds:		
Mainstay Winslow Large Cap Growth Fund - Class R3	1	4
Massachusetts Investors Growth Stock Fund:		
Massachusetts Investors Growth Stock Fund - Class A	55	36
Metropolitan West Funds:		
Metropolitan West Total Return Bond Fund - Class I Shares	8,408	2,190
Metropolitan West Total Return Bond Fund - Class M Shares	8,433	6,467
MFS® Series Trust X:		
MFS® International Intrinsic Value Fund - Class R3	323	954
Neuberger Berman Equity Funds®:		
Neuberger Berman Genesis Fund - Trust Class Shares	227	60
MFS® New Discovery Fund - Class R3	70	46
Neuberger Berman Sustainable Equity Fund - Institutional Class Shares	1,376	362
Neuberger Berman Sustainable Equity Fund - Trust Class Shares	1,656	1,596
New Perspective Fund®:		
New Perspective Fund® - Class R-3	208	205
New Perspective Fund® - Class R-4	33,964	13,066
New World Fund, Inc.®:		
New World Fund® - Class R-4	214	506
Nuveen Investment Funds, Inc.:		
Nuveen Global Infrastructure Fund - Class I	346	683
Parnassus Income Funds:		
Parnassus Core Equity Fund℠ - Investor Shares	6,898	4,938
Pax World Funds Series Trust I:		
Pax Sustainable Allocation Fund - Investor Class	2,733	3,409
PIMCO Funds:		
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	518	367
PIMCO Variable Insurance Trust:		
PIMCO VIT Real Return Portfolio - Administrative Class	11,428	10,452
Pioneer Equity Income Fund:		
Pioneer Equity Income Fund - Class Y Shares	310	6,071
Pioneer High Yield Fund:		
Pioneer High Yield Fund - Class A Shares	61	343
Pioneer Strategic Income Fund:		
Pioneer Strategic Income Fund - Class A Shares	281	157
Pioneer Variable Contracts Trust:		
Pioneer Equity Income VCT Portfolio - Class I	—	—
Pioneer High Yield VCT Portfolio - Class I	1,807	2,183
Prudential Sector Funds, Inc.:		
PGIM Jennison Utility Fund - Class Z	36	56
RiverSource Investment Series, Inc.:		
Columbia Large Cap Value Fund - Advisor Class	1,284	2,540
Royce Fund:		
Royce Total Return Fund - Service Class	7	2

	Purchases	Sales
	(Dollars in thousands)	
Schwartz Investment Trust:		
Ave Maria Rising Dividend Fund	$ 671	$ 1,799
SmallCap World Fund, Inc.:		
SMALLCAP World Fund® - Class R-4	4,107	3,360
T. Rowe Price Investment Services, Inc.:		
T. Rowe Price Large-Cap Growth Fund - I Class	6,692	3,026
T. Rowe Price Mid-Cap Value Fund, Inc.:		
T. Rowe Price Mid-Cap Value Fund - R Class	20	22
T. Rowe Price Value Fund, Inc.:		
T. Rowe Price Value Fund - Advisor Class	75	129
TCW Funds Inc:		
TCW Total Return Bond Fund - Class N	7,930	3,125
Templeton Funds, Inc.:		
Templeton Foreign Fund - Class A	28	16
Templeton Income Trust:		
Templeton Global Bond Fund - Advisor Class	2,419	3,967
Templeton Global Bond Fund - Class A	6,697	15,533
Third Avenue Trust:		
Third Avenue Real Estate Value Fund - Institutional Class	9	3
Touchstone Strategic Trust:		
Touchstone Value Fund - Institutional Class	3,410	1,532
USAA Investment Trust:		
USAA Precious Metals and Minerals Fund - Adviser Shares	6,744	29,986
USAA Mutual Funds Trust:		
USAA Precious Metals and Minerals Fund - Class A Shares	26,850	5,837
Vanguard® Bond Index Funds:		
Vanguard® Total Bond Market Index Fund - Admiral™ Shares	112	151
Vanguard® Total International Stock Index Fund - Admiral™ Shares	62	1
Vanguard® Variable Insurance Fund:		
Diversified Value Portfolio	22	1
Equity Income Portfolio	23	2
Small Company Growth Portfolio	10	2
Victory Portfolios:		
Victory Integrity Small-Cap Value Fund - Class Y	76	303
Victory Sycamore Established Value Fund - Class A	1,986	975
Voya Balanced Portfolio, Inc.:		
Victory Sycamore Small Company Opportunity Fund - Class R	2	1
Voya Balanced Portfolio - Class I	13,620	24,584
Voya Large Cap Value Fund - Class A	21	8
Voya Real Estate Fund - Class A	6	776
Voya Funds Trust:		
Voya Floating Rate Fund - Class A	381	3,310
Voya GNMA Income Fund - Class A	1,826	611
Voya Intermediate Bond Fund - Class A	430	465
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class I	78,694	27,319

	Purchases	Sales
	(Dollars in thousands)	
Voya Intermediate Bond Portfolio (continued):		
Voya Intermediate Bond Portfolio - Class S	$ 257	$ 370
Voya Global Perspectives® Portfolio - Class I	2,712	516
Voya Investors Trust:		
Voya High Yield Portfolio - Adviser Class	2	6
Voya High Yield Portfolio - Institutional Class	11,588	14,887
Voya High Yield Portfolio - Service Class	209	254
Voya Large Cap Growth Portfolio - Adviser Class	11	11
Voya Large Cap Growth Portfolio - Institutional Class	80,563	69,280
Voya Large Cap Growth Portfolio - Service Class	1,701	1,216
Voya Large Cap Value Portfolio - Adviser Class	1	2
Voya Large Cap Value Portfolio - Institutional Class	32,167	35,317
Voya Large Cap Value Portfolio - Service Class	321	154
Voya Limited Maturity Bond Portfolio - Adviser Class	2	1
Voya U.S. Stock Index Portfolio - Institutional Class	7,153	8,914
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	1	2
VY® Clarion Global Real Estate Portfolio - Institutional Class	10,063	10,326
VY® Clarion Real Estate Portfolio - Adviser Class	4	4
VY® Clarion Real Estate Portfolio - Institutional Class	191	223
VY® Clarion Real Estate Portfolio - Service Class	5,371	6,501
VY® Invesco Growth and Income Portfolio - Institutional Class	7,880	5,006
VY® Invesco Growth and Income Portfolio - Service Class	3,672	3,865
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	23	117
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	2,827	2,203
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	6,000	5,550
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	—	1
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	4,160	5,527
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	1,797	4,932
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	—	1
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	81	5
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	76,413	45,541
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	133,834	80,943
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	112	244
VY® T. Rowe Price Equity Income Portfolio - Service Class	7,231	10,463
VY® T. Rowe Price International Stock Portfolio - Adviser Class	5	3
VY® T. Rowe Price International Stock Portfolio - Service Class	1,130	1,130
Voya Money Market Portfolio:		
Voya Government Money Market Portfolio - Class I	165,335	79,813
Voya Mutual Funds:		
Voya Global Real Estate Fund - Class A	9	65
Voya Multi-Manager International Small Cap Fund - Class A	10	19
Voya Multi-Manager International Small Cap Fund - Class I	506	430
Voya Partners, Inc.:		
Voya Global Bond Portfolio - Adviser Class	61	225
Voya Global Bond Portfolio - Initial Class	7,810	9,627
Voya Global Bond Portfolio - Service Class	265	147
Voya Index Solution 2025 Portfolio - Initial Class	3,727	9,582
Voya Index Solution 2025 Portfolio - Service 2 Class	424	278

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Purchases	Sales
	(Dollars in thousands)	
Voya Partners, Inc. (continued):		
Voya Index Solution 2025 Portfolio - Service Class	$ 3,761	$ 455
Voya Index Solution 2035 Portfolio - Initial Class	5,202	15,448
Voya Index Solution 2035 Portfolio - Service 2 Class	557	178
Voya Index Solution 2035 Portfolio - Service Class	1,459	2,456
Voya Index Solution 2045 Portfolio - Initial Class	5,468	16,403
Voya Index Solution 2045 Portfolio - Service 2 Class	535	223
Voya Index Solution 2045 Portfolio - Service Class	1,335	271
Voya Index Solution 2055 Portfolio - Initial Class	4,997	9,436
Voya Index Solution 2055 Portfolio - Service 2 Class	528	103
Voya Index Solution 2055 Portfolio - Service Class	1,849	791
Voya Index Solution 2065 Portfolio - Initial Class	5	2
Voya Index Solution 2065 Portfolio - Service Class	9	—
Voya Index Solution Income Portfolio - Initial Class	1,214	3,687
Voya Index Solution Income Portfolio - Service 2 Class	51	58
Voya Index Solution Income Portfolio - Service Class	502	464
Voya International High Dividend Low Volatility Portfolio - Adviser Class	38	37
Voya International High Dividend Low Volatility Portfolio - Initial Class	11,298	7,144
Voya International High Dividend Low Volatility Portfolio - Service Class	13	9
Voya Solution 2025 Portfolio - Adviser Class	22	207
Voya Solution 2025 Portfolio - Initial Class	4,904	2,412
Voya Solution 2025 Portfolio - Service 2 Class	652	1,972
Voya Solution 2025 Portfolio - Service Class	19,180	17,176
Voya Solution 2035 Portfolio - Adviser Class	40	153
Voya Solution 2035 Portfolio - Initial Class	4,556	2,183
Voya Solution 2035 Portfolio - Service 2 Class	1,304	3,228
Voya Solution 2035 Portfolio - Service Class	23,404	16,907
Voya Solution 2045 Portfolio - Adviser Class	1	1
Voya Solution 2045 Portfolio - Initial Class	3,454	1,831
Voya Solution 2045 Portfolio - Service 2 Class	1,052	2,003
Voya Solution 2045 Portfolio - Service Class	16,920	13,641
Voya Solution 2055 Portfolio - Initial Class	2,108	582
Voya Solution 2055 Portfolio - Service 2 Class	359	820
Voya Solution 2055 Portfolio - Service Class	8,872	3,433
Voya Solution 2065 Portfolio - Service Class	400	72
Voya Solution Balanced Portfolio - Service Class	1,023	587
Voya Solution Income Portfolio - Adviser Class	11	449
Voya Solution Income Portfolio - Initial Class	3,638	1,117
Voya Solution Income Portfolio - Service 2 Class	340	683
Voya Solution Income Portfolio - Service Class	3,029	6,774
Voya Solution Moderately Conservative Portfolio - Service Class	1,315	1,105
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	1	18
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	3,340	4,805
VY® American Century Small-Mid Cap Value Portfolio - Service Class	3,150	8,968
VY® Baron Growth Portfolio - Adviser Class	99	181
VY® Baron Growth Portfolio - Service Class	1,885	20,437

	Purchases	Sales
	(Dollars in thousands)	
Voya Partners, Inc. (continued):		
VY® Columbia Contrarian Core Portfolio - Service Class	$ 1,658	$ 2,841
VY® Columbia Small Cap Value II Portfolio - Adviser Class	6	4
VY® Columbia Small Cap Value II Portfolio - Service Class	997	762
VY® Invesco Comstock Portfolio - Adviser Class	20	30
VY® Invesco Comstock Portfolio - Service Class	4,069	7,151
VY® Invesco Equity and Income Portfolio - Adviser Class	89	39
VY® Invesco Equity and Income Portfolio - Initial Class	17,349	30,562
VY® Invesco Equity and Income Portfolio - Service Class	110	172
VY® Invesco Oppenheimer Global Portfolio - Adviser Class	32	61
VY® Invesco Oppenheimer Global Portfolio - Initial Class	27,949	71,967
VY® Invesco Oppenheimer Global Portfolio - Service Class	220	130
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	38	79
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	2,209	2,953
VY® JPMorgan Mid Cap Value Portfolio - Service Class	5,828	8,106
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	72	78
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	45,443	57,429
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	186	283
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	59	174
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	38,983	54,061
VY® T. Rowe Price Growth Equity Portfolio - Service Class	442	1,032
Voya Series Fund, Inc.:		
Voya Corporate Leaders 100 Fund - Class I	4,520	2,052
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class I	6,828	4,819
Voya Strategic Allocation Growth Portfolio - Class I	10,769	7,001
Voya Strategic Allocation Moderate Portfolio - Class I	6,232	6,154
Voya Variable Funds:		
Voya Growth and Income Portfolio - Class A	196	221
Voya Growth and Income Portfolio - Class I	128,037	138,894
Voya Growth and Income Portfolio - Class S	53	6
Voya Variable Portfolios, Inc.:		
Voya Global High Dividend Low Volatility Portfolio - Class I	2,856	10,674
Voya Global High Dividend Low Volatility Portfolio - Class S	735	1,707
Voya Index Plus LargeCap Portfolio - Class I	42,436	41,400
Voya Index Plus LargeCap Portfolio - Class S	28	104
Voya Index Plus MidCap Portfolio - Class I	5,332	32,731
Voya Index Plus MidCap Portfolio - Class S	2	19
Voya Variable Portfolios, Inc.:		
Voya Index Plus SmallCap Portfolio - Class I	4,547	13,285
Voya Index Plus SmallCap Portfolio - Class S	4	24
Voya International Index Portfolio - Class I	4,891	5,812
Voya International Index Portfolio - Class S	1	—
Voya Russell™ Large Cap Growth Index Portfolio - Class I	27,046	15,161
Voya Russell™ Large Cap Growth Index Portfolio - Class S	534	528
Voya Russell™ Large Cap Index Portfolio - Class I	36,824	16,582
Voya Russell™ Large Cap Index Portfolio - Class S	31	53
Voya Russell™ Large Cap Value Index Portfolio - Class I	52	78

	Purchases	Sales
	(Dollars in thousands)	
Voya Variable Portfolios, Inc. (continued):		
Voya Russell™ Large Cap Value Index Portfolio - Class S	$ 4,009	$ 3,379
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	3,641	4,757
Voya Russell™ Mid Cap Index Portfolio - Class I	33,967	17,412
Voya Russell™ Small Cap Index Portfolio - Class I	15,733	8,334
Voya Small Company Portfolio - Class I	3,987	15,668
Voya Small Company Portfolio - Class S	17	65
Voya U.S. Bond Index Portfolio - Class I	18,616	8,108
Voya Variable Products Trust:		
Voya MidCap Opportunities Portfolio - Class I	21,041	24,253
Voya MidCap Opportunities Portfolio - Class S	103	286
Voya SmallCap Opportunities Portfolio - Class I	2,725	7,054
Voya SmallCap Opportunities Portfolio - Class S	—	55
Wanger Advisors Trust:		
Wanger International	3,572	6,034
Wanger Select	8,126	8,783
Wanger USA	11,745	16,192
Washington Mutual Investors Fund^{SM}, Inc.:		
Washington Mutual Investors Fund^{SM} - Class R-3	83	203
Washington Mutual Investors Fund^{SM} - Class R-4	11,443	20,238
Wells Fargo Funds Trust:		
Wells Fargo Small Company Growth Fund - Administrator Class	3,197	1,725
Wells Fargo Small Company Value Fund - Class A	9	9
Wells Fargo Special Small Cap Value Fund - Class A	2,102	12,434

7. Changes in Units

The changes in units outstanding were as follows:

	Year ended December 31					
	2020			**2019**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AB Relative Value Fund, Inc.:						
AB Relative Value Fund - Class A	1,317	1,597	(280)	3,335	4,821	(1,486)
AB Variable Products Series Fund, Inc.:						
AB VPS Growth and Income Portfolio - Class A	899	2,861	(1,962)	2,225	2,268	(43)
Aberdeen Funds:						
Aberdeen Emerging Markets Sustainable Leaders Fund - Institutional Class	264,032	140,066	123,966	292,265	137,915	154,350
AIM Counselor Series Trust:						
Invesco Capital Appreciation Fund - Class A	282	770	(488)	14	537	(523)
Invesco Floating Rate ESG Fund - Class R5	6,052	10,229	(4,177)	9,672	4,336	5,336
AIM Equity Funds:						
Invesco Main Street Fund - Class A	31,355	49,700	(18,345)	53,070	21,659	31,411
AIM Growth Series (Invesco Growth Series):						
Invesco Main Street Mid Cap Fund® - Class A	328,556	53,478	275,078	—	—	—
AIM Growth Series:						
Invesco Mid Cap Core Equity Fund - Class A	12,154	166,562	(154,408)	33,263	34,147	(884)
Invesco Small Cap Growth Fund - Class A	745	280	465	477	443	34
AIM International Mutual Funds:						
Invesco International Growth Fund - Class R5	9,675	7,721	1,954	12,166	8,394	3,772
Invesco International Small-Mid Company Fund - Class Y	8,574	4,261	4,313	11,983	4,697	7,286
Invesco Oppenheimer International Growth Fund - Class Y	22,561	60,717	(38,156)	17,380	4,948	12,432
AIM Investment Funds:						
Invesco Developing Markets Fund - Class A	315,848	764,251	(448,403)	426,872	688,892	(262,020)
Invesco Developing Markets Fund - Class Y	318,076	753,578	(435,502)	398,801	618,572	(219,771)
Invesco Endeavor Fund - Class A	73	88	(15)	426	72	354
Invesco Health Care Fund - Investor Class	137	506	(369)	664	1,292	(628)
Invesco International Bond Fund - Class A	4,110	7,034	(2,924)	4,243	12,270	(8,027)

| | Year ended December 31 | | | | | |
| | 2020 | | | 2019 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Investment Securities Funds:						
Invesco High Yield Fund - Class R5	20,748	56,571	(35,823)	20,350	3,047	17,303
AIM Sector Funds:						
Invesco American Value Fund - Class R5	34,366	47,623	(13,257)	26,112	20,680	5,432
Invesco Energy Fund - Class R5	9,471	7,671	1,800	6,685	6,453	232
Invesco Gold & Special Minerals Fund - Class A	8,965	432	8,533	1,998	322	1,676
Invesco Small Cap Value Fund - Class A	445	399	46	164	1,147	(983)
AIM Variable Insurance Funds:						
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I	9,741	9,839	(98)	10,446	10,549	(103)
Invesco Oppenheimer V.I. Global Fund - Series I	37	209	(172)	22	226	(204)
Invesco Oppenheimer V.I. Global Strategic Income Fund - Series I	—	—	—	—	33	(33)
Invesco Oppenheimer V.I. Main Street Fund - Series I	37,670	38,050	(380)	39,868	40,268	(400)
Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I	127,078	258,294	(131,216)	518,673	363,322	155,351
Invesco V.I. American Franchise Fund - Series I	184,633	173,985	10,648	108,396	156,416	(48,020)
Invesco V.I. Core Equity Fund - Series I	257,231	352,192	(94,961)	241,418	408,840	(167,422)
Alger Funds II:						
Alger Responsible Investing Fund - Class A	140,151	70,910	69,241	50,023	79,869	(29,846)
Alger Funds:						
Alger Capital Appreciation Fund - Class A	693	372	321	624	1,392	(768)
Allianz Funds:						
AllianzGI Dividend Value Fund - Class A	1,589	3,656	(2,067)	78	4,261	(4,183)
AllianzGI Large-Cap Value Fund - Institutional Class	—	—	—	—	—	—
AllianzGI Small-Cap Value Fund - Class A	310	470	(160)	3,377	11,620	(8,243)
Amana Mutual Funds Trust:						
Amana Growth Fund - Investor Class	528,987	556,716	(27,729)	778,123	499,788	278,335
Amana Income Fund - Investor Class	262,384	472,081	(209,697)	339,910	612,717	(272,807)
American Balanced Fund®, Inc.:						
American Balanced Fund® - Class R-3	32,507	44,749	(12,242)	28,750	78,420	(49,670)
American Beacon Funds:						
American Beacon Small Cap Value Fund - Investor Class	1,501	28,578	(27,077)	10,473	4,201	6,272
American Century Government Income Trust:						
Inflation-Adjusted Bond Fund - Investor Class	1,250,660	726,494	524,166	374,317	715,819	(341,502)
American Century Quantitative Equity Funds, Inc.:						
American Century Investments® Disciplined Core Value Fund - A Class	54,472	90,648	(36,176)	52,307	68,726	(16,419)

| | **Year ended December 31** | | | | | |
| | **2020** | | | **2019** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
American Funds® Fundamental Investors:						
American Funds® Fundamental Investors® - Class R-3	38,622	45,737	(7,115)	26,084	27,923	(1,839)
American Funds® Fundamental Investors® - Class R-4	528,541	913,736	(385,195)	639,733	724,054	(84,321)
American Mutual Fund®:						
American Mutual Fund® - Class R-4	30,022	67,900	(37,878)	31,781	347,268	(315,487)
AMG Funds IV:						
AMG Managers Fairpointe Mid Cap Fund - Class N	113,141	269,952	(156,811)	553,278	496,985	56,293
Ariel Investment Trust:						
Ariel Appreciation Fund - Investor Class	633	3,488	(2,855)	1,465	12,911	(11,446)
Ariel Fund - Investor Class	49,073	114,681	(65,608)	78,211	109,737	(31,526)
Artisan Funds, Inc.:						
Artisan International Fund - Investor Shares	91,797	160,320	(68,523)	131,596	232,713	(101,117)
BlackRock Equity Dividend Fund:						
BlackRock Equity Dividend Fund - Investor A Shares	16,740	14,338	2,402	5,512	5,681	(169)
BlackRock Funds^SM:						
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	260,447	148,754	111,693	171,068	200,796	(29,728)
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	682,785	533,629	149,156	440,543	626,573	(186,030)
BlackRock Mid Cap Dividend Series, Inc.:						
BlackRock Mid Cap Dividend Fund - Institutional Shares	3,789	2,309	1,480	2,289	345	1,944
BlackRock Mid Cap Dividend Fund - Investor A Shares	63,111	100,950	(37,839)	52,704	69,628	(16,924)
Bond Fund of America^SM, Inc.:						
Bond Fund of America^SM - Class R-4	1,323,851	630,398	693,453	441,892	158,976	282,916
Calvert Responsible Index Series, Inc.:						
Calvert US Large-Cap Core Responsible Index Fund - Class A	490	—	490	689	7	682
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	228,012	270,814	(42,802)	267,703	320,256	(52,553)
Capital Income Builder®, Inc.:						
Capital Income Builder® - Class R-4	274,154	147,622	126,532	175,704	118,564	57,140
Capital World Growth & Income Fund^SM, Inc.:						
Capital World Growth & Income Fund^SM - Class R-3	23,447	25,424	(1,977)	12,059	14,324	(2,265)
Cohen & Steers Real Estate Securities Fund, Inc.:						
Cohen & Steers Real Estate Securities Fund, Inc. - Class A	95,036	64,559	30,477	117,402	18,190	99,212

| | **Year ended December 31** | | | | | |
| | **2020** | | | **2019** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Cohen & Steers Realty Shares, Inc.:						
Cohen & Steers Realty Shares, Inc.	114,153	210,598	(96,445)	242,096	180,546	61,550
Columbia^SM Acorn® Trust:						
Columbia^SM Acorn® Fund - Class A Shares	2,775	2,583	192	101	282	(181)
Columbia^SM Acorn® Fund - Institutional Class	50	397	(347)	98	—	98
Columbia Funds Series Trust:						
Columbia Select Mid Cap Value Fund - Class A Shares	37,433	73,545	(36,112)	48,189	175,999	(127,810)
Columbia Select Mid Cap Value Fund - Institutional Class	—	—	—	—	—	—
CRM Mutual Fund Trust:						
CRM Mid Cap Value Fund - Investor Shares	1,702	3,436	(1,734)	277	8,232	(7,955)
Davis Series, Inc.:						
Davis Financial Fund - Class Y	3,372	3,829	(457)	1,220	476	744
Delaware Group® Equity Funds V:						
Delaware Small Cap Value Fund - Class A	72,017	81,796	(9,779)	87,811	105,945	(18,134)
Delaware Smid Cap Growth Fund - Institutional Class	148,873	102,688	46,185	169,373	98,871	70,502
Deutsche DWS Investment Trust:						
DWS Small Cap Growth Fund - Class S	581	735	(154)	412	262	150
Deutsche DWS Investments VIT Funds:						
DWS Equity 500 Index Fund - Class S	3,774	849	2,925	2,925	3,449	(524)
DFA Investment Dimensions Group, Inc.:						
DFA Emerging Markets Core Equity Portfolio - Institutional Class	48,370	40,640	7,730	60,055	35,497	24,558
DFA Inflation-Protected Securities Portfolio - Institutional Class	139,151	63,354	75,797	57,794	41,991	15,803
DFA U.S. Targeted Value Portfolio - Institutional Class	306,886	179,439	127,447	286,756	138,695	148,061
Dodge & Cox Funds:						
Dodge & Cox International Stock Fund	5,951	5,422	529	2,022	1,128	894
Dodge & Cox Stock Fund	2,016	1,515	501	872	2,789	(1,917)
Eaton Vance Special Investment Trust:						
Eaton Vance Large-Cap Value Fund - Class R Shares	—	—	—	—	35	(35)
EuroPacific Growth Fund®:						
EuroPacific Growth Fund® - Class R-3	50,874	58,443	(7,569)	35,315	81,016	(45,701)
EuroPacific Growth Fund® - Class R-4	1,205,452	2,171,460	(966,008)	2,618,134	3,575,657	(957,523)

	Year ended December 31					
	2020			**2019**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Federated Hermes World Investment Series, Inc.:						
Federated Hermes International Leaders Fund - Institutional Shares	1,555	742	813	576	—	576
Fidelity® Contrafund®:						
Fidelity Advisor® New Insights Fund - Class I	50,431	150,722	(100,291)	40,493	15,596	24,897
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	3,887,687	6,064,667	(2,176,980)	8,953,210	8,520,864	432,346
Fidelity® VIP Index 500 Portfolio - Initial Class	588,167	873,348	(285,181)	498,139	453,664	44,475
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Asset Manager Portfolio - Initial Class	35,974	70,753	(34,779)	29,716	46,510	(16,794)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	1,862,610	2,320,354	(457,744)	2,276,592	2,848,729	(572,137)
Fidelity® VIP Growth Portfolio - Initial Class	1,257,660	1,528,598	(270,938)	7,629,004	8,345,272	(716,268)
Fidelity® VIP High Income Portfolio - Initial Class	82,662	82,935	(273)	70,801	81,116	(10,315)
Fidelity® VIP Overseas Portfolio - Initial Class	153,068	345,859	(192,791)	120,295	240,637	(120,342)
Franklin Mutual Series Fund, Inc.:						
Franklin Mutual Global Discovery Fund - Class R	15,275	18,651	(3,376)	9,508	27,093	(17,585)
Franklin Strategic Series:						
Franklin Biotechnology Discovery Fund - Advisor Class	7,625	5,181	2,444	4,972	7,323	(2,351)
Franklin Natural Resources Fund - Advisor Class	13,440	11,364	2,076	703	156	547
Franklin Small-Mid Cap Growth Fund - Class A	2,689	8,237	(5,548)	7,463	7,522	(59)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value VIP Fund - Class 2	637,230	850,971	(213,741)	737,836	924,671	(186,835)
Goldman Sachs Trust:						
Goldman Sachs Growth Opportunities Fund - Investor Shares	2,888	866	2,022	3,079	1,930	1,149
Growth Fund of America®, Inc.:						
Growth Fund of America® - Class R-3	51,772	78,684	(26,912)	51,323	171,104	(119,781)
Growth Fund of America® - Class R-4	1,023,520	2,030,485	(1,006,965)	1,062,276	2,305,597	(1,243,321)
Hartford Mutual Funds, Inc.:						
The Hartford Capital Appreciation Fund - Class R4	—	—	—	—	4	(4)
The Hartford Dividend And Growth Fund - Class R4	32	206	(174)	43	55	(12)
The Hartford International Opportunities Fund - Class R4	51,587	24,442	27,145	28,339	42,836	(14,497)

| | **Year ended December 31** | | | | | |
| | **2020** | | | **2019** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Income Fund of America®:						
Income Fund of America® - Class R-3	23,355	28,113	(4,758)	24,099	32,836	(8,737)
Ivy Funds, Inc.:						
Ivy Science and Technology Fund - Class Y	775,147	609,746	165,401	559,744	368,528	191,216
Janus Aspen Series:						
Janus Henderson Balanced Portfolio - Institutional Shares	22	16	6	18	322	(304)
Janus Henderson Enterprise Portfolio - Institutional Shares	132	562	(430)	132	223	(91)
Janus Henderson Flexible Bond Portfolio - Institutional Shares	—	11	(11)	—	52	(52)
Janus Henderson Global Research Portfolio - Institutional Shares	31	417	(386)	19	39	(20)
Janus Henderson Research Portfolio - Institutional Shares	22	31	(9)	29	498	(469)
JPMorgan Trust II:						
JPMorgan Equity Income Fund - Class I Shares	566,941	135,003	431,938	129,596	17,767	111,829
JPMorgan Government Bond Fund - Class I Shares	551,685	282,743	268,942	371,817	197,132	174,685
Lazard Funds, Inc.:						
Lazard International Equity Portfolio - Open Shares	40,963	32,141	8,822	28,239	19,291	8,948
Legg Mason Partners Equity Trust:						
ClearBridge Aggressive Growth Fund - Class I	2,371	2,980	(609)	3,295	12,090	(8,795)
LKCM Funds:						
LKCM Aquinas Catholic Equity Fund	336	1	335	362	1	361
Loomis Sayles Funds I:						
Loomis Sayles Small Cap Value Fund - Retail Class	43,770	97,759	(53,989)	40,269	97,662	(57,393)
Loomis Sayles Funds II:						
Loomis Sayles Limited Term Government and Agency Fund - Class Y	105,996	42,783	63,213	16,174	12,129	4,045
Lord Abbett Developing Growth Fund, Inc.:						
Lord Abbett Developing Growth Fund - Class A	1,157	814	343	499	1,125	(626)
Lord Abbett Investment Trust:						
Lord Abbett Core Fixed Income Fund - Class A	2,690	2,215	475	852	765	87
Lord Abbett Short Duration Income Fund - Class R4	354,524	236,854	117,670	352,127	262,069	90,058
Lord Abbett Mid Cap Stock Fund, Inc.:						
Lord Abbett Mid Cap Stock Fund - Class A	3,190	21,067	(17,877)	2,910	3,459	(549)
Lord Abbett Research Fund, Inc.:						
Lord Abbett Small Cap Value Fund - Class A	980	3,498	(2,518)	2,270	20,734	(18,464)
Lord Abbett Securities Trust:						
Lord Abbett Fundamental Equity Fund - Class A	280	59	221	372	5,188	(4,816)

| | Year ended December 31 | | | | | |
| | **2020** | | | **2019** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC	472,526	757,674	(285,148)	859,316	966,453	(107,137)
MainStay Funds Trust:						
MainStay CBRE Real Estate Fund - Class A	67,427	7,815	59,612	—	—	—
MainStay Funds:						
Mainstay Winslow Large Cap Growth Fund - Class R3	—	75	(75)	—	—	—
Massachusetts Investors Growth Stock Fund:						
Massachusetts Investors Growth Stock Fund - Class A	1,940	1,609	331	700	751	(51)
Metropolitan West Funds:						
Metropolitan West Total Return Bond Fund - Class I Shares	622,872	273,081	349,791	501,737	197,761	303,976
Metropolitan West Total Return Bond Fund - Class M Shares	829,286	786,575	42,711	1,026,120	801,256	224,864
MFS® Series Trust X:						
MFS® International Intrinsic Value Fund - Class R3	21,927	60,617	(38,690)	27,421	5,042	22,379
MFS® New Discovery Fund - Class R3	9,210	3,618	5,592	11,790	4,522	7,268
Neuberger Berman Equity Funds®:						
Neuberger Berman Genesis Fund - Trust Class Shares	5,209	5,032	177	1,732	507	1,225
Neuberger Berman Sustainable Equity Fund - Institutional Class Shares	75,005	29,429	45,576	56,622	32,177	24,445
Neuberger Berman Sustainable Equity Fund - Trust Class Shares	54,033	84,509	(30,476)	66,588	106,935	(40,347)
New Perspective Fund®:						
New Perspective Fund® - Class R-3	10,398	11,804	(1,406)	14,586	41,249	(26,663)
New Perspective Fund® - Class R-4	1,700,576	1,125,631	574,945	1,353,280	1,057,059	296,221
New World Fund, Inc.®:						
New World Fund® - Class R-4	19,318	37,859	(18,541)	26,400	70,344	(43,944)
Nuveen Investment Funds, Inc.:						
Nuveen Global Infrastructure Fund - Class I	29,078	55,446	(26,368)	25,168	22,006	3,162
Parnassus Income Funds:						
Parnassus Core Equity Fund℠ - Investor Shares	328,318	305,123	23,195	343,652	325,246	18,406
Pax World Funds Series Trust I:						
Pax Sustainable Allocation Fund - Investor Class	157,675	227,926	(70,251)	171,002	300,373	(129,371)
PIMCO Funds:						
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	132,709	96,915	35,794	82,758	74,465	8,293

| | Year ended December 31 | | | | | |
| | 2020 | | | 2019 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
PIMCO Variable Insurance Trust:						
PIMCO VIT Real Return Portfolio - Administrative Class	1,017,831	961,493	56,338	638,426	900,988	(262,562)
Pioneer Equity Income Fund:						
Pioneer Equity Income Fund - Class Y Shares	25,144	333,962	(308,818)	41,248	206,532	(165,284)
Pioneer High Yield Fund:						
Pioneer High Yield Fund - Class A Shares	10,963	27,187	(16,224)	9,717	11,394	(1,677)
Pioneer Strategic Income Fund:						
Pioneer Strategic Income Fund - Class A Shares	35,422	28,487	6,935	11,240	6,710	4,530
Pioneer Variable Contracts Trust:						
Pioneer Equity Income VCT Portfolio - Class I	—	2	(2)	144	—	144
Pioneer High Yield VCT Portfolio - Class I	90,963	139,217	(48,254)	102,594	170,322	(67,728)
Prudential Sector Funds, Inc.:						
PGIM Jennison Utility Fund - Class Z	2,833	4,612	(1,779)	2,678	1,565	1,113
RiverSource Investment Series, Inc.:						
Columbia Large Cap Value Fund - Advisor Class	153,875	267,064	(113,189)	171,425	137,220	34,205
Royce Fund:						
Royce Total Return Fund - Service Class	1,013	687	326	202	1	201
Schwartz Investment Trust:						
Ave Maria Rising Dividend Fund	63,072	155,931	(92,859)	118,802	123,013	(4,211)
SmallCap World Fund, Inc.:						
SMALLCAP World Fund® - Class R-4	308,703	262,928	45,775	246,943	211,926	35,017
T. Rowe Price Investment Services, Inc.:						
T. Rowe Price Large-Cap Growth Fund - I Class	326,871	185,131	141,740	358,848	183,564	175,284
T. Rowe Price Mid-Cap Value Fund, Inc.:						
T. Rowe Price Mid-Cap Value Fund - R Class	1,147	1,409	(262)	4,822	25,183	(20,361)
T. Rowe Price Value Fund, Inc.:						
T. Rowe Price Value Fund - Advisor Class	2,877	5,692	(2,815)	1,766	1,199	567
TCW Funds Inc:						
TCW Total Return Bond Fund - Class N	835,866	431,380	404,486	247,746	142,197	105,549
Templeton Funds, Inc.:						
Templeton Foreign Fund - Class A	1,700	1,031	669	1,801	7,958	(6,157)

| | Year ended December 31 | | | | | |
| | 2020 | | | 2019 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Templeton Income Trust:						
Templeton Global Bond Fund - Advisor Class	192,099	413,660	(221,561)	225,681	406,765	(181,084)
Templeton Global Bond Fund - Class A	490,379	1,012,954	(522,575)	568,967	1,396,925	(827,958)
Third Avenue Trust:						
Third Avenue Real Estate Value Fund - Institutional Class	1,048	433	615	1,200	776	424
Touchstone Strategic Trust:						
Touchstone Value Fund - Institutional Class	233,714	137,487	96,227	229,440	92,589	136,851
USAA Investment Trust:						
USAA Precious Metals and Minerals Fund - Adviser Shares	2,193,715	6,273,665	(4,079,950)	2,474,145	2,426,952	47,193
USAA Mutual Funds Trust:						
USAA Precious Metals and Minerals Fund - Class A Shares	1,450,214	380,998	1,069,216	—	—	—
Vanguard® Bond Index Funds:						
Vanguard® Total Bond Market Index Fund - Admiral™ Shares	10,045	13,554	(3,509)	14,974	7	14,967
Vanguard® Total International Stock Index Fund - Admiral™ Shares	6,066	35	6,031	1,377	1	1,376
Vanguard® Variable Insurance Fund:						
Diversified Value Portfolio	3,861	3,870	(9)	109	1,048	(939)
Equity Income Portfolio	402	6	396	1,073	1,903	(830)
Small Company Growth Portfolio	1,600	1,537	63	418	530	(112)
Victory Portfolios:						
Victory Integrity Small-Cap Value Fund - Class Y	7,947	27,251	(19,304)	9,063	26,028	(16,965)
Victory Sycamore Small Company Opportunity Fund - Class R	151,676	101,258	50,418	136,964	56,828	80,136
Victory Sycamore Established Value Fund - Class A	227	217	10	29	70	(41)
Voya Balanced Portfolio, Inc.:						
Voya Balanced Portfolio - Class I	4,248,686	4,781,899	(533,213)	4,694,227	5,076,628	(382,401)
Voya Equity Trust:						
Voya Large Cap Value Fund - Class A	1,960	1,648	312	2,723	3,646	(923)
Voya Real Estate Fund - Class A	1,112	21,836	(20,724)	22,804	26,996	(4,192)
Voya Funds Trust:						
Voya Floating Rate Fund - Class A	35,649	314,841	(279,192)	177,572	71,884	105,688
Voya GNMA Income Fund - Class A	172,299	78,965	93,334	90,411	96,108	(5,697)
Voya Intermediate Bond Fund - Class A	36,917	42,194	(5,277)	15,201	18,497	(3,296)
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class I	32,774,297	31,572,536	1,201,761	45,492,601	45,098,380	394,221

| | Year ended December 31 | | | | | |
| | 2020 | | | 2019 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Intermediate Bond Portfolio (continued):						
Voya Intermediate Bond Portfolio - Class S	3,251	16,128	(12,877)	2,485	8,757	(6,272)
Voya Investors Trust:						
Voya Global Perspectives® Portfolio - Class I	197,493	40,549	156,944	74,503	61,079	13,424
Voya High Yield Portfolio - Adviser Class	33	394	(361)	16	1,257	(1,241)
Voya High Yield Portfolio - Institutional Class	2,456,615	3,034,282	(577,667)	6,287,453	1,327,502	4,959,951
Voya High Yield Portfolio - Service Class	8,210	10,388	(2,178)	145,279	1,121,044	(975,765)
Voya Large Cap Growth Portfolio - Adviser Class	9	315	(306)	28	612	(584)
Voya Large Cap Growth Portfolio - Institutional Class	1,854,256	3,521,597	(1,667,341)	3,084,914	3,476,955	(392,041)
Voya Large Cap Growth Portfolio - Service Class	44,674	52,115	(7,441)	46,401	331,074	(284,673)
Voya Large Cap Value Portfolio - Adviser Class	—	159	(159)	—	165	(165)
Voya Large Cap Value Portfolio - Institutional Class	2,841,938	4,651,419	(1,809,481)	3,108,101	4,552,451	(1,444,350)
Voya Large Cap Value Portfolio - Service Class	18,861	16,132	2,729	14,631	31,237	(16,606)
Voya Limited Maturity Bond Portfolio - Adviser Class	88	58	30	41	1,075	(1,034)
Voya U.S. Stock Index Portfolio - Institutional Class	435,071	553,921	(118,850)	2,403,892	1,164,216	1,239,676
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	35	144	(109)	20	961	(941)
VY® Clarion Global Real Estate Portfolio - Institutional Class	395,820	993,299	(597,479)	753,650	954,444	(200,794)
VY® Clarion Real Estate Portfolio - Adviser Class	—	273	(273)	—	—	—
VY® Clarion Real Estate Portfolio - Institutional Class	955,114	964,886	(9,772)	1,213,213	1,224,421	(11,208)
VY® Clarion Real Estate Portfolio - Service Class	179,540	475,057	(295,517)	265,750	417,622	(151,872)
VY® Invesco Growth and Income Portfolio - Institutional Class	351,013	343,483	7,530	98,637	330,737	(232,100)
VY® Invesco Growth and Income Portfolio - Service Class	114,805	224,641	(109,836)	120,546	276,273	(155,727)
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	392	4,018	(3,626)	159	430	(271)
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	102,398	116,349	(13,951)	68,740	88,809	(20,069)
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	236,658	272,131	(35,473)	216,788	231,527	(14,739)
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	45	65	(20)	36	1,168	(1,132)
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	289,063	355,331	(66,268)	260,204	340,564	(80,360)
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	157,772	247,765	(89,993)	239,955	214,661	25,294
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	—	25	(25)	25	—	25
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	1,811	165	1,646	—	210	(210)
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	2,576,272	2,951,646	(375,374)	2,865,017	1,727,657	1,137,360

| | **Year ended December 31** | | | | | |
| | **2020** | | | **2019** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Investors Trust (continued):						
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	5,163,561	5,826,939	(663,378)	6,531,993	4,965,966	1,566,027
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	1,078	9,022	(7,944)	325	2,909	(2,584)
VY® T. Rowe Price Equity Income Portfolio - Service Class	921,430	1,240,919	(319,489)	2,640,654	2,101,403	539,251
VY® T. Rowe Price International Stock Portfolio - Adviser Class	159	225	(66)	91	1,484	(1,393)
VY® T. Rowe Price International Stock Portfolio - Service Class	55,901	72,959	(17,058)	74,210	90,184	(15,974)
Voya Money Market Portfolio:						
Voya Government Money Market Portfolio - Class I	25,693,622	19,850,984	5,842,638	16,139,130	14,937,448	1,201,682
Voya Mutual Funds:						
Voya Global Real Estate Fund - Class A	4,276	6,486	(2,210)	2,160	2,386	(226)
Voya Multi-Manager International Small Cap Fund - Class A	442	873	(431)	634	3,343	(2,709)
Voya Multi-Manager International Small Cap Fund - Class I	42,697	40,464	2,233	26,749	54,944	(28,195)
Voya Partners, Inc.:						
Voya Global Bond Portfolio - Adviser Class	1,100	11,490	(10,390)	907	283	624
Voya Global Bond Portfolio - Initial Class	1,979,287	2,162,675	(183,388)	3,061,951	3,318,856	(256,905)
Voya Global Bond Portfolio - Service Class	25,800	18,733	7,067	26,139	17,957	8,182
Voya Index Solution 2025 Portfolio - Initial Class	149,663	402,319	(252,656)	129,703	152,754	(23,051)
Voya Index Solution 2025 Portfolio - Service 2 Class	62,298	58,304	3,994	84,986	139,512	(54,526)
Voya Index Solution 2025 Portfolio - Service Class	293,497	171,224	122,273	195,661	151,860	43,801
Voya Index Solution 2035 Portfolio - Initial Class	185,742	570,883	(385,141)	174,556	144,015	30,541
Voya Index Solution 2035 Portfolio - Service 2 Class	33,406	20,219	13,187	33,573	27,753	5,820
Voya Index Solution 2035 Portfolio - Service Class	160,407	212,882	(52,475)	169,387	113,114	56,273
Voya Index Solution 2045 Portfolio - Initial Class	177,960	559,972	(382,012)	158,543	152,399	6,144
Voya Index Solution 2045 Portfolio - Service 2 Class	23,788	15,554	8,234	53,238	34,787	18,451
Voya Index Solution 2045 Portfolio - Service Class	122,660	95,366	27,294	108,273	88,767	19,506
Voya Index Solution 2055 Portfolio - Initial Class	229,063	417,839	(188,776)	166,846	126,462	40,384
Voya Index Solution 2055 Portfolio - Service 2 Class	23,410	7,392	16,018	27,129	19,041	8,088
Voya Index Solution 2055 Portfolio - Service Class	127,947	85,138	42,809	89,652	56,262	33,390
Voya Index Solution 2065 Portfolio - Initial Class	486	170	316	—	—	—
Voya Index Solution 2065 Portfolio - Service Class	785	—	785	—	—	—
Voya Index Solution Income Portfolio - Initial Class	73,429	207,852	(134,423)	59,518	99,172	(39,654)
Voya Index Solution Income Portfolio - Service 2 Class	11,427	13,107	(1,680)	26,579	49,852	(23,273)

| | Year ended December 31 | | | | | |
| | **2020** | | | **2020** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Partners, Inc. (continued):						
Voya Index Solution Income Portfolio - Service Class	37,831	37,848	(17)	44,273	40,389	3,884
Voya International High Dividend Low Volatility Portfolio - Adviser Class	227	2,479	(2,252)	395	2,324	(1,929)
Voya International High Dividend Low Volatility Portfolio - Initial Class	1,294,557	1,820,068	(525,511)	1,665,987	2,212,099	(546,112)
Voya International High Dividend Low Volatility Portfolio - Service Class	778	1,092	(314)	1,867	3,960	(2,093)
Voya Solution 2025 Portfolio - Adviser Class	352	11,440	(11,088)	259	3,801	(3,542)
Voya Solution 2025 Portfolio - Initial Class	348,844	207,743	141,101	236,313	149,325	86,988
Voya Solution 2025 Portfolio - Service 2 Class	71,742	161,863	(90,121)	104,467	227,740	(123,273)
Voya Solution 2025 Portfolio - Service Class	1,108,161	1,336,091	(227,930)	1,287,027	1,749,146	(462,119)
Voya Solution 2035 Portfolio - Adviser Class	304	7,260	(6,956)	59	529	(470)
Voya Solution 2035 Portfolio - Initial Class	280,317	179,139	101,178	240,497	75,637	164,860
Voya Solution 2035 Portfolio - Service 2 Class	167,702	294,191	(126,489)	282,459	380,990	(98,531)
Voya Solution 2035 Portfolio - Service Class	1,077,657	1,230,104	(152,447)	1,435,921	1,672,162	(236,241)
Voya Solution 2045 Portfolio - Adviser Class	—	34	(34)	15	14	1
Voya Solution 2045 Portfolio - Initial Class	233,789	161,324	72,465	172,097	90,496	81,601
Voya Solution 2045 Portfolio - Service 2 Class	73,481	129,931	(56,450)	125,765	184,940	(59,175)
Voya Solution 2045 Portfolio - Service Class	827,609	960,119	(132,510)	1,079,684	1,136,874	(57,190)
Voya Solution 2055 Portfolio - Initial Class	139,863	51,250	88,613	105,231	27,950	77,281
Voya Solution 2055 Portfolio - Service 2 Class	25,446	54,631	(29,185)	56,600	69,219	(12,619)
Voya Solution 2055 Portfolio - Service Class	491,476	279,999	211,477	542,185	366,855	175,330
Voya Solution 2065 Portfolio - Service Class	36,567	6,423	30,144	—	—	—
Voya Solution Balanced Portfolio - Service Class	53,278	46,007	7,271	57,489	69,726	(12,237)
Voya Solution Income Portfolio - Adviser Class	—	24,961	(24,961)	—	1,528	(1,528)
Voya Solution Income Portfolio - Initial Class	275,945	112,571	163,374	88,856	120,185	(31,329)
Voya Solution Income Portfolio - Service 2 Class	92,480	119,522	(27,042)	96,853	149,150	(52,297)
Voya Solution Income Portfolio - Service Class	204,243	461,236	(256,993)	667,378	1,183,991	(516,613)
Voya Solution Moderately Conservative Portfolio - Service Class	82,361	89,287	(6,926)	122,790	80,597	42,193
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	12	558	(546)	329	319	10
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	168,573	243,293	(74,720)	158,796	454,173	(295,377)
VY® American Century Small-Mid Cap Value Portfolio - Service Class	546,373	818,118	(271,745)	1,821,555	1,273,548	548,007
VY® Baron Growth Portfolio - Adviser Class	2,117	3,980	(1,863)	306	1,155	(849)
VY® Baron Growth Portfolio - Service Class	778,591	1,194,283	(415,692)	2,199,034	1,621,251	577,783

| | **Year ended December 31** | | | | | |
| | **2020** | | | **2019** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Partners, Inc. (continued):						
VY® Columbia Contrarian Core Portfolio - Service Class	178,875	209,130	(30,255)	68,823	106,652	(37,829)
VY® Columbia Small Cap Value II Portfolio - Adviser Class	—	217	(217)	—	203	(203)
VY® Columbia Small Cap Value II Portfolio - Service Class	59,896	59,749	147	45,575	83,365	(37,790)
VY® Invesco Comstock Portfolio - Adviser Class	545	1,344	(799)	301	1,248	(947)
VY® Invesco Comstock Portfolio - Service Class	591,822	803,640	(211,818)	1,557,631	1,656,610	(98,979)
VY® Invesco Equity and Income Portfolio - Adviser Class	363	1,574	(1,211)	405	5,431	(5,026)
VY® Invesco Equity and Income Portfolio - Initial Class	1,941,859	3,162,461	(1,220,602)	1,609,527	2,809,804	(1,200,277)
VY® Invesco Equity and Income Portfolio - Service Class	28,399	37,631	(9,232)	16,784	35,912	(19,128)
VY® Invesco Oppenheimer Global Portfolio - Adviser Class	64	1,573	(1,509)	100	856	(756)
VY® Invesco Oppenheimer Global Portfolio - Initial Class	2,158,439	4,358,039	(2,199,600)	3,330,556	5,093,462	(1,762,906)
VY® Invesco Oppenheimer Global Portfolio - Service Class	4,836	4,098	738	4,786	5,230	(444)
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	692	2,917	(2,225)	109	1,286	(1,177)
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	74,569	200,019	(125,450)	84,055	227,949	(143,894)
VY® JPMorgan Mid Cap Value Portfolio - Service Class	421,582	595,445	(173,863)	739,176	935,458	(196,282)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	247	1,330	(1,083)	296	535	(239)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	1,638,486	2,834,857	(1,196,371)	2,014,985	2,634,191	(619,206)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	4,413	9,803	(5,390)	4,093	12,811	(8,718)
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	306	3,962	(3,656)	381	3,919	(3,538)
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	1,832,891	2,333,716	(500,825)	15,209,008	13,793,775	1,415,233
VY® T. Rowe Price Growth Equity Portfolio - Service Class	20,069	35,510	(15,441)	10,132	37,585	(27,453)
Voya Series Fund, Inc.:						
Voya Corporate Leaders 100 Fund - Class I	220,141	172,160	47,981	115,626	123,565	(7,939)
Voya Strategic Allocation Portfolios, Inc.:						
Voya Strategic Allocation Conservative Portfolio - Class I	580,123	571,187	8,936	1,176,834	1,175,186	1,648
Voya Strategic Allocation Growth Portfolio - Class I	491,491	579,979	(88,488)	483,348	570,917	(87,569)
Voya Strategic Allocation Moderate Portfolio - Class I	784,968	918,384	(133,416)	845,269	992,141	(146,872)
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class A	910	8,053	(7,143)	200	3,804	(3,604)
Voya Growth and Income Portfolio - Class I	6,237,376	8,476,083	(2,238,707)	7,361,771	10,147,939	(2,786,168)
Voya Growth and Income Portfolio - Class S	4,940	4,035	905	1,531	1,545	(14)
Voya Variable Portfolios, Inc.:						
Voya Global High Dividend Low Volatility Portfolio - Class I	2,382,830	3,152,229	(769,399)	3,810,656	3,912,017	(101,361)

| | **Year ended December 31** | | | | | |
| | **2020** | | | **2019** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Variable Portfolios, Inc. (continued):						
Voya Global High Dividend Low Volatility Portfolio - Class S	74,052	165,763	(91,711)	66,418	154,154	(87,736)
Voya Index Plus LargeCap Portfolio - Class I	1,790,620	2,533,860	(743,240)	3,027,125	3,967,308	(940,183)
Voya Index Plus LargeCap Portfolio - Class S	263	3,496	(3,233)	56	1,003	(947)
Voya Index Plus MidCap Portfolio - Class I	1,085,495	1,847,842	(762,347)	2,830,622	2,647,839	182,783
Voya Index Plus MidCap Portfolio - Class S	64	757	(693)	190	794	(604)
Voya Index Plus SmallCap Portfolio - Class I	522,914	846,578	(323,664)	511,557	928,183	(416,626)
Voya Index Plus SmallCap Portfolio - Class S	76	1,110	(1,034)	58	978	(920)
Voya International Index Portfolio - Class I	1,000,399	1,153,638	(153,239)	1,089,060	1,120,328	(31,268)
Voya International Index Portfolio - Class S	31	1	30	17	—	17
Voya Russell™ Large Cap Growth Index Portfolio - Class I	14,650,191	14,524,569	125,622	17,941,062	17,776,014	165,048
Voya Russell™ Large Cap Growth Index Portfolio - Class S	15,223	17,026	(1,803)	14,514	5,600	8,914
Voya Russell™ Large Cap Index Portfolio - Class I	1,955,641	1,511,950	443,691	1,512,475	1,187,425	325,050
Voya Russell™ Large Cap Index Portfolio - Class S	101,538	102,564	(1,026)	176,779	178,294	(1,515)
Voya Russell™ Large Cap Value Index Portfolio - Class I	2,510	4,000	(1,490)	5,289	10,542	(5,253)
Voya Russell™ Large Cap Value Index Portfolio - Class S	197,568	195,430	2,138	151,755	118,308	33,447
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	94,804	143,295	(48,491)	113,461	105,139	8,322
Voya Russell™ Mid Cap Index Portfolio - Class I	1,358,865	1,741,156	(382,291)	1,893,371	1,509,026	384,345
Voya Russell™ Small Cap Index Portfolio - Class I	1,348,440	1,144,648	203,792	1,830,685	1,031,016	799,669
Voya Small Company Portfolio - Class I	655,767	943,745	(287,978)	1,382,101	1,671,176	(289,075)
Voya Small Company Portfolio - Class S	662	2,356	(1,694)	228	20	208
Voya U.S. Bond Index Portfolio - Class I	1,686,872	982,001	704,871	611,067	404,644	206,423
Voya Variable Products Trust:						
Voya MidCap Opportunities Portfolio - Class I	827,693	1,228,280	(400,587)	1,232,609	1,535,476	(302,867)
Voya MidCap Opportunities Portfolio - Class S	9,560	15,634	(6,074)	2,675	9,437	(6,762)
Voya SmallCap Opportunities Portfolio - Class I	433,859	641,044	(207,185)	790,086	825,337	(35,251)
Voya SmallCap Opportunities Portfolio - Class S	—	1,658	(1,658)	459	1,423	(964)
Wanger Advisors Trust:						
Wanger International	259,765	521,716	(261,951)	273,812	549,469	(275,657)
Wanger Select	112,839	320,652	(207,813)	128,252	361,161	(232,909)
Wanger USA	256,199	588,081	(331,882)	365,912	484,200	(118,288)

	Year ended December 31					
	2020			**2019**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Washington Mutual Investors Fund^{SM}, Inc.:						
Washington Mutual Investors Fund^{SM} - Class R-3	14,144	20,044	(5,900)	15,215	76,988	(61,773)
Washington Mutual Investors Fund^{SM} - Class R-4	823,778	1,317,189	(493,411)	1,483,276	1,354,650	128,626
Wells Fargo Funds Trust:						
Wells Fargo Small Company Growth Fund - Administrator Class	174,138	154,759	19,379	201,292	226,086	(24,794)
Wells Fargo Small Company Value Fund - Class A	1,118	947	171	12,562	789	11,773
Wells Fargo Special Small Cap Value Fund - Class A	149,974	370,353	(220,379)	137,920	296,042	(158,122)

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2020, 2019, 2018, 2017, and 2016, follows:

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
AB Relative Value Fund - Class A													
2020		6	$11.54	to	$28.84	$164	1.21%	0.70%	to	1.25%	1.86%	to	5.87%
2019		6	$11.46	to	$28.25	$167	1.17%	0.70%	to	0.90%	22.02%	to	22.09%
2018		8	$22.43	to	$23.46	$174	1.10%	0.60%	to	0.90%	-6.66%	to	-6.57%
2017		8	$24.03	to	$24.37	$191	0.81%	0.80%	to	0.90%	17.68%	to	17.79%
2016		9	$20.42	to	$20.69	$178	1.75%	0.80%	to	0.90%	10.14%	to	10.29%
AB VPS Growth and Income Portfolio - Class A													
2020		22	$28.83	to	$29.31	$653	1.48%	1.15%	to	1.25%	1.44%	to	1.56%
2019		24	$28.42	to	$28.86	$700	1.26%	1.15%	to	1.25%	22.39%	to	22.50%
2018		24	$23.22	to	$23.56	$572	1.01%	1.15%	to	1.25%	-6.82%	to	-6.69%
2017		25	$24.91	to	$25.25	$622	1.26%	1.15%	to	1.25%	17.49%	to	17.55%
2016		31	$21.21	to	$21.48	$655	0.95%	1.15%	to	1.25%	9.90%	to	10.04%
Aberdeen Emerging Markets Sustainable Leaders Fund - Institutional Class													
2020		1,600		$14.30		$22,876	0.28%		0.00%			22.96%	
2019		1,475		$11.63		$17,155	1.47%		0.00%			23.46%	
2018		1,322		$9.42		$12,452	2.69%		0.00%			-15.14%	
2017		1,117		$11.10		$12,399	1.56%		0.00%			26.28%	
2016		784		$8.79		$6,893	2.63%		0.00%			6.55%	
Invesco Capital Appreciation Fund - Class A													
2020		2	$34.18	to	$36.26	$83	0.00%	0.85%	to	1.20%	34.67%	to	35.15%
2019		3	$25.38	to	$26.83	$75	0.00%	0.85%	to	1.20%	34.43%	to	34.89%
2018		3	$18.88	to	$19.89	$66	0.00%	0.85%	to	1.20%	-7.09%	to	-6.75%
2017		3	$20.32	to	$21.33	$74	0.01%	0.85%	to	1.20%	25.05%	to	25.47%
2016		4	$16.25	to	$17.00	$64	0.07%	0.85%	to	1.20%	-3.50%	to	-3.19%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco Floating Rate ESG Fund - Class R5													
2020		27	$11.27	to	$12.12	$312	4.17%	0.30%	to	1.40%	0.44%	to	1.51%
2019		31	$11.22	to	$11.94	$359	5.96%	0.30%	to	1.40%	6.13%	to	7.28%
2018		26	$10.57	to	$11.13	$279	5.52%	0.30%	to	1.40%	-1.49%	to	-0.27%
2017		14	$10.73	to	$11.16	$156	4.09%	0.30%	to	1.40%	2.88%	to	4.01%
2016		8	$10.42	to	$10.73	$82	4.68%	0.30%	to	1.40%	9.84%	to	10.85%
Invesco Main Street Fund - Class A													
2020		94	$17.04	to	$17.18	$1,598	0.80%	0.95%	to	1.20%	13.00%	to	13.32%
2019		112	$13.13	to	$15.16	$1,650	1.02%	0.75%	to	1.20%	30.45%	to	30.91%
2018		81	$10.03	to	$11.60	$910	1.17%	0.75%	to	1.20%	-9.05%	to	-8.57%
2017		64	$10.97	to	$12.72	$796	1.34%	0.75%	to	1.20%	15.34%	to	15.43%
2016	05/13/2016	17		$11.02		$182	(a)		1.20%			(a)	
Invesco Main Street Mid Cap Fund® - Class A													
2020	05/15/2020	275	$13.94	to	$14.07	$3,850	(e)	0.25%	to	1.50%		(e)	
2019		(e)		(e)		(e)	(e)		(e)			(e)	
2018		(e)		(e)		(e)	(e)		(e)			(e)	
2017		(e)		(e)		(e)	(e)		(e)			(e)	
2016		(e)		(e)		(e)	(e)		(e)			(e)	
Invesco Small Cap Growth Fund - Class A													
2020		4		$55.86		$203	0.00%		1.00%			55.43%	
2019		3		$35.94		$114	0.00%		1.00%			23.04%	
2018		3		$29.21		$91	0.00%		1.00%			9.90%	
2017		3		$32.42		$102	0.00%		1.00%			23.68%	
2016		3		$26.22		$72	0.00%		1.00%			10.21%	
Invesco International Growth Fund - Class R5													
2020		52	$13.64	to	$16.96	$830	1.17%	0.75%	to	0.95%	12.63%	to	12.92%
2019		50	$12.11	to	$15.02	$715	2.42%	0.75%	to	0.95%	27.21%	to	27.40%
2018		46	$9.52	to	$11.79	$523	1.16%	0.75%	to	0.95%	-15.90%	to	-15.67%
2017		50	$11.32	to	$13.98	$686	2.17%	0.75%	to	0.95%		21.99%	
2016		48		$11.46		$547	1.69%		0.85%			-1.38%	

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco International Small-Mid Company Fund - Class Y													
2020		52	$20.21	to	$21.96	$1,074	0.00%	0.15%	to	1.40%	23.30%	to	24.37%
2019		48	$16.39	to	$17.19	$795	0.45%	0.55%	to	1.40%	23.33%	to	24.38%
2018		40	$13.29	to	$13.82	$543	0.86%	0.55%	to	1.40%	-10.51%	to	-9.73%
2017		41	$14.85	to	$15.31	$616	1.30%	0.55%	to	1.40%	36.36%	to	37.31%
2016		33	$10.89	to	$11.07	$365	0.58%	0.75%	to	1.40%	-1.63%	to	-1.17%
Invesco Oppenheimer International Growth Fund - Class Y													
2020		29	$13.64	to	$14.67	$405	0.00%	0.30%	to	1.40%	20.49%	to	21.70%
2019		67	$11.32	to	$11.98	$770	1.27%	0.40%	to	1.40%	27.19%	to	28.54%
2018		55	$8.90	to	$9.32	$492	1.45%	0.40%	to	1.40%	-20.46%	to	-19.72%
2017		42	$11.19	to	$11.61	$474	1.12%	0.40%	to	1.40%	25.17%	to	26.47%
2016		28	$8.94	to	$9.18	$255	1.80%	0.40%	to	1.40%	-3.34%	to	-2.44%
Invesco Developing Markets Fund - Class A													
2020		3,326	$15.00	to	$139.34	$252,661	0.00%	0.00%	to	1.75%	15.18%	to	17.26%
2019		3,775	$12.89	to	$118.87	$246,688	0.24%	0.00%	to	1.75%	21.86%	to	23.99%
2018		4,037	$10.47	to	$95.87	$216,966	0.25%	0.00%	to	1.75%	-13.67%	to	-12.14%
2017		4,354	$12.01	to	$109.12	$268,701	0.34%	0.00%	to	1.75%	32.45%	to	34.81%
2016		3,352	$10.31	to	$80.96	$197,196	0.23%	0.00%	to	1.75%	5.05%	to	6.94%
Invesco Developing Markets Fund - Class Y													
2020		2,869	$16.35	to	$18.15	$50,156	0.22%	0.00%	to	1.25%	16.04%	to	17.48%
2019		3,305	$14.09	to	$15.45	$49,389	0.55%	0.00%	to	1.25%	22.74%	to	24.30%
2018		3,523	$11.48	to	$12.43	$42,564	0.56%	0.00%	to	1.25%	-13.03%	to	-11.91%
2017		3,726	$13.20	to	$14.11	$51,340	0.67%	0.00%	to	1.25%	33.47%	to	35.15%
2016		3,464	$9.89	to	$10.44	$35,494	0.53%	0.00%	to	1.25%	5.78%	to	7.08%
Invesco Endeavor Fund - Class A													
2020		1	$23.31	to	$24.62	$25	0.00%	0.45%	to	0.95%	-1.27%	to	26.79%
2019		1	$23.61	to	$24.81	$26	0.00%	0.45%	to	0.95%	20.58%	to	21.20%
2018		1	$19.58	to	$20.47	$14	0.00%	0.45%	to	0.95%	-17.87%	to	-17.46%
2017		1	$23.84	to	$24.80	$15	0.00%	0.45%	to	0.95%	16.55%	to	16.93%
2016		1	$20.00	to	$21.21	$12	0.00%	0.45%	to	1.30%	19.26%	to	20.31%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco Health Care Fund - Investor Class													
2020		1	$93.82	to	$107.02	$92	0.00%	0.65%	to	1.50%	12.74%	to	13.69%
2019		1	$83.22	to	$94.13	$115	0.00%	0.65%	to	1.50%	30.01%	to	31.14%
2018		2	$64.01	to	$71.78	$132	0.00%	0.65%	to	1.50%	-1.04%	to	-0.19%
2017		2	$64.67	to	$71.91	$109	0.00%	0.65%	to	1.50%	13.73%	to	14.72%
2016		3	$56.86	to	$62.69	$190	0.19%	0.65%	to	1.50%	-13.02%	to	-12.28%
Invesco International Bond Fund - Class A													
2020		1	$12.02	to	$13.62	$9	3.77%	0.60%	to	1.75%	7.13%	to	8.53%
2019		4	$11.70	to	$12.54	$44	5.59%	0.70%	to	1.40%	8.37%	to	8.67%
2018		12	$10.99	to	$11.80	$135	4.75%	0.45%	to	1.25%	-7.02%	to	-6.27%
2017		13	$11.82	to	$12.59	$160	3.79%	0.45%	to	1.25%	9.44%	to	10.34%
2016		15	$10.58	to	$11.41	$163	4.02%	0.45%	to	1.55%	4.55%	to	5.45%
Invesco High Yield Fund - Class R5													
2020		33	$11.80	to	$12.70	$395	8.54%	0.30%	to	1.40%	2.52%	to	3.67%
2019		69	$11.51	to	$12.25	$800	6.15%	0.30%	to	1.40%	11.96%	to	13.22%
2018		51	$10.28	to	$10.82	$533	5.54%	0.30%	to	1.40%	-4.64%	to	-3.57%
2017		37	$10.78	to	$11.22	$405	5.31%	0.30%	to	1.40%	5.17%	to	6.35%
2016		26	$10.25	to	$10.55	$269	5.73%	0.30%	to	1.40%	10.10%	to	11.29%
Invesco American Value Fund - Class R5													
2020		64	$12.90	to	$13.65	$834	0.44%	0.55%	to	1.40%	0.23%	to	1.11%
2019		77	$12.87	to	$13.50	$1,002	0.34%	0.55%	to	1.40%	23.39%	to	24.42%
2018		72	$10.43	to	$10.85	$754	0.92%	0.55%	to	1.40%	-13.80%	to	-13.41%
2017		62	$12.10	to	$12.30	$761	1.02%	0.95%	to	1.40%	8.33%	to	8.75%
2016		64	$11.17	to	$11.31	$717	0.48%	0.95%	to	1.40%	14.45%	to	15.06%
Invesco Energy Fund - Class R5													
2020		12	$2.98	to	$3.24	$37	2.38%	0.15%	to	1.40%	-32.81%	to	14.34%
2019		10	$4.43	to	$4.72	$47	2.20%	0.30%	to	1.40%	3.75%	to	5.12%
2018		10	$4.27	to	$4.49	$44	2.41%	0.30%	to	1.40%	-27.50%	to	-26.75%
2017		20	$5.89	to	$6.13	$122	4.30%	0.30%	to	1.40%	-9.10%	to	-8.51%
2016		6	$6.48	to	$6.58	$40	2.29%	0.80%	to	1.40%	23.43%	to	24.01%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco Gold & Special Minerals Fund - Class A													
2020		18	$10.28	to	$11.59	$202	2.14%	0.45%	to	1.55%	22.39%	to	37.80%
2019		10	$7.59	to	$8.26	$79	0.00%	0.80%	to	1.65%	44.02%	to	45.17%
2018		8	$5.27	to	$5.69	$45	0.00%	0.80%	to	1.65%		-14.29%	
2017		8	$6.12	to	$6.92	$52	3.12%	0.20%	to	1.75%	15.04%	to	16.89%
2016		7	$5.32	to	$5.92	$38	8.12%	0.20%	to	1.75%	46.67%	to	48.37%
Invesco Small Cap Value Fund - Class A													
2020		1	$34.32	to	$39.70	$52	0.00%	0.20%	to	1.45%	9.71%	to	63.51%
2019		1	$30.76	to	$35.90	$45	0.00%	0.20%	to	1.65%	29.90%	to	31.79%
2018		2	$23.68	to	$27.24	$60	0.00%	0.20%	to	1.65%	-26.53%	to	-25.43%
2017		4	$32.23	to	$36.53	$152	0.00%	0.20%	to	1.65%	16.35%	to	17.46%
2016		11	$27.70	to	$30.71	$318	0.18%	0.30%	to	1.65%	16.34%	to	17.59%
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I													
2020		1	$17.09	to	$35.08	$23	0.00%	1.25%	to	1.50%	38.61%	to	38.93%
2019		1	$12.33	to	$25.25	$18	0.00%	1.25%	to	1.50%	37.31%	to	37.68%
2018		1	$8.98	to	$18.34	$14	0.00%	1.25%	to	1.50%	-7.52%	to	-7.28%
2017		2	$9.71	to	$19.78	$16	0.03%	1.25%	to	1.50%	26.93%	to	27.20%
2016		2	$7.65	to	$15.55	$14	0.00%	1.25%	to	1.50%	0.79%	to	1.04%
Invesco Oppenheimer V.I. Global Fund - Series I													
2020		5	$59.62	to	$73.13	$359	0.61%	0.50%	to	1.40%	25.86%	to	27.01%
2019		6	$33.47	to	$57.58	$292	0.76%	0.50%	to	1.40%	29.96%	to	31.13%
2018		6	$25.59	to	$43.91	$231	1.17%	0.50%	to	1.40%	-14.40%	to	-13.61%
2017		6	$25.66	to	$50.83	$283	0.94%	0.50%	to	1.80%	34.21%	to	35.98%
2016		6	$19.12	to	$37.38	$211	0.98%	0.50%	to	1.80%	-1.70%	to	-0.43%
Invesco Oppenheimer V.I. Global Strategic Income Fund - Series I													
2020		4	$23.18	to	$27.19	$101	6.03%	0.55%	to	1.25%	2.11%	to	2.84%
2019		4	$22.70	to	$26.44	$98	4.26%	0.55%	to	1.25%	9.40%	to	10.21%
2018		4	$20.75	to	$23.99	$90	5.41%	0.55%	to	1.25%	-5.60%	to	-4.91%
2017		4	$21.98	to	$25.23	$95	2.30%	0.55%	to	1.25%	4.97%	to	5.70%
2016		4	$20.94	to	$23.87	$90	4.71%	0.55%	to	1.25%	5.23%	to	5.95%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco Oppenheimer V.I. Main Street Fund - Series I												
2020	2	$23.73	to	$27.60	$59	1.67%	1.25%	to	1.50%	12.25%	to	12.52%
2019	3	$21.14	to	$24.53	$61	1.75%	1.25%	to	1.50%	30.09%	to	30.48%
2018	3	$16.25	to	$18.80	$53	1.68%	1.25%	to	1.50%	-9.27%	to	-9.05%
2017	4	$17.91	to	$20.67	$66	1.26%	1.25%	to	1.50%	15.18%	to	15.47%
2016	4	$15.55	to	$17.90	$64	1.09%	1.25%	to	1.50%	9.97%	to	10.22%
Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I												
2020	1,025	$13.41	to	$43.33	$30,180	0.53%	0.25%	to	1.50%	18.14%	to	28.88%
2019	1,156	$11.22	to	$36.50	$29,094	0.20%	0.00%	to	1.50%	24.57%	to	26.47%
2018	1,000	$18.81	to	$29.15	$24,778	0.33%	0.00%	to	1.50%	-11.67%	to	-10.32%
2017	1,058	$21.17	to	$32.83	$29,512	0.87%	0.00%	to	1.50%	12.45%	to	14.17%
2016	1,123	$18.71	to	$29.05	$27,621	0.50%	0.00%	to	1.50%	16.33%	to	18.02%
Invesco V.I. American Franchise Fund - Series I												
2020	516	$33.83	to	$141.45	$45,196	0.07%	0.00%	to	1.50%	40.25%	to	42.35%
2019	505	$24.12	to	$99.37	$32,064	0.00%	0.00%	to	1.50%	34.67%	to	36.76%
2018	553	$17.91	to	$72.66	$26,539	0.00%	0.00%	to	1.50%	-5.06%	to	-3.62%
2017	560	$18.86	to	$75.39	$28,558	0.09%	0.00%	to	1.50%	25.44%	to	27.33%
2016	569	$15.03	to	$59.21	$23,516	0.00%	0.00%	to	1.50%	0.74%	to	2.28%
Invesco V.I. Core Equity Fund - Series I												
2020	1,475	$18.10	to	$33.78	$32,553	1.26%	0.10%	to	1.95%	11.61%	to	13.73%
2019	1,570	$16.09	to	$29.82	$30,828	0.97%	0.10%	to	1.95%	26.42%	to	28.80%
2018	1,738	$12.62	to	$23.24	$27,039	0.93%	0.00%	to	1.95%	-11.17%	to	-9.39%
2017	1,909	$14.10	to	$25.77	$33,267	1.02%	0.00%	to	1.95%	11.03%	to	13.17%
2016	2,132	$12.61	to	$22.89	$33,203	0.75%	0.00%	to	1.95%	8.06%	to	10.29%
Alger Responsible Investing Fund - Class A												
2020	274	$31.41	to	$52.37	$12,770	0.00%	0.00%	to	1.50%	4.67%	to	35.78%
2019	204	$22.32	to	$38.57	$7,080	0.00%	0.00%	to	1.50%	31.94%	to	33.88%
2018	234	$15.94	to	$28.81	$6,124	0.00%	0.00%	to	1.50%	-3.15%	to	-1.64%
2017	206	$16.43	to	$29.29	$5,544	0.00%	0.00%	to	1.50%	25.51%	to	27.40%
2016	171	$13.07	to	$22.99	$3,644	0.00%	0.00%	to	1.50%	0.49%	to	2.00%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Alger Capital Appreciation Fund - Class A													
2020		4	$49.32	to	$51.80	$189	0.00%	0.70%	to	1.15%	39.99%	to	40.65%
2019		3	$35.23	to	$37.20	$123	0.00%	0.60%	to	1.15%	31.60%	to	32.34%
2018		4	$26.77	to	$28.11	$115	0.00%	0.60%	to	1.15%	-2.12%	to	-1.58%
2017		4	$27.35	to	$28.56	$103	0.00%	0.60%	to	1.15%	30.19%	to	30.41%
2016		22	$20.51	to	$21.90	$481	0.00%	0.60%	to	1.55%	-1.20%	to	-0.37%
AllianzGI Dividend Value Fund - Class A													
2020		6	$27.43	to	$28.73	$179	1.42%	0.60%	to	1.00%	-3.45%	to	11.79%
2019		9	$28.41	to	$29.33	$244	1.85%	0.70%	to	1.00%	23.41%	to	23.76%
2018		13	$23.02	to	$23.70	$297	1.91%	0.70%	to	1.00%	-11.02%	to	-10.73%
2017		13	$25.87	to	$26.55	$331	1.88%	0.70%	to	1.00%	14.57%	to	14.89%
2016		13	$22.58	to	$23.11	$293	2.31%	0.70%	to	1.00%	14.68%	to	15.09%
AllianzGI Large-Cap Value Fund - Institutional Class													
2020		—		$19.04		$8	0.00%		0.80%			1.49%	
2019		—		$18.76		$8	0.00%		0.80%			23.99%	
2018		—		$15.13		$6	0.00%		0.80%			-10.10%	
2017		—		$16.83		$7	2.04%		0.80%			20.39%	
2016		—		$13.98		$6	2.28%		0.80%			13.47%	
AllianzGI Small-Cap Value Fund - Class A													
2020		1	$26.63	to	$31.53	$23	0.00%	0.45%	to	1.45%	-5.97%	to	19.21%
2019		1	$28.32	to	$31.91	$29	0.00%	0.70%	to	1.45%	22.49%	to	23.40%
2018		9	$23.12	to	$26.44	$240	2.88%	0.55%	to	1.45%	-20.47%	to	-19.76%
2017		12	$29.07	to	$32.95	$385	0.41%	0.55%	to	1.45%	8.35%	to	9.07%
2016		19	$26.55	to	$30.21	$546	1.36%	0.55%	to	1.55%	21.47%	to	22.26%
Amana Growth Fund - Investor Class													
2020		2,150	$15.05	to	$52.35	$77,907	0.24%	0.00%	to	1.50%	26.62%	to	32.85%
2019		2,178	$11.37	to	$39.56	$62,144	0.40%	0.00%	to	1.70%	30.84%	to	33.09%
2018		1,900	$20.93	to	$30.28	$46,429	0.46%	0.00%	to	1.70%	0.69%	to	2.43%
2017		1,942	$20.74	to	$29.64	$46,559	0.49%	0.00%	to	1.70%	26.82%	to	29.03%
2016		1,998	$16.32	to	$23.04	$37,550	0.65%	0.00%	to	1.70%	5.91%	to	7.62%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Amana Income Fund - Investor Class													
2020		2,605	$12.88	to	$35.87	$77,421	1.10%	0.00%	to	1.50%	2.10%	to	60.49%
2019		2,815	$11.34	to	$31.61	$74,306	1.25%	0.00%	to	1.50%	23.38%	to	25.29%
2018		3,088	$18.69	to	$25.70	$66,562	1.19%	0.00%	to	1.50%	-6.64%	to	-5.21%
2017		3,299	$20.01	to	$27.18	$75,988	0.55%	0.00%	to	1.50%	19.88%	to	21.66%
2016		3,553	$16.70	to	$22.40	$67,948	1.39%	0.00%	to	1.60%	7.62%	to	9.36%
American Balanced Fund® - Class R-3													
2020		62	$25.65	to	$31.42	$1,826	1.05%	0.20%	to	1.40%	6.15%	to	10.28%
2019		74	$23.35	to	$29.41	$1,969	1.51%	0.00%	to	1.45%	17.04%	to	18.78%
2018		124	$19.95	to	$24.76	$2,791	1.60%	0.00%	to	1.45%	-4.45%	to	-3.05%
2017		126	$20.59	to	$25.54	$2,956	1.39%	0.00%	to	1.55%	13.32%	to	15.05%
2016		212	$18.17	to	$22.20	$4,359	1.40%	0.00%	to	1.55%	6.57%	to	8.24%
American Beacon Small Cap Value Fund - Investor Class													
2020		8	$11.26	to	$14.31	$97	0.36%	0.55%	to	1.25%	2.48%	to	3.17%
2019		35	$10.96	to	$13.87	$463	1.03%	0.55%	to	1.25%	21.51%	to	22.42%
2018		28	$8.99	to	$11.33	$315	0.32%	0.55%	to	1.25%	-16.96%	to	-16.38%
2017		23	$10.79	to	$13.55	$303	0.27%	0.55%	to	1.25%	7.05%	to	7.46%
2016		17	$12.34	to	$12.51	$212	0.66%	0.75%	to	1.25%	24.77%	to	25.48%
Inflation-Adjusted Bond Fund - Investor Class													
2020		2,750	$11.51	to	$15.67	$35,705	1.22%	0.00%	to	1.70%	8.38%	to	10.27%
2019		2,226	$10.51	to	$14.21	$26,836	2.33%	0.00%	to	1.80%	5.96%	to	7.90%
2018		2,568	$9.82	to	$13.17	$29,126	2.83%	0.00%	to	1.80%	-4.20%	to	-2.52%
2017		2,734	$10.15	to	$13.51	$31,930	2.53%	0.00%	to	1.90%	1.15%	to	3.05%
2016		2,011	$9.93	to	$13.11	$24,388	2.00%	0.00%	to	1.90%	2.81%	to	4.71%
American Century Investments® Disciplined Core Value Fund - A Class													
2020		450	$26.16	to	$88.36	$11,886	1.54%	0.65%	to	1.20%	10.29%	to	10.88%
2019		486	$23.72	to	$79.69	$11,609	1.84%	0.65%	to	1.20%	22.21%	to	22.90%
2018		502	$19.41	to	$64.84	$9,812	1.69%	0.65%	to	1.20%	-8.18%	to	-7.70%
2017		517	$21.14	to	$70.25	$11,002	2.15%	0.65%	to	1.20%	18.83%	to	19.51%
2016		537	$17.79	to	$58.78	$9,606	2.09%	0.65%	to	1.20%	11.96%	to	12.58%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
American Funds® Fundamental Investors® - Class R-3													
2020		38	$24.46	to	$29.02	$1,054	1.21%	0.00%	to	1.35%	11.95%	to	65.15%
2019		46	$21.39	to	$25.32	$1,090	1.31%	0.00%	to	1.45%	25.38%	to	27.17%
2018		47	$17.06	to	$19.91	$889	1.25%	0.00%	to	1.45%	-8.33%	to	-6.96%
2017		52	$18.43	to	$21.40	$1,037	1.12%	0.00%	to	1.55%	21.09%	to	22.68%
2016		89	$15.22	to	$17.26	$1,482	1.28%	0.10%	to	1.55%	10.51%	to	11.90%
American Funds® Fundamental Investors® - Class R-4													
2020		4,767	$24.93	to	$30.14	$127,998	1.53%	0.00%	to	1.50%	11.75%	to	18.60%
2019		5,153	$22.02	to	$26.23	$121,394	1.56%	0.00%	to	1.50%	25.61%	to	27.58%
2018		5,236	$17.53	to	$20.56	$97,554	1.56%	0.00%	to	1.50%	-8.03%	to	-6.67%
2017		5,519	$19.06	to	$22.03	$111,597	1.49%	0.00%	to	1.50%	21.48%	to	23.28%
2016		5,117	$15.69	to	$17.87	$84,728	1.60%	0.00%	to	1.50%	10.81%	to	12.53%
American Mutual Fund® - Class R-4													
2020		77	$24.22	to	$27.88	$1,951	2.20%	0.00%	to	1.40%	2.77%	to	4.73%
2019		115	$23.45	to	$26.62	$2,782	0.90%	0.00%	to	1.40%	19.95%	to	21.66%
2018		430	$19.55	to	$21.88	$9,173	2.09%	0.00%	to	1.40%	-3.46%	to	-2.15%
2017		364	$20.25	to	$22.36	$7,946	2.01%	0.00%	to	1.40%	15.91%	to	17.62%
2016		251	$17.47	to	$19.01	$4,659	2.12%	0.00%	to	1.40%	12.56%	to	14.11%
AMG Managers Fairpointe Mid Cap Fund - Class N													
2020		1,102	$10.70	to	$24.67	$20,180	0.07%	0.00%	to	1.50%	2.34%	to	3.87%
2019		1,259	$10.33	to	$23.75	$22,420	0.87%	0.00%	to	1.50%	13.72%	to	15.46%
2018		1,202	$18.07	to	$20.57	$22,907	0.34%	0.00%	to	1.50%	-19.80%	to	-18.60%
2017		1,477	$22.53	to	$25.27	$34,886	0.00%	0.00%	to	1.50%	9.85%	to	11.52%
2016		1,865	$16.89	to	$22.66	$38,429	0.33%	0.00%	to	1.50%	22.17%	to	24.10%
Ariel Appreciation Fund - Investor Class													
2020		3	$25.43	to	$30.89	$97	0.73%	0.75%	to	1.90%	5.34%	to	6.55%
2019		6	$24.14	to	$29.69	$177	0.68%	0.60%	to	1.90%	22.23%	to	23.86%
2018		18	$19.75	to	$23.97	$412	0.85%	0.60%	to	1.90%	-15.60%	to	-14.51%
2017		19	$23.40	to	$28.04	$529	0.82%	0.60%	to	1.90%	12.93%	to	14.40%
2016		21	$20.72	to	$24.51	$506	0.61%	0.60%	to	1.90%	10.57%	to	12.02%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Ariel Fund - Investor Class													
2020		318	$25.82	to	$46.81	$9,371	0.29%	0.15%	to	1.90%	7.41%	to	94.29%
2019		384	$23.82	to	$41.45	$10,234	0.88%	0.30%	to	1.90%	22.35%	to	24.30%
2018		415	$19.40	to	$33.35	$9,051	0.95%	0.00%	to	1.90%	-15.32%	to	-13.68%
2017		432	$22.81	to	$38.75	$11,013	0.67%	0.00%	to	1.90%	13.71%	to	15.90%
2016		514	$19.98	to	$33.54	$11,259	0.27%	0.00%	to	1.90%	13.39%	to	15.54%
Artisan International Fund - Investor Shares													
2020		715	$13.95	to	$25.47	$10,829	0.21%	0.25%	to	1.80%	6.00%	to	16.43%
2019		784	$13.16	to	$23.93	$11,144	0.92%	0.00%	to	1.50%	27.27%	to	29.27%
2018		885	$10.34	to	$18.72	$9,892	1.12%	0.00%	to	1.50%	-12.22%	to	-10.87%
2017		1,026	$11.78	to	$21.22	$13,001	0.73%	0.00%	to	1.50%	29.03%	to	30.99%
2016		1,131	$9.13	to	$16.12	$11,019	1.04%	0.00%	to	1.50%	-11.01%	to	-9.65%
BlackRock Equity Dividend Fund - Investor A Shares													
2020		37	$26.13	to	$29.95	$1,066	1.58%	0.40%	to	1.65%	2.14%	to	19.19%
2019		34	$25.76	to	$29.01	$964	1.85%	0.40%	to	1.60%	25.31%	to	26.74%
2018		35	$20.48	to	$22.89	$769	1.54%	0.40%	to	1.65%	-8.98%	to	-7.81%
2017		37	$22.49	to	$25.43	$920	1.21%	0.10%	to	1.65%	14.56%	to	16.33%
2016		64	$19.64	to	$21.86	$1,363	1.80%	0.10%	to	1.65%	14.12%	to	15.91%
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares													
2020		578	$18.03	to	$19.70	$11,225	0.19%	0.00%	to	1.40%	6.57%	to	19.75%
2019		466	$15.26	to	$16.60	$7,651	0.48%	0.00%	to	1.40%	23.86%	to	25.67%
2018		496	$12.32	to	$13.34	$6,535	0.45%	0.00%	to	1.40%	6.75%	to	8.20%
2017		300	$11.54	to	$12.44	$3,677	0.06%	0.05%	to	1.40%	23.42%	to	24.26%
2016		124	$9.35	to	$10.05	$1,228	0.00%	0.10%	to	1.40%	-7.06%	to	-5.81%
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares													
2020		1,980	$17.65	to	$18.94	$35,936	0.00%	0.25%	to	1.50%	12.71%	to	19.10%
2019		1,831	$14.99	to	$16.08	$28,072	0.31%	0.00%	to	1.50%	23.37%	to	25.23%
2018		2,017	$12.15	to	$12.84	$24,939	0.11%	0.00%	to	1.50%	6.39%	to	7.99%
2017		1,777	$11.42	to	$11.89	$20,564	0.00%	0.00%	to	1.50%	22.93%	to	24.76%
2016		1,320	$9.29	to	$9.53	$12,358	0.00%	0.00%	to	1.50%	-7.47%	to	-6.02%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
BlackRock Mid Cap Dividend Fund - Institutional Shares													
2020		20	$14.89	to	$15.86	$308	1.39%	0.30%	to	1.25%	5.83%	to	6.87%
2019		19	$13.95	to	$14.84	$269	1.75%	0.30%	to	1.40%	27.75%	to	29.16%
2018		17	$10.92	to	$11.49	$188	2.00%	0.30%	to	1.40%	-10.78%	to	-9.81%
2017		17	$12.24	to	$12.74	$213	1.60%	0.30%	to	1.40%	7.36%	to	8.52%
2016		12	$11.40	to	$11.74	$136	0.78%	0.30%	to	1.40%	21.02%	to	22.42%
BlackRock Mid Cap Dividend Fund - Investor A Shares													
2020		404	$32.95	to	$38.12	$14,194	1.13%	0.25%	to	1.50%	0.40%	to	32.14%
2019		442	$31.31	to	$36.34	$14,680	1.42%	0.10%	to	1.50%	27.33%	to	29.09%
2018		459	$24.59	to	$28.15	$11,923	1.66%	0.10%	to	1.50%	-11.10%	to	-9.83%
2017		500	$27.66	to	$31.22	$14,540	1.15%	0.10%	to	1.50%	6.96%	to	8.44%
2016		570	$25.76	to	$28.79	$15,474	0.45%	0.10%	to	1.55%	20.43%	to	22.20%
Bond Fund of America[SM] - Class R-4													
2020		1,855	$11.33	to	$16.00	$25,934	1.91%	0.00%	to	1.50%	0.39%	to	10.73%
2019		1,162	$10.27	to	$14.45	$14,957	2.18%	0.00%	to	1.50%	6.40%	to	8.00%
2018		879	$11.40	to	$13.38	$10,636	2.26%	0.00%	to	1.50%	-1.64%	to	-0.07%
2017		857	$11.59	to	$13.39	$10,477	1.86%	0.00%	to	1.50%	1.67%	to	3.16%
2016		850	$11.40	to	$12.98	$10,133	1.73%	0.00%	to	1.50%	1.24%	to	2.77%
Calvert US Large-Cap Core Responsible Index Fund - Class A													
2020		1	$13.90			$16	0.00%	1.00%			24.55%		
2019	06/04/2019	1	$11.16			$8	(d)	1.00%			(d)		
2018		(d)	(d)			(d)	(d)	(d)			(d)		
2017		(d)	(d)			(d)	(d)	(d)			(d)		
2016		(d)	(d)			(d)	(d)	(d)			(d)		
Calvert VP SRI Balanced Portfolio													
2020		1,276	$21.12	to	$70.43	$59,393	1.45%	0.00%	to	1.50%	12.16%	to	30.57%
2019		1,319	$18.49	to	$61.56	$53,468	1.57%	0.00%	to	1.50%	22.56%	to	24.44%
2018		1,371	$14.99	to	$49.86	$45,323	1.81%	0.00%	to	1.50%	-4.12%	to	-2.66%
2017		1,449	$15.54	to	$51.61	$49,710	1.98%	0.00%	to	1.50%	10.34%	to	11.95%
2016		1,628	$14.00	to	$46.46	$49,756	1.83%	0.00%	to	1.50%	6.22%	to	7.88%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Capital Income Builder® - Class R-4													
2020		631	$11.82	to	$12.87	$7,663	3.57%	0.00%	to	1.50%	1.72%	to	16.87%
2019		505	$11.62	to	$12.46	$5,991	3.27%	0.00%	to	1.50%	15.62%	to	17.33%
2018		448	$10.05	to	$10.62	$4,575	3.48%	0.00%	to	1.50%	-8.47%	to	-7.09%
2017		390	$10.98	to	$11.43	$4,337	3.57%	0.00%	to	1.50%	12.38%	to	14.19%
2016		291	$9.77	to	$10.01	$2,866	3.91%	0.00%	to	1.50%	5.28%	to	6.53%
Capital World Growth & Income Fund[SM] - Class R-3													
2020		22	$27.95	to	$31.59	$670	1.07%	0.20%	to	1.25%	13.44%	to	25.34%
2019		24	$24.61	to	$27.52	$637	1.51%	0.20%	to	1.25%	23.42%	to	24.69%
2018		26	$19.94	to	$22.07	$557	1.79%	0.20%	to	1.25%	-11.69%	to	-10.76%
2017		27	$22.58	to	$25.16	$670	1.59%	0.00%	to	1.25%	22.72%	to	24.31%
2016		39	$18.40	to	$20.24	$770	2.06%	0.00%	to	1.25%	4.84%	to	6.14%
Cohen & Steers Real Estate Securities Fund, Inc. - Class A													
2020		135	$11.55	to	$13.01	$1,706	3.00%	0.10%	to	1.50%	-4.47%	to	14.79%
2019		104	$13.00	to	$13.14	$1,363	1.84%	0.80%	to	1.40%	29.59%	to	29.96%
2018	06/04/2018	5	$9.96	to	$10.08	$53	(c)	0.95%	to	1.25%		(c)	
2017		(c)	(c)			(c)	(c)	(c)				(c)	
2016		(c)	(c)			(c)	(c)	(c)				(c)	
Cohen & Steers Realty Shares, Inc.													
2020		440	$18.81	to	$21.74	$8,660	2.36%	0.00%	to	1.50%	-4.32%	to	4.02%
2019		536	$19.66	to	$22.39	$10,992	2.65%	0.00%	to	1.50%	30.89%	to	32.96%
2018		475	$15.02	to	$16.84	$7,400	3.67%	0.00%	to	1.50%	-5.59%	to	-4.21%
2017		551	$15.91	to	$17.58	$9,057	2.60%	0.00%	to	1.50%	5.50%	to	7.06%
2016		586	$15.08	to	$16.42	$9,073	3.02%	0.00%	to	1.50%	4.00%	to	5.59%
Columbia[SM] Acorn® Fund - Class A Shares													
2020		3	$35.42	to	$37.82	$94	0.00%	0.70%	to	1.30%	7.20%	to	28.43%
2019		2	$27.37	to	$29.19	$67	0.00%	0.80%	to	1.45%	24.41%	to	25.23%
2018		3	$22.00	to	$23.31	$58	0.00%	0.80%	to	1.45%	-6.62%	to	-6.01%
2017		3	$23.55	to	$24.80	$63	0.00%	0.80%	to	1.45%		23.94%	
2016		2	$19.46	to	$20.01	$43	0.00%	0.80%	to	1.20%	9.06%	to	9.17%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Columbia Select Mid Cap Value Fund - Class A Shares												
2020	284	$20.36	to	$24.92	$6,276	0.65%	0.00%	to	1.60%	1.39%	to	23.48%
2019	320	$19.42	to	$23.40	$6,711	0.84%	0.00%	to	1.60%	29.21%	to	31.31%
2018	448	$15.03	to	$17.82	$7,411	0.50%	0.00%	to	1.60%	-14.84%	to	-13.48%
2017	472	$17.65	to	$20.40	$9,051	0.93%	0.05%	to	1.60%	11.50%	to	13.05%
2016	513	$15.83	to	$18.02	$8,702	0.72%	0.10%	to	1.60%	12.19%	to	13.83%
Columbia Select Mid Cap Value Fund - Institutional Class												
2020	—		$23.26		$3	0.00%		0.80%			5.97%	
2019	—		$21.95		$2	0.00%		0.80%			30.50%	
2018	—		$16.82		$2	0.00%		0.80%			-13.92%	
2017	—		$19.54		$2	1.20%		0.80%			12.69%	
2016	—		$17.34		$2	0.98%		0.80%			13.33%	
CRM Mid Cap Value Fund - Investor Shares												
2020	2	$31.98	to	$35.72	$60	0.00%	0.60%	to	1.55%	8.85%	to	28.24%
2019	3	$29.38	to	$32.16	$110	0.00%	0.70%	to	1.55%	22.79%	to	23.69%
2018	11	$24.18	to	$26.00	$296	0.31%	0.70%	to	1.45%	-8.44%	to	-7.74%
2017	12	$26.41	to	$28.18	$351	1.24%	0.70%	to	1.45%	17.33%	to	18.25%
2016	13	$22.33	to	$23.83	$298	0.01%	0.70%	to	1.55%	14.22%	to	15.18%
Davis Financial Fund - Class Y												
2020	4	$14.41	to	$14.87	$63	1.44%	0.75%	to	1.25%	-7.44%	to	-5.82%
2019	5	$15.51	to	$17.26	$76	1.57%	0.30%	to	1.25%	24.98%	to	26.17%
2018	4	$12.40	to	$13.68	$51	1.98%	0.30%	to	1.25%	-12.61%	to	-11.80%
2017	3	$14.19	to	$15.51	$50	0.55%	0.30%	to	1.20%	18.24%	to	18.70%
2016	4	$12.06	to	$12.14	$50	1.55%	0.75%	to	1.05%	14.08%	to	14.42%
Delaware Small Cap Value Fund - Class A												
2020	164	$11.09	to	$18.18	$2,553	0.63%	0.00%	to	1.50%	-2.94%	to	53.44%
2019	174	$11.30	to	$18.45	$2,812	0.95%	0.00%	to	1.50%	25.87%	to	27.86%
2018	192	$13.26	to	$14.43	$2,656	0.60%	0.00%	to	1.50%	-18.80%	to	-17.59%
2017	238	$16.32	to	$17.51	$4,020	0.48%	0.00%	to	1.50%	10.04%	to	11.40%
2016	176	$14.84	to	$15.53	$2,668	0.72%	0.25%	to	1.50%	29.17%	to	30.72%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Delaware Smid Cap Growth Fund - Institutional Class													
2020		987		$34.74		$34,304	0.00%		0.00%			94.40%	
2019		941		$17.87		$16,822	0.00%		0.00%			35.58%	
2018		870		$13.18		$11,472	0.00%		0.00%			0.46%	
2017		714		$13.12		$9,364	0.00%		0.00%			35.40%	
2016		475		$9.69		$4,601	0.04%		0.00%			-4.06%	
DWS Small Cap Growth Fund - Class S													
2020		1	$17.45	to	$18.65	$24	0.00%	0.40%	to	1.40%	25.90%	to	27.22%
2019		1	$13.86	to	$14.66	$21	0.00%	0.40%	to	1.40%	19.48%	to	20.56%
2018		1	$11.60	to	$12.16	$16	0.00%	0.40%	to	1.40%	-14.45%	to	-13.51%
2017		2	$13.56	to	$14.06	$31	0.00%	0.40%	to	1.40%	19.37%	to	20.58%
2016		1	$11.36	to	$11.66	$15	0.00%	0.40%	to	1.40%	7.37%	to	8.36%
DWS Equity 500 Index Fund - Class S													
2020		25		$43.73		$1,085	1.47%		1.00%			16.83%	
2019		22		$37.43		$820	1.77%		1.00%			29.83%	
2018		22		$28.83		$646	1.74%		1.00%			-5.23%	
2017		24		$30.42		$737	1.83%		1.00%			20.19%	
2016		30		$25.31		$760	1.89%		1.00%			10.48%	
DFA Emerging Markets Core Equity Portfolio - Institutional Class													
2020		220		$14.18		$3,121	1.80%		0.00%			13.90%	
2019		212		$12.45		$2,645	2.62%		0.00%			16.03%	
2018		188		$10.73		$2,016	2.34%		0.00%			-15.24%	
2017		138		$12.66		$1,752	2.38%		0.00%			36.57%	
2016		78		$9.27		$723	2.23%		0.00%			12.36%	
DFA Inflation-Protected Securities Portfolio - Institutional Class													
2020		192		$12.65		$2,430	1.60%		0.00%			11.65%	
2019		116		$11.33		$1,318	1.94%		0.00%			8.42%	
2018		100		$10.45		$1,050	2.33%		0.00%			-1.23%	
2017		63		$10.58		$670	2.58%		0.00%			3.22%	
2016		51		$10.25		$525	2.54%		0.00%			4.70%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
DFA U.S. Targeted Value Portfolio - Institutional Class													
2020		1,512	$13.32			$20,147	1.56%	0.00%			3.74%		
2019		1,385	$12.84			$17,780	1.47%	0.00%			21.48%		
2018		1,237	$10.57			$13,073	1.11%	0.00%			-15.78%		
2017		1,075	$12.55			$13,492	1.25%	0.00%			9.61%		
2016		783	$11.45			$8,970	1.14%	0.00%			26.80%		
Dodge & Cox International Stock Fund													
2020		11	$15.51	to	$17.78	$178	1.73%	0.50%	to	1.75%	0.57%	to	34.99%
2019		10	$15.16	to	$17.50	$168	4.08%	0.50%	to	1.95%	20.41%	to	22.12%
2018		9	$12.59	to	$14.33	$126	2.86%	0.50%	to	1.95%	-19.60%	to	-18.39%
2017		9	$15.65	to	$17.56	$154	1.68%	0.50%	to	1.95%	21.58%	to	23.31%
2016		14	$12.88	to	$14.23	$191	1.57%	0.50%	to	1.95%	6.18%	to	7.72%
Dodge & Cox Stock Fund													
2020		5	$29.58	to	$32.45	$158	2.05%	1.00%	to	1.85%	1.30%	to	31.81%
2019		5	$28.12	to	$30.59	$135	1.37%	1.00%	to	1.85%	22.53%	to	23.60%
2018		7	$22.95	to	$24.75	$156	1.27%	1.00%	to	1.85%	-8.78%	to	-7.99%
2017		6	$25.16	to	$26.90	$159	1.63%	1.00%	to	1.85%	16.48%	to	17.11%
2016		13	$21.51	to	$23.77	$300	1.46%	0.50%	to	1.95%	18.97%	to	20.66%
Eaton Vance Large-Cap Value Fund - Class R Shares													
2020		—	$29.52			$1	0.00%	0.70%			1.30%		
2019		—	$29.14			$1	0.00%	0.70%			28.60%		
2018		—	$22.66	to	$23.78	$2	0.00%	0.20%	to	0.70%	-7.70%	to	-7.22%
2017		—	$24.55	to	$25.63	$2	1.00%	0.20%	to	0.70%	13.71%	to	14.27%
2016		—	$21.59	to	$22.43	$2	1.23%	0.20%	to	0.70%	8.49%	to	9.04%
EuroPacific Growth Fund® - Class R-3													
2020		95	$12.87	to	$37.17	$3,147	0.00%	0.00%	to	1.55%	22.48%	to	79.79%
2019		103	$10.45	to	$29.87	$2,757	0.70%	0.00%	to	1.55%	24.67%	to	26.57%
2018		149	$8.34	to	$23.60	$3,220	0.88%	0.00%	to	1.55%	-16.79%	to	-15.47%
2017		176	$22.50	to	$27.92	$4,540	0.56%	0.00%	to	1.55%	28.34%	to	30.35%
2016		258	$17.54	to	$21.42	$5,138	0.86%	0.00%	to	1.55%	-1.13%	to	0.37%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
EuroPacific Growth Fund® - Class R-4													
2020		11,735	$14.12	to	$38.69	$357,550	0.18%	0.00%	to	1.50%	22.06%	to	24.81%
2019		12,700	$11.35	to	$31.00	$313,071	1.11%	0.00%	to	1.50%	25.11%	to	27.01%
2018		13,659	$10.00	to	$24.42	$275,861	1.17%	0.00%	to	1.50%	-16.50%	to	-15.21%
2017		14,398	$11.88	to	$28.80	$348,913	0.95%	0.00%	to	1.50%	28.75%	to	30.77%
2016		14,233	$10.04	to	$22.03	$268,183	1.23%	0.00%	to	1.50%	-0.82%	to	0.69%
Federated Hermes International Leaders Fund - Institutional Shares													
2020		2	$14.78	to	$15.12	$24	0.00%	0.75%	to	1.25%	14.40%	to	15.76%
2019		1	$12.92	to	$13.16	$10	0.00%	0.75%	to	1.25%	25.56%	to	26.05%
2018		—	$10.33	to	$10.44	$2	0.00%	0.75%	to	1.15%		-21.27%	
2017	10/04/2017	—		$13.26		$—	(b)		0.75%			(b)	
2016		(b)		(b)		(b)	(b)		(b)			(b)	
Fidelity Advisor® New Insights Fund - Class I													
2020		74	$21.76	to	$42.70	$2,220	0.00%	0.15%	to	1.75%	18.83%	to	24.00%
2019		174	$17.63	to	$34.58	$3,580	0.40%	0.40%	to	1.85%	27.06%	to	28.89%
2018		149	$13.81	to	$26.83	$2,475	0.24%	0.40%	to	1.85%	-5.94%	to	-4.55%
2017		125	$14.61	to	$28.11	$2,322	0.32%	0.40%	to	1.85%	26.04%	to	27.83%
2016		93	$11.55	to	$21.99	$1,447	0.45%	0.40%	to	1.85%	4.70%	to	6.18%
Fidelity® VIP Contrafund® Portfolio - Initial Class													
2020		19,409	$14.84	to	$129.09	$1,504,973	0.24%	0.00%	to	1.95%	24.14%	to	30.58%
2019		21,587	$11.40	to	$98.92	$1,291,583	0.47%	0.00%	to	1.95%	29.04%	to	31.60%
2018		21,154	$17.00	to	$75.64	$1,099,134	0.73%	0.00%	to	1.95%	-8.19%	to	-6.37%
2017		24,071	$18.33	to	$80.79	$1,337,984	1.00%	0.00%	to	1.95%	19.53%	to	21.89%
2016		26,164	$15.17	to	$66.29	$1,197,401	0.78%	0.00%	to	1.95%	5.90%	to	8.02%
Fidelity® VIP Index 500 Portfolio - Initial Class													
2020		4,132	$84.13	to	$86.06	$348,862	1.61%	0.75%	to	1.20%	16.83%	to	17.36%
2019		4,417	$72.01	to	$73.33	$318,967	2.02%	0.75%	to	1.20%	29.77%	to	30.36%
2018		4,372	$55.49	to	$56.25	$243,084	2.00%	0.75%	to	1.20%	-5.63%	to	-5.21%
2017		4,314	$58.80	to	$59.34	$253,980	1.85%	0.75%	to	1.20%	20.27%	to	20.71%
2016		4,073	$48.89	to	$49.16	$199,247	1.49%	0.85%	to	1.20%	10.51%	to	10.92%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP Asset Manager Portfolio - Initial Class													
2020		404	$42.10	to	$42.45	$17,022	1.41%	0.95%	to	1.20%	13.51%	to	13.81%
2019		439	$37.09	to	$37.30	$16,286	1.81%	0.95%	to	1.20%	16.82%	to	17.11%
2018		456	$31.75	to	$31.85	$14,470	1.72%	0.95%	to	1.20%	-6.48%	to	-6.24%
2017		482	$33.95	to	$33.97	$16,375	1.73%	0.95%	to	1.20%	12.75%	to	12.82%
2016		652	$30.11	to	$30.27	$19,664	1.42%	0.85%	to	1.20%	1.83%	to	2.19%
Fidelity® VIP Equity-Income Portfolio - Initial Class													
2020		5,121	$11.98	to	$65.93	$241,153	1.61%	0.00%	to	1.95%	1.66%	to	25.07%
2019		5,579	$11.26	to	$62.51	$250,735	2.00%	0.00%	to	1.95%	24.96%	to	27.48%
2018		6,151	$14.53	to	$49.61	$220,603	2.25%	0.00%	to	1.95%	-10.09%	to	-8.29%
2017		7,027	$15.98	to	$54.73	$276,235	1.67%	0.00%	to	1.95%	10.73%	to	12.89%
2016		7,659	$14.29	to	$49.04	$269,002	2.22%	0.00%	to	1.95%	15.69%	to	18.06%
Fidelity® VIP Growth Portfolio - Initial Class													
2020		7,095	$36.21	to	$119.24	$529,088	0.07%	0.00%	to	1.75%	15.09%	to	43.90%
2019		7,366	$25.39	to	$83.83	$387,431	0.26%	0.00%	to	1.75%	31.97%	to	34.29%
2018		8,082	$19.08	to	$63.13	$319,689	0.26%	0.00%	to	1.75%	-1.88%	to	-0.16%
2017		8,634	$19.28	to	$63.97	$345,776	0.22%	0.00%	to	1.75%	32.78%	to	35.13%
2016		8,741	$14.40	to	$47.89	$262,156	0.04%	0.00%	to	1.75%	-0.99%	to	0.85%
Fidelity® VIP High Income Portfolio - Initial Class													
2020		464	$18.80	to	$19.57	$8,739	4.82%	0.95%	to	1.50%	1.19%	to	1.77%
2019		465	$18.52	to	$19.34	$8,611	5.31%	0.95%	to	1.50%	13.43%	to	14.01%
2018		475	$16.29	to	$17.05	$7,738	5.61%	0.95%	to	1.50%	-4.75%	to	-4.16%
2017		512	$17.04	to	$17.90	$8,724	4.74%	0.95%	to	1.50%	5.36%	to	5.70%
2016		699	$16.13	to	$16.99	$11,293	5.31%	0.85%	to	1.50%	12.89%	to	13.67%
Fidelity® VIP Overseas Portfolio - Initial Class													
2020		1,036	$13.69	to	$36.55	$27,873	0.38%	0.00%	to	1.50%	13.87%	to	15.61%
2019		1,228	$11.95	to	$31.74	$28,627	1.72%	0.00%	to	1.50%	25.88%	to	27.78%
2018		1,349	$9.44	to	$27.18	$25,131	1.57%	0.00%	to	1.50%	-16.09%	to	-14.77%
2017		1,508	$11.18	to	$31.90	$33,166	1.49%	0.00%	to	1.50%	28.35%	to	30.24%
2016		1,498	$8.66	to	$24.48	$25,749	1.37%	0.00%	to	1.50%	-6.49%	to	-5.00%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Franklin Mutual Global Discovery Fund - Class R													
2020		33	$16.11	to	$31.64	$944	2.25%	0.00%	to	1.55%	-6.31%	to	55.74%
2019		37	$17.07	to	$33.26	$1,099	1.49%	0.00%	to	1.55%	22.13%	to	24.06%
2018		54	$13.98	to	$26.81	$1,325	1.49%	0.00%	to	1.55%	-12.61%	to	-11.41%
2017		66	$15.65	to	$29.37	$1,799	2.01%	0.20%	to	1.55%	7.65%	to	9.06%
2016		66	$14.25	to	$26.92	$1,664	1.74%	0.20%	to	1.55%	10.56%	to	12.03%
Franklin Biotechnology Discovery Fund - Advisor Class													
2020		25	$15.54	to	$20.99	$462	0.00%	0.40%	to	1.40%	28.11%	to	29.68%
2019		22	$12.10	to	$16.24	$323	0.00%	0.40%	to	1.40%	33.26%	to	34.70%
2018		25	$9.08	to	$12.11	$274	0.00%	0.40%	to	1.40%	-16.70%	to	-15.88%
2017		24	$10.90	to	$14.45	$320	0.00%	0.40%	to	1.40%	17.46%	to	18.63%
2016		20	$9.28	to	$12.39	$232	1.29%	0.30%	to	1.40%	-18.09%	to	-17.25%
Franklin Natural Resources Fund - Advisor Class													
2020		5	$4.41	to	$4.62	$22	5.26%	0.55%	to	1.25%	-22.36%	to	-21.83%
2019		3	$5.63	to	$5.91	$16	0.00%	0.55%	to	1.40%	8.69%	to	9.65%
2018		2	$5.18	to	$5.39	$12	0.00%	0.55%	to	1.40%	-24.60%	to	-23.87%
2017		4	$6.87	to	$7.08	$30	1.43%	0.55%	to	1.40%	-0.87%	to	-0.28%
2016		5	$6.93	to	$7.13	$35	1.82%	0.30%	to	1.40%	33.01%	to	33.90%
Franklin Small-Mid Cap Growth Fund - Class A													
2020		5	$36.44	to	$56.15	$254	0.00%	0.30%	to	1.45%	12.43%	to	55.50%
2019		11	$30.07	to	$36.69	$362	0.00%	0.20%	to	1.45%	29.89%	to	31.55%
2018		11	$23.15	to	$27.89	$278	0.00%	0.20%	to	1.45%	-5.97%	to	-4.78%
2017		12	$24.62	to	$29.29	$335	0.00%	0.20%	to	1.45%	19.81%	to	21.28%
2016		12	$20.55	to	$24.15	$260	0.00%	0.20%	to	1.45%	2.80%	to	4.09%
Franklin Small Cap Value VIP Fund - Class 2													
2020		2,561	$12.19	to	$51.03	$105,930	1.27%	0.00%	to	1.75%	3.37%	to	40.83%
2019		2,774	$11.62	to	$48.51	$110,535	1.06%	0.00%	to	1.75%	24.16%	to	26.35%
2018		2,961	$17.44	to	$38.40	$95,726	0.93%	0.00%	to	1.75%	-14.42%	to	-12.87%
2017		3,371	$20.20	to	$44.07	$126,589	0.50%	0.00%	to	1.75%	8.77%	to	10.66%
2016		3,767	$18.42	to	$39.83	$128,525	0.77%	0.00%	to	1.75%	27.90%	to	30.21%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Goldman Sachs Growth Opportunities Fund - Investor Shares													
2020		4	$23.35	to	$25.37	$107	0.00%	0.15%	to	1.40%	32.41%	to	44.11%
2019		2	$16.37	to	$17.32	$40	0.00%	0.40%	to	1.40%	33.04%	to	34.16%
2018		1	$12.41	to	$12.91	$16	0.00%	0.40%	to	1.25%	-6.27%	to	-5.49%
2017		4	$13.17	to	$13.66	$54	0.00%	0.40%	to	1.40%	25.50%	to	26.60%
2016		1	$10.55	to	$10.79	$14	0.00%	0.40%	to	1.25%	0.09%	to	1.03%
Growth Fund of America® - Class R-3													
2020		218	$37.57	to	$55.57	$10,019	0.00%	0.00%	to	1.55%	32.90%	to	41.49%
2019		245	$27.62	to	$40.45	$8,205	0.32%	0.00%	to	1.55%	25.74%	to	27.72%
2018		364	$21.85	to	$31.67	$9,942	0.18%	0.00%	to	1.55%	-4.74%	to	-3.27%
2017		418	$22.81	to	$32.74	$11,915	0.14%	0.00%	to	1.55%	23.78%	to	25.73%
2016		523	$18.33	to	$26.04	$12,049	0.22%	0.00%	to	1.55%	6.44%	to	8.09%
Growth Fund of America® - Class R-4													
2020		12,032	$19.45	to	$58.34	$586,093	0.23%	0.00%	to	1.50%	32.42%	to	37.83%
2019		13,038	$14.22	to	$42.34	$466,449	0.69%	0.00%	to	1.50%	26.21%	to	28.11%
2018		14,283	$11.19	to	$33.05	$402,267	0.53%	0.00%	to	1.50%	-4.43%	to	-2.96%
2017		15,034	$11.61	to	$34.06	$445,366	0.47%	0.00%	to	1.50%	24.22%	to	26.10%
2016		15,504	$15.94	to	$27.01	$368,594	0.55%	0.00%	to	1.50%	6.84%	to	8.43%
The Hartford Capital Appreciation Fund - Class R4													
2020		—		$31.94		$—	0.00%		0.65%			19.98%	
2019		—		$26.62		$—	0.00%		0.65%			29.54%	
2018		—		$20.55		$—	0.00%		0.65%			-5.52%	
2017		—		$21.75		$—	0.48%		0.65%			20.43%	
2016		—		$18.06		$—	0.19%		0.65%			3.44%	
The Hartford Dividend And Growth Fund - Class R4													
2020		—		$30.16		$4	0.00%		0.65%			6.91%	
2019		—		$28.21		$9	0.00%		0.65%			26.90%	
2018		—		$22.23		$7	0.00%		0.65%			-6.16%	
2017		—		$23.69		$7	1.35%		0.65%			16.99%	
2016		—		$20.25		$6	1.42%		0.65%			13.51%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
The Hartford International Opportunities Fund - Class R4													
2020		157	$14.80	to	$15.65	$2,386	0.40%	0.30%	to	1.50%	18.49%	to	24.82%
2019		130	$12.49	to	$13.05	$1,656	1.21%	0.30%	to	1.50%	23.79%	to	25.24%
2018		145	$10.09	to	$10.42	$1,479	1.34%	0.25%	to	1.50%	-20.17%	to	-19.11%
2017		106	$12.64	to	$12.87	$1,350	2.17%	0.25%	to	1.50%	22.36%	to	23.82%
2016	01/06/2016	15	$10.33	to	$10.39	$157	(a)	0.40%	to	1.50%		(a)	
Income Fund of America® - Class R-3													
2020		28	$22.88	to	$28.75	$748	2.79%	0.20%	to	1.55%	3.06%	to	17.14%
2019		33	$22.20	to	$27.52	$830	2.99%	0.20%	to	1.55%	16.66%	to	18.21%
2018		42	$19.03	to	$23.98	$907	2.89%	0.00%	to	1.55%	-6.94%	to	-5.63%
2017		56	$20.45	to	$24.67	$1,305	2.58%	0.20%	to	1.55%	11.20%	to	12.70%
2016		61	$18.39	to	$21.89	$1,273	2.47%	0.20%	to	1.55%	8.50%	to	9.94%
Ivy Science and Technology Fund - Class Y													
2020		1,298	$25.09	to	$27.44	$33,598	0.00%	0.15%	to	1.50%	28.16%	to	74.59%
2019		1,133	$18.72	to	$20.37	$21,764	0.00%	0.00%	to	1.50%	47.98%	to	49.81%
2018		941	$12.65	to	$13.51	$12,191	0.00%	0.05%	to	1.50%	-6.50%	to	-5.13%
2017		719	$13.53	to	$14.24	$9,902	0.00%	0.05%	to	1.50%	30.85%	to	32.46%
2016		291	$10.34	to	$10.73	$3,046	0.00%	0.10%	to	1.50%	0.19%	to	1.61%
Janus Henderson Balanced Portfolio - Institutional Shares													
2020		2	$55.56	to	$83.07	$177	2.40%	0.50%	to	1.40%	12.72%	to	13.74%
2019		2	$48.94	to	$73.58	$157	1.97%	0.50%	to	1.40%	20.90%	to	21.96%
2018		2	$40.21	to	$60.78	$147	2.01%	0.50%	to	1.40%	-0.74%	to	0.18%
2017		3	$40.21	to	$61.13	$151	1.63%	0.50%	to	1.40%	16.80%	to	17.86%
2016		3	$34.19	to	$52.26	$127	2.10%	0.50%	to	1.40%	3.16%	to	4.07%
Janus Henderson Enterprise Portfolio - Institutional Shares													
2020		3	$75.02	to	$114.97	$356	0.00%	0.50%	to	1.25%	17.99%	to	18.88%
2019		4	$63.24	to	$97.44	$344	0.33%	0.50%	to	1.25%	33.79%	to	34.81%
2018		4	$47.00	to	$72.83	$263	0.35%	0.50%	to	1.25%	-1.66%	to	-0.92%
2017		4	$47.53	to	$74.05	$301	0.63%	0.50%	to	1.25%	25.85%	to	26.79%
2016		4	$37.56	to	$58.85	$238	0.72%	0.45%	to	1.25%	10.97%	to	11.85%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Janus Henderson Flexible Bond Portfolio - Institutional Shares												
2020	—	$28.91	to	$38.11	$14	0.00%	0.80%	to	1.25%	9.10%	to	9.59%
2019	—	$26.38	to	$34.93	$13	0.00%	0.80%	to	1.25%	8.21%	to	8.69%
2018	—	$24.27	to	$32.28	$13	0.00%	0.50%	to	1.25%	-2.24%	to	-1.53%
2017	1	$24.71	to	$33.01	$16	2.95%	0.50%	to	1.25%	2.36%	to	3.11%
2016	—	$24.04	to	$32.26	$14	1.59%	0.50%	to	1.25%	1.19%	to	1.97%
Janus Henderson Global Research Portfolio - Institutional Shares												
2020	2	$28.85	to	$53.25	$78	1.23%	0.50%	to	1.25%	18.57%	to	19.46%
2019	2	$24.20	to	$44.91	$84	1.33%	0.50%	to	1.25%	27.44%	to	28.43%
2018	2	$18.89	to	$35.24	$66	1.44%	0.50%	to	1.25%	-8.04%	to	-7.34%
2017	2	$20.42	to	$38.32	$73	0.84%	0.50%	to	1.25%	25.43%	to	26.41%
2016	2	$16.19	to	$30.54	$58	0.94%	0.45%	to	1.25%	0.79%	to	1.62%
Janus Henderson Research Portfolio - Institutional Shares												
2020	1	$32.69	to	$72.69	$83	0.00%	0.50%	to	1.25%	31.30%	to	32.30%
2019	1	$24.81	to	$55.36	$64	0.00%	0.50%	to	1.25%	33.85%	to	34.81%
2018	2	$18.47	to	$41.36	$66	0.00%	0.50%	to	1.25%	-3.79%	to	-3.06%
2017	2	$19.13	to	$42.99	$68	0.41%	0.50%	to	1.25%	26.29%	to	27.25%
2016	2	$15.09	to	$34.04	$52	0.41%	0.50%	to	1.25%		-0.76%	
JPMorgan Equity Income Fund - Class I Shares												
2020	660	$13.68	to	$18.11	$9,304	1.96%	0.15%	to	1.40%	1.74%	to	3.28%
2019	228	$13.33	to	$17.36	$3,454	1.78%	0.30%	to	1.40%	24.50%	to	25.98%
2018	116	$10.65	to	$13.78	$1,490	2.23%	0.30%	to	1.40%	-5.76%	to	-4.77%
2017	92	$11.26	to	$14.47	$1,259	1.72%	0.30%	to	1.40%	15.93%	to	17.17%
2016	60	$11.99	to	$12.35	$724	2.03%	0.30%	to	1.40%	13.30%	to	14.56%
JPMorgan Government Bond Fund - Class I Shares												
2020	571	$11.21	to	$11.52	$6,559	1.81%	0.75%	to	0.95%	5.85%	to	6.08%
2019	302	$10.59	to	$10.86	$3,274	2.31%	0.75%	to	0.95%	5.58%	to	5.85%
2018	127	$10.03	to	$10.26	$1,305	1.74%	0.75%	to	0.95%	-0.10%	to	0.10%
2017	64	$10.04	to	$10.25	$653	2.90%	0.75%	to	0.95%		1.49%	
2016	93		$10.10		$942	2.88%		0.85%			0.60%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Lazard International Equity Portfolio - Open Shares													
2020		91	$12.55	to	$13.28	$1,173	0.83%	0.30%	to	1.50%	6.81%	to	32.51%
2019		82	$11.75	to	$12.19	$986	1.97%	0.50%	to	1.50%	19.05%	to	20.34%
2018		73	$9.87	to	$10.13	$736	2.08%	0.50%	to	1.50%	-14.98%	to	-14.30%
2017		77	$11.55	to	$11.86	$902	1.56%	0.30%	to	1.25%	21.04%	to	22.14%
2016	05/25/2016	29	$9.65	to	$9.77	$278	(a)	0.30%	to	1.25%		(a)	
ClearBridge Aggressive Growth Fund - Class I													
2020		28	$16.26	to	$17.49	$464	0.46%	0.30%	to	1.40%	14.44%	to	37.22%
2019		28	$13.87	to	$14.64	$400	0.48%	0.30%	to	1.25%	22.96%	to	24.17%
2018		37	$11.28	to	$11.90	$429	0.39%	0.05%	to	1.25%	-8.81%	to	-7.75%
2017		48	$12.37	to	$12.90	$601	0.52%	0.05%	to	1.25%	13.28%	to	14.29%
2016		40	$10.92	to	$11.26	$440	0.60%	0.10%	to	1.25%	4.70%	to	5.93%
LKCM Aquinas Catholic Equity Fund													
2020		3		$17.81		$54	0.00%		1.25%			22.74%	
2019		3		$14.51		$39	0.00%		1.25%			29.55%	
2018		2		$11.20		$26	0.00%		1.25%			-9.16%	
2017		46	$12.33	to	$12.39	$569	0.28%	0.90%	to	1.25%	19.36%	to	19.71%
2016	07/29/2016	42	$10.33	to	$10.35	$433	(a)	0.90%	to	1.25%		(a)	
Loomis Sayles Small Cap Value Fund - Retail Class													
2020		424	$21.94	to	$25.70	$9,957	0.21%	0.25%	to	1.50%	0.41%	to	19.93%
2019		478	$21.85	to	$25.13	$11,127	0.14%	0.30%	to	1.50%	22.96%	to	24.41%
2018		535	$17.77	to	$20.31	$10,075	0.00%	0.25%	to	1.50%	-18.04%	to	-16.97%
2017		648	$21.68	to	$25.05	$14,804	0.00%	0.00%	to	1.50%	8.13%	to	9.77%
2016		727	$20.04	to	$22.82	$15,278	0.15%	0.00%	to	1.50%	24.24%	to	26.15%
Loomis Sayles Limited Term Government and Agency Fund - Class Y													
2020		109	$10.34	to	$10.43	$1,129	1.63%	0.95%	to	1.20%	2.17%	to	2.46%
2019		46	$10.12	to	$10.18	$465	2.50%	0.95%	to	1.20%	2.22%	to	2.52%
2018		42	$9.90	to	$9.93	$415	2.37%	0.95%	to	1.20%	0.20%	to	0.40%
2017		43	$9.88	to	$9.89	$429	1.63%	0.95%	to	1.20%		0.10%	
2016		118	$9.89	to	$9.98	$1,170	2.03%	0.85%	to	1.20%	-0.30%	to	0.10%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Lord Abbett Developing Growth Fund - Class A													
2020		3	$60.05	to	$69.57	$229	0.00%	0.20%	to	1.55%	19.58%	to	72.25%
2019		3	$35.34	to	$40.39	$118	0.00%	0.20%	to	1.55%	29.88%	to	31.65%
2018		4	$27.21	to	$30.68	$108	0.00%	0.20%	to	1.55%	3.46%	to	4.85%
2017		4	$26.30	to	$29.26	$115	0.00%	0.20%	to	1.55%	27.91%	to	29.66%
2016		9	$20.56	to	$22.56	$195	0.00%	0.20%	to	1.55%	-4.19%	to	-2.93%
Lord Abbett Core Fixed Income Fund - Class A													
2020		2	$11.99	to	$12.58	$27	0.00%	1.30%	to	1.75%	-0.25%	to	2.86%
2019		2	$11.64	to	$11.70	$20	5.26%	1.40%	to	1.45%		6.30%	
2018		2	$10.95	to	$11.19	$18	4.76%	1.20%	to	1.45%	-1.88%	to	-1.67%
2017		2	$11.16	to	$11.38	$24	2.37%	1.20%	to	1.45%	1.73%	to	2.06%
2016		2	$10.97	to	$11.15	$24	2.90%	1.20%	to	1.45%	1.29%	to	1.37%
Lord Abbett Short Duration Income Fund - Class R4													
2020		787	$10.65	to	$11.27	$8,592	2.75%	0.30%	to	1.50%	1.33%	to	5.42%
2019		669	$10.51	to	$10.98	$7,163	3.60%	0.30%	to	1.50%	3.85%	to	5.07%
2018		579	$10.12	to	$10.46	$5,944	3.87%	0.25%	to	1.50%	-0.39%	to	0.87%
2017		387	$10.16	to	$10.37	$3,967	3.76%	0.25%	to	1.50%	0.99%	to	2.27%
2016	05/09/2016	256	$10.06	to	$10.14	$2,586	(a)	0.25%	to	1.50%		(a)	
Lord Abbett Mid Cap Stock Fund - Class A													
2020		17	$21.99	to	$29.68	$491	0.83%	0.35%	to	1.75%	0.96%	to	2.39%
2019		35	$21.78	to	$29.18	$950	0.92%	0.20%	to	1.75%	20.80%	to	22.67%
2018		35	$18.03	to	$23.98	$790	0.92%	0.20%	to	1.75%	-16.06%	to	-14.71%
2017		36	$21.47	to	$28.34	$936	0.90%	0.20%	to	1.75%	5.19%	to	6.82%
2016		36	$20.42	to	$26.75	$898	0.61%	0.20%	to	1.75%	14.70%	to	16.38%
Lord Abbett Small Cap Value Fund - Class A													
2020		8	$29.35	to	$35.65	$255	1.00%	0.45%	to	1.60%	-3.04%	to	23.91%
2019		10	$30.27	to	$35.49	$348	0.17%	0.60%	to	1.60%	18.33%	to	19.54%
2018		29	$25.58	to	$29.91	$820	0.00%	0.55%	to	1.60%	-13.29%	to	-12.36%
2017		30	$29.49	to	$34.13	$981	0.00%	0.55%	to	1.60%	4.65%	to	5.73%
2016		40	$28.19	to	$32.28	$1,242	0.00%	0.55%	to	1.60%	18.54%	to	19.82%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Lord Abbett Fundamental Equity Fund - Class A													
2020		5	$25.06	to	$26.04	$136	1.52%	0.70%	to	1.05%	1.28%	to	1.61%
2019		5	$24.68	to	$25.29	$128	1.20%	0.80%	to	1.05%	21.52%	to	21.76%
2018		10	$20.31	to	$20.77	$204	1.49%	0.80%	to	1.05%	-9.37%	to	-9.18%
2017		9	$21.64	to	$22.87	$200	1.18%	0.80%	to	1.50%	11.82%	to	12.05%
2016		11	$19.38	to	$20.69	$213	1.19%	0.60%	to	1.55%	14.00%	to	15.07%
Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC													
2020		2,459	$11.24	to	$31.83	$61,685	0.93%	0.10%	to	1.50%	0.94%	to	2.39%
2019		2,744	$11.00	to	$31.35	$68,398	0.93%	0.10%	to	1.50%	20.84%	to	22.53%
2018		2,851	$13.50	to	$25.86	$61,697	0.68%	0.10%	to	1.50%	-16.31%	to	-15.13%
2017		3,241	$16.03	to	$30.66	$83,700	0.56%	0.10%	to	1.50%	5.25%	to	6.73%
2016		3,962	$15.14	to	$29.03	$96,369	0.49%	0.10%	to	1.50%	14.66%	to	16.30%
MainStay CBRE Real Estate Fund - Class A													
2020	02/24/2020	60	$10.49	to	$10.62	$631	(e)	0.20%	to	1.55%		(e)	
2019		(e)		(e)		(e)	(e)		(e)			(e)	
2018		(e)		(e)		(e)	(e)		(e)			(e)	
2017		(e)		(e)		(e)	(e)		(e)			(e)	
2016		(e)		(e)		(e)	(e)		(e)			(e)	
Massachusetts Investors Growth Stock Fund - Class A													
2020		3	$41.44	to	$47.85	$142	0.00%	0.75%	to	1.60%	8.92%	to	21.51%
2019		3	$34.40	to	$39.38	$104	0.00%	0.75%	to	1.60%	37.71%	to	38.86%
2018		3	$24.98	to	$28.36	$77	1.33%	0.75%	to	1.60%	-0.83%	to	0.04%
2017		3	$25.19	to	$28.35	$73	0.72%	0.75%	to	1.60%	26.65%	to	27.70%
2016		4	$19.89	to	$22.48	$97	0.67%	0.65%	to	1.60%	4.46%	to	5.44%
Metropolitan West Total Return Bond Fund - Class I Shares													
2020		2,588	$12.49			$32,327	1.74%	0.00%			9.08%		
2019		2,238	$11.45			$25,623	2.80%	0.00%			9.15%		
2018		1,935	$10.49			$20,298	2.72%	0.00%			0.10%		
2017		1,580	$10.48			$16,550	2.15%	0.00%			3.46%		
2016		1,041	$10.13			$10,546	1.90%	0.00%			2.53%		

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Metropolitan West Total Return Bond Fund - Class M Shares												
2020	2,293	$11.19	to	$12.94	$27,357	1.51%	0.00%	to	1.50%	5.78%	to	8.83%
2019	2,250	$10.32	to	$11.89	$24,877	2.58%	0.00%	to	1.50%	7.28%	to	8.88%
2018	2,025	$10.03	to	$10.92	$21,058	2.50%	0.00%	to	1.50%		-1.57%	
2017	2,014	$10.19	to	$10.92	$21,142	1.88%	0.00%	to	1.50%	1.59%	to	3.02%
2016	1,738	$10.03	to	$10.60	$17,807	1.64%	0.00%	to	1.50%	0.80%	to	2.32%
MFS® International Intrinsic Value Fund - Class R3												
2020	38	$17.24	to	$18.73	$674	0.33%	0.15%	to	1.40%	17.87%	to	29.12%
2019	77	$14.55	to	$15.48	$1,134	1.01%	0.30%	to	1.40%	23.83%	to	25.14%
2018	54	$11.75	to	$12.37	$647	1.26%	0.30%	to	1.40%	-10.51%	to	-9.51%
2017	47	$13.13	to	$13.67	$621	1.92%	0.30%	to	1.40%	25.05%	to	25.59%
2016	28	$10.50	to	$10.65	$294	2.32%	0.85%	to	1.40%	2.54%	to	3.00%
MFS® New Discovery Fund - Class R3												
2020	22	$26.24	to	$28.23	$573	0.00%	0.15%	to	1.25%	39.09%	to	43.54%
2019	16	$18.22	to	$19.00	$297	0.00%	0.65%	to	1.40%	38.77%	to	39.69%
2018	9	$13.13	to	$13.53	$116	0.00%	0.75%	to	1.40%	-2.96%	to	-2.55%
2017	8	$13.53	to	$13.83	$107	0.00%	0.80%	to	1.40%	24.43%	to	24.82%
2016	5	$10.93	to	$11.02	$50	0.00%	0.95%	to	1.25%	7.26%	to	7.62%
Neuberger Berman Genesis Fund - Trust Class Shares												
2020	19	$31.71	to	$34.64	$639	0.00%	0.85%	to	1.70%	22.62%	to	31.01%
2019	18	$25.86	to	$27.75	$511	0.00%	0.95%	to	1.70%	27.14%	to	28.12%
2018	17	$20.34	to	$21.66	$373	0.00%	0.95%	to	1.70%	-8.30%	to	-7.63%
2017	13	$22.18	to	$24.51	$315	0.08%	0.35%	to	1.70%	13.57%	to	15.07%
2016	31	$19.53	to	$21.30	$640	0.06%	0.35%	to	1.70%	16.04%	to	17.68%
Neuberger Berman Sustainable Equity Fund - Institutional Class Shares												
2020	282		$18.96		$5,342	0.88%		0.00%			19.62%	
2019	236		$15.85		$3,744	0.84%		0.00%			26.09%	
2018	212		$12.57		$2,662	0.78%		0.00%			-5.63%	
2017	184		$13.32		$2,449	0.99%		0.00%			18.72%	
2016	121		$11.22		$1,355	1.25%		0.00%			10.32%	

281

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Neuberger Berman Sustainable Equity Fund - Trust Class Shares													
2020		546	$26.51	to	$32.42	$15,890	0.41%	0.25%	to	1.60%	17.33%	to	73.75%
2019		577	$22.41	to	$27.26	$14,208	0.49%	0.25%	to	1.60%	23.59%	to	25.28%
2018		617	$17.97	to	$21.79	$12,231	0.26%	0.25%	to	1.60%	-7.48%	to	-6.17%
2017		654	$19.04	to	$23.23	$13,921	0.45%	0.00%	to	1.60%	16.55%	to	18.40%
2016		677	$16.23	to	$19.67	$12,306	1.11%	0.00%	to	1.60%	8.16%	to	9.89%
New Perspective Fund® - Class R-3													
2020		32	$42.26	to	$50.47	$1,548	0.00%	0.20%	to	1.25%	29.75%	to	32.68%
2019		34	$32.19	to	$39.27	$1,226	0.54%	0.00%	to	1.25%	27.99%	to	29.60%
2018		61	$25.15	to	$30.30	$1,712	0.64%	0.00%	to	1.25%	-7.33%	to	-6.16%
2017		67	$27.14	to	$32.29	$2,010	0.12%	0.00%	to	1.25%	26.88%	to	28.44%
2016		73	$21.39	to	$25.14	$1,718	0.43%	0.00%	to	1.25%	0.23%	to	1.49%
New Perspective Fund® - Class R-4													
2020		7,790	$18.65	to	$55.88	$328,125	0.12%	0.00%	to	1.50%	25.29%	to	33.33%
2019		7,215	$14.10	to	$41.91	$239,015	1.10%	0.00%	to	1.50%	28.11%	to	30.03%
2018		6,920	$10.92	to	$32.23	$177,548	1.02%	0.00%	to	1.50%	-7.31%	to	-5.90%
2017		6,826	$11.69	to	$34.25	$189,193	0.46%	0.00%	to	1.50%	26.88%	to	28.87%
2016		5,720	$13.83	to	$26.59	$135,484	0.81%	0.00%	to	1.50%	0.32%	to	1.84%
New World Fund® - Class R-4													
2020		41	$15.74	to	$17.28	$657	0.14%	0.00%	to	1.40%	21.26%	to	24.86%
2019		59	$12.78	to	$13.84	$770	0.86%	0.00%	to	1.40%	25.79%	to	27.56%
2018		103	$10.16	to	$10.85	$1,095	1.13%	0.00%	to	1.40%	-13.53%	to	-12.34%
2017		86	$11.75	to	$12.32	$1,038	1.51%	0.05%	to	1.40%	30.78%	to	31.88%
2016		35	$8.98	to	$9.30	$324	1.37%	0.10%	to	1.40%	2.39%	to	3.79%
Nuveen Global Infrastructure Fund - Class I													
2020		136	$13.67	to	$13.85	$1,863	1.10%	0.95%	to	1.20%	-3.66%	to	-3.43%
2019		163	$14.19	to	$14.36	$2,309	2.55%	0.95%	to	1.20%	28.07%	to	28.44%
2018		159	$11.08	to	$11.18	$1,766	2.47%	0.95%	to	1.20%	-8.73%	to	-8.56%
2017		175	$12.14	to	$12.23	$2,125	2.67%	0.95%	to	1.20%	18.21%	to	18.39%
2016		179	$10.27	to	$10.33	$1,841	4.47%	1.00%	to	1.20%	6.54%	to	6.83%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Parnassus Core Equity Fund[SM] - Investor Shares												
2020	1,719	$17.09	to	$51.27	$47,420	0.61%	0.00%	to	1.40%	19.51%	to	21.62%
2019	1,695	$14.24	to	$42.30	$39,661	0.76%	0.00%	to	1.40%	28.87%	to	30.68%
2018	1,677	$11.00	to	$32.37	$32,021	1.07%	0.00%	to	1.40%	-1.58%	to	-0.25%
2017	1,606	$11.12	to	$32.19	$31,131	1.35%	0.05%	to	1.40%	14.93%	to	16.23%
2016	1,499	$16.31	to	$27.64	$25,372	1.04%	0.10%	to	1.40%	8.88%	to	10.30%
Pax Sustainable Allocation Fund - Investor Class												
2020	1,864	$18.55	to	$29.52	$44,694	1.02%	0.00%	to	1.50%	10.07%	to	16.22%
2019	1,934	$16.10	to	$25.40	$40,352	1.59%	0.00%	to	1.50%	19.06%	to	20.84%
2018	2,064	$13.44	to	$21.02	$35,911	2.09%	0.00%	to	1.50%	-5.51%	to	-4.06%
2017	2,193	$14.14	to	$21.91	$40,220	0.60%	0.00%	to	1.50%	11.49%	to	13.17%
2016	2,325	$12.61	to	$19.36	$38,128	1.27%	0.00%	to	1.50%	4.20%	to	5.79%
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class												
2020	301	$5.65	to	$6.12	$1,752	1.39%	0.30%	to	1.50%	-0.88%	to	0.33%
2019	265	$5.70	to	$10.25	$1,561	3.97%	0.30%	to	1.50%	10.47%	to	11.60%
2018	257	$5.16	to	$9.22	$1,362	5.64%	0.25%	to	1.50%	-15.50%	to	-14.40%
2017	226	$6.10	to	$10.82	$1,406	7.39%	0.25%	to	1.50%	0.99%	to	2.24%
2016	257	$6.04	to	$6.25	$1,570	0.97%	0.25%	to	1.50%	12.69%	to	14.05%
PIMCO VIT Real Return Portfolio - Administrative Class												
2020	4,408	$11.46	to	$21.02	$79,381	1.45%	0.00%	to	1.80%	2.40%	to	11.75%
2019	4,351	$10.38	to	$18.81	$71,157	1.67%	0.00%	to	1.60%	6.72%	to	8.41%
2018	4,614	$9.69	to	$17.35	$70,080	2.46%	0.00%	to	1.60%	-3.75%	to	-2.17%
2017	5,193	$10.03	to	$17.74	$81,690	2.31%	0.00%	to	1.60%	2.02%	to	3.65%
2016	6,498	$9.79	to	$17.12	$98,105	2.28%	0.00%	to	1.60%	3.49%	to	5.22%
Pioneer Equity Income Fund - Class Y Shares												
2020	215	$12.46	to	$21.61	$4,510	1.63%	0.75%	to	0.95%	-0.80%	to	-0.69%
2019	523	$12.56	to	$21.76	$11,198	2.06%	0.75%	to	0.95%	24.48%	to	24.84%
2018	689	$10.09	to	$17.43	$11,896	2.51%	0.75%	to	0.95%	-9.51%	to	-9.36%
2017	795	$11.15	to	$19.23	$15,188	1.68%	0.75%	to	0.95%		14.26%	
2016	848		$16.83		$14,268	2.10%		0.85%			18.44%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Pioneer High Yield Fund - Class A Shares													
2020		19	$19.16	to	$23.87	$423	4.16%	0.45%	to	1.75%	1.27%	to	13.09%
2019		35	$18.92	to	$24.21	$780	5.06%	0.20%	to	1.75%	12.15%	to	13.88%
2018		37	$16.87	to	$21.26	$722	5.26%	0.20%	to	1.75%	-4.85%	to	-3.32%
2017		39	$17.73	to	$21.99	$799	5.56%	0.20%	to	1.75%	5.66%	to	7.27%
2016		62	$16.78	to	$20.50	$1,175	4.98%	0.20%	to	1.75%	12.17%	to	13.89%
Pioneer Strategic Income Fund - Class A Shares													
2020		53	$14.16	to	$16.32	$838	3.68%	0.45%	to	1.75%	1.79%	to	6.95%
2019		46	$13.55	to	$15.64	$683	2.89%	0.20%	to	1.65%	8.40%	to	9.91%
2018		41	$12.50	to	$14.23	$562	3.25%	0.20%	to	1.65%	-3.55%	to	-2.06%
2017		34	$12.86	to	$14.53	$483	2.82%	0.20%	to	1.75%	3.38%	to	4.99%
2016		74	$12.44	to	$13.84	$992	3.08%	0.20%	to	1.75%	5.83%	to	7.37%
Pioneer Equity Income VCT Portfolio - Class I													
2020		—		$31.98		$5	0.00%		1.05%			-1.11%	
2019		—		$32.34		$5	0.00%		1.05%			24.24%	
2018		—		$26.03		$—	0.00%		1.05%			-9.52%	
2017		—		$28.77		$—	1.70%		1.05%			14.26%	
2016		—		$25.18		$—	5.57%		1.05%			18.55%	
Pioneer High Yield VCT Portfolio - Class I													
2020		654	$18.44	to	$25.83	$14,436	5.16%	0.10%	to	1.50%	0.94%	to	2.38%
2019		702	$18.15	to	$25.23	$15,331	4.93%	0.10%	to	1.50%	12.74%	to	14.37%
2018		770	$16.00	to	$22.06	$14,827	4.71%	0.10%	to	1.50%	-4.72%	to	-3.42%
2017		991	$16.70	to	$22.84	$20,189	4.55%	0.10%	to	1.50%	5.60%	to	7.13%
2016		1,026	$15.71	to	$21.32	$19,606	4.78%	0.00%	to	1.50%	12.48%	to	14.20%
PGIM Jennison Utility Fund - Class Z													
2020		10	$14.62	to	$16.07	$157	1.80%	0.15%	to	1.25%	0.58%	to	4.14%
2019		12	$13.84	to	$15.46	$176	1.97%	0.55%	to	1.40%	25.48%	to	26.37%
2018		11	$11.03	to	$12.24	$128	2.58%	0.75%	to	1.40%	0.27%	to	0.89%
2017		9	$11.00	to	$12.14	$105	2.14%	0.70%	to	1.40%	12.75%	to	13.25%
2016		8	$9.84	to	$10.72	$79	2.31%	0.80%	to	1.25%	14.49%	to	14.90%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Columbia Large Cap Value Fund - Advisor Class													
2020		819	$12.31	to	$21.21	$10,251	1.67%	0.00%	to	1.50%	4.06%	to	15.37%
2019		933	$11.83	to	$21.20	$11,159	1.78%	0.00%	to	1.50%	28.31%	to	30.16%
2018		898	$9.22	to	$16.44	$8,331	3.79%	0.00%	to	1.50%	-11.34%	to	-11.23%
2017		—	$18.25	to	$18.52	$5	1.81%	0.35%	to	0.50%	16.24%	to	16.48%
2016		7	$15.70	to	$15.90	$112	1.65%	0.35%	to	0.50%		14.47%	
Royce Total Return Fund - Service Class													
2020		1		$11.01		$10	0.00%		0.85%			2.99%	
2019		1		$10.68		$6	0.00%		1.10%			21.78%	
2018		—		$8.77		$3	0.00%		1.10%			-12.21%	
2017		—		$23.02		$3	0.36%		1.20%			11.91%	
2016		—		$20.56		$2	0.00%		1.20%			0.00%	
Ave Maria Rising Dividend Fund													
2020		333	$14.74	to	$15.78	$5,036	1.08%	0.30%	to	1.50%	4.84%	to	6.12%
2019		426	$14.06	to	$14.87	$6,122	1.23%	0.30%	to	1.50%	25.76%	to	27.20%
2018		430	$11.18	to	$11.71	$4,894	1.40%	0.25%	to	1.50%	-6.29%	to	-5.03%
2017		387	$11.93	to	$12.33	$4,677	1.18%	0.25%	to	1.50%	15.15%	to	16.54%
2016		389	$10.36	to	$10.58	$4,066	1.82%	0.25%	to	1.50%	13.60%	to	15.02%
SMALLCAP World Fund® - Class R-4													
2020		1,447	$18.31	to	$32.46	$37,661	0.00%	0.00%	to	1.50%	33.26%	to	37.48%
2019		1,401	$13.44	to	$23.61	$27,352	0.00%	0.00%	to	1.50%	28.85%	to	30.80%
2018		1,366	$10.38	to	$18.05	$20,382	0.00%	0.00%	to	1.50%	-11.04%	to	-9.70%
2017		1,385	$11.60	to	$19.99	$23,121	0.37%	0.00%	to	1.50%	25.00%	to	26.84%
2016		1,050	$13.84	to	$15.76	$15,154	0.00%	0.00%	to	1.50%	4.14%	to	5.77%
T. Rowe Price Large-Cap Growth Fund - I Class													
2020		2,150		$29.52		$63,468	0.00%		0.00%			39.57%	
2019		2,008		$21.15		$42,479	0.46%		0.00%			28.49%	
2018		1,833		$16.46		$30,175	0.29%		0.00%			4.31%	
2017		1,590		$15.78		$25,083	0.29%		0.00%			37.82%	
2016		1,130		$11.45		$12,935	0.35%		0.00%			2.88%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
T. Rowe Price Mid-Cap Value Fund - R Class													
2020		6	$32.95	to	$41.05	$239	0.43%	0.00%	to	1.30%	7.93%	to	17.96%
2019		7	$30.53	to	$37.55	$227	0.39%	0.00%	to	1.30%	17.42%	to	18.98%
2018		27	$26.00	to	$31.56	$788	0.42%	0.00%	to	1.30%	-12.22%	to	-11.07%
2017		34	$29.62	to	$35.49	$1,113	0.49%	0.00%	to	1.30%	10.31%	to	10.67%
2016		41	$28.45	to	$31.54	$1,228	0.49%	0.10%	to	0.90%	22.63%	to	23.29%
T. Rowe Price Value Fund - Advisor Class													
2020		17		$27.86		$481	0.60%		1.00%			9.13%	
2019		20		$25.53		$512	1.54%		1.00%			24.60%	
2018		19		$20.49		$399	1.22%		1.00%			-10.56%	
2017		18		$22.91		$418	1.06%		1.00%			17.49%	
2016		15		$19.50		$301	1.52%		1.00%			9.61%	
TCW Total Return Bond Fund - Class N													
2020		1,124	$11.13	to	$12.12	$12,825	2.55%	0.00%	to	1.50%	1.88%	to	8.02%
2019		720	$10.46	to	$11.22	$7,674	4.03%	0.00%	to	1.50%	5.44%	to	7.06%
2018		614	$9.91	to	$10.48	$6,183	3.33%	0.00%	to	1.50%	-1.00%	to	0.48%
2017		593	$9.97	to	$10.43	$6,006	2.58%	0.00%	to	1.50%	1.52%	to	3.06%
2016		597	$9.79	to	$10.12	$5,929	2.78%	0.00%	to	1.50%	-0.30%	to	1.20%
Templeton Foreign Fund - Class A													
2020		19	$12.08	to	$20.60	$360	1.40%	0.20%	to	1.65%	-2.13%	to	20.28%
2019		18	$12.24	to	$20.74	$352	2.84%	0.20%	to	1.65%	10.61%	to	12.23%
2018		25	$10.97	to	$18.48	$423	2.43%	0.20%	to	1.65%	-16.40%	to	-15.15%
2017		24	$12.79	to	$21.78	$495	1.35%	0.20%	to	1.65%	15.20%	to	16.85%
2016		29	$11.04	to	$18.64	$510	1.86%	0.20%	to	1.65%	9.80%	to	11.42%
Templeton Global Bond Fund - Advisor Class													
2020		1,743	$10.93	to	$11.35	$19,065	4.68%	0.00%	to	0.45%	-4.62%	to	-4.22%
2019		1,965	$11.46	to	$11.85	$22,530	6.20%	0.00%	to	0.45%	0.44%	to	0.85%
2018		2,147	$11.41	to	$11.75	$24,501	6.51%	0.00%	to	0.45%	0.97%	to	1.47%
2017		2,464	$11.30	to	$11.58	$27,852	3.58%	0.00%	to	0.45%	2.17%	to	2.66%
2016		2,462	$11.06	to	$11.28	$27,244	2.62%	0.00%	to	0.45%	6.14%	to	6.62%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Templeton Global Bond Fund - Class A													
2020		3,889	$10.06	to	$36.95	$85,763	4.37%	0.00%	to	1.50%	-5.85%	to	-4.40%
2019		4,412	$10.68	to	$38.65	$103,155	5.83%	0.00%	to	1.50%	-0.84%	to	0.62%
2018		5,240	$10.76	to	$38.41	$118,332	6.18%	0.00%	to	1.50%	-0.25%	to	1.27%
2017		5,561	$10.77	to	$37.93	$127,026	3.29%	0.00%	to	1.50%	0.85%	to	2.36%
2016		5,636	$10.67	to	$37.06	$129,353	2.38%	0.00%	to	1.50%	4.65%	to	6.26%
Third Avenue Real Estate Value Fund - Institutional Class													
2020		5	$10.79	to	$11.60	$57	1.79%	0.15%	to	1.25%	-11.85%	to	-8.88%
2019		5	$11.80	to	$12.28	$55	2.06%	0.70%	to	1.40%	19.60%	to	20.27%
2018		4	$9.95	to	$10.23	$42	1.67%	0.65%	to	1.25%	-20.91%	to	-20.42%
2017		6	$12.58	to	$12.83	$78	1.37%	0.70%	to	1.25%	20.73%	to	21.23%
2016		3	$10.42	to	$10.55	$32	1.04%	0.80%	to	1.25%	4.51%	to	4.98%
Touchstone Value Fund - Institutional Class													
2020		1,217		$15.93		$19,391	1.67%		0.00%			3.58%	
2019		1,122		$15.38		$17,249	1.89%		0.00%			25.96%	
2018		985		$12.21		$12,022	2.08%		0.00%			-5.35%	
2017		804		$12.90		$10,377	2.02%		0.00%			14.36%	
2016		555		$11.28		$6,257	3.02%		0.00%			13.48%	
USAA Precious Metals and Minerals Fund - Class A Shares													
2020	06/29/2020	1,069	$20.55	to	$20.71	$22,035	(e)	0.15%	to	1.50%		(e)	
2019		(e)		(e)		(e)	(e)		(e)			(e)	
2018		(e)		(e)		(e)	(e)		(e)			(e)	
2017		(e)		(e)		(e)	(e)		(e)			(e)	
2016		(e)		(e)		(e)	(e)		(e)			(e)	
Vanguard® Total Bond Market Index Fund - Admiral™ Shares													
2020		11		$11.22		$129	3.50%		1.00%			6.65%	
2019	07/19/2019	15		$10.52		$157	(d)		1.00%			(d)	
2018		(d)		(d)		(d)	(d)		(d)			(d)	
2017		(d)		(d)		(d)	(d)		(d)			(d)	
2016		(d)		(d)		(d)	(d)		(d)			(d)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Vanguard® Total International Stock Index Fund - Admiral™ Shares													
2020		7	$11.79			$87	3.92%	1.00%			10.19%		
2019	07/19/2019	1	$10.70			$15	(d)	1.00%			(d)		
2018		(d)	(d)			(d)	(d)	(d)			(d)		
2017		(d)	(d)			(d)	(d)	(d)			(d)		
2016		(d)	(d)			(d)	(d)	(d)			(d)		
Diversified Value Portfolio													
2020		4	$26.87	to	$32.55	$125	2.53%	0.85%	to	2.00%	9.54%	to	20.78%
2019		4	$24.53	to	$28.91	$112	3.57%	0.95%	to	2.00%	23.20%	to	24.50%
2018		5	$19.91	to	$23.22	$112	2.59%	0.95%	to	2.00%	-10.92%	to	-10.00%
2017		5	$22.35	to	$25.80	$120	0.00%	0.95%	to	2.00%	10.92%	to	12.13%
2016		4	$20.15	to	$23.01	$103	0.00%	0.95%	to	2.00%	10.71%	to	11.86%
Equity Income Portfolio													
2020		6	$29.60	to	$34.39	$198	2.64%	1.10%	to	2.00%	1.20%	to	2.11%
2019		5	$29.25	to	$33.68	$181	2.86%	1.10%	to	2.00%	21.98%	to	23.05%
2018		6	$23.98	to	$27.37	$169	2.24%	1.10%	to	2.00%	-7.84%	to	-7.00%
2017		6	$26.02	to	$29.43	$188	2.40%	1.10%	to	2.00%	15.90%	to	16.97%
2016		8	$22.45	to	$25.16	$199	2.61%	1.10%	to	2.00%	12.81%	to	13.67%
Small Company Growth Portfolio													
2020		2	$38.78	to	$46.97	$72	0.00%	0.85%	to	2.00%	20.73%	to	28.05%
2019		1	$32.12	to	$37.86	$56	0.00%	0.95%	to	2.00%	25.57%	to	26.92%
2018		2	$25.58	to	$29.83	$47	0.00%	0.95%	to	2.00%	-9.10%	to	-8.16%
2017		1	$28.14	to	$32.48	$46	0.45%	0.95%	to	2.00%	21.01%	to	22.29%
2016		1	$23.25	to	$26.56	$33	0.32%	0.95%	to	2.00%	12.65%	to	13.84%
Victory Integrity Small-Cap Value Fund - Class Y													
2020		3	$13.17	to	$14.31	$35	0.00%	0.00%	to	1.25%	-0.08%	to	1.20%
2019		22	$13.18	to	$14.14	$289	0.28%	0.00%	to	1.25%	21.59%	to	23.06%
2018		39	$10.77	to	$11.49	$435	0.52%	0.00%	to	1.40%	-19.69%	to	-18.63%
2017		24	$13.41	to	$14.06	$332	0.06%	0.05%	to	1.40%	10.83%	to	11.47%
2016		9	$12.10	to	$12.52	$115	0.36%	0.10%	to	1.40%	22.85%	to	24.21%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Victory Sycamore Established Value Fund - Class A													
2020		497	$13.45	to	$16.07	$7,864	1.12%	0.75%	to	1.20%	6.48%	to	7.00%
2019		446	$12.57	to	$15.05	$6,605	1.14%	0.75%	to	1.20%	26.86%	to	27.36%
2018		366	$9.87	to	$11.84	$4,299	1.05%	0.75%	to	1.20%	-11.34%	to	-10.84%
2017		266	$11.07	to	$13.31	$3,525	0.68%	0.75%	to	1.20%		14.35%	
2016	05/19/2016	144		$11.64		$1,674	(a)		1.20%			(a)	
Victory Sycamore Small Company Opportunity Fund - Class R													
2020		—	$30.76	to	$32.66	$9	0.00%	0.50%	to	1.05%	3.12%	to	36.71%
2019		—	$29.83	to	$31.19	$8	0.00%	0.60%	to	1.05%	24.97%	to	25.51%
2018		—	$23.87	to	$24.85	$8	0.00%	0.60%	to	1.05%	-9.75%	to	-9.31%
2017		2	$26.44	to	$27.40	$53	0.32%	0.60%	to	1.05%		10.12%	
2016		2	$23.86	to	$24.61	$38	0.13%	0.70%	to	1.15%	27.87%	to	28.29%
Voya Balanced Portfolio - Class I													
2020		5,295	$12.08	to	$72.68	$220,908	2.25%	0.00%	to	1.95%	2.71%	to	25.91%
2019		5,828	$10.93	to	$66.19	$221,428	2.44%	0.00%	to	1.95%	16.82%	to	19.07%
2018		6,211	$13.99	to	$56.10	$208,684	2.30%	0.00%	to	1.95%	-8.67%	to	-6.82%
2017		7,043	$15.15	to	$60.77	$252,764	2.56%	0.00%	to	1.95%	12.48%	to	14.73%
2016		7,897	$13.32	to	$53.47	$250,957	1.78%	0.00%	to	1.95%	5.66%	to	7.83%
Voya Large Cap Value Fund - Class A													
2020		4	$17.97	to	$19.22	$67	1.60%	0.35%	to	1.20%	4.36%	to	20.68%
2019		3	$17.22	to	$18.26	$58	1.69%	0.35%	to	1.20%	23.09%	to	24.01%
2018		4	$13.99	to	$14.63	$60	1.05%	0.45%	to	1.20%	-9.27%	to	-8.56%
2017		8	$15.42	to	$16.00	$131	2.05%	0.45%	to	1.20%	11.98%	to	12.83%
2016		4	$13.77	to	$14.18	$60	2.19%	0.45%	to	1.20%	12.12%	to	12.72%
Voya Floating Rate Fund - Class A													
2020		55	$10.64	to	$10.73	$589	1.63%	0.95%	to	1.20%	-3.18%	to	-2.90%
2019		335	$10.58	to	$11.05	$3,571	5.33%	0.75%	to	1.20%	5.17%	to	5.59%
2018		229	$10.02	to	$10.48	$2,318	4.21%	0.75%	to	1.20%	-1.42%	to	-0.99%
2017		75	$10.12	to	$10.61	$775	3.55%	0.75%	to	1.20%	1.24%	to	1.34%
2016	06/01/2016	14		$10.47		$149	(a)		1.20%			(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya GNMA Income Fund - Class A													
2020		285	$10.54	to	$20.06	$3,729	2.42%	0.25%	to	1.55%	2.20%	to	3.51%
2019		192	$10.29	to	$19.38	$2,472	2.79%	0.25%	to	1.55%	3.57%	to	4.93%
2018		197	$9.89	to	$18.47	$2,539	2.39%	0.20%	to	1.55%	-0.68%	to	0.60%
2017		228	$9.93	to	$18.36	$2,981	2.47%	0.25%	to	1.55%	-0.08%	to	1.27%
2016		239	$9.90	to	$18.13	$3,178	2.92%	0.25%	to	1.55%	0.08%	to	1.40%
Voya Intermediate Bond Fund - Class A													
2020		44	$15.79	to	$20.51	$818	2.99%	0.00%	to	1.55%	0.57%	to	7.72%
2019		49	$14.88	to	$19.04	$856	3.19%	0.00%	to	1.55%	7.83%	to	9.55%
2018		52	$13.80	to	$17.38	$836	2.91%	0.00%	to	1.55%	-2.13%	to	-0.63%
2017		50	$14.10	to	$17.49	$815	2.92%	0.00%	to	1.55%	2.92%	to	4.48%
2016		48	$13.70	to	$16.74	$743	2.91%	0.00%	to	1.55%	2.16%	to	3.78%
Voya Intermediate Bond Portfolio - Class I													
2020		16,006	$11.15	to	$131.68	$485,083	3.50%	0.00%	to	1.95%	5.77%	to	7.78%
2019		14,803	$10.38	to	$123.14	$425,547	3.36%	0.00%	to	1.95%	7.68%	to	9.89%
2018		14,410	$13.68	to	$113.27	$404,454	3.62%	0.00%	to	1.95%	-2.49%	to	-0.52%
2017		16,272	$14.03	to	$115.08	$455,985	3.34%	0.00%	to	1.95%	2.98%	to	5.04%
2016		17,504	$13.62	to	$110.70	$463,454	2.34%	0.00%	to	1.95%	2.25%	to	4.35%
Voya Intermediate Bond Portfolio - Class S													
2020		118		$17.88		$2,118	3.16%		0.35%			7.19%	
2019		131		$16.68		$2,191	3.12%		0.35%			9.16%	
2018		138		$15.28		$2,103	3.42%		0.35%			-1.16%	
2017		170		$15.46		$2,627	3.16%		0.35%			4.39%	
2016		178		$14.81		$2,631	2.19%		0.35%			3.86%	
Voya Global Perspectives® Portfolio - Class I													
2020		351	$12.47	to	$15.22	$4,981	2.65%	0.25%	to	1.50%	0.53%	to	15.78%
2019		194	$10.77	to	$13.03	$2,415	3.53%	0.35%	to	1.50%	16.56%	to	17.81%
2018		181	$10.07	to	$11.06	$1,944	3.05%	0.40%	to	1.50%	-8.58%	to	-7.53%
2017		204	$10.93	to	$12.03	$2,388	1.65%	0.25%	to	1.50%	13.20%	to	14.68%
2016		509	$10.15	to	$10.49	$5,274	3.50%	0.25%	to	1.50%	5.28%	to	6.61%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya High Yield Portfolio - Adviser Class													
2020		1		$15.94		$23	3.92%		0.35%			4.94%	
2019		2		$15.19		$28	2.90%		0.35%			14.38%	
2018		3		$13.28		$41	5.00%		0.35%			-3.84%	
2017		3		$13.81		$39	6.55%		0.35%			5.42%	
2016		3		$13.10		$39	7.07%		0.35%			13.81%	
Voya High Yield Portfolio - Institutional Class													
2020		6,819	$10.77	to	$23.54	$101,601	5.26%	0.00%	to	1.95%	3.93%	to	6.03%
2019		7,396	$10.32	to	$22.37	$105,196	4.72%	0.00%	to	1.95%	13.99%	to	15.36%
2018		2,437	$12.72	to	$19.54	$35,318	6.01%	0.00%	to	1.20%	-4.12%	to	-2.97%
2017		2,630	$13.17	to	$20.29	$39,407	7.22%	0.00%	to	1.20%	5.29%	to	6.56%
2016		2,242	$12.41	to	$19.19	$31,164	6.85%	0.00%	to	1.20%	13.51%	to	14.88%
Voya High Yield Portfolio - Service Class													
2020		15	$21.06	to	$26.30	$366	5.42%	0.35%	to	1.40%	4.17%	to	5.20%
2019		17	$20.12	to	$25.00	$409	7.19%	0.40%	to	1.40%	13.58%	to	14.78%
2018		993	$17.62	to	$22.29	$19,881	5.77%	0.10%	to	1.50%	-4.63%	to	-3.31%
2017		1,042	$18.37	to	$23.09	$21,758	6.92%	0.00%	to	1.50%	4.63%	to	6.18%
2016		1,084	$17.45	to	$22.28	$21,510	6.58%	0.00%	to	1.50%	12.86%	to	14.60%
Voya Large Cap Growth Portfolio - Adviser Class													
2020		2		$41.03		$96	0.00%		0.35%			29.64%	
2019		3		$31.65		$83	0.00%		0.35%			31.44%	
2018		3		$24.08		$78	0.00%		0.35%			-2.39%	
2017		6		$24.67		$143	0.07%		0.35%			28.56%	
2016		6		$19.19		$121	0.00%		0.35%			2.95%	
Voya Large Cap Growth Portfolio - Institutional Class													
2020		17,954	$15.04	to	$55.65	$708,598	0.47%	0.00%	to	1.50%	28.93%	to	30.89%
2019		19,621	$11.53	to	$42.93	$598,514	0.67%	0.00%	to	1.50%	30.75%	to	32.77%
2018		20,013	$22.96	to	$32.64	$483,586	0.67%	0.00%	to	1.50%	-2.97%	to	-1.48%
2017		21,642	$23.65	to	$33.45	$535,736	0.64%	0.00%	to	1.50%	27.82%	to	29.71%
2016		22,383	$18.51	to	$26.03	$430,272	0.55%	0.00%	to	1.50%	2.43%	to	4.00%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Large Cap Growth Portfolio - Service Class													
2020		168	$26.79	to	$65.99	$7,438	0.24%	0.00%	to	1.50%	7.35%	to	30.60%
2019		175	$20.59	to	$50.53	$5,930	0.26%	0.00%	to	1.50%	30.45%	to	32.42%
2018		460	$15.60	to	$38.16	$12,694	0.41%	0.00%	to	1.50%	-3.24%	to	-1.75%
2017		422	$15.94	to	$38.84	$11,802	0.40%	0.00%	to	1.50%	27.53%	to	29.42%
2016		321	$12.36	to	$30.01	$6,892	0.28%	0.00%	to	1.50%	2.16%	to	3.70%
Voya Large Cap Value Portfolio - Adviser Class													
2020		1		$16.50		$15	0.00%		0.35%			5.23%	
2019		1		$15.68		$16	0.00%		0.35%			24.05%	
2018		1		$12.64		$15	0.00%		0.35%			-8.67%	
2017		1		$13.84		$21	1.85%		0.35%			12.43%	
2016		2		$12.31		$21	1.80%		0.35%			12.83%	
Voya Large Cap Value Portfolio - Institutional Class													
2020		14,499	$11.74	to	$23.48	$283,899	2.00%	0.00%	to	1.95%	4.22%	to	6.29%
2019		16,308	$11.09	to	$22.09	$303,689	2.12%	0.00%	to	1.95%	22.71%	to	25.12%
2018		17,753	$13.34	to	$17.66	$267,860	2.01%	0.00%	to	1.95%	-9.62%	to	-7.78%
2017		20,269	$14.76	to	$19.15	$335,852	2.43%	0.00%	to	1.95%	11.31%	to	13.52%
2016		22,298	$13.26	to	$16.87	$328,460	2.34%	0.00%	to	1.95%	11.70%	to	13.93%
Voya Large Cap Value Portfolio - Service Class													
2020		72	$16.63	to	$20.82	$1,338	1.95%	0.30%	to	1.40%	2.28%	to	54.66%
2019		69	$15.91	to	$19.31	$1,231	1.86%	0.10%	to	1.40%	23.05%	to	24.59%
2018		85	$12.93	to	$16.36	$1,241	1.70%	0.10%	to	1.40%	-9.33%	to	-8.06%
2017		107	$14.26	to	$17.09	$1,692	2.17%	0.10%	to	1.40%	11.67%	to	13.08%
2016		118	$12.77	to	$15.16	$1,668	2.15%	0.10%	to	1.45%	12.02%	to	13.49%
Voya Limited Maturity Bond Portfolio - Adviser Class													
2020		—		$10.79		$5	0.00%		0.35%			2.57%	
2019		—		$10.52		$5	0.00%		0.35%			3.24%	
2018		1		$10.19		$15	0.00%		0.35%			0.39%	
2017		1		$10.15		$11	1.36%		0.35%			0.59%	
2016		1		$10.09		$10	0.48%		0.35%			0.50%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya U.S. Stock Index Portfolio - Institutional Class													
2020		2,421	$13.56	to	$45.76	$42,300	1.80%	0.00%	to	1.40%	14.38%	to	18.12%
2019		2,540	$11.52	to	$38.74	$39,309	1.71%	0.00%	to	1.40%	29.30%	to	31.14%
2018		1,301	$19.90	to	$29.54	$28,279	1.86%	0.00%	to	1.40%	-5.94%	to	-4.65%
2017		1,271	$20.95	to	$30.98	$29,429	1.95%	0.00%	to	1.40%	19.76%	to	21.49%
2016		1,028	$17.33	to	$25.50	$20,177	2.18%	0.00%	to	1.40%	10.10%	to	11.65%
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class													
2020		1	$12.10			$11	0.00%	0.35%			10.20%		
2019		1	$10.98			$12	0.00%	0.35%			7.23%		
2018		2	$10.24			$20	0.00%	0.35%			-2.75%		
2017		3	$10.53			$32	0.90%	0.35%			1.84%		
2016		5	$10.34			$48	0.00%	0.35%			2.89%		
VY® Clarion Global Real Estate Portfolio - Institutional Class													
2020		3,894	$10.17	to	$17.76	$60,878	5.33%	0.00%	to	1.50%	-6.23%	to	9.19%
2019		4,491	$10.72	to	$18.67	$74,592	2.97%	0.00%	to	1.50%	22.87%	to	24.80%
2018		4,693	$12.81	to	$14.96	$64,343	5.37%	0.00%	to	1.50%	-9.92%	to	-8.56%
2017		5,377	$14.21	to	$16.36	$81,417	3.72%	0.00%	to	1.50%	9.13%	to	10.77%
2016		6,136	$13.03	to	$14.77	$84,613	1.41%	0.00%	to	1.50%	-0.61%	to	0.89%
VY® Clarion Real Estate Portfolio - Adviser Class													
2020		2	$17.58			$36	2.50%	0.35%			-7.23%		
2019		2	$18.95			$44	2.53%	0.35%			27.27%		
2018		2	$14.89			$35	2.60%	0.35%			-8.31%		
2017		3	$16.24			$42	2.55%	0.35%			4.44%		
2016		6	$15.55			$90	1.52%	0.35%			3.53%		
VY® Clarion Real Estate Portfolio - Institutional Class													
2020		60	$17.75	to	$20.60	$1,243	2.43%	0.95%	to	1.95%	-8.13%	to	-7.21%
2019		70	$19.32	to	$22.20	$1,556	2.42%	0.95%	to	1.95%	25.95%	to	27.22%
2018		81	$15.34	to	$17.45	$1,419	2.96%	0.95%	to	1.95%	-9.23%	to	-8.30%
2017		96	$16.90	to	$19.03	$1,820	2.32%	0.95%	to	1.95%	3.43%	to	4.50%
2016		117	$16.34	to	$18.21	$2,120	1.85%	0.95%	to	1.95%	2.45%	to	3.47%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Clarion Real Estate Portfolio - Service Class												
2020	1,777	$17.47	to	$22.84	$35,429	2.17%	0.00%	to	1.50%	-7.89%	to	-6.53%
2019	2,072	$18.86	to	$24.44	$44,624	2.14%	0.00%	to	1.50%	26.19%	to	28.18%
2018	2,224	$14.85	to	$19.07	$37,743	2.60%	0.00%	to	1.50%	-9.00%	to	-7.65%
2017	2,860	$16.22	to	$20.65	$53,192	2.07%	0.00%	to	1.50%	3.59%	to	5.20%
2016	3,437	$15.57	to	$19.63	$61,308	1.58%	0.00%	to	1.50%	2.70%	to	4.25%
VY® Invesco Growth and Income Portfolio - Institutional Class												
2020	1,355	$22.11	to	$22.96	$29,975	2.18%	0.00%	to	0.45%	2.74%	to	3.24%
2019	1,348	$21.52	to	$22.24	$29,008	2.77%	0.00%	to	0.45%	24.47%	to	24.94%
2018	1,580	$17.29	to	$17.80	$27,328	1.75%	0.00%	to	0.45%	-13.72%	to	-13.30%
2017	1,642	$20.04	to	$20.53	$32,904	2.26%	0.00%	to	0.45%	13.61%	to	14.12%
2016	1,500	$17.64	to	$17.99	$26,466	2.34%	0.00%	to	0.45%	19.67%	to	20.25%
VY® Invesco Growth and Income Portfolio - Service Class												
2020	982	$20.04	to	$30.43	$25,845	1.84%	0.00%	to	1.50%	1.35%	to	2.91%
2019	1,092	$19.65	to	$29.57	$28,186	2.43%	0.00%	to	1.50%	22.89%	to	24.72%
2018	1,248	$15.90	to	$23.71	$26,073	1.47%	0.00%	to	1.50%	-14.86%	to	-13.59%
2017	1,363	$18.57	to	$27.44	$33,274	2.05%	0.00%	to	1.50%	12.17%	to	13.91%
2016	1,315	$16.45	to	$24.09	$28,398	2.12%	0.00%	to	1.50%	18.18%	to	19.91%
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class												
2020	4	$34.12			$128	0.00%	0.35%			32.45%		
2019	7	$25.76			$190	0.00%	0.35%			30.83%		
2018	8	$19.69			$151	0.57%	0.35%			-17.37%		
2017	8	$23.83			$202	0.32%	0.35%			41.93%		
2016	16	$16.79			$266	0.93%	0.35%			12.23%		
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class												
2020	527	$34.88	to	$35.17	$18,412	0.51%	0.95%	to	1.20%	32.12%	to	32.52%
2019	541	$26.40	to	$26.54	$14,297	0.14%	0.95%	to	1.20%	30.56%	to	30.87%
2018	561	$20.22	to	$20.28	$11,355	0.90%	0.95%	to	1.20%	-17.57%	to	-17.39%
2017	655	$24.53	to	$24.55	$16,078	0.51%	0.95%	to	1.20%	41.63%	to	41.74%
2016	1,109	$17.32	to	$17.58	$19,344	1.49%	0.85%	to	1.20%	11.89%	to	12.33%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class													
2020		840	$16.74	to	$47.10	$32,983	0.31%	0.00%	to	1.50%	31.38%	to	33.39%
2019		875	$12.66	to	$35.31	$26,095	0.01%	0.00%	to	1.50%	29.78%	to	31.73%
2018		890	$9.70	to	$26.81	$20,389	0.62%	0.00%	to	1.50%	-18.02%	to	-16.74%
2017		1,026	$11.76	to	$32.20	$28,556	0.46%	0.00%	to	1.55%	40.83%	to	43.05%
2016		898	$8.30	to	$22.52	$17,732	1.22%	0.00%	to	1.55%	11.21%	to	12.94%
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class													
2020		—	$27.12			$3	0.00%	0.35%			15.40%		
2019		—	$23.50			$3	0.00%	0.35%			25.53%		
2018		1	$18.72			$24	0.00%	0.35%			-11.15%		
2017		2	$21.06			$46	0.19%	0.35%			14.82%		
2016		2	$18.35			$28	0.16%	0.35%			20.72%		
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class													
2020		2,040	$27.92	to	$28.99	$56,972	0.00%	0.00%	to	0.45%	16.00%	to	16.52%
2019		2,106	$24.07	to	$24.88	$50,704	1.19%	0.00%	to	0.45%	26.22%	to	26.74%
2018		2,187	$19.07	to	$19.63	$41,715	0.66%	0.00%	to	0.45%	-10.76%	to	-10.32%
2017		2,118	$21.37	to	$21.89	$45,257	0.69%	0.00%	to	0.45%	15.33%	to	15.88%
2016		2,073	$18.53	to	$18.89	$38,416	0.76%	0.00%	to	0.45%	21.43%	to	21.87%
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class													
2020		1,044	$29.85	to	$46.33	$41,406	0.00%	0.00%	to	1.50%	14.58%	to	37.27%
2019		1,134	$25.90	to	$39.84	$39,048	0.68%	0.00%	to	1.60%	24.50%	to	26.40%
2018		1,109	$20.68	to	$31.52	$30,497	0.40%	0.00%	to	1.65%	-11.98%	to	-10.52%
2017		1,095	$23.32	to	$35.23	$33,973	0.46%	0.00%	to	1.65%	13.66%	to	15.58%
2016		1,022	$20.36	to	$30.48	$27,747	0.47%	0.00%	to	1.65%	19.60%	to	21.61%
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class													
2020		17	$27.43			$471	1.20%	0.35%			17.12%		
2019		16	$23.42			$363	1.21%	0.35%			23.59%		
2018		16	$18.95			$298	1.54%	0.35%			-0.26%		
2017		25	$19.00			$479	0.97%	0.35%			14.32%		
2016		27	$16.62			$450	1.15%	0.35%			7.30%		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class													
2020		18,429	$27.02	to	$28.05	$497,984	1.50%	0.00%	to	0.45%	17.73%	to	18.25%
2019		18,802	$22.95	to	$23.72	$431,537	1.83%	0.00%	to	0.45%	24.19%	to	24.71%
2018		17,670	$18.48	to	$19.02	$326,569	2.53%	0.00%	to	0.45%	0.27%	to	0.74%
2017		17,165	$18.43	to	$18.88	$316,392	1.54%	0.00%	to	0.45%	14.83%	to	15.40%
2016		16,607	$16.05	to	$16.36	$266,487	1.69%	0.00%	to	0.45%	7.86%	to	8.27%
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class													
2020		32,116	$15.68	to	$45.27	$1,169,756	1.25%	0.00%	to	1.50%	16.21%	to	17.98%
2019		32,781	$13.39	to	$38.37	$1,030,790	1.54%	0.00%	to	1.50%	22.52%	to	24.35%
2018		31,213	$10.85	to	$30.86	$806,219	2.19%	0.00%	to	1.50%	-1.02%	to	0.52%
2017		31,475	$10.88	to	$30.70	$827,633	1.25%	0.00%	to	1.50%	13.40%	to	15.11%
2016		30,080	$10.54	to	$26.67	$710,826	1.39%	0.00%	to	1.55%	6.41%	to	8.08%
VY® T. Rowe Price Equity Income Portfolio - Adviser Class													
2020		30		$25.14		$746	3.55%		0.35%			0.28%	
2019		38		$25.07		$942	2.29%		0.35%			25.48%	
2018		40		$19.98		$803	1.76%		0.35%			-10.00%	
2017		51		$22.20		$1,125	1.68%		0.35%			15.50%	
2016		67		$19.22		$1,281	1.87%		0.35%			17.91%	
VY® T. Rowe Price Equity Income Portfolio - Service Class													
2020		3,792	$11.33	to	$42.56	$97,378	3.50%	0.00%	to	1.65%	-0.74%	to	22.34%
2019		4,111	$11.26	to	$42.16	$105,540	2.52%	0.00%	to	1.65%	24.30%	to	26.43%
2018		3,572	$15.48	to	$33.35	$90,169	2.17%	0.00%	to	1.65%	-10.81%	to	-9.31%
2017		3,794	$17.23	to	$36.78	$106,982	2.03%	0.00%	to	1.65%	14.34%	to	16.25%
2016		4,150	$14.96	to	$31.64	$101,935	2.20%	0.00%	to	1.65%	16.82%	to	18.77%
VY® T. Rowe Price International Stock Portfolio - Adviser Class													
2020		7		$15.59		$108	1.96%		0.35%			13.71%	
2019		7		$13.71		$96	0.00%		0.35%			26.83%	
2018		8		$10.81		$91	1.06%		0.35%			-14.81%	
2017		8		$12.69		$98	0.84%		0.35%			27.03%	
2016		9		$9.99		$89	1.10%		0.35%			1.22%	

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price International Stock Portfolio - Service Class													
2020		379	$13.25	to	$27.16	$9,191	2.22%	0.25%	to	1.50%	12.78%	to	20.60%
2019		396	$11.68	to	$24.68	$8,458	0.73%	0.00%	to	1.50%	25.71%	to	27.68%
2018		412	$9.23	to	$19.33	$6,957	1.82%	0.00%	to	1.50%	-15.38%	to	-14.13%
2017		452	$10.85	to	$22.51	$8,970	1.16%	0.00%	to	1.50%	25.91%	to	27.90%
2016		445	$8.56	to	$17.60	$6,961	1.43%	0.00%	to	1.50%	0.41%	to	1.88%
Voya Government Money Market Portfolio - Class I													
2020		23,836	$9.15	to	$57.69	$334,139	0.22%	0.00%	to	1.80%	-1.51%	to	0.33%
2019		17,995	$9.29	to	$57.69	$248,617	1.85%	0.00%	to	1.80%	0.11%	to	1.97%
2018		16,792	$9.28	to	$56.76	$237,575	1.47%	0.00%	to	1.80%	-0.11%	to	1.57%
2017		15,640	$9.43	to	$56.05	$219,152	0.58%	0.00%	to	1.70%	-0.92%	to	0.62%
2016		16,116	$9.41	to	$55.98	$228,794	0.08%	0.00%	to	1.80%	-1.67%	to	0.21%
Voya Multi-Manager International Small Cap Fund - Class A													
2020		9	$28.55	to	$34.39	$270	1.16%	0.00%	to	1.10%	14.11%	to	29.72%
2019		9	$25.02	to	$29.81	$247	1.97%	0.00%	to	1.10%	23.12%	to	24.26%
2018		12	$20.67	to	$23.99	$260	1.23%	0.00%	to	1.00%	-22.82%	to	-22.06%
2017		14	$26.59	to	$30.78	$388	0.99%	0.00%	to	1.05%	33.53%	to	34.94%
2016		14	$19.92	to	$22.81	$294	0.54%	0.00%	to	1.05%	-1.78%	to	-0.74%
Voya Multi-Manager International Small Cap Fund - Class I													
2020		107	$14.57	to	$15.41	$1,595	1.69%	0.30%	to	1.50%	14.01%	to	15.43%
2019		105	$12.78	to	$13.35	$1,361	2.32%	0.30%	to	1.50%	22.77%	to	24.30%
2018		133	$10.41	to	$10.74	$1,402	1.70%	0.25%	to	1.50%	-22.95%	to	-22.02%
2017		113	$13.50	to	$13.78	$1,543	2.44%	0.25%	to	1.50%	33.86%	to	35.10%
2016	6/6/2016	3	$10.13	to	$10.20	$28	(a)	0.30%	to	1.25%	(a)		
Voya Global Bond Portfolio - Adviser Class													
2020		9		$17.39		$149	2.65%		0.35%			8.21%	
2019		19		$16.07		$304	2.42%		0.35%			6.99%	
2018		18		$15.02		$275	3.32%		0.35%			-2.78%	
2017		17		$15.45		$267	2.28%		0.35%			8.73%	
2016		20		$14.21		$285	1.55%		0.35%			5.42%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Bond Portfolio - Initial Class													
2020		4,334	$11.21	to	$19.74	$72,287	2.83%	0.00%	to	1.95%	7.03%	to	9.24%
2019		4,517	$10.29	to	$18.07	$69,980	2.87%	0.00%	to	1.95%	5.81%	to	7.91%
2018		4,774	$12.91	to	$16.96	$70,474	3.78%	0.00%	to	1.95%	-3.94%	to	-1.97%
2017		5,031	$13.32	to	$17.30	$76,778	2.56%	0.00%	to	1.95%	7.61%	to	9.69%
2016		5,458	$12.26	to	$15.78	$76,457	1.77%	0.00%	to	1.95%	4.17%	to	6.33%
Voya Global Bond Portfolio - Service Class													
2020		42	$14.46	to	$16.13	$654	2.42%	0.25%	to	1.50%	5.50%	to	8.62%
2019		35	$13.42	to	$14.85	$503	2.56%	0.25%	to	1.50%	6.03%	to	7.21%
2018		27	$12.38	to	$13.59	$356	3.06%	0.40%	to	1.50%	-3.63%	to	-2.58%
2017		41	$12.68	to	$14.56	$559	2.19%	0.00%	to	1.50%	7.67%	to	9.31%
2016		55	$11.58	to	$13.32	$704	1.52%	0.00%	to	1.50%	4.50%	to	6.05%
Voya Index Solution 2025 Portfolio - Initial Class													
2020		269	$21.19	to	$29.88	$7,023	2.63%	0.00%	to	1.40%	10.86%	to	13.05%
2019		522	$18.98	to	$26.43	$12,222	1.77%	0.00%	to	1.40%	17.12%	to	18.79%
2018		545	$16.18	to	$22.25	$11,069	1.75%	0.00%	to	1.40%	-6.27%	to	-4.99%
2017		510	$17.24	to	$23.24	$10,973	1.86%	0.05%	to	1.40%	13.23%	to	14.53%
2016		426	$15.20	to	$20.25	$8,027	2.55%	0.10%	to	1.40%	5.68%	to	7.03%
Voya Index Solution 2025 Portfolio - Service 2 Class													
2020		99	$20.31	to	$23.54	$2,167	1.69%	0.20%	to	1.55%	2.48%	to	12.52%
2019		95	$18.40	to	$20.92	$1,859	2.01%	0.20%	to	1.50%	16.56%	to	17.99%
2018		150	$15.72	to	$17.73	$2,527	1.08%	0.20%	to	1.55%	-6.76%	to	-5.49%
2017		239	$16.86	to	$19.06	$4,336	1.34%	0.00%	to	1.55%	12.63%	to	14.41%
2016		271	$14.97	to	$16.66	$4,345	2.06%	0.00%	to	1.55%	5.05%	to	6.73%
Voya Index Solution 2025 Portfolio - Service Class													
2020		382	$20.59	to	$27.07	$10,089	1.83%	0.00%	to	1.25%	11.42%	to	12.86%
2019		259	$18.48	to	$24.14	$6,057	1.81%	0.00%	to	1.25%	17.20%	to	18.41%
2018		216	$17.60	to	$20.51	$4,318	1.55%	0.00%	to	1.10%	-6.23%	to	-5.17%
2017		203	$16.86	to	$21.77	$4,318	1.55%	0.00%	to	1.25%	13.15%	to	14.64%
2016		130	$14.90	to	$19.12	$2,415	2.22%	0.00%	to	1.25%	5.52%	to	6.86%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2035 Portfolio - Initial Class													
2020		314	$26.28	to	$34.25	$9,524	2.77%	0.00%	to	1.40%	11.73%	to	14.40%
2019		699	$23.15	to	$29.94	$18,659	1.76%	0.00%	to	1.40%	20.91%	to	22.60%
2018		668	$18.99	to	$24.42	$14,903	1.58%	0.00%	to	1.40%	-8.18%	to	-6.92%
2017		529	$20.45	to	$26.03	$12,725	1.76%	0.05%	to	1.40%	17.01%	to	18.28%
2016		458	$16.24	to	$21.95	$9,330	2.31%	0.10%	to	1.40%	6.61%	to	8.02%
Voya Index Solution 2035 Portfolio - Service 2 Class													
2020		102	$23.39	to	$27.24	$2,571	1.50%	0.00%	to	1.40%	12.34%	to	13.93%
2019		88	$20.51	to	$23.91	$1,970	1.55%	0.00%	to	1.55%	20.22%	to	22.05%
2018		83	$17.06	to	$19.59	$1,514	0.93%	0.00%	to	1.55%	-8.57%	to	-7.11%
2017		118	$18.66	to	$21.09	$2,373	1.20%	0.00%	to	1.55%	16.33%	to	18.15%
2016		154	$16.04	to	$17.85	$2,640	1.92%	0.00%	to	1.55%	5.94%	to	7.59%
Voya Index Solution 2035 Portfolio - Service Class													
2020		284	$23.27	to	$31.03	$8,622	1.37%	0.00%	to	1.25%	12.69%	to	14.12%
2019		337	$20.65	to	$27.37	$8,925	1.65%	0.00%	to	1.25%	20.83%	to	22.37%
2018		281	$17.09	to	$22.51	$6,123	1.36%	0.00%	to	1.25%	-8.27%	to	-7.12%
2017		246	$18.63	to	$24.40	$5,806	1.56%	0.00%	to	1.25%	16.95%	to	18.36%
2016		188	$15.93	to	$20.74	$3,721	2.21%	0.00%	to	1.25%	6.62%	to	7.78%
Voya Index Solution 2045 Portfolio - Initial Class													
2020		219	$26.72	to	$37.05	$7,236	2.73%	0.00%	to	1.40%	12.91%	to	15.78%
2019		601	$23.27	to	$32.00	$17,160	1.60%	0.00%	to	1.40%	23.14%	to	24.85%
2018		595	$18.78	to	$25.63	$13,991	1.38%	0.00%	to	1.40%	-9.44%	to	-8.14%
2017		544	$19.92	to	$27.90	$14,017	1.57%	0.00%	to	1.40%	18.79%	to	20.47%
2016		448	$16.75	to	$23.16	$9,650	2.08%	0.00%	to	1.40%	6.83%	to	8.27%
Voya Index Solution 2045 Portfolio - Service 2 Class													
2020		123	$24.53	to	$29.04	$3,378	1.37%	0.00%	to	1.55%	3.64%	to	16.04%
2019		115	$21.70	to	$25.18	$2,745	1.52%	0.00%	to	1.50%	22.53%	to	24.35%
2018		97	$17.64	to	$20.25	$1,856	0.78%	0.00%	to	1.55%	-9.91%	to	-8.50%
2017		131	$19.58	to	$22.13	$2,783	1.05%	0.00%	to	1.55%	18.09%	to	19.95%
2016		150	$16.58	to	$18.45	$2,669	1.74%	0.00%	to	1.55%	6.21%	to	7.89%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2045 Portfolio - Service Class													
2020		206	$24.82	to	$33.53	$6,804	1.38%	0.00%	to	1.25%	14.06%	to	15.52%
2019		179	$21.76	to	$29.22	$5,102	1.53%	0.00%	to	1.25%	23.01%	to	24.56%
2018		159	$17.69	to	$23.62	$3,653	1.23%	0.00%	to	1.25%	-9.61%	to	-8.45%
2017		124	$19.57	to	$25.96	$3,154	1.43%	0.00%	to	1.25%	18.75%	to	20.21%
2016		83	$16.48	to	$21.74	$1,755	1.90%	0.00%	to	1.25%	6.67%	to	8.02%
Voya Index Solution 2055 Portfolio - Initial Class													
2020		128	$25.18	to	$29.23	$3,342	2.78%	0.00%	to	1.40%	13.83%	to	19.92%
2019		317	$22.12	to	$25.33	$7,159	1.38%	0.00%	to	1.40%	23.44%	to	25.21%
2018		277	$17.92	to	$20.23	$5,203	1.19%	0.00%	to	1.40%	-9.73%	to	-8.53%
2017		197	$19.85	to	$21.93	$4,069	1.35%	0.05%	to	1.40%	19.29%	to	20.85%
2016		134	$16.64	to	$18.14	$2,292	1.72%	0.10%	to	1.40%	6.60%	to	7.98%
Voya Index Solution 2055 Portfolio - Service 2 Class													
2020		86	$23.77	to	$28.04	$2,277	1.23%	0.00%	to	1.55%	3.68%	to	14.97%
2019		70	$21.00	to	$24.39	$1,618	1.30%	0.00%	to	1.55%	22.81%	to	24.69%
2018		62	$17.10	to	$19.56	$1,152	0.74%	0.00%	to	1.55%	-10.19%	to	-8.77%
2017		62	$19.04	to	$21.44	$1,296	1.13%	0.00%	to	1.55%	18.63%	to	20.52%
2016		48	$16.05	to	$17.79	$831	1.52%	0.00%	to	1.55%	6.08%	to	7.69%
Voya Index Solution 2055 Portfolio - Service Class													
2020		198	$24.27	to	$28.47	$5,148	1.38%	0.00%	to	1.50%	13.41%	to	18.77%
2019		155	$21.40	to	$24.73	$3,535	1.21%	0.00%	to	1.50%	23.06%	to	24.90%
2018		122	$17.39	to	$19.80	$2,235	1.03%	0.00%	to	1.50%	-10.04%	to	-8.63%
2017		101	$19.32	to	$21.67	$2,038	1.14%	0.00%	to	1.50%	18.88%	to	20.59%
2016		60	$16.26	to	$17.97	$1,009	1.52%	0.00%	to	1.50%	6.27%	to	7.93%
Voya Index Solution 2065 Portfolio - Initial Class													
2020	8/24/2020	—	$11.60	to	$11.63	$4	(e)	0.70%	to	1.25%		(e)	
2019		(e)	(e)			(e)	(e)	(e)				(e)	
2018		(e)	(e)			(e)	(e)	(e)				(e)	
2017		(e)	(e)			(e)	(e)	(e)				(e)	
2016		(e)	(e)			(e)	(e)	(e)				(e)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2065 Portfolio - Service Class													
2020	10/22/2020	1		$11.63		$9	(e)		0.65%			(e)	
2019		(e)		(e)		(e)	(e)		(e)			(e)	
2018		(e)		(e)		(e)	(e)		(e)			(e)	
2017		(e)		(e)		(e)	(e)		(e)			(e)	
2016		(e)		(e)		(e)	(e)		(e)			(e)	
Voya Index Solution Income Portfolio - Initial Class													
2020		56	$16.60	to	$22.35	$1,077	3.50%	0.00%	to	1.40%	9.79%	to	11.30%
2019		190	$15.10	to	$20.08	$3,374	2.05%	0.00%	to	1.40%	11.56%	to	13.19%
2018		230	$13.51	to	$17.74	$3,732	1.98%	0.00%	to	1.40%	-4.37%	to	-3.08%
2017		270	$14.11	to	$18.16	$4,533	2.11%	0.05%	to	1.40%	7.86%	to	9.06%
2016		237	$13.06	to	$16.62	$3,658	1.88%	0.10%	to	1.40%	3.74%	to	5.12%
Voya Index Solution Income Portfolio - Service 2 Class													
2020		46	$15.98	to	$18.62	$780	1.58%	0.00%	to	1.40%	1.56%	to	10.77%
2019		48	$14.56	to	$16.81	$736	1.98%	0.00%	to	1.45%	11.06%	to	12.74%
2018		71	$12.99	to	$14.91	$980	1.53%	0.00%	to	1.55%	-4.90%	to	-3.43%
2017		86	$13.66	to	$15.44	$1,245	1.70%	0.00%	to	1.55%	7.22%	to	8.89%
2016		85	$12.74	to	$14.18	$1,145	1.83%	0.00%	to	1.55%	3.24%	to	4.80%
Voya Index Solution Income Portfolio - Service Class													
2020		64	$16.14	to	$20.23	$1,234	1.62%	0.00%	to	1.25%	9.72%	to	11.08%
2019		64	$14.71	to	$18.34	$1,114	2.04%	0.00%	to	1.25%	11.63%	to	12.85%
2018		60	$14.71	to	$16.35	$948	2.37%	0.00%	to	1.10%	-4.26%	to	-3.22%
2017		60	$15.20	to	$17.01	$990	1.82%	0.00%	to	1.10%	7.81%	to	9.04%
2016		59	$13.94	to	$15.70	$895	2.09%	0.00%	to	1.10%	3.81%	to	4.97%
Voya International High Dividend Low Volatility Portfolio - Adviser Class													
2020		15		$11.43		$169	2.73%		0.35%			-1.55%	
2019		17		$11.61		$197	1.55%		0.35%			15.75%	
2018		19		$10.03		$190	1.87%		0.35%			-15.64%	
2017		20		$11.89		$238	1.60%		0.35%			21.20%	
2016		23		$9.81		$223	2.36%		0.35%			1.03%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya International High Dividend Low Volatility Portfolio - Initial Class													
2020		5,917	$10.45	to	$12.74	$66,331	3.33%	0.00%	to	1.50%	-2.23%	to	-0.70%
2019		6,442	$10.68	to	$12.83	$73,467	2.15%	0.00%	to	1.50%	14.96%	to	16.74%
2018		6,988	$9.29	to	$10.99	$69,069	2.19%	0.00%	to	1.50%	-16.23%	to	-14.94%
2017		7,762	$11.09	to	$12.92	$91,104	2.03%	0.00%	to	1.50%	20.52%	to	22.35%
2016		8,386	$9.20	to	$10.56	$81,205	3.37%	0.00%	to	1.50%	0.32%	to	1.83%
Voya International High Dividend Low Volatility Portfolio - Service Class													
2020		4	$12.97	to	$13.96	$54	3.54%	0.50%	to	1.00%	-1.97%	to	3.51%
2019		4	$13.05	to	$14.16	$59	1.46%	0.50%	to	1.10%	15.18%	to	15.65%
2018		6	$11.26	to	$13.03	$78	1.46%	0.00%	to	1.15%	-16.16%	to	-15.78%
2017		13	$13.19	to	$15.18	$196	1.45%	0.10%	to	1.30%	20.66%	to	21.93%
2016		21	$11.13	to	$12.45	$250	2.70%	0.10%	to	1.15%	0.45%	to	1.47%
Voya Solution 2025 Portfolio - Adviser Class													
2020		13		$21.78		$287	1.32%		0.35%			12.91%	
2019		24		$19.29		$468	1.95%		0.35%			17.41%	
2018		28		$16.43		$457	1.88%		0.35%			-6.33%	
2017		29	$17.54	to	$17.89	$501	1.70%	0.35%	to	0.70%	14.24%	to	14.64%
2016		29	$15.30	to	$15.66	$437	1.83%	0.35%	to	0.70%	4.82%	to	5.15%
Voya Solution 2025 Portfolio - Initial Class													
2020		988	$13.69	to	$20.02	$14,803	2.25%	0.00%	to	1.20%	12.49%	to	13.81%
2019		847	$12.12	to	$17.59	$11,199	2.58%	0.00%	to	1.20%	16.97%	to	18.37%
2018		760	$10.32	to	$14.86	$8,566	2.34%	0.00%	to	1.20%	-6.62%	to	-5.47%
2017		725	$11.00	to	$15.72	$8,717	2.90%	0.00%	to	1.20%	14.18%	to	15.59%
2016		211	$10.71	to	$13.60	$2,609	2.29%	0.00%	to	1.20%	4.79%	to	6.17%
Voya Solution 2025 Portfolio - Service 2 Class													
2020		241	$20.59	to	$24.12	$5,546	1.56%	0.10%	to	1.55%	11.66%	to	17.59%
2019		332	$18.44	to	$21.29	$6,734	1.80%	0.10%	to	1.55%	16.12%	to	17.82%
2018		455	$15.88	to	$18.23	$7,854	1.68%	0.00%	to	1.55%	-7.35%	to	-6.08%
2017		471	$17.14	to	$19.07	$8,664	1.83%	0.20%	to	1.55%	13.28%	to	14.88%
2016		689	$15.13	to	$16.78	$11,067	2.07%	0.05%	to	1.55%	4.13%	to	5.73%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2025 Portfolio - Service Class													
2020		6,794	$12.26	to	$25.54	$146,667	1.99%	0.00%	to	1.50%	11.86%	to	13.59%
2019		7,022	$10.83	to	$22.49	$135,241	2.31%	0.00%	to	1.50%	16.38%	to	18.12%
2018		7,484	$13.10	to	$19.04	$124,074	2.03%	0.00%	to	1.50%	-7.13%	to	-5.71%
2017		8,100	$14.02	to	$20.20	$145,817	1.88%	0.00%	to	1.50%	13.61%	to	15.31%
2016		8,622	$12.27	to	$17.52	$135,518	2.08%	0.00%	to	1.50%	4.26%	to	5.93%
Voya Solution 2035 Portfolio - Adviser Class													
2020		16		$23.65		$376	1.65%		0.35%			13.81%	
2019		23		$20.78		$475	2.05%		0.35%			21.10%	
2018		23		$17.16		$401	1.63%		0.35%			-8.87%	
2017		24		$18.83		$460	1.33%		0.35%			18.80%	
2016		24		$15.85		$386	2.44%		0.35%			5.67%	
Voya Solution 2035 Portfolio - Initial Class													
2020		901	$14.19	to	$21.86	$14,901	1.86%	0.00%	to	1.20%	13.30%	to	14.63%
2019		800	$12.47	to	$19.07	$11,644	2.52%	0.00%	to	1.20%	20.81%	to	22.24%
2018		635	$10.28	to	$15.60	$7,686	2.14%	0.00%	to	1.20%	-9.25%	to	-8.07%
2017		517	$11.27	to	$16.97	$6,878	2.29%	0.00%	to	1.20%	18.48%	to	19.84%
2016		246	$10.77	to	$14.16	$3,095	2.09%	0.00%	to	1.20%	5.18%	to	6.47%
Voya Solution 2035 Portfolio - Service 2 Class													
2020		389	$22.95	to	$26.88	$9,833	1.39%	0.00%	to	1.45%	12.67%	to	22.33%
2019		515	$20.37	to	$23.52	$11,338	1.95%	0.00%	to	1.45%	19.89%	to	21.61%
2018		614	$16.99	to	$19.34	$11,164	1.73%	0.00%	to	1.45%	-9.77%	to	-8.38%
2017		618	$18.83	to	$21.11	$12,339	1.49%	0.00%	to	1.45%	17.61%	to	19.27%
2016		785	$15.90	to	$17.70	$13,278	2.00%	0.00%	to	1.55%	4.47%	to	6.12%
Voya Solution 2035 Portfolio - Service Class													
2020		7,282	$12.59	to	$28.02	$170,550	1.74%	0.00%	to	1.50%	12.78%	to	14.46%
2019		7,433	$11.03	to	$24.48	$154,810	2.22%	0.00%	to	1.50%	20.12%	to	21.98%
2018		7,670	$13.30	to	$20.07	$134,108	1.80%	0.00%	to	1.50%	-9.72%	to	-8.31%
2017		8,035	$14.65	to	$21.90	$156,617	1.53%	0.00%	to	1.50%	17.67%	to	19.47%
2016		8,278	$12.37	to	$18.34	$136,495	2.09%	0.00%	to	1.50%	4.62%	to	6.26%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2045 Portfolio - Adviser Class													
2020		1		$24.49		$20	0.00%		0.35%			15.63%	
2019		1		$21.18		$18	0.00%		0.35%			23.21%	
2018		1	$16.68	to	$17.19	$15	0.00%	0.35%	to	1.25%	-11.61%	to	-10.84%
2017		1	$18.87	to	$19.28	$29	0.97%	0.35%	to	1.25%	19.43%	to	20.50%
2016		2	$15.80	to	$16.00	$33	1.35%	0.35%	to	1.25%	4.77%	to	5.75%
Voya Solution 2045 Portfolio - Initial Class													
2020		671	$14.52	to	$23.09	$11,145	1.62%	0.00%	to	1.20%	15.24%	to	16.56%
2019		598	$12.55	to	$19.81	$8,702	2.28%	0.00%	to	1.20%	22.79%	to	24.28%
2018		517	$10.18	to	$15.94	$6,196	1.82%	0.00%	to	1.20%	-11.16%	to	-10.05%
2017		473	$11.40	to	$17.72	$6,333	1.66%	0.00%	to	1.20%	20.06%	to	21.54%
2016		177	$10.82	to	$14.58	$2,351	1.86%	0.00%	to	1.20%	5.36%	to	6.58%
Voya Solution 2045 Portfolio - Service 2 Class													
2020		162	$24.08	to	$28.21	$4,330	1.26%	0.10%	to	1.55%	14.34%	to	26.03%
2019		219	$21.06	to	$24.31	$5,014	1.49%	0.10%	to	1.55%	21.80%	to	23.44%
2018		278	$17.29	to	$19.85	$5,179	1.34%	0.00%	to	1.55%	-11.74%	to	-10.34%
2017		274	$19.59	to	$22.14	$5,732	1.18%	0.00%	to	1.55%	19.16%	to	20.98%
2016		446	$16.44	to	$18.30	$7,798	1.53%	0.00%	to	1.55%	4.65%	to	6.27%
Voya Solution 2045 Portfolio - Service Class													
2020		5,167	$12.94	to	$29.50	$126,807	1.55%	0.00%	to	1.50%	14.54%	to	16.29%
2019		5,299	$11.16	to	$25.37	$113,924	1.98%	0.00%	to	1.50%	22.06%	to	23.93%
2018		5,356	$13.13	to	$20.48	$94,948	1.44%	0.00%	to	1.50%	-11.56%	to	-10.19%
2017		5,993	$14.75	to	$22.81	$122,145	1.07%	0.00%	to	1.50%	19.44%	to	21.27%
2016		6,073	$12.28	to	$18.81	$102,771	1.64%	0.00%	to	1.50%	4.85%	to	6.39%
Voya Solution 2055 Portfolio - Initial Class													
2020		345	$14.53	to	$28.46	$6,151	1.47%	0.00%	to	1.20%	14.99%	to	16.40%
2019		257	$12.58	to	$24.45	$4,029	1.81%	0.00%	to	1.20%	23.32%	to	24.74%
2018		179	$10.16	to	$19.60	$2,280	1.76%	0.00%	to	1.20%	-11.40%	to	-10.30%
2017		144	$11.41	to	$21.85	$2,039	1.41%	0.00%	to	1.20%	20.46%	to	21.93%
2016		85	$10.85	to	$17.92	$1,073	1.15%	0.00%	to	1.20%	5.44%	to	6.73%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2055 Portfolio - Service 2 Class													
2020		47	$23.75	to	$26.99	$1,207	0.69%	0.10%	to	1.30%	1.31%	to	26.59%
2019		76	$20.76	to	$23.32	$1,692	1.16%	0.10%	to	1.30%	22.62%	to	24.01%
2018		89	$16.93	to	$18.94	$1,581	1.20%	0.00%	to	1.30%	-11.69%	to	-10.87%
2017		71	$19.35	to	$20.88	$1,429	0.97%	0.20%	to	1.20%	20.22%	to	21.31%
2016		86	$15.95	to	$17.22	$1,438	1.29%	0.20%	to	1.35%	4.80%	to	6.03%
Voya Solution 2055 Portfolio - Service Class													
2020		1,651	$12.97	to	$27.72	$39,566	1.32%	0.00%	to	1.50%	14.27%	to	16.03%
2019		1,440	$11.21	to	$23.89	$30,438	1.71%	0.00%	to	1.50%	22.67%	to	24.49%
2018		1,264	$16.85	to	$19.19	$22,428	1.21%	0.00%	to	1.50%	-11.92%	to	-10.54%
2017		1,256	$19.12	to	$21.45	$25,364	0.92%	0.00%	to	1.50%	19.86%	to	21.67%
2016		1,103	$15.59	to	$17.63	$18,451	1.38%	0.00%	to	1.50%	4.86%	to	6.46%
Voya Solution 2065 Portfolio - Service Class													
2020	8/12/2020	30	$11.66	to	$11.74	$353	(e)	0.30%	to	1.50%		(e)	
2019		(e)		(e)		(e)	(e)		(e)			(e)	
2018		(e)		(e)		(e)	(e)		(e)			(e)	
2017		(e)		(e)		(e)	(e)		(e)			(e)	
2016		(e)		(e)		(e)	(e)		(e)			(e)	
Voya Solution Balanced Portfolio - Service Class													
2020		372	$16.85	to	$19.74	$6,601	1.97%	0.25%	to	1.50%	11.22%	to	44.88%
2019		365	$15.15	to	$17.42	$5,786	2.23%	0.30%	to	1.50%	17.72%	to	19.15%
2018		377	$12.87	to	$14.62	$5,049	1.83%	0.30%	to	1.50%	-8.07%	to	-7.00%
2017		436	$14.00	to	$15.80	$6,414	1.43%	0.25%	to	1.50%	12.99%	to	14.49%
2016		374	$12.39	to	$13.80	$4,837	2.32%	0.25%	to	1.50%	4.73%	to	6.07%
Voya Solution Income Portfolio - Adviser Class													
2020		23		$19.65		$461	1.52%		0.35%			11.21%	
2019		48		$17.67		$855	2.68%		0.35%			12.48%	
2018		50		$15.71		$785	2.22%		0.35%			-3.56%	
2017		51		$16.29		$836	1.92%		0.35%			8.67%	
2016		67		$14.99		$1,009	0.97%		0.35%			3.88%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution Income Portfolio - Initial Class													
2020		786	$12.80	to	$16.55	$11,849	2.44%	0.00%	to	1.20%	10.86%	to	12.20%
2019		623	$11.50	to	$14.75	$8,415	3.09%	0.00%	to	1.20%	12.08%	to	13.37%
2018		654	$10.22	to	$13.01	$7,904	2.83%	0.00%	to	1.20%	-4.04%	to	-2.84%
2017		697	$10.59	to	$13.39	$8,750	2.82%	0.00%	to	1.20%	8.37%	to	9.66%
2016		553	$10.51	to	$12.21	$6,602	1.24%	0.00%	to	1.20%	3.55%	to	4.81%
Voya Solution Income Portfolio - Service 2 Class													
2020		179	$16.11	to	$19.08	$3,245	1.92%	0.00%	to	1.55%	0.68%	to	15.34%
2019		206	$14.65	to	$17.08	$3,320	2.48%	0.00%	to	1.55%	11.24%	to	12.96%
2018		259	$13.17	to	$15.12	$3,691	2.09%	0.00%	to	1.55%	-4.70%	to	-3.20%
2017		320	$13.82	to	$15.62	$4,736	1.96%	0.00%	to	1.55%	7.55%	to	9.23%
2016		408	$12.85	to	$14.30	$5,591	1.03%	0.00%	to	1.55%	2.72%	to	4.30%
Voya Solution Income Portfolio - Service Class													
2020		2,084	$11.76	to	$21.98	$37,924	2.34%	0.00%	to	1.50%	2.99%	to	11.97%
2019		2,341	$10.54	to	$19.63	$38,441	2.77%	0.00%	to	1.50%	11.39%	to	13.14%
2018		2,857	$13.44	to	$17.35	$43,388	2.37%	0.00%	to	1.50%	-4.50%	to	-3.03%
2017		3,498	$13.99	to	$17.90	$55,737	2.17%	0.00%	to	1.50%	7.64%	to	9.29%
2016		4,322	$12.91	to	$16.38	$63,458	1.09%	0.00%	to	1.50%	2.92%	to	4.47%
Voya Solution Moderately Conservative Portfolio - Service Class													
2020		502	$15.62	to	$18.29	$8,319	2.19%	0.25%	to	1.50%	9.69%	to	10.99%
2019		509	$14.24	to	$16.38	$7,654	1.97%	0.30%	to	1.50%	13.20%	to	14.63%
2018		467	$12.58	to	$14.37	$6,159	2.02%	0.25%	to	1.50%	-5.63%	to	-4.45%
2017		529	$13.33	to	$15.04	$7,396	2.24%	0.25%	to	1.50%	8.64%	to	10.02%
2016		501	$12.27	to	$13.67	$6,427	2.58%	0.25%	to	1.50%	4.25%	to	5.56%
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class													
2020		1	$33.31			$35	0.00%	0.35%			3.00%		
2019		2	$32.34			$51	0.00%	0.35%			29.72%		
2018		2	$24.93			$39	1.79%	0.35%			-14.80%		
2017		3	$29.26			$73	0.89%	0.35%			10.50%		
2016		3	$26.48			$75	1.35%	0.35%			23.28%		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® American Century Small-Mid Cap Value Portfolio - Initial Class													
2020		1,164	$12.21	to	$30.99	$33,478	1.45%	0.00%	to	1.40%	2.41%	to	3.85%
2019		1,239	$11.87	to	$29.84	$34,644	1.44%	0.00%	to	1.40%	29.12%	to	30.93%
2018		1,535	$9.15	to	$22.79	$33,150	1.30%	0.00%	to	1.40%	-15.34%	to	-14.13%
2017		1,550	$10.76	to	$26.54	$39,257	1.29%	0.00%	to	1.40%	9.92%	to	11.42%
2016		1,436	$17.78	to	$23.82	$32,821	1.52%	0.00%	to	1.40%	22.65%	to	24.39%
VY® American Century Small-Mid Cap Value Portfolio - Service Class													
2020		2,200	$11.62	to	$51.47	$62,126	1.22%	0.00%	to	1.50%	1.99%	to	40.10%
2019		2,472	$11.26	to	$49.72	$67,826	1.22%	0.00%	to	1.50%	28.73%	to	30.67%
2018		1,924	$20.50	to	$38.05	$57,494	1.06%	0.00%	to	1.50%	-15.64%	to	-14.34%
2017		2,082	$24.15	to	$44.42	$73,631	1.08%	0.00%	to	1.50%	9.48%	to	11.11%
2016		2,114	$21.93	to	$39.98	$68,126	1.25%	0.00%	to	1.50%	22.22%	to	24.08%
VY® Baron Growth Portfolio - Adviser Class													
2020		8		$47.44		$377	0.00%		0.35%			32.40%	
2019		10		$35.83		$351	0.00%		0.35%			37.75%	
2018		11		$26.01		$277	0.00%		0.35%			-2.47%	
2017		15		$26.67		$393	0.60%		0.35%			27.42%	
2016		15		$20.93		$315	0.00%		0.35%			4.70%	
VY® Baron Growth Portfolio - Service Class													
2020		3,550	$14.80	to	$81.22	$183,870	0.00%	0.00%	to	1.50%	27.93%	to	100.55%
2019		3,965	$11.14	to	$60.95	$156,083	0.00%	0.00%	to	1.50%	36.46%	to	38.55%
2018		3,388	$13.26	to	$44.00	$122,163	0.00%	0.00%	to	1.50%	-3.36%	to	-1.90%
2017		3,498	$13.69	to	$44.85	$130,478	0.74%	0.00%	to	1.50%	26.29%	to	28.22%
2016		4,507	$10.81	to	$34.98	$123,986	0.00%	0.00%	to	1.50%	3.77%	to	5.33%
VY® Columbia Contrarian Core Portfolio - Service Class													
2020		277	$25.59	to	$66.02	$14,233	0.00%	0.00%	to	1.50%	19.63%	to	31.34%
2019		307	$21.26	to	$54.36	$13,169	1.82%	0.00%	to	1.50%	31.09%	to	33.07%
2018		345	$16.12	to	$40.85	$11,187	0.91%	0.00%	to	1.50%	-10.36%	to	-9.00%
2017		401	$17.88	to	$44.89	$14,546	0.98%	0.00%	to	1.50%	19.78%	to	21.60%
2016		453	$14.84	to	$36.92	$13,696	3.34%	0.00%	to	1.50%	6.79%	to	8.43%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Columbia Small Cap Value II Portfolio - Adviser Class													
2020		7	$21.18			$153	0.00%	0.35%			8.89%		
2019		7	$19.45			$145	0.00%	0.35%			19.47%		
2018		8	$16.28			$125	0.00%	0.35%			-18.27%		
2017		8	$19.92			$167	0.16%	0.35%			10.30%		
2016		9	$18.06			$159	0.04%	0.35%			22.94%		
VY® Columbia Small Cap Value II Portfolio - Service Class													
2020		283	$20.21	to	$24.29	$6,279	0.56%	0.25%	to	1.50%	7.90%	to	27.11%
2019		283	$18.73	to	$22.08	$5,775	0.34%	0.30%	to	1.50%	18.39%	to	19.87%
2018		321	$15.82	to	$18.56	$5,486	0.27%	0.25%	to	1.50%	-19.00%	to	-17.98%
2017		334	$19.53	to	$22.63	$7,003	0.28%	0.25%	to	1.50%	9.29%	to	10.66%
2016		373	$17.78	to	$20.64	$7,084	0.26%	0.15%	to	1.50%	21.90%	to	23.34%
VY® Invesco Comstock Portfolio - Adviser Class													
2020		10	$24.63			$238	1.61%	0.35%			-1.08%		
2019		10	$24.90			$260	2.05%	0.35%			24.44%		
2018		11	$20.01			$228	0.90%	0.35%			-12.89%		
2017		19	$22.97			$438	0.97%	0.35%			16.90%		
2016		21	$19.65			$408	2.11%	0.35%			17.10%		
VY® Invesco Comstock Portfolio - Service Class													
2020		2,018	$11.23	to	$33.39	$53,452	1.87%	0.00%	to	1.95%	-2.39%	to	70.99%
2019		2,230	$11.32	to	$33.58	$60,153	2.39%	0.00%	to	1.95%	22.76%	to	25.26%
2018		2,329	$15.99	to	$26.84	$54,176	1.35%	0.00%	to	1.95%	-14.10%	to	-12.38%
2017		2,571	$18.42	to	$30.79	$68,978	1.16%	0.00%	to	1.95%	15.37%	to	17.67%
2016		2,810	$15.79	to	$26.47	$64,533	2.36%	0.00%	to	1.95%	15.44%	to	17.83%
VY® Invesco Equity and Income Portfolio - Adviser Class													
2020		63	$25.13			$1,591	1.30%	0.35%			9.02%		
2019		65	$23.05			$1,487	1.62%	0.35%			19.06%		
2018		70	$19.36			$1,346	1.51%	0.35%			-10.20%		
2017		72	$21.56			$1,561	1.28%	0.35%			9.94%		
2016		81	$19.61			$1,585	1.55%	0.35%			14.28%		

308

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Invesco Equity and Income Portfolio - Initial Class												
2020	11,219	$11.96	to	$30.28	$276,337	1.72%	0.00%	to	1.95%	7.81%	to	9.99%
2019	12,440	$10.91	to	$27.53	$281,505	2.08%	0.00%	to	1.95%	17.77%	to	20.11%
2018	13,640	$11.22	to	$23.79	$259,611	1.98%	0.00%	to	1.95%	-11.21%	to	-9.44%
2017	15,337	$12.49	to	$26.27	$326,650	2.18%	0.00%	to	1.95%	8.71%	to	10.91%
2016	16,739	$11.35	to	$23.69	$320,439	1.99%	0.00%	to	1.95%	13.03%	to	15.28%
VY® Invesco Equity and Income Portfolio - Service Class												
2020	46	$14.56	to	$81.51	$1,000	1.46%	0.00%	to	1.15%	8.41%	to	9.63%
2019	55	$13.43	to	$77.81	$1,061	1.70%	0.00%	to	1.15%	18.43%	to	19.82%
2018	75	$11.34	to	$65.44	$1,169	1.63%	0.00%	to	1.15%	-10.71%	to	-9.67%
2017	98	$12.70	to	$72.99	$1,649	1.60%	0.00%	to	1.15%	9.51%	to	10.61%
2016	115	$11.58	to	$66.49	$1,687	1.84%	0.00%	to	1.25%	13.53%	to	14.99%
VY® Invesco Oppenheimer Global Portfolio - Adviser Class												
2020	8	$33.97			$286	0.72%	0.35%			26.75%		
2019	10	$26.80			$266	0.00%	0.35%			30.60%		
2018	11	$20.52			$219	1.49%	0.35%			-13.89%		
2017	19	$23.83			$453	0.74%	0.35%			35.32%		
2016	21	$17.61			$373	0.75%	0.35%			-0.62%		
VY® Invesco Oppenheimer Global Portfolio - Initial Class												
2020	18,835	$14.58	to	$43.94	$681,765	1.04%	0.00%	to	1.80%	19.68%	to	84.17%
2019	21,035	$11.45	to	$33.95	$603,394	0.50%	0.00%	to	1.80%	29.47%	to	31.81%
2018	22,797	$15.32	to	$26.86	$512,694	1.64%	0.00%	to	1.80%	-14.76%	to	-13.20%
2017	24,766	$17.81	to	$30.95	$649,773	1.10%	0.00%	to	1.80%	34.07%	to	36.54%
2016	26,549	$13.17	to	$22.67	$512,098	1.18%	0.00%	to	1.80%	-1.57%	to	0.23%
VY® Invesco Oppenheimer Global Portfolio - Service Class												
2020	53	$40.44	to	$42.37	$2,249	0.85%	1.00%	to	1.25%	25.86%	to	26.14%
2019	52	$32.13	to	$33.59	$1,758	0.19%	1.00%	to	1.25%	29.82%	to	30.14%
2018	53	$24.75	to	$25.81	$1,362	1.39%	1.00%	to	1.25%	-14.48%	to	-14.25%
2017	55	$28.94	to	$30.10	$1,667	0.94%	1.00%	to	1.25%	34.42%	to	34.80%
2016	49	$21.53	to	$22.33	$1,103	0.93%	1.00%	to	1.25%	-1.24%	to	-1.02%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class													
2020		7	$30.19			$202	0.85%	0.35%			-0.26%		
2019		9	$30.27			$270	0.78%	0.35%			25.34%		
2018		10	$24.15			$244	1.01%	0.35%			-12.66%		
2017		13	$27.65			$351	0.37%	0.35%			13.00%		
2016		14	$24.47			$344	0.46%	0.35%			14.03%		
VY® JPMorgan Mid Cap Value Portfolio - Initial Class													
2020		937	$11.88	to	$20.48	$18,652	1.17%	0.75%	to	0.95%	-0.42%	to	-0.19%
2019		1,062	$11.93	to	$20.52	$21,263	1.20%	0.75%	to	0.95%	25.32%	to	25.50%
2018		1,206	$9.52	to	$16.35	$19,362	1.40%	0.75%	to	0.95%	-12.82%	to	-12.61%
2017		1,300	$10.92	to	$18.71	$24,121	1.24%	0.75%	to	0.95%	13.12%		
2016		510	$16.54			$8,433	0.95%	0.85%			13.99%		
VY® JPMorgan Mid Cap Value Portfolio - Service Class													
2020		1,269	$23.53	to	$50.42	$52,345	0.97%	0.00%	to	1.50%	-1.22%	to	0.28%
2019		1,443	$23.68	to	$50.28	$60,015	0.95%	0.00%	to	1.50%	24.34%	to	26.20%
2018		1,639	$18.93	to	$39.84	$54,651	1.12%	0.00%	to	1.50%	-13.50%	to	-12.18%
2017		1,852	$21.75	to	$45.37	$70,926	0.60%	0.00%	to	1.50%	12.03%	to	13.73%
2016		1,997	$19.30	to	$39.90	$67,799	0.67%	0.00%	to	1.50%	12.99%	to	14.70%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class													
2020		9	$49.27			$454	0.00%	0.35%			30.79%		
2019		10	$37.67			$388	0.29%	0.35%			36.09%		
2018		11	$27.68			$292	0.00%	0.35%			-4.12%		
2017		11	$28.87			$331	0.25%	0.35%			23.69%		
2016		14	$23.34			$319	0.02%	0.35%			6.58%		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class													
2020		12,071	$14.70	to	$62.13	$610,289	0.09%	0.00%	to	1.50%	22.49%	to	31.85%
2019		13,267	$11.19	to	$47.13	$515,075	0.30%	0.00%	to	1.50%	35.15%	to	37.21%
2018		13,886	$21.35	to	$34.35	$403,457	0.19%	0.00%	to	1.50%	-4.67%	to	-3.21%
2017		15,001	$22.26	to	$35.50	$456,024	0.63%	0.00%	to	1.50%	22.95%	to	24.82%
2016		15,939	$18.00	to	$28.44	$389,971	0.31%	0.00%	to	1.50%	5.84%	to	7.44%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class												
2020	35	$35.36	to	$56.00	$1,388	0.08%	0.25%	to	1.25%	8.35%	to	31.09%
2019	41	$27.25	to	$42.72	$1,259	0.24%	0.25%	to	1.25%	35.24%	to	36.53%
2018	49	$20.15	to	$31.29	$1,206	0.00%	0.25%	to	1.25%	-4.68%	to	-3.66%
2017	53	$21.14	to	$32.48	$1,378	0.44%	0.25%	to	1.25%	22.91%	to	24.11%
2016	50	$17.20	to	$26.17	$1,069	0.09%	0.25%	to	1.25%	5.91%	to	6.82%
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class												
2020	25		$51.42		$1,262	0.00%		0.35%			35.53%	
2019	28		$37.94		$1,070	0.00%		0.35%			29.71%	
2018	32		$29.25		$928	0.00%		0.35%			-1.91%	
2017	56		$29.82		$1,656	0.00%		0.35%			32.42%	
2016	50		$22.52		$1,119	0.00%		0.35%			0.67%	
VY® T. Rowe Price Growth Equity Portfolio - Initial Class												
2020	9,759	$15.55	to	$124.05	$713,552	0.00%	0.00%	to	1.50%	29.53%	to	36.70%
2019	10,261	$11.41	to	$91.45	$556,786	0.20%	0.00%	to	1.50%	28.88%	to	30.84%
2018	8,845	$22.50	to	$72.09	$449,287	0.25%	0.00%	to	1.50%	-2.60%	to	-1.08%
2017	9,153	$23.10	to	$72.88	$469,719	0.05%	0.00%	to	1.50%	31.59%	to	33.60%
2016	9,257	$17.55	to	$54.56	$359,212	0.00%	0.00%	to	1.50%	0.00%	to	1.51%
VY® T. Rowe Price Growth Equity Portfolio - Service Class												
2020	59	$48.11	to	$62.52	$3,493	0.00%	0.00%	to	1.55%	18.03%	to	36.36%
2019	75	$36.40	to	$45.85	$3,244	0.00%	0.00%	to	1.45%	28.58%	to	30.48%
2018	102	$28.31	to	$35.14	$3,407	0.05%	0.00%	to	1.45%	-2.75%	to	-1.32%
2017	118	$29.11	to	$35.61	$3,994	0.00%	0.00%	to	1.45%	31.30%	to	33.22%
2016	139	$22.17	to	$26.75	$3,555	0.00%	0.00%	to	1.45%	-0.18%	to	1.25%
Voya Corporate Leaders 100 Fund - Class I												
2020	579	$14.69	to	$17.11	$9,533	2.11%	0.25%	to	1.50%	10.24%	to	26.09%
2019	531	$13.25	to	$15.30	$7,835	2.12%	0.30%	to	1.50%	26.62%	to	28.25%
2018	539	$10.40	to	$11.95	$6,239	2.21%	0.25%	to	1.50%	-8.13%	to	-7.00%
2017	468	$11.26	to	$12.85	$5,878	2.18%	0.25%	to	1.50%	17.60%	to	19.09%
2016	330	$10.57	to	$10.79	$3,517	2.48%	0.25%	to	1.50%	10.10%	to	11.47%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Strategic Allocation Conservative Portfolio - Class I													
2020		1,114	$17.41	to	$35.67	$33,734	2.37%	0.00%	to	1.50%	8.79%	to	10.45%
2019		1,105	$15.90	to	$32.43	$30,351	2.72%	0.00%	to	1.50%	13.11%	to	14.84%
2018		1,103	$13.98	to	$32.37	$26,327	2.75%	0.00%	to	1.50%	-5.49%	to	-4.02%
2017		1,151	$14.69	to	$33.73	$28,660	2.48%	0.00%	to	1.50%	8.87%	to	10.54%
2016		1,361	$13.41	to	$30.51	$31,090	2.97%	0.00%	to	1.50%	4.11%	to	5.68%
Voya Strategic Allocation Growth Portfolio - Class I													
2020		2,300	$18.76	to	$46.11	$78,267	1.90%	0.00%	to	1.95%	12.15%	to	14.40%
2019		2,388	$16.54	to	$40.49	$71,733	2.64%	0.00%	to	1.95%	20.43%	to	22.86%
2018		2,476	$13.59	to	$35.34	$60,918	2.13%	0.00%	to	1.95%	-10.09%	to	-8.32%
2017		2,690	$14.96	to	$38.55	$72,444	1.73%	0.00%	to	1.95%	15.60%	to	17.92%
2016		3,025	$12.80	to	$32.70	$69,555	2.66%	0.00%	to	1.95%	4.81%	to	6.93%
Voya Strategic Allocation Moderate Portfolio - Class I													
2020		2,029	$18.22	to	$41.89	$63,521	2.16%	0.00%	to	1.50%	8.95%	to	12.77%
2019		2,163	$16.31	to	$37.33	$60,494	2.83%	0.00%	to	1.50%	17.49%	to	19.27%
2018		2,310	$13.80	to	$33.56	$54,755	2.42%	0.00%	to	1.50%	-7.49%	to	-6.05%
2017		2,560	$14.82	to	$35.72	$64,749	1.97%	0.00%	to	1.50%	12.79%	to	14.53%
2016		2,828	$13.06	to	$31.20	$62,777	2.66%	0.00%	to	1.50%	5.02%	to	6.68%
Voya Growth and Income Portfolio - Class A													
2020		56		$28.27		$1,587	0.90%		0.35%			16.34%	
2019		63		$24.30		$1,537	1.28%		0.35%			27.83%	
2018		67		$19.01		$1,271	1.39%		0.35%			-5.19%	
2017		73		$20.05		$1,456	1.38%		0.35%			19.35%	
2016		78		$16.80		$1,308	1.48%		0.35%			8.88%	
Voya Growth and Income Portfolio - Class I													
2020		19,715	$13.23	to	$892.37	$1,261,656	1.27%	0.00%	to	1.95%	14.94%	to	25.35%
2019		21,954	$11.32	to	$768.20	$1,215,091	1.65%	0.00%	to	1.95%	26.38%	to	28.90%
2018		24,740	$17.26	to	$601.68	$1,069,882	1.82%	0.00%	to	1.95%	-6.30%	to	-4.45%
2017		27,824	$18.23	to	$635.67	$1,266,962	1.81%	0.00%	to	1.95%	17.98%	to	20.37%
2016		30,717	$15.28	to	$533.22	$1,180,483	1.95%	0.00%	to	1.95%	7.66%	to	9.77%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Growth and Income Portfolio - Class S													
2020		10	$26.66	to	$41.49	$298	1.12%	0.40%	to	1.35%	15.34%	to	25.27%
2019		9	$23.03	to	$35.44	$236	1.41%	0.45%	to	1.35%	26.82%	to	27.99%
2018		9	$18.10	to	$27.69	$190	1.10%	0.45%	to	1.35%	-5.96%	to	-5.11%
2017		14	$19.18	to	$29.18	$355	1.56%	0.10%	to	1.35%	18.66%	to	19.94%
2016		16	$16.13	to	$24.41	$335	1.86%	0.10%	to	1.45%	8.11%	to	9.35%
Voya Global High Dividend Low Volatility Portfolio - Class I													
2020		5,984	$10.82	to	$13.64	$75,550	2.29%	0.00%	to	1.55%	-2.80%	to	16.67%
2019		6,754	$10.95	to	$13.75	$86,802	2.82%	0.00%	to	1.55%	19.83%	to	21.68%
2018		6,855	$10.61	to	$11.30	$74,924	5.37%	0.00%	to	1.55%	-10.31%	to	-8.87%
2017		7,484	$11.83	to	$12.43	$90,478	2.27%	0.00%	to	1.55%	21.83%	to	23.75%
2016		8,952	$9.71	to	$10.05	$88,186	2.79%	0.00%	to	1.55%	4.40%	to	6.03%
Voya Global High Dividend Low Volatility Portfolio - Class S													
2020		785	$12.91	to	$13.59	$10,150	2.02%	0.35%	to	1.20%	-2.27%	to	-1.45%
2019		877	$13.21	to	$13.79	$11,598	2.60%	0.35%	to	1.20%	19.98%	to	20.96%
2018		965	$10.99	to	$11.56	$10,636	4.58%	0.00%	to	1.25%	-10.21%	to	-9.12%
2017		1,049	$12.24	to	$12.72	$12,878	2.08%	0.00%	to	1.25%	21.91%	to	23.50%
2016		1,119	$10.04	to	$10.30	$11,258	2.53%	0.00%	to	1.25%	4.47%	to	5.75%
Voya Index Plus LargeCap Portfolio - Class I													
2020		7,540	$13.18	to	$69.47	$405,124	1.48%	0.00%	to	1.95%	1.57%	to	15.94%
2019		8,283	$11.41	to	$60.18	$386,977	1.55%	0.00%	to	1.95%	27.51%	to	30.03%
2018		9,223	$16.17	to	$48.43	$334,558	1.53%	0.00%	to	1.95%	-8.64%	to	-6.80%
2017		9,566	$17.62	to	$51.97	$377,022	1.58%	0.00%	to	1.95%	22.20%	to	24.64%
2016		10,427	$14.35	to	$41.70	$332,137	1.66%	0.00%	to	1.95%	8.14%	to	10.29%
Voya Index Plus LargeCap Portfolio - Class S													
2020		4	$33.37			$130	1.78%	0.35%			15.23%		
2019		7	$28.96			$207	1.55%	0.35%			29.29%		
2018		8	$22.40			$181	1.05%	0.35%			-7.36%		
2017		8	$24.18			$201	0.88%	0.35%			23.87%		
2016		15	$19.52			$298	1.44%	0.35%			9.60%		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Plus MidCap Portfolio - Class I													
2020		6,390	$12.07	to	$71.61	$298,527	1.26%	0.00%	to	1.95%	6.15%	to	8.25%
2019		7,153	$11.18	to	$66.15	$310,525	1.35%	0.00%	to	1.95%	24.66%	to	27.09%
2018		6,970	$17.16	to	$52.05	$271,771	1.11%	0.00%	to	1.95%	-16.01%	to	-14.32%
2017		7,743	$20.22	to	$60.77	$357,140	1.28%	0.00%	to	1.95%	11.36%	to	13.57%
2016		8,805	$17.96	to	$53.51	$361,836	0.99%	0.00%	to	1.95%	15.87%	to	18.18%
Voya Index Plus MidCap Portfolio - Class S													
2020		1	$29.00			$43	1.96%	0.35%			7.61%		
2019		2	$26.95			$59	1.69%	0.35%			26.29%		
2018		3	$21.34			$59	1.54%	0.35%			-14.84%		
2017		3	$25.06			$71	0.84%	0.35%			12.93%		
2016		13	$22.19			$282	0.88%	0.35%			17.41%		
Voya Index Plus SmallCap Portfolio - Class I													
2020		3,284	$21.83	to	$49.70	$126,192	0.99%	0.00%	to	1.95%	-0.43%	to	32.65%
2019		3,608	$20.90	to	$47.16	$132,714	1.04%	0.00%	to	1.95%	19.46%	to	21.85%
2018		4,022	$17.32	to	$38.72	$122,776	0.96%	0.00%	to	1.95%	-14.10%	to	-12.38%
2017		4,378	$19.95	to	$44.20	$154,397	0.86%	0.00%	to	1.95%	7.83%	to	9.92%
2016		5,041	$18.31	to	$40.21	$163,309	0.81%	0.00%	to	1.95%	24.85%	to	27.36%
Voya Index Plus SmallCap Portfolio - Class S													
2020		6	$25.70			$146	0.64%	0.35%			4.73%		
2019		7	$24.54			$165	0.63%	0.35%			21.13%		
2018		8	$20.26			$155	0.57%	0.35%			-12.94%		
2017		8	$23.27			$193	0.50%	0.35%			9.25%		
2016		13	$21.30			$275	0.61%	0.35%			26.56%		
Voya International Index Portfolio - Class I													
2020		3,509	$11.22	to	$21.93	$45,069	2.48%	0.00%	to	1.65%	6.11%	to	8.28%
2019		3,662	$10.57	to	$20.52	$43,908	3.01%	0.00%	to	1.65%	19.44%	to	21.42%
2018		3,694	$8.85	to	$17.06	$37,196	2.96%	0.00%	to	1.65%	-15.15%	to	-13.74%
2017		3,510	$10.43	to	$19.96	$41,414	2.37%	0.00%	to	1.65%	22.85%	to	24.92%
2016		3,133	$8.49	to	$16.14	$29,891	3.03%	0.00%	to	1.65%	-0.82%	to	0.82%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya International Index Portfolio - Class S													
2020		—		$21.71		$11	0.00%		0.35%			7.26%	
2019		—		$20.24		$9	0.00%		0.35%			20.62%	
2018		—		$16.78		$7	0.00%		0.35%			-14.17%	
2017		1		$19.55		$10	2.40%		0.35%			24.05%	
2016		—		$15.76		$7	2.76%		0.35%			0.19%	
Voya Russell™ Large Cap Growth Index Portfolio - Class I													
2020		2,233	$59.78	to	$71.19	$140,664	0.54%	0.00%	to	1.50%	25.39%	to	60.74%
2019		2,107	$43.83	to	$51.41	$97,199	0.91%	0.00%	to	1.50%	33.83%	to	35.83%
2018		1,942	$32.75	to	$37.85	$66,554	1.11%	0.00%	to	1.50%	-2.44%	to	-0.97%
2017		1,801	$33.57	to	$38.22	$63,047	1.12%	0.00%	to	1.50%	29.31%	to	31.25%
2016		1,518	$25.96	to	$29.12	$40,899	1.20%	0.00%	to	1.50%	4.97%	to	6.59%
Voya Russell™ Large Cap Growth Index Portfolio - Class S													
2020		55	$59.12	to	$66.81	$3,572	0.48%	0.00%	to	1.35%	32.44%	to	38.11%
2019		57	$43.38	to	$48.52	$2,678	0.69%	0.00%	to	1.35%	33.64%	to	35.49%
2018		48	$32.46	to	$36.27	$1,671	0.89%	0.00%	to	1.35%	-2.55%	to	-1.22%
2017		41	$33.30	to	$37.43	$1,474	0.92%	0.00%	to	1.35%	29.37%	to	30.93%
2016		43	$26.08	to	$28.59	$1,182	1.07%	0.00%	to	1.20%	5.03%	to	6.32%
Voya Russell™ Large Cap Index Portfolio - Class I													
2020		7,183	$28.87	to	$35.15	$229,256	1.38%	0.00%	to	1.60%	3.92%	to	21.84%
2019		6,740	$24.07	to	$28.85	$177,976	1.61%	0.00%	to	1.60%	29.27%	to	31.38%
2018		6,414	$18.62	to	$21.96	$130,188	1.65%	0.00%	to	1.60%	-5.00%	to	-3.47%
2017		5,837	$19.60	to	$22.75	$123,610	1.60%	0.00%	to	1.60%	20.62%	to	22.57%
2016		5,397	$16.11	to	$18.56	$93,725	1.75%	0.00%	to	1.70%	9.07%	to	10.94%
Voya Russell™ Large Cap Index Portfolio - Class S													
2020		11		$47.53		$540	1.17%		0.95%			20.42%	
2019		12		$39.47		$489	1.54%		0.95%			29.71%	
2018		14		$30.43		$423	1.39%		0.95%			-4.58%	
2017		14		$31.89		$441	1.38%		0.95%			21.12%	
2016		15		$26.33		$400	1.61%		0.95%			9.66%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Large Cap Value Index Portfolio - Class I													
2020		16	$30.19	to	$30.54	$493	0.97%	1.15%	to	1.25%	0.23%	to	0.33%
2019		18	$30.12	to	$30.44	$536	2.38%	1.15%	to	1.25%	24.36%	to	24.45%
2018		23	$24.22	to	$24.46	$558	2.28%	1.15%	to	1.25%	-7.80%	to	-7.70%
2017		25	$26.27	to	$26.84	$672	2.20%	1.00%	to	1.25%	12.07%	to	12.19%
2016		21	$23.44	to	$23.62	$490	1.62%	1.15%	to	1.25%	14.17%	to	14.33%
Voya Russell™ Large Cap Value Index Portfolio - Class S													
2020		656	$28.46	to	$33.90	$19,713	0.91%	0.00%	to	1.50%	-0.32%	to	10.61%
2019		654	$28.55	to	$33.50	$19,633	2.17%	0.00%	to	1.50%	23.75%	to	25.61%
2018		620	$23.07	to	$26.67	$14,982	2.02%	0.00%	to	1.50%	-8.27%	to	-6.85%
2017		612	$25.15	to	$28.63	$16,042	1.91%	0.00%	to	1.50%	11.53%	to	13.21%
2016		571	$22.55	to	$25.29	$13,396	1.30%	0.00%	to	1.50%	13.60%	to	15.32%
Voya Russell™ Mid Cap Growth Index Portfolio - Class S													
2020		452	$52.18	to	$62.14	$25,054	0.16%	0.00%	to	1.50%	27.91%	to	34.53%
2019		501	$39.37	to	$46.19	$20,857	0.57%	0.00%	to	1.50%	32.51%	to	34.51%
2018		492	$29.71	to	$34.34	$15,370	0.43%	0.00%	to	1.50%	-6.78%	to	-5.37%
2017		487	$31.87	to	$36.29	$16,225	0.66%	0.00%	to	1.50%	22.48%	to	24.37%
2016		473	$26.02	to	$29.18	$12,817	0.69%	0.00%	to	1.50%	5.26%	to	6.81%
Voya Russell™ Mid Cap Index Portfolio - Class I													
2020		8,185	$12.88	to	$32.49	$204,187	1.26%	0.00%	to	1.60%	13.37%	to	22.35%
2019		8,567	$11.08	to	$27.85	$183,792	1.55%	0.00%	to	1.60%	27.88%	to	29.96%
2018		8,181	$10.05	to	$21.43	$140,564	1.48%	0.00%	to	1.60%	-10.72%	to	-9.31%
2017		8,340	$11.16	to	$23.63	$159,494	1.56%	0.00%	to	1.60%	16.11%	to	17.97%
2016		5,610	$11.17	to	$20.03	$105,572	1.26%	0.00%	to	1.70%	11.48%	to	13.42%
Voya Russell™ Small Cap Index Portfolio - Class I													
2020		5,179	$13.27	to	$31.92	$108,900	0.94%	0.00%	to	1.50%	6.52%	to	31.52%
2019		4,975	$11.13	to	$26.70	$89,526	1.13%	0.00%	to	1.50%	23.32%	to	25.18%
2018		4,174	$9.77	to	$21.33	$67,456	1.16%	0.00%	to	1.55%	-12.65%	to	-11.27%
2017		3,853	$11.09	to	$24.04	$70,922	1.15%	0.00%	to	1.55%	12.55%	to	14.26%
2016		2,347	$12.42	to	$21.04	$45,782	1.24%	0.00%	to	1.70%	19.07%	to	21.13%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Small Company Portfolio - Class I													
2020		2,504	$11.75	to	$88.26	$140,744	0.51%	0.00%	to	1.50%	10.19%	to	12.28%
2019		2,792	$10.57	to	$78.92	$141,444	0.42%	0.00%	to	1.50%	24.32%	to	26.26%
2018		3,081	$26.63	to	$65.49	$127,882	0.57%	0.00%	to	1.50%	-17.12%	to	-15.84%
2017		3,514	$21.78	to	$77.82	$178,760	0.33%	0.00%	to	1.50%	9.62%	to	11.30%
2016		3,641	$19.75	to	$69.93	$169,597	0.42%	0.00%	to	1.50%	22.62%	to	24.50%
Voya Small Company Portfolio - Class S													
2020		4		$33.77		$130	0.67%		0.35%			11.64%	
2019		6		$30.25		$168	0.00%		0.35%			25.41%	
2018		5		$24.12		$129	0.00%		0.35%			-16.34%	
2017		5		$28.83		$146	0.19%		0.35%			10.63%	
2016		15		$26.06		$401	0.18%		0.35%			23.74%	
Voya U.S. Bond Index Portfolio - Class I													
2020		2,203	$11.04	to	$16.21	$31,403	2.93%	0.00%	to	1.80%	0.14%	to	7.21%
2019		1,499	$10.33	to	$15.12	$20,131	2.44%	0.00%	to	1.80%	6.41%	to	8.31%
2018		1,292	$11.54	to	$13.96	$16,449	2.27%	0.00%	to	1.80%	-2.12%	to	-0.36%
2017		1,221	$11.79	to	$14.01	$15,746	2.35%	0.00%	to	1.80%	1.38%	to	3.17%
2016		1,281	$11.63	to	$13.58	$16,169	2.28%	0.00%	to	1.80%	0.43%	to	2.34%
Voya MidCap Opportunities Portfolio - Class I													
2020		6,959	$15.40	to	$68.98	$352,229	0.11%	0.00%	to	1.55%	35.49%	to	41.14%
2019		7,360	$10.94	to	$49.12	$266,926	0.28%	0.00%	to	1.55%	27.36%	to	29.38%
2018		7,662	$15.24	to	$38.17	$226,057	0.00%	0.00%	to	1.55%	-8.91%	to	-7.48%
2017		7,897	$16.73	to	$41.46	$255,230	0.11%	0.00%	to	1.55%	23.24%	to	25.12%
2016		5,238	$13.69	to	$33.31	$132,120	0.00%	0.00%	to	1.50%	5.66%	to	7.28%
Voya MidCap Opportunities Portfolio - Class S													
2020		28	$38.01	to	$55.37	$1,247	0.09%	0.30%	to	1.55%	38.62%	to	40.34%
2019		34	$27.42	to	$39.47	$1,081	0.10%	0.30%	to	1.55%	27.06%	to	28.65%
2018		41	$21.58	to	$30.69	$1,008	0.00%	0.30%	to	1.55%	-9.14%	to	-7.96%
2017		41	$23.75	to	$33.37	$1,104	0.00%	0.30%	to	1.55%	22.87%	to	24.37%
2016		49	$19.33	to	$26.84	$1,066	0.00%	0.30%	to	1.55%	5.34%	to	6.70%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya SmallCap Opportunities Portfolio - Class I													
2020		2,980	$13.78	to	$51.04	$75,202	0.00%	0.00%	to	1.50%	22.42%	to	26.40%
2019		3,187	$10.94	to	$40.47	$64,232	0.00%	0.00%	to	1.50%	23.83%	to	25.71%
2018		3,223	$11.82	to	$32.26	$55,777	0.00%	0.00%	to	1.55%	-17.17%	to	-15.85%
2017		3,289	$14.22	to	$38.42	$69,587	0.08%	0.00%	to	1.55%	16.96%	to	18.73%
2016		3,119	$12.13	to	$32.18	$56,707	0.00%	0.00%	to	1.65%	11.53%	to	13.39%
Voya SmallCap Opportunities Portfolio - Class S													
2020		1		$40.27		$58	0.00%		0.35%			25.65%	
2019		3		$32.05		$99	0.00%		0.35%			24.95%	
2018		4		$25.65		$104	0.00%		0.35%			-16.40%	
2017		4		$30.68		$109	0.00%		0.35%			18.05%	
2016		4		$25.99		$99	0.00%		0.35%			12.71%	
Wanger International													
2020		2,199	$16.76	to	$20.96	$41,580	1.80%	0.00%	to	1.50%	12.67%	to	85.96%
2019		2,460	$14.79	to	$18.32	$40,999	0.82%	0.00%	to	1.50%	28.06%	to	29.93%
2018		2,737	$11.48	to	$14.10	$35,293	2.21%	0.00%	to	1.50%	-18.97%	to	-17.69%
2017		2,935	$14.07	to	$17.13	$46,316	1.20%	0.00%	to	1.50%	30.94%	to	32.89%
2016		3,461	$10.68	to	$12.89	$41,297	1.19%	0.00%	to	1.50%	-2.87%	to	-1.38%
Wanger Select													
2020		1,599	$25.41	to	$49.83	$68,206	0.69%	0.00%	to	1.55%	23.56%	to	26.63%
2019		1,807	$20.24	to	$39.35	$61,435	0.07%	0.00%	to	1.65%	27.17%	to	29.32%
2018		2,040	$15.80	to	$30.43	$54,081	0.18%	0.00%	to	1.65%	-13.71%	to	-12.41%
2017		2,337	$18.20	to	$34.74	$71,676	0.18%	0.00%	to	1.75%	24.48%	to	26.65%
2016		2,502	$14.50	to	$27.43	$61,099	0.16%	0.00%	to	1.75%	11.67%	to	13.38%
Wanger USA													
2020		2,151	$17.76	to	$54.98	$102,087	0.00%	0.00%	to	1.55%	22.32%	to	28.43%
2019		2,483	$14.43	to	$44.26	$95,744	0.27%	0.00%	to	1.55%	29.07%	to	31.10%
2018		2,601	$11.11	to	$33.76	$77,471	0.11%	0.00%	to	1.55%	-2.96%	to	-1.42%
2017		2,586	$11.39	to	$34.26	$79,557	0.00%	0.00%	to	1.75%	17.50%	to	19.58%
2016		2,642	$15.22	to	$28.79	$68,640	0.00%	0.00%	to	1.75%	11.73%	to	13.69%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Washington Mutual Investors Fund[SM] - Class R-3													
2020		31	$28.42	to	$35.41	$1,031	1.47%	0.25%	to	1.55%	5.69%	to	8.57%
2019		37	$26.89	to	$34.41	$1,149	1.38%	0.00%	to	1.55%	23.24%	to	25.13%
2018		98	$21.82	to	$27.50	$2,484	1.50%	0.00%	to	1.55%	-4.80%	to	-3.53%
2017		113	$22.92	to	$27.46	$2,965	1.54%	0.25%	to	1.55%	17.90%	to	19.44%
2016		123	$19.44	to	$22.99	$2,724	1.49%	0.25%	to	1.55%	11.28%	to	12.60%
Washington Mutual Investors Fund[SM] - Class R-4													
2020		7,676	$12.11	to	$38.52	$233,109	1.73%	0.00%	to	1.50%	6.12%	to	7.69%
2019		8,170	$11.28	to	$35.80	$233,053	1.90%	0.00%	to	1.50%	23.61%	to	25.48%
2018		8,042	$11.02	to	$28.56	$189,561	1.90%	0.00%	to	1.50%	-4.48%	to	-2.98%
2017		7,659	$11.44	to	$29.47	$191,542	1.88%	0.00%	to	1.50%	18.33%	to	20.13%
2016		7,095	$16.13	to	$24.56	$152,821	1.91%	0.00%	to	1.50%	11.67%	to	13.33%
Wells Fargo Small Company Growth Fund - Administrator Class													
2020		456	$20.33	to	$21.52	$9,387	0.00%	0.30%	to	1.50%	21.29%	to	54.63%
2019		437	$16.02	to	$16.81	$7,076	0.00%	0.30%	to	1.50%	24.27%	to	25.69%
2018		461	$12.85	to	$13.37	$6,008	0.00%	0.25%	to	1.50%	-5.34%	to	-4.39%
2017		46	$13.53	to	$13.94	$636	0.00%	0.30%	to	1.50%	18.87%	to	19.72%
2016	05/17/2016	19	$11.38	to	$11.61	$216	(a)	0.50%	to	1.25%		(a)	
Wells Fargo Small Company Value Fund - Class A													
2020		12		$10.98		$131	0.77%		1.00%			1.01%	
2019	09/20/2019	12		$10.87		$128	(d)		1.00%			(d)	
2018		(d)		(d)		(d)	(d)		(d)			(d)	
2017		(d)		(d)		(d)	(d)		(d)			(d)	
2016		(d)		(d)		(d)	(d)		(d)			(d)	
Wells Fargo Special Small Cap Value Fund - Class A													
2020		2,071	$23.04	to	$63.33	$106,929	0.34%	0.00%	to	1.55%	-0.39%	to	28.20%
2019		2,292	$22.98	to	$62.67	$118,289	0.86%	0.00%	to	1.55%	26.07%	to	27.99%
2018		2,450	$18.11	to	$49.00	$99,804	0.46%	0.00%	to	1.55%	-15.07%	to	-13.71%
2017		2,664	$21.18	to	$56.85	$127,478	0.92%	0.00%	to	1.55%	9.40%	to	11.07%
2016		2,852	$19.25	to	$51.24	$124,195	0.58%	0.00%	to	1.50%	26.96%	to	28.91%

(a)   As investment Division had no investments until 2016, this data is not meaningful and is therefore not presented.

(b)   As investment Division had no investments until 2017, this data is not meaningful and is therefore not presented.

(c)   As investment Division had no investments until 2018, this data is not meaningful and is therefore not presented.

(d)   As investment Division had no investments until 2019, this data is not meaningful and is therefore not presented.

(e)   As investment Division had no investments until 2020, this data is not meaningful and is therefore not presented.

A   The Fund Inception Date represents the first date the fund received money.

B   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

C   The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Item 8.   **Financial Statements and Supplementary Data**

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of
Voya Retirement Insurance and Annuity Company

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Voya Retirement Insurance and Annuity Company (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and financial statement schedules listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Deferred policy acquisition costs and Value of business acquired

Description of the Matter

As disclosed in Note 1 and Note 5 to the consolidated financial statements, the Company's deferred policy acquisition costs and value of business acquired ("DAC/VOBA") totaled $162 million at December 31, 2020, net of unrealized gains and losses, which represented deferred acquisition costs and value of business acquired related to fixed and variable deferred annuity contracts. The carrying amount of the DAC related to fixed and variable deferred annuity contracts is the total of costs deferred, less amortization net of interest. The carrying amount of the VOBA related to fixed and variable deferred annuity contracts is the outstanding value of in-force business acquired, based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition, less amortization net of interest. DAC and VOBA related to fixed and variable deferred annuity contracts are amortized over the estimated lives of the contracts in relation to the emergence of estimated gross profits.

As described in Note 1 to the consolidated financial statements, there is a significant amount of uncertainty inherent in calculating estimated gross profits as the calculation includes significant management judgment in developing certain assumptions such as persistency, interest crediting rates, fee income, returns associated with separate account performance, expenses to administer the business, and certain economic variables. Management's assumptions are adjusted, known as unlocking, over time for emerging experience and expected changes in trends. The unlocking results in DAC/VOBA amortization being recalculated, using the new assumptions for estimated gross profits, that results either in additional or less cumulative amortization expense.

Auditing management's estimate of DAC/VOBA related to fixed and variable deferred annuity contracts was complex due to the highly judgmental nature of assumptions included in the projection of estimated gross profits used in the valuation of DAC/VOBA.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the DAC/VOBA estimation process, including, among others, controls related to management's evaluation of the need to update assumptions based on the comparison of actual Company experience to previous assumptions and updating investment margins for current and expected future market conditions.

We utilized actuarial specialists to assist with our audit procedures, which included, among others, reviewing the methodology applied by management by comparing to the methodology used in prior periods as well as industry practice. To assess the assumptions used in measuring estimated gross profits, we compared the significant assumptions noted above with historical experience, observable market data and management's estimates of prospective changes in these assumptions. We also independently recalculated estimated gross profits for a sample of policies for comparison with the actuarial result developed by management.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2001.

San Antonio, Texas

March 16, 2021

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2020 and 2019
(In millions, except share and per share data)

	As of December 31,	
	2020	2019
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $24,667 as of 2020 and $23,107 as of 2019; allowance for credit losses of $14 as of 2020)	$ 28,043	$ 25,153
Fixed maturities, at fair value using the fair value option	1,730	1,479
Equity securities, at fair value (cost of $116 as of 2020 and $73 as of 2019)	116	80
Short-term investments	17	—
Mortgage loans on real estate	4,694	4,664
Less: Allowance for credit losses	67	—
Mortgage loans on real estate, net	4,627	4,664
Policy loans	187	205
Limited partnerships/corporations	815	738
Derivatives	145	224
Securities pledged (amortized cost of $169 as of 2020 and $749 as of 2019)	220	828
Other investments	43	43
Total investments	35,943	33,414
Cash and cash equivalents	360	512
Short-term investments under securities loan agreements, including collateral delivered	249	917
Accrued investment income	304	293
Premiums receivable and reinsurance recoverable	1,219	1,304
Less: Allowance for credit losses	—	—
Premiums receivable and reinsurance recoverable, net	1,219	1,304
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	173	608
Short-term loan to affiliate	653	69
Current income tax recoverable	5	9
Due from affiliates	118	67
Property and equipment	63	60
Other assets	242	255
Assets held in separate accounts	87,319	78,713
Total assets	$ 126,648	$ 116,221

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2020 and 2019
(In millions, except share and per share data)

	As of December 31,	
	2020	**2019**
Liabilities and Shareholder's Equity		
Future policy benefits and contract owner account balances	$ 33,127	$ 31,142
Payable for securities purchased	26	5
Payables under securities loan agreements, including collateral held	208	865
Due to affiliates	125	95
Derivatives	216	285
Deferred income taxes	439	304
Other liabilities	291	369
Liabilities related to separate accounts	87,319	78,713
Total liabilities	121,751	111,778
Commitments and Contingencies (Note 12)		
Shareholder's equity:		
Common stock (100,000 shares authorized, 55,000 issued and outstanding as of 2020 and 2019 , respectively; $50 par value per share)	3	3
Additional paid-in capital	2,873	2,873
Accumulated other comprehensive income (loss)	1,882	1,292
Retained earnings	139	275
Total shareholder's equity	4,897	4,443
Total liabilities and shareholder's equity	$ 126,648	$ 116,221

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2020, 2019 and 2018
(In millions)

		Year Ended December 31,				
		2020		**2019**		**2018**
Revenues:						
Net investment income	$	1,858	$	1,689	$	1,623
Fee income		905		877		875
Premiums		32		31		41
Broker-dealer commission revenue		2		2		69
Net realized capital gains (losses):						
Total impairments		(37)		(41)		(18)
Less: Portion of impairments recognized in Other comprehensive income (loss)		—		2		2
Net impairments recognized in earnings		(37)		(43)		(20)
Other net realized capital gains (losses)		(273)		(101)		(222)
Total net realized capital gains (losses)		(310)		(144)		(242)
Other revenue		(1)		14		19
Total revenues		2,486		2,469		2,385
Benefits and expenses:						
Interest credited and other benefits to contract owners/ policyholders		1,049		1,013		828
Operating expenses		1,090		1,056		894
Broker-dealer commission expense		2		2		69
Net amortization of Deferred policy acquisition costs and Value of business acquired		192		65		86
Interest expense		1		1		2
Total benefits and expenses		2,334		2,137		1,879
Income (loss) before income taxes		152		332		506
Income tax expense (benefit)		(14)		32		61
Net income (loss)	$	166	$	300	$	445

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2020, 2019 and 2018
(In millions)

	Year Ended December 31,					
	2020		**2019**		**2018**	
Net income (loss)	$	166	$	300	$	445
Other comprehensive income (loss), before tax:						
Unrealized gains/losses on securities		748		1,323		(897)
Impairments		—		1		8
Pension and other postretirement benefits liability		(1)		(1)		(1)
Other comprehensive income (loss), before tax		747		1,323		(890)
Income tax expense (benefit) related to items of other comprehensive income (loss)		157		276		(192)
Other comprehensive income (loss), after tax		590		1,047		(698)
Comprehensive income (loss)	$	756	$	1,347	$	(253)

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2020, 2019 and 2018
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2018	$ 3	$ 2,763	$ 806	$ 189	$ 3,761
Comprehensive income (loss):					
Net income (loss)	—	—	—	445	445
Other comprehensive income (loss), after tax	—	—	(698)	—	(698)
Total comprehensive income (loss)					(253)
Dividends paid and distributions of capital	—	—	—	(126)	(126)
Contribution of capital	—	55	—	—	55
Employee related benefits	—	(2)	—	—	(2)
Balance as of December 31, 2018	3	2,816	108	508	3,435
Adjustment for adoption of ASU 2018-02	—	—	137	(137)	—
Comprehensive income (loss):					
Net income (loss)	—	—	—	300	300
Other comprehensive income (loss), after tax	—	—	1,047	—	1,047
Total comprehensive income (loss)					1,347
Dividends paid and distributions of capital	—	—	—	(396)	(396)
Contribution of capital	—	57	—	—	57
Balance as of December 31, 2019	3	2,873	1,292	275	4,443
Adjustment for adoption of ASU 2016-01	—	—	—	(8)	(8)
Net income (loss)	—	—	—	166	166
Other comprehensive income (loss), after tax	—	—	590	—	590
Total comprehensive income (loss)					756
Dividends paid and distributions of capital	—	—	—	(294)	(294)
Balance as of December 31, 2020	$ 3	$ 2,873	$ 1,882	$ 139	$ 4,897

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2020, 2019 and 2018
(In millions)

	Year Ended December 31,		
	2020	**2019**	**2018**
Cash Flows from Operating Activities:			
Net income (loss)	$ 166	$ 300	$ 445
Adjustments to reconcile Net income (loss) to Net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(59)	(49)	(64)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	194	65	87
Net accretion/amortization of discount/premium	(7)	5	(3)
Future policy benefits, claims reserves and interest credited	757	568	547
Deferred income tax (benefit) expense	(20)	23	58
Net realized capital losses	310	144	242
Depreciation and amortization	10	21	14
(Gains) losses on limited partnerships/corporations	(23)	(35)	—
Change in:			
Accrued investment income	(11)	9	3
Premiums receivable and reinsurance recoverable	85	105	87
Other receivables and asset accruals	21	55	(8)
Due to/from affiliates	(21)	2	24
Other payables and accruals	(84)	158	(176)
Other, net	(12)	(8)	(33)
Net cash provided by operating activities	1,306	1,363	1,223

	Year Ended December 31,		
	2020	**2019**	**2018**
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	3,487	3,956	3,983
Equity securities, available-for-sale	145	3	3
Mortgage loans on real estate	403	803	598
Limited partnerships/corporations	104	70	99
Acquisition of:			
Fixed maturities	(4,988)	(4,582)	(5,475)
Equity securities, available-for-sale	(178)	(12)	(3)
Mortgage loans on real estate	(433)	(555)	(606)
Limited partnerships/corporations	(158)	(190)	(254)
Derivatives, net	46	23	23
Policy loans, net	18	5	4
Short-term investments, net	(15)	50	(26)
Short-term loan to affiliate, net	(584)	(69)	80
Collateral received (delivered), net	11	(86)	(46)
Other, net	(5)	(3)	(45)
Net cash used in investing activities	(2,147)	(587)	(1,665)
Cash Flows from Financing Activities:			
Deposits received for investment contracts	$ 5,197	$ 3,395	$ 3,744
Maturities and withdrawals from investment contracts	(4,220)	(3,686)	(3,108)
Settlements on deposit contracts	(1)	(5)	(20)
Short-term loans from affiliates, net	7	—	(68)
Dividends paid and return of capital distribution	(294)	(396)	(126)
Capital contribution from parent	—	57	55
Net cash (used in) provided by financing activities	689	(635)	477
Net increase (decrease) in cash and cash equivalents	(152)	141	35
Cash and cash equivalents, beginning of period	512	371	336
Cash and cash equivalents, end of period	$ 360	$ 512	$ 371
Supplemental cash flow information:			
Income taxes paid (received), net	$ 2	$ (13)	$ 60

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

1.   Business, Basis of Presentation and Significant Accounting Policies

Business

Voya Retirement Insurance and Annuity Company ("VRIAC") is a stock life insurance company domiciled in the State of Connecticut. VRIAC and its wholly owned subsidiaries (collectively, the "Company") provide financial products and services in the United States. VRIAC is authorized to conduct its insurance business in all states and in the District of Columbia and in Guam, Puerto Rico and the Virgin Islands.

VRIAC is a direct, wholly owned subsidiary of Voya Holdings Inc. ("Parent"), which is a direct, wholly owned subsidiary of Voya Financial, Inc.

Prior to May 2013, Voya Financial, Inc. ("Voya Financial"), together with its subsidiaries, including the Company was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING Group. Between October 2013 and March 2015, ING Group completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

On January 4, 2021, VRIAC's ultimate parent, Voya Financial Inc. ("Voya Financial"), completed a series of transactions pursuant to a Master Transaction Agreement (the "Resolution MTA") entered into on December 18, 2019 with Resolution Life U.S. Holdings Inc., a Delaware corporation ("Resolution Life US"), pursuant to which Resolution Life US acquired all of the shares of the capital stock of Security Life of Denver Company ("SLD") and Security Life of Denver International Limited ("SLDI"), including the capital stock of several subsidiaries of SLD and SLDI.

Concurrently with the sale, SLD entered into reinsurance agreements with ReliaStar Life Insurance Company ("RLI"), ReliaStar Life Insurance Company of New York ("RLNY"), and VRIAC, each of which is a direct or indirect wholly owned subsidiary of Voya Financial. Pursuant to these agreements, RLI and VRIAC reinsured to SLD a 100% quota share, and RLNY will reinsure to SLD a 75% quota share, of their respective in-scope individual life insurance and annuities businesses. RLI, RLNY, and VRIAC will remain subsidiaries of Voya Financial. The reinsurance agreements along with the sale of the legal entities noted above (referred to as the "Individual Life Transaction") resulted in the disposition of substantially all of Voya Financial's life insurance and legacy non-retirement annuity businesses and related assets. Pursuant to the Individual Life Transaction, VRIAC's reserves related to legacy non-retirement annuity business as well as pension risk transfer products were ceded to SLD and related assets transferred.

Effective December 31, 2019, VRIAC's sole shareholder, Voya Holdings, Inc., transferred ownership of Voya Institutional Plan Services, LLC ("VIPS") and Voya Retirement Advisors, LLC ("VRA") to VRIAC for no cash consideration. VIPS and VRA provide retirement recordkeeping and investment advisory services, respectively, and the transfer was made to more closely align recordkeeping and related activities of VRIAC's retirement business. It also had the effect of reducing VRIAC's tax liability. In addition to these non-insurance subsidiaries, VRIAC owns the wholly-owned owned non-insurance subsidiary, Voya Financial Partners, LLC ("VFP").

On June 1, 2018, VRIAC's ultimate parent, Voya Financial, consummated a series of transactions (collectively, the "2018 Transaction") pursuant to a Master Transaction Agreement dated December 20, 2017 (the "2018 MTA") with VA Capital Company LLC ("VA Capital") and Athene Holding Ltd. ("Athene"). As part of the 2018 Transaction, VA Capital's wholly owned subsidiary Venerable Holdings Inc. ("Venerable") acquired certain of Voya Financial's assets, including all of the shares of capital stock of Voya Insurance and Annuity Company ("VIAC"), the Company's Iowa-domiciled insurance affiliate, as well as the membership interests of DSL, the Company's former broker-dealer subsidiary. Following the closing of the 2018 Transaction, VRIAC acquired a 9.99% equity interest in VA Capital.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

___

public and private school systems, higher education institutions, hospitals and healthcare facilities, not-for-profit organizations, state and local governments, small to mid-sized corporations and individuals. The Company also provides stable value investment options, including separate account guaranteed investment contracts (e.g., GICs) and synthetic GICs, to institutional clients. Pension risk transfer group annuity solutions were previously offered to institutional plan sponsors who needed to transfer their defined benefit plan obligations to the Company. The Company discontinued sales of these solutions in late 2016 to better align business activities to the Company's priorities. This business will be transferred as part of the Individual Life Transaction described above. The Company's products are generally distributed through independent brokers and advisors, third-party administrators, consultants, and representatives associated with Voya Financial's broker-dealer and investment advisor, Voya Financial Advisors, Inc. ("VFA").

On February 8, 2021, VFA entered into an agreement with Cetera Financial Group, Inc. ("Cetera"), one of the nation's largest networks of independently managed broker-dealers, pursuant to which Cetera will acquire the independent financial planning channel of VFA (the "Financial Planning Channel Sale"). In connection with this transaction, VFA expects to transfer approximately 900 independent financial professionals serving retail customers with approximately $40 billion in assets to Cetera, while retaining approximately 600 field and phone-based financial professionals who support our business. The transaction is expected to close in the second or third quarter of 2021. The closing is subject to certain conditions, including the receipt of required regulatory approvals.

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. The Company's products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services, participant education, and retirement readiness planning tools along with a variety of investment options, including proprietary and non-proprietary mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. Stable value products are also provided to institutional plan sponsors where the Company may or may not be providing other employer sponsored products and services.

The Company has one operating segment.

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of VRIAC and its wholly owned subsidiaries, VFP, VIPS, VRA and DSL (prior to June 1, 2018). Intercompany transactions and balances have been eliminated.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

- Reserves for future policy benefits;
- Deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA");
- Valuation of investments and derivatives;
- Impairments;
- Income taxes; and

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, including the Company's own credit risk. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company measures its equity securities at fair value and recognizes any changes in fair value in net income.

The Company's fixed maturities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in AOCI and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

In connection with funds withheld reinsurance treaties, the Company has elected the FVO for certain of its fixed maturities to better match the measurement of those assets and related embedded derivative liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Changes in fair value associated with derivatives purchased to hedge CMOs are also recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, net of allowance for credit losses. Amortized cost is the principal balance outstanding, net of deferred loan fees and costs. Accrued interest receivable is reported in Accrued investment income on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Management estimates the credit loss allowance balance using a factor-based method of probability of default and loss given default which incorporates relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Included in the factor-based method are the consideration of debt type, capital market factors, and market vacancy rates, and loan-specific risk characteristics such as debt service coverage ratios ("DSC"), loan-to-value ("LTV"), collateral size, seniority of the loan, segmentation, and property types.

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. The change in the allowance for credit losses is recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Loans are written off against the allowance when management believes the uncollectability of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously written-off and expected to be written-off.

 Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

Commercial mortgage loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made either to apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

For those mortgages that are determined to require foreclosure, expected credit losses are based on the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, which consist primarily of private equity and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying on the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Securities Pledged: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. The Company has the right to approve any institution with whom the lending agent transacts on its behalf. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the collateral and invests it in short-term liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss.

Impairments

The Company evaluates its available-for-sale general account investments quarterly to determine whether a decline in fair value below the amortized cost basis has resulted from credit loss or other factors. This evaluation process entails considerable judgment and estimation. Factors considered in this analysis include, but are not limited to, the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. A severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected.

When assessing the Company's intent to sell a security, or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell, or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis, and the fair value has declined below amortized cost ("intent impairment"), management evaluates facts and circumstances such as, but not limited to, the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as Impairments.

For available-for-sale securities that do not meet the intent impairment criteria but the Company has determined that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss allowance is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs in determining whether a credit loss exists:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.
- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

Changes in the allowance for credit losses are recorded in Net realized capital gains (losses) as Impairments in the Consolidated Statements of Operations. Losses are charged against the allowance when the Company believes the uncollectability of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Accrued interest receivable on available-for-sale securities is excluded from the estimate of credit losses.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset. However, in accordance with the Chicago Mercantile Exchange ("CME") rules related to the variation margin payments, the Company is required to adjust the derivative balances with the variation margin payments related to its cleared derivatives executed through CME.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the entire change in the fair value of the hedging instrument included in the assessment of hedge effectiveness is recorded in the same line item in the Consolidated Statements of Operations as impacted by the hedged item.

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the entire change in the fair value of the hedging instrument included in the assessment of hedge effectiveness is reported as a component

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

of AOCI. Those amounts are subsequently reclassified to earnings when the hedged item affects earnings, and are reported in the same line item in the Consolidated Statements of Operations as impacted by the hedged item.

Even if a derivative qualifies for hedge accounting treatment, there may be an element of ineffectiveness of the hedge. The ineffective portion of a hedging relationship subject to hedge accounting is recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations.

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date, or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives for which fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

In addition, the Company has entered into coinsurance with funds withheld reinsurance arrangements, accounted for under the deposit method, that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives within the reinsurance agreements are reported in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain other costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

___

subsequent deferrable expenses on purchased policies. DAC and VOBA are adjusted for the impact of unrealized capital gains (losses) on investments, as if such gains (losses) have been realized, with corresponding adjustments included in AOCI.

Amortization Methodologies

The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross profits are sufficient to cover DAC and VOBA, estimated benefits and related expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, charges will be applied against DAC or VOBA balances before an additional reserve is established.

Internal Replacements

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of Deferred policy acquisition costs and Value of business acquired in the Consolidated Statements of Operations.

Assumptions

Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates, reserve levels, and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company uses a reversion to the mean approach, which assumes that the market returns over the entire mean reversion period are consistent with a long-term level of equity market appreciation. The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest rate spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

Contract Costs Associated with Certain Financial Services Contracts

Contract cost assets represent costs incurred to obtain or fulfill a non-insurance contract that are expected to be recovered and, thus, have been capitalized and are subject to amortization. Capitalized contract costs include incremental costs of obtaining a contract and fulfillment costs that relate directly to a contract and generate or enhance resources of the Company that are used to satisfy performance obligations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Capitalized contract costs are included in Other assets on the Consolidated Balance Sheets, and costs expensed as incurred are included in Operating expenses in the Consolidated Statements of Operations.

As of December 31, 2020 and 2019, contract cost assets were $105 and $109, respectively. Capitalized contract costs are amortized on a straight-line basis over the estimated lives of the contracts, which typically range from 5 to 15 years. For the years ended December 31, 2020 and 2019, amortization expenses of $19 and $23, respectively, were recorded in Operating expenses in the Consolidated Statements of Operations. There was no impairment loss in relation to the contract costs capitalized.

Future Policy Benefits and Contract Owner Account Balances

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 2.3% to 5.3%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances
Contract owner account balances relate to investment-type contracts, as follows:

- Account balances for funding agreements with fixed maturities are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.
- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 4.3% for the year 2020, and 5.3% for the years 2019 and 2018. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity ("FIA"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Product Guarantees and Additional Reserves
The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding products. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

GMDB: Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for the

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

purpose of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

FIA: The Company issued FIA contracts that contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees or premiums collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the embedded derivative in the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

Stabilizer and MCG: Guaranteed credited rates give rise to an embedded derivative in the Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG"). These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer embedded derivative and MCG stand-alone derivative is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The liabilities for the FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative (collectively, "guaranteed benefit derivatives") include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or its affiliates, or in other selected mutual funds not managed by the Company, or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. The underlying investments include mutual funds, short term investments, cash and fixed maturities. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations, and the Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is generally invested in Short-term investments, with the offsetting obligation to repay the loan included within Payables under securities loan agreements, including collateral held on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets.

Recognition of Revenue

Insurance Revenue and Related Benefits
Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations when incurred.

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Financial Services Revenue

Revenue for various financial services is measured based on consideration specified in a contract with a customer and is recognized when the Company has satisfied a performance obligation. For advisory, recordkeeping and administration services of $423 and $405 for the years ended December 31, 2020 and 2019, respectively, the Company recognizes revenue as services are provided, generally over time. For distribution and shareholder servicing revenue of $158 and $82 for the years ended December 31, 2020 and 2019, respectively, the Company provides distribution services at a point in time and shareholder services over time. Contract terms are typically less than one year, and consideration is variable.

For a description of principal activities from which the Company generates revenue, see the *Business* section above for further information.

For the years ended December 31, 2020 and 2019, such revenue represents approximately 23.4% and 19.7% respectively, of total revenue. For the years ended December 31, 2020 and 2019, a portion of the revenue recognized in the current period from distribution services is related to performance obligations satisfied in previous periods. Revenue for various financial services is recorded in Fee income or Other revenue in the Consolidated Statements of Operations. Receivables of $88 and $97 are included in Other assets on the Consolidated Balance Sheets as of December 31, 2020 and 2019, respectively.

Income Taxes

The Company uses certain assumptions and estimates in determining (a) the income taxes payable or refundable to/from Voya Financial, Inc. for the current year, (b) the provision for income taxes and (c) the deferred income tax assets and liabilities.

The provision for income taxes is based on income and expense reported in the financial statements after adjustments for permanent differences between our financial statements and consolidated federal income tax return. Permanent differences include the dividends received deduction. As a result of permanent differences, the effective tax rate reflected in the financial statements may be different than the actual rate in the income tax return.

Temporary differences between our financial statements and income tax return create deferred tax assets and liabilities. Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company's deferred tax assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including the nature and character of the deferred tax assets and liabilities, the amount and character of book income or losses in recent years, projected future taxable income and future reversals of temporary differences, tax planning strategies we would employ to avoid a tax benefit from expiring unused, and the length of time carryforwards can be utilized.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not to be sustained under examination by the applicable taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the applicable taxing authority. For items that meet the more-likely-than-not recognition threshold, the Company measures the tax position as the largest amount of benefit that is more than 50% likely to be realized upon ultimate resolution with the applicable tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews contractual features, particularly those that may limit the amount of

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.
If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities, and deposits made are included in Other assets on the Consolidated Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Operating expenses in the Consolidated Statements of Operations, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Reinsurance recoverable balances are reported net of the allowance for credit losses in the Company's Consolidated Balance Sheets. Management estimates the credit loss allowance balance using a factor-based method of probability of default and loss given default which incorporates relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Included in the factor-based method are the consideration of capital market factors, counterparty financial information and ratings, and reinsurance agreement-specific risk characteristics such as collateral type, collateral size, and covenant strength.

The allowance for credit losses is a valuation account that is deducted from the reinsurance recoverable balance to present the net amount expected to be collected on the reinsurance recoverable. The change in the allowance for credit losses is recorded in Policyholder benefits in the Consolidated Statements of Operations.

Current reinsurance recoverable balances and payable balances under reinsurance agreements are included in Premiums receivable and reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Interest credited and other benefits to contract owners/policyholders are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes reinsurance agreements, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business. The agreements contain embedded derivatives for which carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreements.

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

Employee Benefits Plans

The Company, in conjunction with Voya Services Company, sponsors non-qualified defined benefit pension plans covering eligible employees, sales representatives and other individuals.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

respect of non-qualified defined benefit pension plans is the present value of the projected pension benefit obligation ("PBO") at the balance sheet date, together with adjustments for unrecognized past service costs. This liability is included in Other liabilities on the Consolidated Balance Sheets. The PBO is defined as the actuarially calculated present value of vested and non-vested pension benefits accrued based on future salary levels. The Company recognizes the funded status of the PBO for pension plans on the Consolidated Balance Sheets.

Net periodic benefit cost for the non-qualified defined benefit pension plans is determined using management estimates and actuarial assumptions to derive service cost and interest cost for a particular year and is included in Operating expenses in the Consolidated Statements of Operations. The obligations and expenses associated with these plans require use of assumptions, such as discount rate and rate of future compensation increases and healthcare cost trend rates, as well as assumptions regarding participant demographics, such as age of retirements, withdrawal rates and mortality. Management determines these assumptions based on a variety of factors, such as currently available market and industry data and expected benefit payout streams. Actual results could vary significantly from assumptions based on changes, such as economic and market conditions, demographics of participants in the plans and amendments to benefits provided under the plans. These differences may have a significant effect on the Company's Consolidated Financial Statements and liquidity. Actuarial gains (losses) are immediately recognized in Operating expenses in the Consolidated Statements of Operations.

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome.

Adoption of New Pronouncements

The following table provides a description of the Company's adoption of new ASUs issued by the Financial Accounting Standards Board and the impact of the adoption on the Company's financial statements.

Standard	Description of Requirements	Effective date and method of adoption	Effect on the financial statements or other significant matters
ASU 2018-14, Changes to the Disclosure Requirements for Defined Benefit Plans	This standard, issued in August 2018, eliminates certain disclosure requirements that are no longer considered cost beneficial and requires new disclosures that are considered relevant.	December 31, 2020 using the retrospective method.	Adoption of the ASU had no effect on the Company's financial condition, results of operations, or cash flows. The adoption results in various disclosure changes that have been included in Note 11, Benefit Plans.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective date and method of adoption	Effect on the financial statements or other significant matters
ASU 2018-15, Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract	This standard, issued in August 2018, requires a customer in a hosting arrangement that is a service contract to follow the guidance for internal-use software projects to determine which implementation costs to capitalize as an asset. Capitalized implementation costs are required to be expensed over the term of the hosting arrangement. In addition, a customer is required to apply the impairment and abandonment guidance for long-lived assets to the capitalized implementation costs. Balances related to capitalized implementation costs must be presented in the same financial statement line items as other hosting arrangement balances, and additional disclosures are required.	January 1, 2020 using the prospective method.	Adoption of the ASU did not have a material impact on the Company's financial condition, results of operations, or cash flows.
ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement	This standard, issued in August 2018, simplifies certain disclosure requirements for fair value measurement.	January 1, 2020 using the transition method prescribed for each applicable provision.	Adoption of this ASU had no effect on the Company's financial condition, results of operations, or cash flows. The adoption resulted in various disclosure changes that have been included in Note 4, *Fair Value Measurements*.
ASU 2016-13, Measurement of Credit Losses on Financial Instruments	This standard, issued in June 2016: • Introduces a new current expected credit loss ("CECL") model to measure impairment on certain types of financial instruments, • Requires an entity to estimate lifetime expected credit losses, under the new CECL model, based on relevant information about historical events, current conditions, and reasonable and supportable forecasts, • Modifies the impairment model for available-for-sale debt securities, and • Provides a simplified accounting model for purchased financial assets with credit deterioration since their origination. In addition, the FASB issued various amendments during 2018, 2019, and 2020 to clarify the provisions of ASU 2016-13.	January 1, 2020, using the modified retrospective method for financial assets measured at amortized cost and the prospective method for available-for-sale debt securities.	The Company recorded a $8 decrease, net of tax, to Unappropriated retained earnings as of January 1, 2020 for the cumulative effect of adopting ASU 2016-13. The transition adjustment includes recognition of an allowance for credit losses of $12 related to mortgage loans, net of the effect of DAC/VOBA and other intangibles of $2 and deferred income taxes of $2. The provisions that required prospective adoption had no effect on the Company's financial condition, results of operations, or cash flows. In addition, disclosures have been updated to reflect accounting policy changes made as a result of the implementation of ASU 2016-13. (See the Significant Accounting Policies section.) Comparative information has not been adjusted and continues to be reported under previously applicable U.S. GAAP.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective date and method of adoption	Effect on the financial statements or other significant matters
ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income	This standard, issued in February 2018, permits a reclassification from accumulated other comprehensive income ("AOCI") to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act of 2017 ("Tax Reform"). Stranded tax effects arise because U.S. GAAP requires that the impact of a change in tax laws or rates on deferred tax liabilities and assets be reported in net income, even if related to items recognized within accumulated other comprehensive income. The amount of the reclassification would be based on the difference between the historical corporate income tax rate and the newly enacted 21% corporate income tax rate, applied to deferred tax liabilities and assets reported within accumulated other comprehensive income.	January 1, 2019 with the change reported in the period of adoption.	The impact to the January 1, 2019 Consolidated Balance Sheet was an increase to AOCI of $137, with a corresponding decrease to Retained earnings. The ASU did not have a material impact on the Company's results of operations, cash flows, or disclosures.
ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities	This standard, issued in August 2017, enables entities to better portray risk management activities in their financial statements, as follows: • Expands an entity's ability to hedge nonfinancial and financial risk components and reduces complexity in accounting for fair value hedges of interest rate risk, • Eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item, and • Eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness, and modifies required disclosures. In October 2018, the FASB issued an amendment which expands the list of U.S. benchmark interest rates permitted in the application of hedge accounting.	January 1, 2019, using the modified retrospective method, with the exception of the presentation and disclosure requirements which were adopted prospectively.	The adoption had no effect on the Company's financial condition, results of operations, or cash flows. As a result of the adoption, the Company has updated its Derivatives accounting policy with respect to fair value and cash flow hedges. Other required disclosure changes have been included in Note 3, *Derivative Financial Instruments*.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective date and method of adoption	Effect on the financial statements or other significant matters
ASU 2016-02, Leases	This standard, issued in February 2016, requires lessees to recognize a right-of-use asset and a lease liability for all leases with terms of more than 12 months. The lease liability will be measured as the present value of the lease payments, and the asset will be based on the liability. For income statement purposes, expense recognition will depend on the lessee's classification of the lease as either finance, with a front-loaded amortization expense pattern similar to current capital leases, or operating, with a straight-line expense pattern similar to current operating leases. Lessor accounting will be similar to the current model, and lessors will be required to classify leases as operating, direct financing, or sales-type. ASU 2016-02 also replaces the sale-leaseback guidance to align with the new revenue recognition standard, addresses statement of operation and statement of cash flow classification, and requires additional disclosures for all leases. In addition, the FASB issued various amendments during 2018 to clarify and simplify the provisions and implementation guidance of ASU 2016-02.	January 1, 2019 using the modified retrospective method.	The adoption did not have a material impact on the Company's financial condition, results of operations, or cash flows.
ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities	This standard, issued in January 2016, addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments, including requiring: • Equity investments (except those consolidated or accounted for under the equity method) to be measured at fair value with changes in fair value recognized in net income. • Elimination of the disclosure of methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost.	January 1, 2018 using the modified retrospective method, except for certain provisions that were required to be applied using the prospective method.	The impact to the January 1, 2018 Consolidated Balance Sheet was a $12 increase, net of tax, to Retained earnings (deficit) with a corresponding decrease of $12, net of tax, to AOCI to recognize the unrealized gain associated with Equity securities. The provisions that required prospective adoption had no effect on the Company's financial condition, results of operations, or cash flows. Under previous guidance, prior to January 1, 2018, Equity securities were classified as available for sale with changes in fair value recognized in Other comprehensive income.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective date and method of adoption	Effect on the financial statements or other significant matters
ASU 2014-09, Revenue from Contracts with Customers	This standard, issued in May 2014, requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. ASU 2014-09 also updated the accounting for certain costs associated with obtaining and fulfilling contracts with customers and requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In addition, the FASB issued various amendments during 2016 to clarify the provisions and implementation guidance of ASU 2014-09. Revenue recognition for insurance contracts and financial instruments is explicitly scoped out of the guidance.	January 1, 2018 using the modified retrospective method.	The adoption had no impact on revenue recognition. However, the adoption resulted in a $95 increase in Other assets to capitalize costs to obtain and fulfill certain financial services contracts. This adjustment was offset by a related $19 increase in deferred tax liabilities, resulting in a net $76 increase to Retained earnings (deficit) on the Consolidated Balance Sheet as of January 1, 2018. In addition, disclosures have been updated to reflect accounting policy changes made as a result of the implementation of ASU 2014-09. (See the Significant Accounting Policies section.) Comparative information has not been adjusted and continues to be reported under previous revenue recognition guidance. As of December 31, 2018, the adoption of ASU 2014-09 resulted in a $105 increase in Other assets, reduced by a related $22 decrease in Deferred income taxes, resulting in a net $83 increase to Retained earnings (deficit) on the Consolidated Balance Sheet. For the year ended December 31, 2018, the adoption resulted in a $3 increase in Operating expenses on the Consolidated Statement of Operations and had no impact on Net cash provided by operating activities.

Future Adoption of Accounting Pronouncements

The following table provides a description of future adoptions of new accounting standards that may have an impact on the Company's financial statements when adopted:

Standard	Description of Requirements	Effective date and transition provisions	Effect on the financial statements or other significant matters
ASU 2020-04, Reference Rate Reform	This standard, issued in March 2020, provides temporary optional expedients and exceptions for applying U.S. GAAP principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In January, 2021, the FASB issued ASU 2021-01 which clarified the scope of relief related to ASU 2020-04.	The amendments are effective as of March 12, 2020, the issuance date of the ASU. An entity may elect to apply the amendments prospectively through December 31, 2022.	The Company expects that it will elect to apply some of the expedients and exceptions provided in ASU 2020-04; however, the Company is still evaluating the guidance, and therefore, the impact of the adoption of ASU 2020-04 on the Company's financial condition and results of operations has not yet been determined.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective date and transition provisions	Effect on the financial statements or other significant matters
ASU 2019-12, Simplifying the Accounting for Income Taxes	This standard, issued in December 2019, simplifies the accounting for income taxes by eliminating certain exceptions to the general principles and simplifying several aspects of ASC 740, Income taxes, including requirements related to the following: • The intraperiod tax allocation exception to the incremental approach, • The tax basis step-up in goodwill obtained in a transaction that is not a business combination, • Hybrid tax regimes, • Ownership changes in investments - changes from a subsidiary to an equity method investment, • Separate financial statements of entities not subject to tax, • Interim-period accounting for enacted changes in tax law, and • The year-to-date loss limitation in interimperiod tax accounting.	January 1, 2021 with early adoption permitted. Early adoption in an interim period must reflect any adjustments as of the beginning of the annual period. Initial adoption of ASU 2019-12 is required to be reported on a prospective basis, except for certain provisions that are required to be applied retrospectively or modified retrospectively.	The Company intends to adopt ASU 2019-12 as of January 1, 2021 on a prospective basis, except for those provisions that are required to be applied on a retrospective or modified retrospective basis. The Company does not expect ASU 2019-12 to have a material impact on the Company's financial condition, results of operations, or cash flows.
ASU 2018-12, Targeted Improvements to the Accounting for Long- Duration Contracts	This standard, issued in August 2018, changes the measurement and disclosures of insurance liabilities and deferred acquisition costs ("DAC") for long-duration contracts issued by insurers.	In November, 2020, the FASB released ASU 2020-11, which deferred the effective date of the amendments in ASU 2018-12 for SEC filers to fiscal years ending after December 15, 2022, including interim periods within those fiscal years. Initial adoption for the liability for future policy benefits and DAC is required to be reported using either a full retrospective or modified retrospective approach. For market risk benefits, full retrospective application is required.	The implications of these requirements, including transition options, and related potential financial statement impacts are currently being evaluated. While it is not possible to estimate the expected impact of adoption at this time, the Company believes there is a reasonable possibility that implementation of ASU 2018-12 may result in a significant impact on Shareholder's equity and future earnings patterns.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2.   Investments

Fixed Maturities

Available-for-sale and FVO fixed maturities were as follows as of December 31, 2020:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	Allowance for credit losses
Fixed maturities:						
U.S. Treasuries	$ 535	$ 186	$ —	$ —	$ 721	$ —
U.S. Government agencies and authorities	18	1	—	—	19	—
State, municipalities and political subdivisions	698	116	—	—	814	—
U.S. corporate public securities	7,632	1,531	7	—	9,156	—
U.S. corporate private securities	3,870	536	27	—	4,379	—
Foreign corporate public securities and foreign governments[1]	2,539	413	1	—	2,951	—
Foreign corporate private securities[1]	2,991	348	25	—	3,303	11
Residential mortgage-backed securities	4,071	171	15	11	4,237	1
Commercial mortgage-backed securities	2,712	207	26	—	2,893	—
Other asset-backed securities	1,500	28	6	—	1,520	2
Total fixed maturities, including securities pledged	26,566	3,537	107	11	29,993	14
Less: Securities pledged	169	52	1	—	220	—
Total fixed maturities	$ 26,397	$ 3,485	$ 106	$ 11	$ 29,773	$ 14

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities were as follows as of December 31, 2019:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 565	$ 129	$ 3	$ —	$ 691	$ —
U.S. Government agencies and authorities	19	—	—	—	19	—
State, municipalities and political subdivisions	747	68	—	—	815	—
U.S. corporate public securities	7,103	941	13	—	8,031	—
U.S. corporate private securities	3,776	306	16	—	4,066	—
Foreign corporate public securities and foreign governments[1]	2,417	265	3	—	2,679	—
Foreign corporate private securities[1]	3,171	205	1	—	3,375	—
Residential mortgage-backed securities	3,685	125	11	11	3,810	2
Commercial mortgage-backed securities	2,381	122	3	—	2,500	—
Other asset-backed securities	1,472	15	13	—	1,474	1
Total fixed maturities, including securities pledged	25,336	2,176	63	11	27,460	3
Less: Securities pledged	749	85	6	—	828	—
Total fixed maturities	$ 24,587	$ 2,091	$ 57	$ 11	$ 26,632	$ 3

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $194 of net unrealized gains on impaired available-for-sale securities.

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2020, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. Mortgage-backed securities ("MBS") and Other asset-backed securities ("ABS") are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 788	$ 797
After one year through five years	3,421	3,686
After five years through ten years	5,244	5,980
After ten years	8,830	10,880
Mortgage-backed securities	6,783	7,130
Other asset-backed securities	1,500	1,520
Fixed maturities, including securities pledged	$ 26,566	$ 29,993

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer. As of December 31, 2020 and 2019, the Company did not have any investments in a single issuer, other than obligations of the U.S.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Government and government agencies, with a carrying value in excess of 10% of the Company's Consolidated Shareholder's equity.

The following tables present the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

	Amortized Cost		Gross Unrealized Capital Gains		Gross Unrealized Capital Losses		Fair Value	
December 31, 2020								
Communications	$	950	$	231	$	1	$	1,180
Financial		2,921		472		2		3,391
Industrial and other companies		7,284		1,155		13		8,426
Energy		1,571		259		22		1,808
Utilities		3,025		530		1		3,554
Transportation		929		128		20		1,037
Total	$	16,680	$	2,775	$	59	$	19,396
December 31, 2019								
Communications	$	1,002	$	156	$	—	$	1,158
Financial		2,650		302		—		2,952
Industrial and other companies		7,053		667		11		7,709
Energy		1,675		185		18		1,842
Utilities		2,913		294		1		3,206
Transportation		856		78		2		932
Total	$	16,149	$	1,682	$	32	$	17,799

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Condensed Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and reported at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Condensed Consolidated Statements of Operations.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2020 and 2019, approximately 48.2% and 48.4%, respectively, of the Company's CMO holdings, were invested in the above mentioned types of CMOs such as interest-only or principal-only strips, that are subject to more prepayment and extension risk than traditional CMOs.

Public corporate fixed maturity securities are distinguished from private corporate fixed maturity securities based upon the manner in which they are transacted. Public corporate fixed maturity securities are issued initially through market intermediaries on a registered basis or pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act") and are traded on the secondary market through brokers acting as principal. Private corporate fixed maturity securities are originally issued by borrowers directly to investors pursuant to Section 4(a)(2) of the Securities Act, and are traded in the secondary market directly with counterparties, either without the participation of a broker or in agency transactions.

Repurchase Agreement

As of December 31, 2020 and 2019, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Securities Pledged

The Company engages in securities lending whereby the initial collateral is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the collateral and invests it in high quality liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss. As of December 31, 2020 and 2019, the fair value of loaned securities was $143 and $715, respectively, and is included in Securities pledged on the Consolidated Balance Sheets.

If cash is received as collateral, the lending agent retains the cash collateral and invests it in short-term liquid assets on behalf of the Company. As of December 31, 2020 and 2019, cash collateral retained by the lending agent and invested in short-term liquid assets on the Company's behalf was $74 and $650, respectively, and is recorded in Short-term investments under securities loan agreements, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2020 and 2019, liabilities to return collateral of $74 and $650, respectively, are included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets.

The Company accepts non-cash collateral in the form of securities. The securities retained as collateral by the lending agent may not be sold or re-pledged, except in the event of default, and are not reflected on the Company's Consolidated Balance Sheets. This collateral generally consists of U.S. Treasury, U.S. Government agency securities and MBS pools. As of December 31, 2020 and 2019, the fair value of securities retained as collateral by the lending agent on the Company's behalf was $70 and $91, respectively.

The following table presents borrowings under securities pledged transactions by asset class pledged for the dates indicated:

	December 31, 2020[1][2]	December 31, 2019[1][2]
U.S. Treasuries	$ 70	$ 109
U.S. corporate public securities	54	447
Foreign corporate public securities and foreign governments	20	185
Equity Securities	—	—
Payables under securities loan agreements	$ 144	$ 741

[1] As of December 31, 2020 and December 31, 2019, borrowings under securities lending transactions include cash collateral of $74 and $650, respectively.
[2] As of December 31, 2020 and December 31, 2019, borrowings under securities lending transactions include non-cash collateral of $70 and $91, respectively.

The Company's securities lending activities are conducted on an overnight basis, and all securities loaned can be recalled at any time. The Company does not offset assets and liabilities associated with its securities lending program.

Variable Interest Entities ("VIEs")

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company did not provide any non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value and ownership interest of these investments are included in Limited partnerships/ corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Securitizations

The Company invests in various tranches of securitization entities, including Residential mortgage-backed securities ("RMBS"), Commercial mortgage-backed securities ("CMBS") and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the *Fair Value Measurements* Note to these Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS that are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

Allowance for credit losses

The following table presents a rollforward of the allowance for credit losses on available-for-sale fixed maturity securities for the period presented:

	Year Ended December 31, 2020				
	Residential mortgage-backed securities	Commercial mortgage-backed securities	Foreign corporate private securities	Other asset-backed securities	Total
Balance as of January 1	$ —	$ —	$ —	$ —	$ —
Credit losses on securities for which credit losses were not previously recorded	1	—	11	2	14
Initial allowance for credit losses recognized on financial assets accounted for as PCD (Purchased Credit Deteriorated)	—	—	—	—	—
Reductions for securities sold during the period	—	—	—	—	—
Reductions for intent to sell or more likely than not will be required to sell securities prior to recovery of amortized cost	—	—	—	—	—
Increase (decrease) on securities with allowance recorded in previous period	—	—	—	—	—
Write-offs	—	—	—	—	—
Recoveries of amounts previously written off	—	—	—	—	—
Balance as of December 31	$ 1	$ —	$ 11	$ 2	$ 14

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2020:

	Twelve Months or Less Below Amortized Cost			More Than Twelve Months Below Amortized Cost			Total		
	Fair Value	Unrealized Capital Losses	Number of securities	Fair Value	Unrealized Capital Losses	Number of securities	Fair Value	Unrealized Capital Losses	Number of securities
U.S. Treasuries	$ 8	$ —	2	$ —	$ —	—	$ 8	$ —	2
U.S. Government, agencies and authorities	—	—	—	—	—	—	—	—	—
State, municipalities and political subdivisions	5	—	2	—	—	—	5	—	2
U.S. corporate public securities	199	5	182	22	2	4	221	7	186
U.S. corporate private securities	316	10	29	71	17	7	387	27	36
Foreign corporate public securities and foreign governments	32	1	22	6	—	2	38	1	24
Foreign corporate private securities	176	25	20	3	—	1	179	25	21
Residential mortgage-backed	613	11	134	119	4	54	732	15	188
Commercial mortgage-backed	579	25	105	33	1	7	612	26	112
Other asset-backed	206	1	59	265	5	88	471	6	147
Total	$ 2,134	$ 78	555	$ 519	$ 29	163	$ 2,653	$ 107	718

The Company concluded that an allowance for credit losses was unnecessary for these securities because the unrealized losses are not credit related.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2019:

	Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 68	$ 3	$ 12	$ — *	$ 80	$ 3
U.S. Government, agencies and authorities	18	— *	—	—	18	— *
State, municipalities and political subdivisions	21	— *	—	—	21	— *
U.S. corporate public securities	97	3	131	10	228	13
U.S. corporate private securities	75	— *	134	16	209	16
Foreign corporate public securities and foreign governments	6	— *	53	3	59	3
Foreign corporate private securities	21	— *	56	1	77	1
Residential mortgage-backed	535	6	139	5	674	11
Commercial mortgage-backed	331	3	18	— *	349	3
Other asset-backed	217	2	500	11	717	13
Total	$ 1,389	$ 17	$ 1,043	$ 46	$ 2,432	$ 63
Total number of securities in an unrealized loss position		289		278		567

*Less than $1.

Based on the Company's quarterly evaluation of its securities in a unrealized loss position, described below, the Company concluded that these securities were not impaired as of December 31, 2020. The Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases. See the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements for the policy used to evaluate whether the investments are impaired.

Gross unrealized capital losses on fixed maturities, including securities pledged, increased $44 from $63 to $107 for the year ended December 31, 2020. The increase in gross unrealized capital losses was primarily due to higher interest rates in the longer end of the yield curve. As of December 31, 2020, $5 of the total $107 of gross unrealized losses were from 3 available-for-sale fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for 12 months or greater.

Evaluating Securities for Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities in accordance with its impairment policy in order to evaluate whether such investments are impaired.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

	Year Ended December 31,					
	2020		2019		2018	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
State municipalities, and political subdivisions	$ —	6	$ —*	6	$ —	—
U.S. corporate public securities	12	43	11	25	6	2
U.S. corporate private securities	—	2	1	16	—	—
Foreign corporate public securities and foreign governments[1]	1	22	3	15	2	3
Foreign corporate private securities[1]	—	7	18	11	9	1
Residential mortgage-backed	3	44	4	71	3	58
Commercial mortgage-backed	20	106	—*	18	—*	1
Other asset-backed	1	61	3	73	—*	1
Total	$ 37	291	$ 40	235	$ 20	66
Credit Impairments	$ —		$ 20		$ 14	
Intent Impairments	$ 37		$ 20		$ 6	

[1] Primarily U.S. dollar denominated.

*Less than $1.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

For the year ended December 31, 2020 intent impairments in the amount of $26 were recorded on assets designated to be included in the reinsurance agreement associated with the Individual Life Transaction.

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. For the year ended December 31, 2020, the Company had eight new commercial mortgage loan troubled debt restructurings with a pre-modification carrying value and post-modification carrying value of $45. For the year ended December 31, 2020, the Company had no new private placement troubled debt restructuring. As of December 31, 2019, the Company had one commercial mortgage loan troubled debt restructuring and had one private placement troubled debt restructuring.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

As of December 31, 2020 and 2019, the Company did not have any private placements modified in a troubled debt restructuring with a subsequent payment default. As of December 31, 2020, the Company had no commercial mortgage loans modified in a troubled debt restructuring with a subsequent payment default. As of December 31, 2019, the Company had one commercial mortgage loan modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that a property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following tables present commercial mortgage loans by year of origination and LTV ratio as of the dates indicated.

Year of Origination	As of December 31, 2020					
	Loan-to-Value Ratios					
	0% - 50%	>50% - 60%	>60% - 70%	>70% - 80%	>80% and above	Total
2020	$ 164	$ 206	$ 39	$ —	$ —	$ 409
2019	209	165	107	—	—	481
2018	124	91	73	—	—	288
2017	499	356	6	—	—	861
2016	399	275	1	—	—	675
2015	407	68	—	—	—	475
2014 and prior	1,167	323	15	—	—	1,505
Total	$ 2,969	$ 1,484	$ 241	$ —	$ —	$ 4,694

Year of Origination	As of December 31, 2019					
	Loan-to-Value Ratios					
	0% - 50%	>50% - 60%	>60% - 70%	>70% - 80%	>80% and above	Total
2019	85	96	145	170	26	522
2018	4	88	110	133	14	349
2017	101	244	566	13	10	934
2016	46	150	470	31	—	697
2015	10	343	168	8	—	529
2014 and prior	134	252	1,093	154	—	1,633
Total	$ 380	$ 1,173	$ 2,552	$ 509	$ 50	$ 4,664

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following tables present commercial mortgage loans by year of origination and DSC ratio as of the dates indicated.

As of December 31, 2020

Debt Service Coverage Ratios

Year of Origination	>1.5x	>1.25x - 1.5x	>1.0x - 1.25x	<1.0x	Commercial mortgage loans secured by land or construction loans	Total
2020	$ 298	$ 93	$ 18	$ —	$ —	$ 409
2019	319	77	36	49	—	481
2018	102	79	60	47	—	288
2017	494	204	103	60	—	861
2016	591	53	31	—	—	675
2015	445	23	—	7	—	475
2014 and prior	1,231	155	72	47	—	1,505
Total	$ 3,480	$ 684	$ 320	$ 210	$ —	$ 4,694

As of December 31, 2019

Debt Service Coverage Ratios

Year of Origination	>1.5x	>1.25x - 1.5x	>1.0x - 1.25x	<1.0x	Commercial mortgage loans secured by land or construction loans	Total
2019	353	127	42	—	—	522
2018	236	3	60	50	—	349
2017	481	238	133	82	—	934
2016	615	59	23	—	—	697
2015	492	32	—	5	—	529
2014 and prior	1,358	128	88	59	—	1,633
Total	$ 3,535	$ 587	$ 346	$ 196	$ —	$ 4,664

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following tables present the commercial mortgage loans by year of origination and U.S. region as of the dates indicated.

As of December 31, 2020

U.S. Region

Year of Origination	Pacific	South Atlantic	Middle Atlantic	West South Central	Mountain	East North Central	New England	West North Central	East South Central	Total
2020	$ 84	$ 159	$ 35	$ 37	$ 32	$ 29	$ 1	$ 12	$ 20	$ 409
2019	63	122	11	137	54	39	17	11	27	481
2018	49	98	57	34	26	11		13	—	288
2017	99	98	352	136	74	60	5	37	—	861
2016	156	127	180	32	72	72	9	21	6	675
2015	109	133	100	30	42	48	9	4	—	475
2014 and prior	417	290	226	111	156	132	40	104	29	1,505
Total	$ 977	$ 1,027	$ 961	$ 517	$ 456	$ 391	$ 81	$ 202	$ 82	$ 4,694

As of December 31, 2019

U.S. Region

Year of Origination	Pacific	South Atlantic	Middle Atlantic	West South Central	Mountain	East North Central	New England	West North Central	East South Central	Total
2019	63	127	26	155	53	43	18	11	26	522
2018	50	132	60	43	26	11	—	12	15	349
2017	103	99	396	151	77	60	5	43	—	934
2016	158	132	187	32	75	77	9	21	6	697
2015	125	160	103	34	43	50	10	4	—	529
2014 and prior	445	316	247	122	168	142	42	121	30	1,633
Total	$ 944	$ 966	$ 1,019	$ 537	$ 442	$ 383	$ 84	$ 212	$ 77	$ 4,664

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following tables present the commercial mortgage loans by year of origination and property type as of the dates indicated.

As of December 31, 2020

Year of Origination	Retail	Industrial	Apartments	Office	Hotel/Motel	Other	Mixed Use	Total
2020	$ 51	$ 73	$ 141	$ 144	$ —	$ —	$ —	$ 409
2019	32	73	283	71	22	—	—	481
2018	49	78	124	17	3	17	—	288
2017	102	415	204	136	4	—	—	861
2016	129	244	138	144	9	7	4	675
2015	121	180	65	51	17	41	—	475
2014 and prior	671	125	273	210	62	125	39	1,505
Total	$ 1,155	$ 1,188	$ 1,228	$ 773	$ 117	$ 190	$ 43	$ 4,694

As of December 31, 2019

Year of Origination	Retail	Industrial	Apartments	Office	Hotel/Motel	Other	Mixed Use	Total
2019	33	90	299	81	19	—	—	522
2018	52	91	152	32	4	18	—	349
2017	104	461	218	147	4	—	—	934
2016	131	254	147	146	8	7	4	697
2015	148	185	69	62	23	42	—	529
2014 and prior	730	135	300	229	69	130	40	1,633
Total	$ 1,198	$ 1,216	$ 1,185	$ 697	$ 127	$ 197	$ 44	$ 4,664

The following table summarizes the activity in the allowance for losses for commercial mortgage loans for the periods indicated:

	2020
Allowance for credit losses, balance at January 1	$ 12 [1]
Credit losses on mortgage loans for which credit losses were not previously recorded	5
Increase (decrease) on mortgage loans with allowance recorded in previous period	52
Provision for expected credit losses	69
Write-offs	(2)
Recoveries of amounts previously written-off	—
Allowance for credit losses, balance at December 31	$ 67

[1] On January 1, 2020, as a result of implementing ASU 2016-13 Measurement of Credit Losses of Financial Instruments, the Company recorded a transition adjustment on a continuing basis for Allowance for credit losses on mortgage loans on real estate of $12.

While still heavily impacted by COVID-19, the Commercial Mortgage Loan portfolio allowance increased by $28 during the fourth quarter as certain sectors of the economy resumed operations, albeit at lower than pre-pandemic levels. We continue to observe distress in the hotel sector.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

To provide temporary financial assistance to our commercial mortgage loans borrowers adversely affected by COVID-19 related stress, the Company has provided payment forbearance to approximately 7% of the outstanding principal amount of our commercial mortgage loans. Deferred payment amounts are expected to be repaid across the 12 months following the end of the agreed upon forbearance period. No modifications to any commercial mortgage loans have been made as of the issuance date of this filing.

The following table presents past due commercial mortgage loans as of the dates indicated:

	December 31, 2020	December 31, 2019
Delinquency:		
Current	$ 4,691	$ 4,664
30-59 days past due	—	—
60-89 days past due	—	—
Greater than 90 days past due	3	—
Total	$ 4,694	$ 4,664

Commercial mortgage loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. As of December 31, 2020, the Company had one commercial mortgage loans in non-accrual status. As of December 31, 2019, the Company had no commercial mortgage loans in non-accrual status. There was no interest income recognized on loans in non-accrual status for the years ended December 31, 2020 and December 31, 2019.

As of December 31, 2020 and December 31, 2019, the Company had no commercial mortgage loans that were over 90 days or more past due but are not on non-accrual status. The Company had no commercial mortgage loans on non-accrual status for which there is no related allowance for credit losses as of December 31, 2020.

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

	Year Ended December 31,		
	2020	**2019**	**2018**
Fixed maturities	$ 1,603	$ 1,432	$ 1,363
Equity securities	9	6	5
Mortgage loans on real estate	200	224	220
Policy loans	12	7	9
Short-term investments and cash equivalents	2	3	3
Other	107	91	95
Gross investment income	1,933	1,763	1,695
Less: investment expenses	75	74	72
Net investment income	$ 1,858	$ 1,689	$ 1,623

As of December 31, 2020 and 2019, the Company had $1 and $0, respectively, of investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

Table of Contents
Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within products and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. Net realized capital gains (losses) also include changes in fair value of equity securities. The cost of the investments on disposal is generally determined based on first-in-first-out ("FIFO") methodology.

Net realized capital gains (losses) were as follows for the periods indicated:

	Year Ended December 31,		
	2020	2019	2018
Fixed maturities, available-for-sale, including securities pledged	$ (23)	$ 11	$ (69)
Fixed maturities, at fair value option	(257)	(47)	(227)
Equity securities	3	(16)	(4)
Derivatives	49	(82)	(36)
Embedded derivatives - fixed maturities	—	2	(4)
Guaranteed benefit derivatives	(27)	(11)	94
Mortgage Loans	(56)	—	—
Other investments	1	(1)	4
Net realized capital gains (losses)	$ (310)	$ (144)	$ (242)

Proceeds from the sale of fixed maturities, available-for-sale, and equity securities and the related gross realized gains and losses, before tax were as follows for the periods indicated:

	Year Ended December 31,		
	2020	2019	2018
Proceeds on sales	$ 1,512	$ 2,418	$ 2,498
Gross gains	85	30	14
Gross losses	59	25	50

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

3.   **Derivative Financial Instruments**

The Company primarily enters into the following types of derivatives:

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Futures: The Company uses interest rate futures contracts to hedge its exposure to market risks due to changes in interest rates. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins, with the exchange, on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships. The Company may also use futures contracts as a hedge against an increase in certain equity indices.
.
Managed custody guarantees ("MCGs"): The Company issues certain credited rate guarantees on variable fixed income portfolios that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain products that contain embedded derivatives for which market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, which contain embedded derivatives.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and equity market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset. However, in accordance with the Chicago Mercantile Exchange ("CME") rules related to the variation margin payments, the Company is required to adjust the derivative balances with the variation margin payments related to its cleared derivatives executed through CME.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	December 31, 2020			December 31, 2019		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	$ 18	$ —	$ —	$ 23	$ —	$ —
Foreign exchange contracts	628	3	36	652	10	18
Derivatives: Non-qualifying for hedge accounting[1]						
Interest rate contracts	14,155	137	171	18,640	210	261
Foreign exchange contracts	83	—	3	54	—	1
Equity contracts	55	5	5	63	4	3
Credit contracts	188	—	1	182	—	2
Embedded derivatives and Managed custody guarantees:						
Within fixed maturity investments	N/A	11	—	N/A	11	—
Within products	N/A	—	59	N/A	—	33
Within reinsurance agreements	N/A	—	—	N/A	—	23
Managed custody guarantees	N/A	—	4	N/A	—	—
Total		$ 156	$ 279		$ 235	$ 341

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.
N/A - Not Applicable

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2020 and 2019. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts are presented in the tables below as of the dates indicated:

	December 31, 2020		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**
Credit contracts	$ 188	$ —	$ 1
Equity contracts	55	5	5
Foreign exchange contracts	711	3	39
Interest rate contracts	12,567	137	171
		145	216
Counterparty netting[1]		(141)	(141)
Cash collateral netting[1]		(1)	(43)
Securities collateral netting[1]		—	(28)
Net receivables/payables		$ 3	$ 4

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

	December 31, 2019		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**
Credit contracts	$ 182	$ —	$ 2
Equity contracts	63	4	3
Foreign exchange contracts	706	10	19
Interest rate contracts	17,621	210	261
		224	285
Counterparty netting[1]		(217)	(217)
Cash collateral netting[1]		(6)	(58)
Securities collateral netting[1]		—	(5)
Net receivables/payables		$ 1	$ 5

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

Collateral

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2020, the Company held $5 and delivered $43 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2019, the Company held $7 and $55 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2020, the Company delivered $77 of securities and held no securities as collateral. As of December 31, 2019, the Company delivered $113 of securities and held no securities as collateral.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The location and effect of derivatives qualifying for hedge accounting on the Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income are as follows for the period indicated:

	Year Ended December 31			
	2020		**2019**	
	Interest Rate Contracts	**Foreign Exchange Contracts**	**Interest Rate Contracts**	**Foreign Exchange Contracts**
Derivatives: Qualifying for hedge accounting				
Location of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income into Income	Net Investment Income	Net Investment Income and Other Net Realized Capital Gains/(Losses)	Net Investment Income	Net Investment Income and Other Net Realized Capital Gains/(Losses)
Amount of Gain or (Loss) Recognized in Other Comprehensive Income	$ 1	$ (23)	$ 2	$ —
Amount of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income	—	7	—	10

The location and amount of gain (loss) recognized in the Consolidated Statements of Operations for derivatives qualifying for hedge accounting are as follows for the period indicated:

	Year Ended December 31,			
	2020		**2019**	
	Net Investment Income	**Other net realized capital gains/(losses)**	**Net Investment Income**	**Other net realized capital gains/ (losses)**
Total amounts of line items presented in the statement of operations in which the effects of cash flow hedges are recorded	$ 1,858	$ (273)	$ 1,689	$ (101)
Derivatives: Qualifying for hedge accounting				
Cash flow hedges:				
Foreign exchange contracts:				
Gain (loss) reclassified from accumulated other comprehensive income into income . .	10	(3)	10	—

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The location and effect of derivatives not designated as hedging instruments on the Consolidated Statements of Operations are as follows for the periods indicated:

	Location of Gain or (Loss) Recognized in Income on Derivative	Year Ended December 31,		
		2020	**2019**	**2018**
Derivatives: Non-qualifying for hedge accounting				
Interest rate contracts	Other net realized capital gains (losses)	$ 51	$ (85)	$ (44)
Foreign exchange contracts	Other net realized capital gains (losses)	(2)	1	1
Equity contracts	Other net realized capital gains (losses)	—	1	—
Credit contracts	Other net realized capital gains (losses)	3	1	(1)
Embedded derivatives and Managed custody guarantees:				
Within fixed maturity investments	Other net realized capital gains (losses)	—	2	(4)
Within products	Other net realized capital gains (losses)	(23)	(11)	94
Within reinsurance agreements	Policyholder benefits	23	(102)	58
Managed custody guarantees	Other net realized capital gains (losses)	(4)	—	—
Total		$ 48	$ (193)	$ 104

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

4. Fair Value Measurements

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 548	$ 173	$ —	$ 721
U.S. Government agencies and authorities	—	19	—	19
State, municipalities and political subdivisions	—	814	—	814
U.S. corporate public securities	—	9,099	57	9,156
U.S. corporate private securities	—	3,093	1,286	4,379
Foreign corporate public securities and foreign governments[1]	—	2,951	—	2,951
Foreign corporate private securities [1]	—	3,008	295	3,303
Residential mortgage-backed securities	—	4,204	33	4,237
Commercial mortgage-backed securities	—	2,893	—	2,893
Other asset-backed securities	—	1,483	37	1,520
Total fixed maturities, including securities pledged	548	27,737	1,708	29,993
Equity securities	17	—	99	116
Derivatives:				
Interest rate contracts	7	130	—	137
Foreign exchange contracts	—	3	—	3
Equity contracts	—	5	—	5
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	610	16	—	626
Assets held in separate accounts	81,096	6,001	222	87,319
Total assets	$ 82,278	$ 33,892	$ 2,029	$118,199
Percentage of Level to total	69 %	29 %	2 %	100 %
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 10	$ 10
Stabilizer and MCGs	—	—	53	53
Other derivatives:				
Interest rate contracts	—	171	—	171
Foreign exchange contracts	—	39	—	39
Equity contracts	—	5	—	5
Credit contracts	—	1	—	1
Embedded derivative on reinsurance	—	—	—	—
Total liabilities	$ —	$ 216	$ 63	$ 279

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 536	$ 155	$ —	$ 691
U.S. Government agencies and authorities	—	19	—	19
State, municipalities and political subdivisions	—	815	—	815
U.S. corporate public securities	—	7,984	47	8,031
U.S. corporate private securities	—	3,064	1,002	4,066
Foreign corporate public securities and foreign governments[1]	—	2,679	—	2,679
Foreign corporate private securities [1]	—	3,185	190	3,375
Residential mortgage-backed securities	—	3,794	16	3,810
Commercial mortgage-backed securities	—	2,500	—	2,500
Other asset-backed securities	—	1,426	48	1,474
Total fixed maturities, including securities pledged	536	25,621	1,303	27,460
Equity securities, available-for-sale	17	—	63	80
Derivatives:				
Interest rate contracts	1	209	—	210
Foreign exchange contracts	—	10	—	10
Equity contracts	—	4	—	4
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,429	—	—	1,429
Assets held in separate accounts	72,448	6,150	115	78,713
Total assets	$ 74,431	$ 31,994	$ 1,481	$107,906
Percentage of Level to total	69 %	30 %	1 %	100 %
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 11	$ 11
Stabilizer and MCGs	—	—	22	22
Other derivatives:				
Interest rate contracts	—	261	—	261
Foreign exchange contracts	—	19	—	19
Equity contracts	—	3	—	3
Credit contracts	—	2	—	2
Embedded derivative on reinsurance	—	23	—	23
Total liabilities	$ —	$ 308	$ 33	$ 341

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation approaches when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation approaches and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of exit price and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

The valuation approaches and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy are presented below.

For fixed maturities classified as Level 2 assets, fair values are determined using a matrix-based market approach, based on prices obtained from third-party commercial pricing services and the Company's matrix and analytics-based pricing models, which in each case incorporate a variety of market observable information as valuation inputs. The market observable inputs used for these fair value measurements, by fixed maturity asset class, are as follows:

>   *U.S. Treasuries:* Fair value is determined using third-party commercial pricing services, with the primary inputs being stripped interest and principal U.S. Treasury yield curves that represent a U.S. Treasury zero-coupon curve.

>   *U.S. government agencies and authorities, State, municipalities and political subdivisions:* Fair value is determined using third-party commercial pricing services, with the primary inputs being U.S. Treasury yield curves, trades of comparable securities, credit spreads off benchmark yields and issuer ratings.

>   *U.S. corporate public securities, Foreign corporate public securities and foreign governments:* Fair value is determined using third-party commercial pricing services, with the primary inputs being benchmark yields, trades of comparable securities, issuer ratings, bids and credit spreads off benchmark yields.

>   *U.S. corporate private securities and Foreign corporate private securities:* Fair values are determined using a matrix and analytics-based pricing model. The model incorporates the current level of risk-free interest rates, current corporate credit spreads, credit quality of the issuer and cash flow characteristics of the security. The model also considers a liquidity spread, the value of any collateral, the capital structure of the issuer, the presence of guarantees, and prices and quotes for comparably rated publicly traded securities.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

RMBS, CMBS and ABS: Fair value is determined using third-party commercial pricing services, with the primary inputs being credit spreads off benchmark yields, prepayment speed assumptions, current and forecasted loss severity, debt service coverage ratios, collateral type, payment priority within tranche and the vintage of the loans underlying the security.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities: Level 2 and Level 3 equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers.

Derivatives: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. The Company uses OIS for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. The Company also has certain credit default swaps and options that are priced by third party vendors or by using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. The remaining derivative instruments are valued based on market observable inputs and are classified as Level 2.

Guaranteed benefit derivatives: The index-crediting feature in the Company's FIA contract is an embedded derivative that is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative includes an adjustment for nonperformance risk. The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit spreads, adjusted to reflect the credit quality of the Company, as well as an adjustment to reflect the non-default spreads and the priority and recovery rates of policyholder claims.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Embedded derivatives on reinsurance: The carrying value of embedded derivatives is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements. The fair value of the embedded derivatives is based on market observable inputs and is classified as Level 2.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third-party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

| | Year Ended December 31, 2020 | | | | | | | | | | | |
	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3	Transfers out of Level 3	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[3]	Change in Unrealized Gains (Losses) Included in OCI[3]
Fixed maturities, including securities pledged:												
U.S. Corporate public securities	$ 47	$ —	$ 4	$ —	$ —	$ (10)	$ (11)	$ 27	$ —	$ 57	$ —	$ 4
U.S. Corporate private securities	1,002	—	33	255	—	(9)	(89)	294	(200)	1,286	—	33
Foreign corporate public securities and foreign governments[1]	—	—	—	—	—	—	—	—	—	—	—	—
Foreign corporate private securities[1]	190	(9)	(21)	190	—	(11)	(4)	4	(44)	295	2	(21)
Residential mortgage-backed securities	16	(7)	—	32	—	—	—	—	(8)	33	(7)	—
Commercial mortgage-backed securities	—	—	—	—	—	—	—	—	—	—	—	—
Other asset-backed securities	48	—	—	4	—	—	(15)	—	—	37	—	—
Total fixed maturities, including securities pledged	1,303	(16)	16	481	—	(30)	(119)	325	(252)	1,708	(5)	16
Equity securities	63	2	—	35	—	—	(1)	—	—	99	2	—
Derivatives:												
Guaranteed benefit derivatives:												
Stabilizer and MCGs[2]	(22)	(29)	—	—	(2)	—	—	—	—	(53)	—	—
FIA[2]	(11)	2	—	—	(2)	—	1	—	—	(10)	—	—
Assets held in separate accounts[4]	115	—	—	161	—	(2)	—	3	(55)	222	—	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations or Unrealized gains (losses) on securities in the Condensed Consolidated Statements of Comprehensive Income

[4] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Year Ended December 31, 2019										
	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
		Net Income	OCI								
Fixed maturities, including securities pledged:											
U.S. Corporate public securities	$ 28	$ —	$ 3	$ —	$ —	$ —	$ (7)	$ 23	$ —	$ 47	$ —
U.S. Corporate private securities	771	(1)	62	246	—	(14)	(61)	8	(9)	1,002	(1)
Foreign corporate private securities[1]	124	(17)	31	108	—	(56)	—	—	—	190	1
Residential mortgage-backed securities	10	(3)	—	9	—	—	—	—	—	16	(4)
Commercial mortgage-backed securities	12	—	—	—	—	—	—	—	(12)	—	—
Other asset-backed securities	94	—	—	—	—	—	(2)	—	(44)	48	—
Total fixed maturities, including securities pledged	1,039	(21)	96	363	—	(70)	(70)	31	(65)	1,303	(4)
Equity securities, available-for-sale	50	(16)	—	29	—	—	—	—	—	63	(16)
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(4)	(16)	—	—	(2)	—	—	—	—	(22)	—
FIA[2]	(11)	5	—	—	(5)	—	—	—	—	(11)	—
Assets held in separate accounts[5]	61	4	—	79	—	(2)	—	3	(30)	115	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2020 and 2019, the transfers in and out of Level 3 for fixed maturities and separate accounts were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

Significant Unobservable Inputs

The Company's Level 3 fair value measurements of its fixed maturities, equity securities and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Other Financial Instruments

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

	December 31, 2020		December 31, 2019	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 29,993	$ 29,993	$ 27,460	$ 27,460
Equity securities	116	116	80	80
Mortgage loans on real estate	4,694	5,013	4,664	4,912
Policy loans	187	187	205	205
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	626	626	1,429	1,429
Derivatives	145	145	224	224
Short-term loan to affiliate	653	653	69	69
Other investments	43	43	43	43
Assets held in separate accounts	87,319	87,319	78,713	78,713
Liabilities:				
Investment contract liabilities:				
Funding agreements without fixed maturities and deferred annuities[1]	28,169	36,741	26,337	32,697
Funding agreements with fixed maturities	795	796	877	876
Supplementary contracts, immediate annuities and other	288	345	312	384
Deposit liabilities	—	—	76	152
Derivatives:				
Guaranteed benefit derivatives:				
FIA	10	10	11	11
Stabilizer and MCGs	53	53	22	22
Other derivatives	216	216	285	285
Short-term debt[2]	8	8	1	1
Long-term debt[2]	3	3	4	4
Embedded derivatives on reinsurance	—	—	23	23

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Guaranteed benefit derivatives section of the table above.
[2] Included in Other Liabilities on the Consolidated Balance Sheets.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the classification of financial instruments which are not carried at fair value on the Consolidated Balance Sheets:

Financial Instrument	**Classification**
Mortgage loans on real estate	Level 3
Policy loans	Level 2
Other investments	Level 2
Funding agreements without fixed maturities and deferred annuities	Level 3
Funding agreements with fixed maturities	Level 2
Supplementary contracts, immediate annuities and other	Level 3
Deposit liabilities	Level 3
Short-term debt and Long-term debt	Level 2

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

5.   Deferred Policy Acquisition Costs and Value of Business Acquired

The following table presents a rollforward of DAC and VOBA for the periods indicated:

	DAC	VOBA	Total
Balance at January 1, 2018	$ 385	$ 367	$ 752
Deferrals of commissions and expenses	55	6	61
Amortization:			
Amortization, excluding unlocking	(75)	(72)	(147)
Unlocking [1]	(26)	13	(13)
Interest accrued	35	39 [2]	74
Net amortization included in the Consolidated Statements of Operations	(66)	(20)	(86)
Change in unrealized capital gains/losses on available-for-sale securities	162	198	360
Balance as of December 31, 2018	536	551	1,087
Deferrals of commissions and expenses	43	6	49
Amortization:			
Amortization, excluding unlocking	(72)	(66)	(138)
Unlocking [1]	2	(2)	—
Interest accrued	35	38 [2]	73
Net amortization included in the Consolidated Statements of Operations	(35)	(30)	(65)
Change in unrealized capital gains/losses on available-for-sale securities	(256)	(222)	(478)
Balance as of December 31, 2019	288	305	593
Impact of ASU 2016-13	2	—	2
Deferrals of commissions and expenses	56	3	59
Amortization:			
Amortization, excluding unlocking	(84)	(76)	(160)
Unlocking [1]	(5)	(94)	(99)
Interest accrued	35	32 [2]	67
Net amortization included in the Consolidated Statements of Operations	(54)	(138)	(192)
Change in unrealized capital gains/losses on available-for-sale securities	(170)	(130)	(300)
Balance as of December 31, 2020	$ 122	$ 40	$ 162

[1] DAC/VOBA unlocking includes the impact of annual review of assumptions which typically occurs in the third quarter; and retrospective and prospective unlocking. Additionally, the 2018 amounts include unfavorable unlocking of DAC and VOBA of $25 and $26, respectively, associated with an update to assumptions related to customer consents of changes to guaranteed minimum interest rate provisions.

[2] Interest accrued at the following rates for VOBA: 5.5% to 7.0% during 2020, 2019 and 2018.

The estimated amount of VOBA amortization expense, net of interest, during the next five years is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Year	Amount
2021	$ 25
2022	23
2023	21
2024	17
2025	14

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

6. Guaranteed Benefit Features

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2020 and 2019, the account value for the separate account contracts with guaranteed minimum benefits was $46.9 billion and $40.0 billion, respectively. The additional liability recognized related to minimum guarantees as of December 31, 2020 and 2019 was $57 and $26, respectively.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2020 and 2019 was $9.2 billion and $8.2 billion, respectively.

7. Reinsurance

As of December 31, 2020, the Company has reinsurance treaties with 4 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. The Company previously had an agreement with one of its affiliates, Security Life of Denver International ("SLDI"), which was accounted for under the deposit method of accounting. This agreement was recaptured in Q1 2020. Refer to the *Related Party Transactions* Note for further detail.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement. As of December 31, 2020 and 2019, the Company had $1.2 billion and $1.3 billion, respectively, related to Reinsurance recoverable from the subsidiary of Lincoln.

Premiums receivable and reinsurance recoverable was comprised of the following as of the dates indicated:

	December 31,	
	2020	**2019**
Reinsurance recoverable, net of allowance for credit losses	$ 1,219	$ 1,304
Total	$ 1,219	$ 1,304

For the years ended December 31, 2020 and 2019, premiums, net of reinsurance were $32 and $31, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

8.   Capital Contributions, Dividends and Statutory Information

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10%) of VRIAC's earned statutory surplus at the prior year end or (2) VRIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2020, VRIAC declared and paid ordinary dividends to its Parent in the aggregate amount of $294. During the year ended December 31, 2019, VRIAC paid an ordinary dividend in the amount of $396 to its Parent.

On March 27, 2020, VFP paid a $20 dividend to VRIAC, its parent; on June 18, 2020, VFP paid a $15 dividend to VRIAC; on September 25, 2020, VFP paid a $20 dividend to VRIAC; and on December 22, 2020, VFP paid a $20 dividend to VRIAC. During the year ended December 31, 2019, VFP paid dividends of $80 to VRIAC.

On December 31, 2020, VRA paid a $20 dividend to VRIAC, its parent.

During the years ended December 31, 2020, the Company did not receive capital contributions from our Parent. During the years ended December 31, 2019, the Company received capital contributions of $57 from our Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to RBC requirements, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically a portion of deferred tax assets in excess of prescribed thresholds.

Statutory net income was $299, $325 and $377, for the years ended December 31, 2020, 2019 and 2018, respectively. Statutory capital and surplus was $2.0 billion as of December 31, 2020 and 2019.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

9.   **Accumulated Other Comprehensive Income (Loss)**

Shareholder's equity included the following components of AOCI as of the dates indicated.

		December 31,				
		2020		**2019**		**2018**
Fixed maturities, net of impairment	$	3,430	$	2,113	$	127
Derivatives		73		117		140
DAC/VOBA and Sales inducements adjustments on available-for-sale securities		(855)		(551)		(73)
Premium deficiency reserve adjustment		(434)		(211)		(51)
Other		2		—		—
Unrealized capital gains (losses), before tax		2,216		1,468		143
Deferred income tax asset (liability)		(337)		(180)		(39)
Unrealized capital gains (losses), after tax		1,879		1,288		104
Pension and other postretirement benefits liability, net of tax		3		4		4
AOCI	$	1,882	$	1,292	$	108

[1] Gains and losses reported in AOCI from hedge transactions that resulted in the acquisition of an identified asset are reclassified into earnings in the same period or periods during which the asset acquired affects earnings. As of December 31, 2020, the portion of the AOCI that is expected to be reclassified into earnings within the next twelve months is $22.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

	Year Ended December 31, 2020		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 1,309	$ (275)	$ 1,034
Other	2	—	2
Impairments	—		—
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	8	(2)	6
DAC/VOBA and Sales inducements	(302) [1]	63	(239)
Premium deficiency reserve adjustment	(224)	47	(177)
Change in unrealized gains/losses on available-for-sale securities	793	(167)	626
Derivatives:			
Derivatives	(22) [2]	5	(17)
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(23)	5	(18)
Change in unrealized gains/losses on derivatives	(45)	10	(35)
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(1) [3]	—	(1)
Change in pension and other postretirement benefits liability	(1)	—	(1)
Change in Other comprehensive income (loss)	$ 747	$ (157)	$ 590

(1) See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
(2) See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
(3) See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2019		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 1,995	$ (419)	$ 1,576
Other	—	—	—
Impairments	1	—	1
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	(11)	2	(9)
DAC/VOBA and Sales inducements	(479) [1]	100	(379)
Premium deficiency reserve adjustment	(160)	33	(127)
Change in unrealized gains/(losses) on available-for-sale securities	1,346	(284)	1,062
Derivatives:			
Derivatives	1 [2]	—	1
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(23)	5	(18)
Change in unrealized gains/(losses) on derivatives	(22)	5	(17)
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(1) [3]	3	2
Change in pension and other postretirement benefits liability	(1)	3	2
Change in Other comprehensive income (loss)	$ 1,323	$ (276)	$ 1,047

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2018		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ (1,401)	$ 299 [4]	$ (1,102)
Other	(5)	1	(4)
Impairments	8	(2)	6
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	69	(14)	55
DAC/VOBA and Sales inducements	360 [1]	(76)	284
Premium deficiency reserve adjustment	64	(13)	51
Change in unrealized gains/losses on available-for-sale securities	(905)	195	(710)
Derivatives:			
Derivatives	40 [2]	(8)	32
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(24)	5	(19)
Change in unrealized gains/losses on derivatives	16	(3)	13
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(1) [3]	—	(1)
Change in pension and other postretirement benefits liability	(1)	—	(1)
Change in Other comprehensive income (loss)	$ (890)	$ 192	$ (698)

[1] See the Deferred Policy Acquisition Costs and Value of Business Acquired Note to these Consolidated Financial Statements for additional information.
[2] See the Derivative Financial Instruments Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.
[4] Amount includes $9 valuation allowance. See the Income Taxes Note these Consolidated Financial Statements for additional information.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

10.   Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

	Year Ended December 31,		
	2020	**2019**	**2018**
Current tax expense (benefit):			
Federal	$ 6	$ 9	$ 3
Total current tax expense	6	9	3
Deferred tax expense (benefit):			
Federal	(20)	23	58
Total deferred tax expense (benefit)	(20)	23	58
Total income tax expense (benefit)	$ (14)	$ 32	$ 61

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

	Year Ended December 31,		
	2020	**2019**	**2018**
Income (loss) before income taxes	$ 152	$ 332	$ 506
Tax rate	21.0 %	21.0 %	21.0 %
Income tax expense (benefit) at federal statutory rate	32	70	106
Tax effect of:			
Dividends received deduction	(37)	(35)	(49)
Valuation allowance	—	—	9
Tax Attributes	(8)	(4)	—
Other	(1)	1	(5)
Income tax expense (benefit)	$ (14)	$ 32	$ 61
Effective tax rate	(9.2)%	9.6 %	12.1 %

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

	December 31,	
	2020	**2019**
Deferred tax assets		
Insurance reserves	$ 112	$ 107
Investments	9	23
Compensation and benefits	60	57
Other assets	35	34
Total gross assets	216	221
Deferred tax liabilities		
Net unrealized investment (gains) losses	(645)	(424)
Deferred policy acquisition costs	(10)	(101)
Total gross liabilities	(655)	(525)
Net deferred income tax asset (liability)	$ (439)	$ (304)

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2020 and 2019, the Company had no valuation allowance. However, the application of intra-period tax allocation rules to benefits associated with capital deferred tax assets resulted in a valuation allowance as of December 31, 2020 and 2019 of $128 and $128, respectively, in continuing operations, offset by a corresponding benefit in Other comprehensive income.

Tax Sharing Agreement

As of December 31, 2020 and 2019, the Company had a receivable from Voya Financial of $5 and $9, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of Voya Financial. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of Voya Financial's consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be no impact to income tax expense (benefit) for the periods indicated above. However, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Unrecognized Tax Benefits

The Company had no unrecognized tax benefits as of December 31, 2020 and December 31, 2019.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2020 and December 31, 2019.

Tax Regulatory Matters

For the tax years 2018 through 2020, Voya Financial, Inc. participated in the Internal Revenue Service ("IRS") Compliance Assurance Process ("CAP"), which is a continuous audit program provided by the IRS. The IRS finalized the audit of Voya Financial, Inc. for the period ended December 31, 2018. For the periods ended December 31, 2019 and December 31, 2020, the IRS has determined that Voya Financial, Inc. would be in the Compliance Maintenance Bridge ("Bridge") phase of CAP. In the Bridge phase, the IRS does not intend to conduct any review or provide any letters of assurance for the tax year.

Tax Legislative Matters

The Coronavirus Aid, Relief and Economic Security ("CARES") Act, which became effective on March 27, 2020, and the Consolidated Appropriations Act, which became effective on December 27, 2020, have not had any material impact on corporate income taxes.

11.   Benefit Plans

Defined Benefit Plan

Voya Services Company sponsors the Voya Retirement Plan (the "Retirement Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company.

The costs allocated to the Company for its employees' participation in the Retirement Plan were $11, $11 and $11 for the years ended December 31, 2020, 2019 and 2018, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

Voya Services Company sponsors the Voya Savings Plan (the "Savings Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria ("Career Agents"). The Savings Plan is a tax qualified defined contribution plan. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. Voya Services Company matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The costs allocated to the Company for the Savings Plan were $17, $15 and $15, for the years ended December 31, 2020, 2019 and 2018, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Non-Qualified Retirement Plans

The Company, in conjunction with Voya Services Company, offers certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants began accruing benefits under Voya Services SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with Voya Services Company, sponsors the Pension Plan for Certain Producers of Voya Retirement Insurance and Annuity Company (the "Agents Non-Qualified Plan"). This plan covers Career Agents. The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and Voya Services Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan as of December 31, 2020 and 2019:

	Year Ended December 31,	
	2020	**2019**
Change in benefit obligation:		
Benefit obligation, January 1	$ 82	$ 80
Interest cost	3	3
Benefits paid	(6)	(5)
Actuarial (gains) losses on obligation	5	4
Benefit obligation, December 31	$ 84	$ 82

Amounts recognized on the Consolidated Balance Sheets in Other liabilities and in AOCI were as follows as of December 31, 2020 and 2019:

	December 31,	
	2020	**2019**
Accrued benefit cost	$ (84)	$ (82)
Accumulated other comprehensive income (loss):		
Prior service cost (credit)	—	—
Net amount recognized	$ (84)	$ (82)

Assumptions

The discount rate used in the measurement of the December 31, 2020 and 2019 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2020	2019
Discount rate	2.67 %	3.36 %

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the SERPs and Agents Non-Qualified Plan.

The weighted-average discount rate used in calculating the net pension cost was as follows:

	2020	2019	2018
Discount rate	3.36 %	4.46 %	3.85 %

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,					
	2020		2019		2018	
Interest cost	$	3	$	3	$	3
Amortization of prior service cost (credit)		—		—		(1)
Net (gain) loss recognition		5		4		(4)
Net periodic (benefit) cost	$	8	$	7	$	(2)

Expected Future Benefit Payments

The following table summarizes the expected benefit payments related to the SERPs and Agents Non-Qualified Plan for the years indicated:

2021	$	6
2022		6
2023		6
2024		6
2025		5
2026-2029		25

In 2021, the Company is expected to contribute $6 to the SERPs and Agents Non-Qualified Plan.

Share Based Compensation Plans

Certain employees of the Company participate in the 2013, 2014 and 2019 Omnibus Employee Incentive Plans ("the Omnibus Plans") sponsored by Voya Financial. The Omnibus Plans each permit the granting of a wide range of equity-based awards, including restricted stock units ("RSUs"), performance share units ("PSUs"), and stock options.

The Company was allocated compensation expense from Voya Financial of $27, $31 and $29 for the years ended December 31, 2020, 2019 and 2018, respectively.

The Company recognized tax benefits of $6, $7 and $6 for the years ended 2020, 2019 and 2018, respectively.

All excess tax benefits and tax deficiencies related to share-based compensation are reported in Net Income.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other Benefit Plans

In addition, the Company, in conjunction with Voya Services Company, sponsors the following benefit plans:

- The Voya 401(k) Plan for VRIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the Voya 401(k) Plan for VRIAC Agents was filed with the IRS on January 1, 2014. A favorable determination letter was received dated August 28, 2014.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Prior to April 1, 2017, coverage for Medicare eligible retirees was provided through a fully insured Medicare Advantage plan. Effective April 1, 2017, the fully insured Medicare Advantage Plan was replaced with access to individual coverage through a private exchange. The Company's premium subsidy ended and was replaced with a monthly HRA contribution. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The Voya Financial Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges incurred by the Company related to these plans were immaterial for the years ended December 31, 2020, 2019, and 2018.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

12.   Commitments and Contingencies

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by Voya Services Company as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2020, 2019 and 2018, rent expense for leases was $5, $5 and $5, respectively.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. As of December 31, 2020 the Company had off-balance sheet commitments to acquire mortgage loans of $50 and purchase limited partnerships and private placement investments of $565.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, letter of credit ("LOC") and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

	December 31,	
	2020	**2019**
Fixed maturity collateral pledged to FHLB[1]	$ 997	$ 1,087
FHLB restricted stock[2]	44	44
Other fixed maturities-state deposits	14	14
Cash and cash equivalents	4	5
Securities pledged[3]	220	828
Total restricted assets	$ 1,279	$ 1,978

[1] Included in Fixed maturities, available for sale, at fair value, on the Consolidated Balance Sheets.
[2] Included in Other investments on the Consolidated Balance Sheets.
[3] Includes the fair value of loaned securities of $143 and $715 as of December 31, 2020 and 2019, respectively. In addition, as of December 31, 2020 and 2019, the Company delivered securities as collateral of $77 and $113, respectively. Loaned securities and securities delivered as collateral are included in Securities pledged on the Consolidated Balance Sheets.

Federal Home Loan Bank Funding

On January 18, 2018, the Company became a member of the Federal Home Loan Bank of Boston ("FHLB"). The Company is required to pledge collateral to back funding agreements issued to the FHLB. As of December 31, 2020, the Company had $795 in non-putable funding agreements, which are included in Future policy benefits and contract owner account balances on the Consolidated Balance sheets. As of December 31, 2020, assets with a market value of approximately $997 collateralized the FHLB funding agreements. Assets pledged to the FHLB are included in Fixed maturities, available for sale, at fair value on the Consolidated Balance Sheets.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Litigation, Regulatory Matters and Loss Contingencies

Litigation, regulatory and other loss contingencies arise in connection with the Company's activities as a diversified financial services firm. The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters.

The outcome of a litigation or regulatory matter is difficult to predict and the amount or range of potential losses associated with these or other loss contingencies requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters, litigation and other loss contingencies.

While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters, nor potential liabilities associated with other loss contingencies, are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters, or liabilities arising from other loss contingencies, could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. As of December 31, 2020, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Finally, industry wide, life insurers continue to be exposed to class action litigation related to the cost of insurance rates and periodic deductions from cash value. Common allegations include that insurance companies have breached the terms of their universal life insurance policies by establishing or increasing the cost of insurance rates using cost factors not permitted by the contract, thereby unjustly enriching themselves. This litigation is generally known as cost of insurance litigation.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

13.   Related Party Transactions

Operating Agreements

VRIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with Voya Investment Management LLC ("VIM"), an affiliate, in which VIM provides asset management, administrative and accounting services for VRIAC's general account. VRIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2020, 2019 and 2018, expenses were incurred in the amounts of $73, $68 and $65, respectively.

- Services agreements with Voya Services Company and other insurance and non-insurance company affiliates for administrative, management, financial and information technology services. For the years ended December 31, 2020, 2019 and 2018, expenses were incurred in the amounts of $458, $443 and $379, respectively.

- Intercompany agreement with VIM, as amended pursuant to which VIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues VIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2020, 2019 and 2018, revenue under the VIM intercompany agreement was $57, $59 and $63, respectively.

- Variable annuity, fixed insurance and mutual fund products issued by VRIAC are sold by Voya Financial Advisors, an affiliate of VRIAC. For the years ended December 31, 2020, 2019 and 2018 commission expenses incurred by VRIAC were $81, $82 and $79, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

As disclosed in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements, DSL was divested as part of the 2018 Transaction. DSL had certain intercompany agreements whereby it generated revenues and expenses with affiliated entities related to underwriting, distribution, investment advisory and administrative services. For the years ended December 31, 2018, commissions were collected in the amount of $69 and paid in turn to broker-dealers. In addition, for the years ended December 31, 2018, revenues earned and expenses incurred were $27 and $26, respectively.

Reinsurance Agreements

In March 2020, the Company recaptured an automatic reinsurance agreement entered into in 2012 with its affiliate, SLDI, to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company reinsured to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on certain contracts. The agreement was accounted for under the deposit method. As of December 31, 2019, the Company had deposit assets of $36 and deposit liabilities of $76, related to this agreement which were included in Other assets and Other liabilities, respectively on the Consolidated Balance Sheet, The recapture resulted in a loss of $20 that was recorded in the Consolidated Statements of Operations for the year ended December 31, 2020.

Additionally, VRIAC entered in 2014 into a coinsurance agreement with Langhorne I, LLC ("Langhorne"), an affiliated captive reinsurance company, to manage reserve and capital requirements in connection with a portion of its Stabilizer and Managed Custody Guarantee business. Effective January 1, 2018, the Company recaptured the coinsurance agreement and recorded a $74 pre-tax gain on the recapture which was reported in Operating expenses in the Consolidated Statement of Operations for the year ended December 31, 2018.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Investment Advisory and Other Fees

VFP acts as a distributor of insurance products issued by its affiliates, which may in turn invest in mutual funds products issued by certain of its affiliates. For each of the years ended December 31, 2020, 2019 and 2018, distribution revenues received by VFP related to affiliated mutual fund products were $26, $27, and $27.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with Voya Financial, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2021, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. During the years ended December 31, 2020, 2019, and 2018, interest on any borrowing by either the Company or Voya Financial was charged at a rate based on the prevailing market rate for similar third-party borrowings for securities.

Under this agreement, the Company incurred and earned immaterial interest expense and interest income of $5, $2 and $0 for the years ended December 31, 2020, 2019 and 2018. Interest expense and income are included in Operating expenses and Net investment income, respectively, in the Consolidated Statements of Operations. As of December 31, 2020, the Company had an outstanding receivable of $653 and VIPS had a $7 outstanding payable. As of December 31, 2019, the Company had an outstanding receivable of $69 and no outstanding payable from/to Voya Financial under the reciprocal loan agreement.

Note with Affiliate

On December 29, 2004, VIAC issued a surplus note in the principal amount of $175 (the "Note") scheduled to mature on December 29, 2034, to VRIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. For the year ended December 31, 2020 and 2019, the Company earned no affiliate interest income on this Note. Interest income was $5 for the years ended December 31, 2018. As of June 1, 2018, VIAC ceased to be an affiliate of the Company following the closing of the 2018 Transaction as disclosed in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements. The investment in surplus notes is reported in Fixed maturities, available-for-sale on the Company's Consolidated Balance Sheet as of December 31, 2020 and 2019.